The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended. As submitted confidentially to the Securities and Exchange Commission on December 21, 2016 (Amendment No. 4).

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Five Point Holdings, LLC

(Exact Name of Registrant as Specified in Governing Instruments)

25 Enterprise, Suite 300

Aliso Viejo, California 92656

Tel: (949) 349-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael A. Alvarado

Chief Legal Officer, Vice President and Secretary

Five Point Holdings, LLC

25 Enterprise, Suite 300

Aliso Viejo, California 92656

Tel: (949) 349-1000

Fax: (949) 349-1075

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jonathan L. Friedman Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 Tel: (213) 687-5000 Fax: (213) 621-5600	Philippa M. Bond Frank J. Lopez Proskauer Rose LLP 2049 Century Park East, Suite 3200 Los Angeles, California 90067 Tel: (310) 557-2900 Fax: (310) 557-2193

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 21, 2016

PRELIMINARY PROSPECTUS

                 Shares

Five Point Holdings, LLC

Class A Common Shares

Representing Class A Limited Liability Company Interests

$         per share

This is the initial public offering of our Class A common shares, representing Class A limited liability company interests. No public market currently exists for our Class A common shares. We are offering                  Class A common shares. We currently expect the initial public offering price to be between $         and $         per Class A common share.

We have applied to have our Class A common shares listed on the New York Stock Exchange, under the symbol “FPH.”

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We have elected to be treated as a corporation for U.S. federal income tax purposes.

Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying our Class A common shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                  additional Class A common shares from us at the initial public offering price less the underwriting discounts and commissions for 30 days after the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                 , 2017 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	J.P. Morgan

The date of this prospectus is                 , 2017.

FIVEPOINT™

The San Francisco Shipyard & Candlestick Point

Newhall Ranch

Great Park Neighborhoods

Our communities are designed to include:

Approximately
40,000
RESIDENTIAL HOMES

Approximately
20,000,000 sf
COMMERCIAL SPACE

SAN FRANCISCO
CALIFORNIA
NEWHALL RANCH
LOS ANGELES
IRVINE

We are responsible for the information contained in this prospectus. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Industry and Market Data

We use market data and industry forecasts and projections in this prospectus, particularly in the sections entitled “Prospectus Summary” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), an independent research provider and consulting firm focused on the housing industry. A complete copy of the market study prepared by JBREC is also attached to this prospectus as Appendix I. We have agreed to pay JBREC an aggregate fee of $122,500 for that market study, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and experience of various professionals and various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Experts.” In addition, we have obtained certain market data and industry forecasts and projections from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Basis of Presentation and Definitions

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us” and “our company” refer to Five Point Holdings, LLC, a Delaware limited liability company, together with its consolidated subsidiaries, after giving effect to the formation transactions effected on May 2, 2016. References in this prospectus to our “communities” refer to the communities that we are developing, including Newhall Ranch in Los Angeles County, The San Francisco Shipyard and Candlestick Point in the City of San Francisco and Great Park Neighborhoods in Orange County. Such references do not include the Treasure Island community in the City of San Francisco or the Concord community in the San Francisco Bay Area. We provide development management services with respect to the Treasure Island and Concord communities for a fee, but we do not have any ownership interest in these communities. For additional information about the formation transactions, see “Structure and Formation of Our Company.”

In this prospectus:

•	“acquired entities” refers, collectively, to the San Francisco Venture, the Great Park Venture and the management company, entities in which we acquired interests in the formation transactions;

•	“acres” refers to gross acres, which includes unsaleable land, such as land on which major roads will be constructed, public parks, water quality basins, school sites and open space;

•	“formation transactions” refers to the transactions effected on May 2, 2016, in which, among other things, (1) we acquired an interest in, and became the managing member of, the San Francisco Venture, (2) the limited liability company agreement of the San Francisco Venture was amended and restated to provide for the possible future exchange of the remaining interests in the San Francisco Venture for interests in our operating company, (3) we acquired a 37.5% percentage interest in the Great Park Venture, and became the administrative member of the Great Park Venture, and (4) we acquired the management company. See “Certain Relationships and Related Party Transactions—Formation Transactions”;

•	“FP LP” refers to Five Point Communities, LP, a Delaware limited partnership;

•	“FP Inc.” refers to Five Point Communities Management, Inc., a Delaware corporation, which is the general partner of, and owns a 0.5% Class A limited partnership interest in, FP LP;

•	“FPC-HF” refers to FPC-HF Venture I, LLC, a Delaware limited liability company, which is owned, directly or indirectly, by an affiliate of Castlelake, L.P., an affiliate of Lennar, Mr. Haddad and certain employees of the management company;

•	“FPL” refers to our subsidiary, Five Point Land, LLC, a Delaware limited liability company, which owns Newhall Land & Farming;

•	“fully diluted basis” assumes (1) the exchange of all outstanding Class A units of the operating company for our Class A common shares on a one-for-one basis, (2) the exchange of all outstanding Class A units of the San Francisco Venture for our Class A common shares on a one-for-one basis and (3) the conversion of all of our outstanding Class B common shares into Class A common shares;

ii

•	“GPV Subsidiary” refers to Heritage Fields El Toro, LLC, a Delaware limited liability company, which is a wholly owned indirect subsidiary of the Great Park Venture;

•	“Great Park Venture” refers to Heritage Fields LLC, a Delaware limited liability company, which is developing Great Park Neighborhoods;

•	“homes” includes single-family detached homes, single-family attached homes and apartments for rent;

•	“homesite” refers to a residential lot or a portion thereof on which a home will be built;

•	“legacy interests” refers to membership interests in the Great Park Venture, which are currently held by the entities that owned the Great Park Venture immediately prior to the formation transactions, and entitle them to receive priority distributions from the Great Park Venture in an aggregate amount equal to $565 million;

•	“Lennar” refers to Lennar Corporation and its subsidiaries;

•	“Lennar-CL Venture” refers to a joint venture between Lennar and an affiliate of Castlelake, L.P., which acquired certain assets, and assumed certain liabilities, from the San Francisco Venture immediately prior to the formation transactions.

•	“management company” refers, collectively, to FP LP and FP Inc., which have historically managed the development of Great Park Neighborhoods and Newhall Ranch;

•	“net acres” refers to acres of saleable land, such as land on which structures, local roads, alleys, sidewalks and parkways may be constructed;

•	“Newhall Land & Farming” refers to The Newhall Land and Farming Company, a California limited partnership, which is developing Newhall Ranch;

•	“operating company” refers to our subsidiary, Five Point Operating Company, LLC, a Delaware limited liability company, which owns all of our assets and conducts all of our operations;

•	“percentage interests” refers to membership interests in the Great Park Venture that entitle the holders to receive all distributions from the Great Park Venture after priority distributions in an aggregate amount equal to $565 million have been paid to the holders of the legacy interests in the Great Park Venture;

•	“San Francisco Agency” refers to the Office of Community Investment and Infrastructure, the successor to the Redevelopment Agency of the City and County of San Francisco;

•	“San Francisco Venture” refers to The Shipyard Communities, LLC, a Delaware limited liability company, which is developing The San Francisco Shipyard and Candlestick Point; and

•	“San Francisco Venture transactions” refers to the transactions effected on May 2, 2016, in which the San Francisco Venture agreed to transfer certain assets and liabilities to the Lennar-CL Venture. See “Certain Relationships and Related Party Transactions—San Francisco Venture Transactions.”

We make statements in this prospectus about being the largest owner and developer of mixed-use, master-planned communities in coastal California. These statements are based on statistics about the total number of residential homesites permitted to be built under existing entitled zoning in the following counties: San Diego, Orange, Los Angeles, Ventura, San Francisco, San Mateo, Santa Clara, Alameda, Contra Costa, Marin, Napa, Sonoma and Solano, which include the ten most populous counties in coastal California.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our Class A common shares. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and related notes appearing elsewhere in this prospectus, prior to making an investment decision.

Our Company

We are the largest owner and developer of mixed-use, master-planned communities in coastal California, based on the total number of residential homesites permitted to be built under existing entitled zoning. Our three existing communities have the general plan and zoning approvals necessary for the construction of thousands of homesites and millions of square feet of commercial space, and represent a significant portion of the real estate available for development in three of the most dynamic and supply constrained markets along the California coast—Los Angeles County, San Francisco County and Orange County. These markets exhibit strong long-term housing demand fundamentals, including population and employment growth, coupled with constrained supply of residential land as a result of entitlement challenges and land availability.

We are developing new, vibrant and sustainable communities that, in addition to homesites, include commercial, retail, educational and recreational elements, as well as civic areas, parks and open spaces. We are the initial developer of our three communities that are designed to include approximately 40,000 residential homes and approximately 20 million square feet of commercial space over a period of more than 10 years. Our three mixed-use, master-planned communities are:

•	Newhall Ranch: Newhall Ranch consists of approximately 15,000 acres in one of the last growth corridors of northern Los Angeles County. Newhall Ranch is designed to include approximately 21,500 homesites and approximately 11.5 million square feet of commercial space within this community. Newhall Ranch is directly adjacent to our completed, award-winning Valencia master-planned community, where today approximately 20,000 households reside and approximately 60,000 people work.

•	The San Francisco Shipyard and Candlestick Point: Located almost equidistant between downtown San Francisco and the San Francisco International Airport, The San Francisco Shipyard and Candlestick Point consists of approximately 800 acres of bayfront property in the City of San Francisco. The San Francisco Shipyard and Candlestick Point is designed to include approximately 12,000 homesites and approximately 4.1 million square feet of commercial space. The San Francisco Venture commenced land development in 2013, and the first homes were sold in April 2015. In November 2014, the San Francisco Venture entered into a joint venture agreement with a subsidiary of The Macerich Company (“Macerich”) to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point.

•	Great Park Neighborhoods: Great Park Neighborhoods consists of approximately 2,100 acres in Orange County, California, and is being built around the approximately 1,300 acre Orange County Great Park, a metropolitan public park that is under construction and, upon completion, will be nearly twice the size of New York’s Central Park. Great Park Neighborhoods is designed to include approximately 9,500 homesites and approximately 4.9 million square feet of commercial space. The Great Park Venture sold the first homesites in April 2013. As of September 30, 2016, the Great Park Venture had sold 3,866 homesites (including 544 affordable homesites and 26 homesites that are subject to an option agreement expected to close in December 2016) and commercial land allowing for development of up to 2 million square feet of commercial (research and development) space for aggregate consideration of approximately $1.69 billion.

The scale and positioning of our communities allow us to engage in long-term development, providing numerous opportunities for us to add value for the ultimate residential buyers and commercial owners. In addition, our development activities benefit from our strong relationships and extensive experience working with federal, state and local government agencies and other local constituents to create economically vibrant communities. Our communities promote quality living, with a focus on active lifestyles, diverse populations and an optimal mix of housing and commercial development and employment opportunities.

Our management team has an expansive planning and development skill set, including expertise in managing public-private partnerships and navigating the difficult and complicated entitlement process in California. Key members of our management team have worked together for 10 to 25 years and have overseen the development of our communities from inception. Prior to the formation of the management company in 2009, our management team was an integral part of the team responsible for developing and implementing land strategies on the west coast for Lennar, one of the nation’s largest homebuilders. The collective experience of our team is a key factor in our ability to design and successfully execute the development plans for our communities, and to make new opportunistic investments. Since 2009, our management team has obtained vested tentative tract maps for over 17,000 homesites in our communities. See “Business and Properties—Our Communities—Development Status” for more information regarding the status of our communities’ entitlements.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Attractive Locations in Desirable and Supply Constrained California Coastal Markets

Our three communities are located in Los Angeles County, San Francisco County and Orange County, each of which exhibits favorable economic, demographic and employment trends, which are expected to continue to drive future housing demand. All three markets have exhibited strong employment growth, driven in part by exposure to technology sector investment and the Asia-Pacific trade corridor, as evidenced by the ratio of number of jobs added to number of homebuilding permits issued. In 2015, the employment growth-to-homebuilding permits issued ratios were 3.7, 8.8 and 4.4 for Los Angeles County, San Francisco, Marin and San Mateo Counties (collectively, the “Bay Area Counties”), and Orange County, respectively. According to JBREC, household growth is expected to remain a key demand driver through 2017 due to continued population and employment growth. Los Angeles County, the Bay Area Counties and Orange County are expected to experience average annual household growth within a range of 22,500—27,600 households, 7,000—7,900 households, and 11,100—11,700 households, respectively, through 2018. All three markets are also seeing strong demand for commercial space, as evidenced by vacancy rates for office properties declining to 13.7%, 6.7% and 10.8% in Los Angeles County, the Bay Area Counties and Orange County, respectively, in the third quarter of 2016. These factors, among others, should continue to drive housing and commercial demand in the coastal California markets where our communities are located. Furthermore, the limited supply of land available for development in these markets, and the difficult, time consuming and expensive process to obtain new entitlements in California, act as high barriers to entry for competition.

Significant Scale with Favorable Zoning and Entitlements

We believe that our scale, as measured by entitled residential and commercial land, uniquely positions us within the real estate industry on the west coast. We own, or have the right to acquire, substantially all of the undeveloped land in all three of our communities, where we are entitled to build approximately 40,000 residential homes and 20 million square feet of commercial space, which makes us the largest owner and developer of mixed-use, master-planned communities in coastal California. Our existing general plan and zoning approvals give us varying degrees of flexibility in determining the types of homes and commercial buildings that will be constructed, as well as the location of such buildings in different development areas within our communities. As a result, we are able to modify our planning in response to changing economic conditions, consumer preferences and other factors.

Experienced and Proven Leadership

Our Chairman and Chief Executive Officer, Emile Haddad, has worked in the real estate development industry for over 30 years, including as the Chief Investment Officer of Lennar, one of the nation’s largest homebuilders, where he was responsible for land strategy, real estate investments and asset management on the west coast. He is regarded nationally as a leading land expert and a skillful negotiator of complex transactions with competing priorities. Along with Mr. Haddad, key members of our management team, including Erik Higgins, Michael White, Lynn Jochim, Greg McWilliams and Kofi Bonner, along with senior members of the project teams, have worked together for 10 to 25 years on several coastal California communities, including Stevenson Ranch (in Los Angeles County), Windemere (in Contra Costa County) and Coto de Caza (in Orange County), and the acquisition, entitlement, planning and development of all three of our communities. The collective experience of our team is wide-ranging and includes community development, urban and infill redevelopment and military base reuse, enabling us to manage complex entitlements and long-term development projects, and to make new opportunistic investments. We also have demonstrated an ability to successfully re-allocate our management resources as large-scale projects progress. For example, in 2005, our Regional President—Southern California, Mr. McWilliams, was relocated from San Francisco to lead Newhall Ranch, and our Executive Vice President, Ms. Jochim, was promoted to lead the San Francisco East Bay, while our Regional President—Northern California, Mr. Bonner, was promoted to head The San Francisco Shipyard and Candlestick Point. In 2006, Ms. Jochim moved to Orange County to oversee Great Park Neighborhoods.

Expertise in Partnering with Governmental Entities

Our management team has worked with governmental entities on the development of mixed-use, master-planned communities for over 25 years. Our longstanding community relationships and experience help us understand public policy objectives, navigate the complex entitlement process and develop innovative plans that satisfy a wide range of stakeholder objectives. Our commitment to partnering with governmental entities is exemplified by our participation on various boards, committees and councils. For example, Mr. McWilliams serves as Chairman of the Southern California Association of Governments, which has members from 191 cities and six counties, Mr. Bonner serves on the board of the Bay Area Council, which drives implementation of strategic policy solutions through political, business and civic leadership, and Ms. Jochim is on the board of the Orange County Business Council. Mr. Haddad has been a part of international delegations and has been a business delegate on the Governor of California’s gubernatorial trade mission to China. Our completed communities provide major public benefits and we are in the process of developing approximately 6,000 units of affordable housing and approximately 11,000 acres of open space, including habitats and wildlife corridors, within our three current communities. We will also continue making significant investments in the development of public infrastructure within our communities, including schools and parks. An independent economic research and consulting firm has estimated that our three current communities will generate approximately 288,000 jobs during construction, $2.1 billion in state and local tax revenues, $21 billion in labor income and $54.7 billion in economic activity.

Fully Funded Development Program

Taking into account the net proceeds of this offering, we expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. Our communities are at different stages in the development cycle, requiring different levels of capital investment and providing different levels of operating cash flow. As a result, we expect the cash flows from our communities to provide a substantial portion of the capital needed to fund our expenditures. With limited availability of financing for land development, our strong financial position gives us an advantage over potential competitors.

Our Business

We are primarily engaged in the business of planning and developing our three mixed-use, master-planned communities, and our principal source of revenue is the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also retain a portion of the commercial and multi-family properties in our communities as income-producing assets.

Our planning and development process involves the following components:

Master Planning. We design all aspects of our communities, creating highly desirable places to live, work, shop and enjoy an active lifestyle. Our designs include a wide range of amenities, such as high quality schools, parks and recreational areas, entertainment venues and walking and biking trails. Each community is comprised of several villages or neighborhoods, each of which offers a range of housing types, sizes and prices. In addition to the master land planning we undertake for each community, we typically create the floorplans and elevations for each home, as well as the landscape design for each neighborhood, considering each neighborhood’s individual character within the context of the overall plan for the community. For the commercial aspects of our communities, we look for commercial enterprises that will best add value to the community by providing needed services, additional amenities or local jobs. In designing the overall program at each community, we consider the appropriate balance of housing and employment opportunities, access to transportation, resource conservation and enhanced public open spaces and wildlife habitats. We continually evaluate our plans for each community, and make adjustments that we deem appropriate based on changes in local economic factors and other market dynamics.

Entitlements. We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder. Although we have general plan and zoning approvals for our communities, individual development areas within our communities are at various stages of planning and development and have received different levels of discretionary entitlements and approvals. For additional information about the status of each development area within our communities, see “Business and Properties—Our Communities—Development Status.”

Horizontal Development (Infrastructure). We refer to the process of preparing the land for construction of homes or commercial buildings as “horizontal development.” This involves significant investments in a community’s infrastructure and common improvements, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare residential and commercial lots for vertical development.

Land Sales. After horizontal development for a given phase or parcel is completed, graded lots are typically sold to homebuilders, commercial builders or commercial buyers. We typically sell homesites to a diverse group of high-quality homebuilders in a competitive process, although in some cases we may negotiate directly with a single homebuilder. In addition to the base purchase price, our residential land sales typically involve participation provisions that allow us to share in the profits realized by the homebuilders. We sell commercial lots to developers through a competitive process or negotiate directly with the buyer. We also regularly assess our development plan and may retain a portion of the commercial and multi-family properties within our communities as income-producing assets.

Vertical Development (Construction). We refer to the process of building structures (buildings or houses) and preparing them for occupancy as “vertical development.” Single-family residences in our communities are built by third-party homebuilders. Commercial buildings in our communities are usually built by a third-party developer or the buyer. For commercial or multi-family properties that we retain, we may construct the building ourselves, or enter into a joint venture with an established developer to construct a particular property (such as a retail development).

Community Programming. Our community building efforts go beyond development and construction. We offer numerous community events, including music, food and art festivals, outdoor movies, educational programs, health and wellness programs, gardening lessons, cooking lessons, food truck events, bike tours and various holiday festivities. For example, at Great Park Neighborhoods, we held a pumpkin carving event that set an official Guinness World Record for the longest line of carved pumpkins. We plan and program all of our events with a goal of building a community that transcends the physical features of our development and connects neighbors through their interests. We believe community building efforts create loyal residents that can become repeat customers within our multi-generational communities.

Sequencing. In order to balance the timing of our revenues and expenditures, we typically sequence the development of individual neighborhoods or villages within our communities. As a result, many of the master planning, entitlement, development, sales and other activities described above may occur at the same time in different locations within a single community. Further, depending on the specific plans for each community, we may vary the timing of certain of these phases. Throughout this process, we continually analyze each community relative to its market to determine which portions to sell, which portions to build and then sell, and which portions to retain as part of our portfolio of commercial and multi-family properties.

Our Business Strategy

We are engaged in the business of planning and developing our three mixed-use, master-planned communities. In order to maximize the value of these communities, we intend to:

•	actively manage the entitlement, design and development of our communities;

•	maximize revenue from the sale or use of residential and commercial land; and

•	build our own portfolio of income-producing commercial and multi-family properties.

This business strategy includes the following elements:

Create Active and Connected Communities

We design all aspects of our communities with a view to creating highly desirable places to live, work, shop and enjoy an active lifestyle, and are thereby able to distinguish our communities. Our designs include a wide range of amenities that support activity and connectivity, such as high quality schools, parks and recreational areas, entertainment venues, abundant sidewalks and extensive walking and biking trails. We emphasize lively neighborhoods and the creation of quality public spaces that enhance a vibrant social life. For example, our recreation centers are part of central community hubs that have swimming pools, fitness facilities, indoor/outdoor kitchen and dining areas, sport courts, community rooms, community greenhouses and other community services.

Utilize Residential Product Segmentation to Optimize the Pace of Sales

We offer a range of housing types, sizes and prices in neighborhoods within our communities, which are intended to appeal to different segments of homebuyers across a wide range of life phases. We believe our segmentation approach optimizes the pace of homesite sales, which we refer to as “absorption,” and the pricing of homes within our communities because the different product types being sold at any one time are not directly competitive with each other. It also enhances the character of the neighborhoods within our communities, attracting residents of diverse ages and incomes. Within the scope of our existing entitlements, we have the ability to modify the types of homes offered within our communities, and intend to do so as we deem appropriate to optimize absorption rates and land values.

Adjust Neighborhood Composition to Respond to Changing Economic Circumstances

Our master planning is a dynamic process throughout the life cycle of each of our communities. We continually evaluate our plans for each community, and make adjustments based on local economic factors and other market dynamics in order to maximize the value of our underlying land. In addition to changing the types of housing offered, we may offer new amenities, modify the types of commercial development that we undertake or change the particular uses of land parcels within different development areas of a single community. We also manage the timing of our land sales based on market conditions in order to maximize the long-term value of our communities.

Develop an Income-Producing Portfolio

We regularly assess our development plan and may retain a portion of the commercial and multi-family properties in our communities as income-producing assets, rather than selling the land to builders, commercial buyers or homebuyers. The decision to retain any particular property as an income-producing asset (rather than sell it to a developer or commercial user) is a strategic decision that we will make based on a number of factors, including our views about the potential for property appreciation and the opportunity to add value to the community. For example, we may decide to retain a commercial property in order to attract a particular tenant or group of tenants to the community. In these situations, we may construct the property ourselves or enter into a joint venture with an established developer to construct the property.

Strike a Favorable Balance between Jobs and Housing

We plan our communities with the goal of achieving a desirable balance between jobs and housing. Each of our communities will include a mix of residential and commercial properties, which we expect will generate a significant number of jobs within our communities. We sold approximately 73 net acres in Great Park Neighborhoods to a subsidiary of Broadcom Corporation, which currently has approximately one million square feet of its campus under construction, where its Irvine workforce will be based. At Candlestick Point, we have entered into a joint venture with Macerich to construct an approximately 550,000 square foot outdoor urban outlet mall. At Newhall Ranch, we expect to preserve the 3 to 1 jobs-to-housing ratio that we have at Valencia. The inclusion of office and retail properties enables us to achieve an appropriate balance between jobs and housing within our communities.

Develop Environmentally Conscious Communities

We are, and intend to continue to be, a leader in developing environmentally conscious communities. We are committed to minimizing the impact of our development activities on local infrastructure, resources and the environment. We promote walking and cycling within our communities with extensive paths and trails, and work with local governments to provide convenient access to public transportation. More than half of Newhall Ranch’s homesites will be within walking distance (one-quarter of a mile) of a commercial center. In many cases, we incorporate renewable or repurposed materials in our communities. At Newhall Ranch, we are working with the California Department of Fish & Wildlife and the County of Los Angeles on the “Net Zero Newhall” initiative, a commitment to eliminate Newhall Ranch’s net greenhouse gas emissions through innovations at the community and within the County of Los Angeles, California, as well as funding direct emissions reduction activities. Additionally, at Newhall Ranch, we plan to build an advanced water recycling plant, which will help supply a significant amount of recycled water to our community. At The San Francisco Shipyard and Candlestick Point, our strategy includes measures to conserve energy and reduce the need for fossil fuels. At all of our communities, we endeavor to concentrate our development activities on limited portions of our land in order to maintain substantial portions of open space, which will preserve and protect natural habitat, soils, water and air.

Utilize Alternative Financing Strategies

Taking into account the net proceeds of this offering, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we intend to continue to utilize multiple public and private financing strategies, including secured mortgage financing for vertical construction projects, community facilities districts (“CFDs”), tax increment financing at The San Francisco Shipyard and Candlestick Point and state and federal grants, to reduce the privately funded portion of total development costs. CFDs are established when local government agencies impose a special property tax on real estate located within a specific district, sell bonds backed by future tax proceeds and use the net proceeds to pay for public improvements, including streets, water, sewage, drainage, electricity, schools, parks and fire and police protection. For tax increment financing, the amount of property tax that a specific district generates is set at a base amount and, as property values increase, property tax growth above that base amount, net of property taxes retained by municipal agencies, is used to fund redevelopment projects within the district.

Diligently Control Costs

We seek to develop our communities in a cost efficient manner. We have in-house engineers, contractors and geologists who are actively engaged in evaluating our grading and infrastructure plans to ensure that we minimize the time and costs associated with our development activities. Our experience, combined with the size of our communities, allows us to negotiate favorable terms with suppliers and contractors and keep tight controls over budgets. We typically select suppliers and contractors through a competitive bidding process in which we request proposals from suppliers and contractors that have demonstrated reliable service and quality.

Engage Local Interests

We carefully plan each of our communities to ensure that we are responsive to a variety of local interests. We have worked, and will continue to work, with all stakeholders, including local governments, environmental groups and community members, in the development of our communities. We believe it is important to engage local constituents who may be affected by our development activities in order to anticipate potential concerns and provide mutually beneficial solutions. For example, at Newhall Ranch, we have committed to donate approximately 10,000 acres of natural open space land to natural land management organizations and have also established approximately $12 million of endowment funding for native habitat enhancement and long-term conservation. At The San Francisco Shipyard and Candlestick Point, we have a robust community benefits plan designed to satisfy the social goals and objectives of the surrounding neighborhood and the City of San Francisco at large. At Great Park Neighborhoods, we are constructing a wildlife corridor, landscape areas and dozens of sports fields on 688 acres within the Orange County Great Park, which will be accessible to more than 10 million Southern California residents.

Selectively Expand

As strategic opportunities present themselves, including through our relationships with a wide range of governmental entities, we may leverage our unique experience to expand our business in a manner that is consistent with our financial objectives. From time to time, we may acquire additional landholdings and plan and develop new communities.

Our Communities

Newhall Ranch

Newhall Ranch is a mixed-use, master-planned community in Los Angeles County that spans approximately 15,000 acres and is designed to include approximately 21,500 homes, approximately 11.5 million square feet of commercial space, approximately 60 miles of trails, approximately 275 acres of community parks and approximately 11,000 acres of protected open space.

Newhall Ranch is wholly owned by our subsidiary, Newhall Land & Farming, which was originally formed by the family of Henry Mayo Newhall in 1883 to conduct agricultural operations on its landholdings. Newhall Land & Farming was a public company, with shares traded on the New York Stock Exchange (“NYSE”), from 1970 until 2004, when it was acquired by a joint venture between Lennar and LNR Property Corporation (“LNR”). Mr. Haddad (then employed by Lennar) led the acquisition in 2004 and Mr. McWilliams moved from San Francisco to run the joint venture, reporting to Mr. Haddad. Newhall Land & Farming has been operating in California for over 130 years and recently completed the development of Valencia, a mixed-use, master-planned community directly adjacent to Newhall Ranch, which it began developing in the 1960s. Valencia is one of the premier mixed-use, master-planned communities in the nation and the regional center for north Los Angeles County, with approximately 20,000 homes and approximately 25 million square feet of commercial and industrial space. As a result of a comprehensive master-plan, Valencia is a balanced, sustainable community with a healthy 3 to 1 jobs-to-housing ratio, top-rated primary and secondary schools, two higher education institutions, 15 parks, approximately 3,000 acres of open space, three golf courses, quality health care including a community hospital and trauma center, convenient public services and dynamic choices in shopping and entertainment. Valencia has received a number of prestigious awards including multiple “Top 10 Master Planned Communities in the Nation” (JBREC), multiple “Top 10 Safest City in the Nation” (FBI statistics) and a “Best Place to Live in California” (CNN Money Magazine), which are a testament to the vision and thoughtful planning that was the inspiration for Valencia from the start.

Newhall Ranch, our new mixed-use, master-planned community, is directly adjacent to Valencia and will provide homes, employment, schools, shopping, public services and cultural and recreational amenities. Newhall Ranch will include a broad range of housing types, from apartments and live-work lofts to single-family attached and detached homes of all sizes.

Newhall Ranch will continue the tradition of excellence in community planning established by Valencia as it meets the needs of a growing population in Los Angeles County. With an ideal location near existing jobs and infrastructure, Newhall Ranch is expected to match the 3 to 1 jobs-to-housing ratio that exists in Valencia today. At Newhall Ranch, we plan to build five elementary schools, a junior high school, a senior high school, four fire stations, a sheriff’s station and a public library.

The San Francisco Shipyard and Candlestick Point

The San Francisco Shipyard and Candlestick Point, located on approximately 800 acres of bayfront property in the City of San Francisco, is designed to include approximately 12,000 homesites, approximately 4.1 million square feet of commercial space, approximately 100,000 square feet of community space, artist studios and approximately 355 acres of parks and open space.

The San Francisco Shipyard and Candlestick Point consists of two distinct, but contiguous, parcels of real estate. The San Francisco Shipyard, the northern parcel, consists of approximately 495 acres on the former site of the Hunters Point Navy Shipyard, located along San Francisco’s southeast waterfront. The Hunters Point Navy Shipyard was operated by the U.S. Navy from the late 1930s until 1974, when it was placed in industrial reserve. Candlestick Point, the southern parcel, is located directly south of The San Francisco Shipyard and consists of approximately 280 acres on San Francisco’s waterfront. This nationally recognized site was the location of Candlestick Park stadium, former home of the San Francisco 49ers and the San Francisco Giants.

In 1999, the San Francisco Venture, led by Mr. Haddad and Mr. McWilliams (both of whom were then employed by Lennar), was selected by the City and County of San Francisco to enter into an exclusive negotiation agreement with the City and County of San Francisco for The San Francisco Shipyard. These negotiations led to execution of an initial disposition and development agreement for portions of The San Francisco Shipyard in 2003, and a second disposition and development agreement covering Candlestick Point and the remaining development areas within The San Francisco Shipyard in 2010. Pursuant to the disposition and development agreements relating to The San Francisco Shipyard, the U.S. Navy has an obligation to complete its finding of suitability to transfer process prior to conveying parcels of land within The San Francisco Shipyard to us. The finding of suitability to transfer process replaces many local approval requirements. For additional information about the finding of suitability to transfer process, see “Business and Properties—Regulation—FOST Process.” The initial land transfer of approximately 75 acres within The San Francisco Shipyard took place in 2005. With respect to Candlestick Point, the San Francisco Venture took title to approximately 70 acres in December 2014. The balance of both properties is expected to be conveyed to us in accordance with the disposition and development agreements over the next several years, although it is possible that delays relating to environmental investigation and remediation could slow the transfers. In 2005, Mr. Bonner joined the team to oversee The San Francisco Shipyard and Candlestick Point, reporting to Mr. Haddad.

Our plan for The San Francisco Shipyard and Candlestick Point includes approximately 12,000 residential homesites divided among ten separate development areas. While all homes in this community are expected to be attached homes, we believe our plan offers a diverse mix of residential product offerings, with price points that will appeal to a wide range of prospective residents and homebuyers.

We also plan for The San Francisco Shipyard and Candlestick Point to have approximately 355 acres of new public parks, sports fields and other green space. These areas will cover nearly half the site’s acreage and represent San Francisco’s largest park development since Golden Gate Park. One of the highlights is the San Francisco Bay Trail/Blue Greenway, which will provide a continuous recreational multi-use trail along the community’s waterfront, filling a gap in the regional network planned to eventually encircle the entire San Francisco Bay.

In November 2014, the San Francisco Venture entered into a joint venture agreement with Macerich to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point. This shopping district will be one of the most significant retail developments in San Francisco in recent years and will anchor the Candlestick Point community. This unique urban outlet concept is anticipated to include a large collection of diverse retail tenants catering to residents in the region as well as tourists. In addition to the shopping district being developed in partnership with Macerich, the surrounding area will include housing, neighborhood retail stores, restaurants, a film and arts center building and a hotel.

Construction of the urban retail outlet shopping district at Candlestick Point commenced in 2015 with the demolition of the stadium and other infrastructure work. Vertical construction is expected to commence in 2018 and the retail district is expected to open to customers in 2020. In 2011, the Brookings Institution named The San Francisco Shipyard and Candlestick Point project as one of three transformative investments in the United States. Also, in 2011, the project was awarded the Gold Nugget award at the Pacific Coast Builders Conference for the best “on the boards” site plan, an award honoring site design.

The San Francisco Venture built the initial homes at The San Francisco Shipyard and Candlestick Point. As of May 2, 2016, the San Francisco Venture had sold 107 homes (including 9 affordable homes) and entered into contracts to sell 73 additional homes (including 11 affordable homes) for total aggregate consideration of approximately $118.2 million. On May 2, 2016, the San Francisco Venture transferred to the Lennar-CL Venture approximately 75.5 acres of land where homes are currently being built (the “Phase 1 Land”), as well as all responsibility for current and future residential construction on the Phase 1 Land. See “Certain Relationships and Related Party Transactions—San Francisco Venture Transactions.” We are not entitled to any of the proceeds from future sales of homes on the Phase 1 Land. For additional information about the land that was transferred to the Lennar-CL Venture and the land that was retained by the San Francisco Venture, see “Business and Properties—The San Francisco Shipyard and Candlestick Point—Development Status.”

We have entered into an agreement with the Lennar-CL Venture pursuant to which the Lennar-CL Venture has agreed to transfer to us entitlements for at least 172 homesites and at least 70,000 square feet of retail space for use in the development of other portions of The San Francisco Shipyard and Candlestick Point. See “Certain Relationships and Related Party Transactions—Entitlement Transfer Agreement.”

Great Park Neighborhoods

Great Park Neighborhoods is an approximately 2,100 acre mixed-use, master-planned community in Orange County that is designed to include approximately 9,500 homesites (including up to 1,056 affordable homesites), approximately 4.9 million square feet of commercial space, approximately 61 acres of parks and approximately 138 acres of trails and open space. Great Park Neighborhoods is adjacent to the Orange County Great Park, a metropolitan public park that will be nearly twice the size of New York’s Central Park upon completion.

Adjacent to the highly regarded master-planned Irvine Ranch communities, Great Park Neighborhoods is being developed on the former site of the El Toro Marine Corps Air Station (the “El Toro Base”), which was first commissioned by the U.S. Marine Corps in 1943 and operated until 1999, when it was decommissioned as an active base. In July 2005, the U.S. Navy auctioned the El Toro Base as four separate parcels of land and the Great Park Venture, under the direction of Mr. Haddad (then employed by Lennar), prevailed at the auction and purchased all four parcels. The U.S. Navy has an obligation to complete its finding of suitability to transfer process prior to conveying land to the Great Park Venture and, as of December 31, 2014, all of the revenue producing portions of the Great Park Neighborhoods acreage had been delivered by the U.S. Navy to the Great Park Venture. In connection with the acquisition, the Great Park Venture also entered into a development agreement with the City of Irvine, which marked the end of fifty-six years of military history and the beginning of a unique partnership with the City of Irvine. In 2006, Ms. Jochim, our Executive Vice President, moved from San Francisco, where she was handling land operations for Lennar, to lead the redevelopment of the El Toro Base, reporting to Mr. Haddad.

In 2013, the City of Irvine allowed a modification of the project zoning to allow an increase in the total number of homesites within Great Park Neighborhoods to 9,500. At the same time the rezoning was approved, the Great Park Venture entered into an agreement with the City of Irvine to construct 688 acres of the Orange County Great Park. This portion of the Orange County Great Park is expected to include an approximately 175 acre sports park planned for 18 soccer and multi-use fields, 25 tennis courts, four sports courts, 12 baseball/softball fields and five sand volleyball courts, a 40 acre bosque landscape area, a 36 acre canyon area, a 188 acre golf course, golf practice facility and clubhouse and a 178 acre wildlife corridor.

The first homesites were sold in April 2013 and, as of September 30, 2016, the Great Park Venture had sold 3,866 homesites (including 544 affordable homesites and 26 homesites which are subject to an option agreement expected to close in December 2016) and commercial land allowing for development of up to 2 million square feet of commercial (research and development) space for aggregate consideration of approximately $1.69 billion.

In January 2015, Pavilion Park at Great Park Neighborhoods was named “Master Planned Community of the Year” in the United States by the National Association of Homebuilders. This award recognizes outstanding performance in residential real estate sales, marketing and design.

Industry Overview

California Housing Market

The California economy is highly diverse and driven by a variety of industries, including agriculture, tourism, military operations, trade, technology and real estate. The California residential housing markets are significantly more supply constrained than those in many other regions in the country. Many residents prefer to live near the 800+ miles of coastline in the state, keeping real estate prices amongst the highest in the nation. The relatively close proximity to Asia also contributes to increased housing demand in coastal cities. Many of the leading software and internet companies, and the venture capital firms that fund them, are concentrated in the Silicon Valley area. This technology corridor, which includes the headquarters of Google Inc., Apple Inc., and Facebook, Inc., runs from San Francisco in the north to San Jose in the south and includes several cities with the highest per capita GDP in the world (according to The Brookings Institute). Southern California also has a growing technology industry in both Los Angeles County and Orange County. Technology jobs typically pay above the average income, and, when mixed with supply constrained markets, are putting upward pressure on home prices.

In 2015, the employment growth-to-building permit ratios far exceeded the jobs-to-household ratios, supporting strong home price appreciation through demand that exceeds supply. In coastal California, home prices have appreciated faster than the national average, primarily due to homebuilders’ inability to supply enough new homes to meet demand, land shortages and lengthy entitlement times. Resale supply within Los Angeles County, Orange County and the Bay Area Counties remains well below the national average of 4.8 months.

While California experienced a significant economic downturn during the recession, the state has recovered appreciably. Unemployment continues to decrease in California. According to the Bureau of Labor Statistics, as of October 2016, the California unemployment rate was 5.5%, significantly lower than the peak of 12.5% reached in 2010. According to the National Association of Home Builders, as of October 31, 2016, year to date total building permits in California had increased 4% over the prior year, compared to the national average of 1%.

Los Angeles County Housing Market

Housing demand in Los Angeles County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 3.7 in 2015 (well above the typical balance market ratio of 2.6). As of September 2016, the median single-family detached existing home price had reached $553,300, an increase of 8.5% over the prior year, and the median new home price had reached $568,300, a decrease of 1.2% over the prior year, but above the prior peak reached in 2007. Resale home values grew 7.2% in the twelve months ended December 2015. As of September 2016, only 22,421 homes were listed on the market in Los Angeles County, which equates to only 3.5 months of supply (well below the typical equilibrium of 6.0 months). During 2015, commercial office space vacancy rates dropped below 15% for the first time since 2009, reaching 14.7%, and declined even further through the third quarter of 2016, to 13.7%. Commercial asking rents per square foot were essentially flat in 2015 compared to 2014 values.

Bay Area Counties Housing Market

Housing demand in the Bay Area Counties currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 8.8 for 2015 (well above the typical balanced market ratio of 2.6). As of September 2016, the median existing home price reached an all-time high of $1,141,900, and the median new home price was $1,127,900, reflecting a 4.1% increase from the prior year. New home prices in this environment of compressed new home sales volume can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of housing market trends in the metropolitan area. As of September 2016, only 2,869 homes were listed on the market, which equates to only 2.4 months of supply (well below the typical equilibrium of 6.0 months). In the third quarter of 2016, commercial office space vacancy decreased to 6.7%, from 8.1% in 2014, and commercial asking rents per square foot increased to $46.11, from $33.58 in 2014.

Orange County Housing Market

Housing demand in Orange County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 4.4 in 2015 (well above the typical balanced market ratio of 2.6). As of September 2016, the median single-family detached existing home price had reached $705,000, an increase of 4.4% over the prior year, and the median new home price was $880,000, an increase of 4.3% from the prior year. During the twelve months ended September 2016, new home sales increased to 4,325, an increase of 20.7% from the prior year. As of September 2016, only 10,989 homes were listed on the market, which equates to only 4.0 months of supply (well below the typical equilibrium of 6.0 months). In the third quarter of 2016, commercial office space vacancy decreased to 10.8%, from 20.4% in 2010, and commercial asking rents per square foot increased to $18.34, from a low of $14.84 in 2012.

Structure and Formation of Our Company

Background and Overview

Key members of our management team have led the acquisition, entitlement, planning and development of all three of our communities since their inception. Our management team also has long-standing relationships with our principal equityholders, including Lennar. Our management team was an integral part of the team in charge of developing and implementing land strategies on the west coast for Lennar until 2009, when (1) our company was formed (under the name “Newhall Holding Company, LLC”) to acquire ownership of Newhall Land & Farming, and (2) the management company was formed as a joint venture between Mr. Haddad and Lennar to manage the properties owned by Newhall Land & Farming.

On May 2, 2016, we completed the formation transactions, in which, among other things:

•	we acquired an interest in, and became the managing member of, the San Francisco Venture;

•	the limited liability company agreement of the San Francisco Venture was amended and restated to provide for the possible future exchange of the remaining interests in the San Francisco Venture for interests in the operating company;

•	we acquired a 37.5% percentage interest in the Great Park Venture, and we became the administrative member of the Great Park Venture; and

•	we acquired the management company, which has historically managed the development of Great Park Neighborhoods and Newhall Ranch.

As a result of the formation transactions, we now own interests in, and manage the development of, Newhall Ranch, The San Francisco Shipyard and Candlestick Point and Great Park Neighborhoods. The diagram below presents a simplified depiction of our current organizational structure:

(1)	We own all of the outstanding Class B units of the San Francisco Venture. The Class A units of the San Francisco Venture, which we do not own, are intended to be substantially economically equivalent to Class A units of the operating company. As the holder of all outstanding Class B units, we are entitled to receive 99% of available cash from the San Francisco Venture after the holders of Class A units have received distributions equivalent to the distributions, if any, paid on Class A units of the operating company. See “—The San Francisco Venture” below.
(2)	We own a 37.5% percentage interest in the Great Park Venture. However, holders of legacy interests in the Great Park Venture are entitled to receive special priority distributions in an amount equal to $565 million. See “— The Great Park Venture” below.

For more information about the formation transactions, see “Structure and Formation of Our Company.”

Our Company

The Company has two classes of shares outstanding: Class A common shares and Class B common shares. Holders of our Class A common shares and holders of our Class B common shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, and are both entitled to receive distributions at the same time. However, the distributions paid to holders of our Class B common shares are in an amount per share equal to 0.0003 multiplied by the amount paid per Class A common share. The Class B common shares were issued in the formation transactions to accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) who owned or acquired Class A units in the operating company or Class A units in the San Francisco Venture, with each investor entitled to purchase one Class B common share for each such unit. The aggregate purchase price for all Class B common shares issued in the formation transactions was $470,449. See “Description of Shares” for a more complete description of our Class A common shares, our Class B common shares and our operating agreement.

U.S. Federal Income Tax Status as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares does not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor does an owner of our shares receive a Schedule K-1. Our shareholders are not subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares are treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, and are reported on Form 1099, to the extent applicable.

The Operating Company

We are the sole operating managing member of the operating company and, as of September 30, 2016, we owned approximately 50.4% of the outstanding Class A units of the operating company. We will contribute the net proceeds of this offering to the operating company, and as a result will own approximately     % of the outstanding Class A units of the operating company immediately following completion of this offering (     % if the underwriters exercise their over-allotment option in full). We conduct all of our businesses in or through the operating company, which owns, directly or indirectly, equity interests in, and controls the management of, Newhall Land & Farming, the San Francisco Venture and the management company. Through a wholly owned subsidiary, the operating company owns a 37.5% percentage interest in, and serves as the administrative member of, the Great Park Venture.

Our interest in the operating company entitles us to share in cash distributions from, and in the profits and losses of, the operating company on a pro rata basis in accordance with our ownership. As the sole operating managing member of the operating company, we exercise exclusive and complete responsibility and discretion in the day-to-day management and control of the operating company, subject to certain limited exceptions, which are described more fully in “The Limited Liability Company Agreement of the Operating Company.” Our board of directors manages the business and affairs of our company by directing the affairs of the operating company.

After a 12 month holding period, holders of Class A units of the operating company may exchange their units for, at our option, either (1) our Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or (2) cash in an amount equal to the market value of such shares at the time of exchange. Whether such units are acquired by us in exchange for our Class A common shares or for cash, if the holder also owns our Class B common shares, then an equal number of that holder’s Class B common shares will automatically convert into our Class A common shares, at a ratio of 0.0003 Class A common shares for each Class B common share. With each exchange of Class A units of the operating company, our percentage ownership interest in the operating company and our share of the operating company’s cash distributions and profits and losses will increase.

The San Francisco Venture

We are the manager of the San Francisco Venture and thereby exercise all management powers over its business and affairs. The San Francisco Venture has two classes of units—Class A units and Class B units. All of the outstanding Class A units are owned by affiliates of Lennar and affiliates of Castlelake, L.P. (“Castlelake”). We own all of the outstanding Class B units of the San Francisco Venture.

The Class A units of the San Francisco Venture are intended to be substantially economically equivalent to the Class A units of the operating company. Cash generated by the San Francisco Venture is distributed to holders of Class A units and Class B units as follows: (1) first, to the holders of Class A units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; (2) second, to the holders of Class B units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; and (3) third, 1% to the holders of Class A units (subject to proportionate reduction as and to the extent that Class A units are exchanged or redeemed), and the remainder (initially 99%) to the holders of Class B units.

Holders of Class A units of the San Francisco Venture can redeem their units at any time and receive Class A units of the operating company on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events). If a holder requests a redemption of Class A units that would result in our ownership of the operating company falling below 50.1%, subject to certain exceptions, we may elect to satisfy the redemption with our Class A common shares in lieu of Class A units of the operating company. We also have the option, at any time, to acquire outstanding Class A units of the San Francisco Venture in exchange for Class A units of the operating company. The 12 month holding period for any Class A units of the operating company issued in exchange for Class A units of the San Francisco Venture is calculated by including the period that such Class A units of the San Francisco Venture were owned by the exchanging holder.

The Great Park Venture

The Great Park Venture has two classes of interests—percentage interests and legacy interests. The owners of the Great Park Venture immediately prior to the formation transactions hold all of the legacy interests, which entitle them to receive priority distributions in an aggregate amount equal to $565 million. After the priority distributions have been fully paid, all remaining cash will be distributed to the holders of the percentage interests. We have a 37.5% percentage interest in the Great Park Venture and no legacy interest.

We are the administrative member of the Great Park Venture. Management is vested in the four voting members, who have a total of five votes. Major decisions generally require the approval of at least 75% of the votes of the voting members. We have two votes, and the other three voting members each have one vote, so we are unable to approve any major decision without the consent or approval of at least two of the other voting members.

The Management Company

FP Inc., a wholly owned subsidiary of the operating company, is the general partner of FP LP. As the general partner, FP Inc. has the sole right to manage and control FP LP, thereby giving the operating company control and discretion over the day-to-day management of the entity. The operating company owns all of the outstanding Class A partnership interests in FP LP. All of the outstanding Class B partnership interests in FP LP are owned by Mr. Haddad, Lennar and FPC-HF. The operating company, as the holder of all outstanding Class A partnership interests in FP LP, is entitled to receive all distributions paid by FP LP, except that holders of Class B partnership interests in FP LP are entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to payments on legacy interests in the Great Park Venture. For additional information about the amended and restated development management agreement, see “Business and Properties—Development Management Services.”

Principal Equity Holders

Pro Forma Equity Ownership

The following table sets forth information regarding the beneficial ownership of our Class A common shares on a fully diluted basis immediately following completion of this offering. The percentage of beneficial ownership after this offering set forth below is based on              Class A common shares to be issued and outstanding on a fully diluted basis immediately after this offering, which assumes no exercise by the underwriters of their over-allotment option.

Equity Holder	% of all Class A Common Shares
Emile Haddad (1)		%
Lennar (2)		%
Anchorage Capital Master Offshore, Ltd.		%
Castlelake, L.P. (3)		%
Investors in this offering		%
Other investors		%

Total	100%

(1)	Represents the following equity interests, which are held by Mr. Haddad: (A) Class A common shares, (B) Class B common shares and (C) Class A units of the operating company. Mr. Haddad also owns a 35.0% Class B limited partnership interest in FP LP, an indirect interest in FPC-HF (which owns a 12.5% Class B limited partnership interest in FP LP and a 12.5% legacy interest in the Great Park Venture) and restricted share units (“RSUs”).
(2)	Represents the following equity interests, which are held by Lennar and its wholly owned subsidiaries: (A) Class A common shares, (B) Class B common shares, (C) Class A units of the operating company and (D) Class A units of the San Francisco Venture. Lennar and its wholly owned subsidiaries also own a 52.5% Class B limited partnership interest in FP LP, a 25.0% legacy interest in the Great Park Venture and an indirect interest in FPC-HF (which owns a 12.5% Class B limited partnership interest in FP LP and a 12.5% legacy interest in the Great Park Venture).
(3)	Represents the following equity interests, which are held by Castlelake and its affiliates: (A) Class B common shares, (B) Class A units of the operating company and (C) Class A units of the San Francisco Venture. Castlelake and its affiliates also own an interest in FPC-HF (which owns a 12.5% Class B limited partnership interest in FP LP and a 12.5% legacy interest in the Great Park Venture).

Please see “Principal Shareholders,” “Description of Shares, “The Limited Liability Company Agreement of the Operating Company” and “The Operating Agreement of the San Francisco Venture” for more information.

Relationship with Lennar

We have a long-standing relationship with Lennar. Prior to the formation transactions, Lennar owned equity interests in us, the San Francisco Venture, the Great Park Venture and the management company. Key members of our management team have previously worked for Lennar and Lennar has also managed the San Francisco Venture. Lennar is our largest investor and owned, as of September 30, 2016, approximately 45% of our outstanding Class A common shares on a fully diluted basis. See “—Principal Equity Holders.” We may, from time to time, require Lennar to purchase additional Class A common shares or Class A units of the operating company with the proceeds of distributions that it receives with respect to its legacy interests in the Great Park Venture (and related interests that it retained in the management company). See “Certain Relationships and

Related Party—Lennar Share Purchase Agreement.” Additionally, we are providing development management services for Lennar with respect to the Treasure Island and Concord communities in California. In addition, three of our directors are executive officers of Lennar, and we sometimes sell land to Lennar. For additional information about transactions with Lennar, see “Certain Relationships and Related Party Transactions—Other Transactions with Lennar” and “Risk Factors.”

Company Information

We were formed as a Delaware limited liability company on July 21, 2009 under the name “Newhall Holding Company, LLC,” and our name was changed to “Five Point Holdings, LLC” on May 2, 2016. Our principal executive offices are located at 25 Enterprise, Suite 300, Aliso Viejo, California 92656, and our telephone number is (949) 349-1000. We also maintain an internet site at www.fivepoint.com. Our website and the information contained therein or connected thereto is not incorporated, or deemed to be incorporated, into this prospectus or the registration statement of which it forms a part.

Summary Risk Factors

An investment in our Class A common shares involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common shares include, among other things, the following:

•	Our performance is subject to risks associated with the real estate industry.

•	There are significant risks associated with our development and construction projects that may prevent completion on budget and on schedule.

•	Zoning and land use laws and regulations may increase our expenses, limit the number of homes or commercial square footage that can be built or delay completion of our projects and adversely affect our financial condition and results of operations.

•	We incur significant costs, and may be subject to delays, in obtaining entitlements, permits and approvals before we can begin development or construction of our projects and begin to recover our costs.

•	We will have to make significant investments at our properties before we realize significant revenues.

•	Our projects are subject to environmental planning and protection laws and regulations that require us to obtain permits and approvals that may be delayed, withheld or challenged by third parties in legal proceedings.

•	As an owner and operator of real property, we could incur liability for environmental contamination issues.

•	Our projects are all located in California, which makes us susceptible to risks in that state.

•	We may from time to time be subject to litigation, which could have a material adverse effect on our financial condition and results of operations.

•	Inflation may adversely affect us by increasing costs that we may not be able to recover.

•	Our property taxes could increase due to rate increases or reassessments, which may adversely impact our financial condition and results of operations.

•	We depend on key personnel.

•	As a holding company, we are entirely dependent upon the operations of the operating company and its ability to make distributions to provide cash flow to us or to pay taxes and other expenses.

•	Some of our directors are involved in other businesses including real estate activities and public or private investments and, therefore, may have competing or conflicting interests with us.

•	We may have assumed unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our financial condition and results of operations.

•	We will be required to pay certain investors for certain expected tax benefits.

•	Our ability to utilize our net operating loss carryforwards and other tax attributes may be limited if we undergo an “ownership change.”

•	The obligations associated with being a public company will require significant resources and management attention.

•	There is currently no public market for our Class A common shares, an active trading market for our Class A common shares may never develop following this offering and the price of our Class A common shares may be volatile and could decline substantially following this offering.

•	If you purchase our Class A common shares in this offering, you will experience immediate dilution.

•	We do not intend to pay distributions on our Class A common shares for the foreseeable future.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in our Class A common shares.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•	reduced disclosure about the emerging growth company’s executive compensation arrangements.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have not elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

We will remain an emerging growth company until the earliest of:

•	the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion;

•	the end of the fiscal year following the fifth anniversary of the date of the first sale of our common shares, pursuant to an effective registration statement filed under the Securities Act;

•	the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period; and

•	the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) or any successor statute, which requires, among other things, that the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to selected financial data and executive compensation disclosure requirements. As a result, the information that we provide shareholders in our filings with the Securities and Exchange Commission (the “SEC”) may be different than what is available with respect to many other public companies. If some investors find our Class A common shares less attractive as a result of our reliance on these exemptions, there may be a less active trading market for our Class A common shares and our share price may be adversely affected. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

This Offering

Class A common shares offered by us	shares ( shares if the underwriters exercise their over-allotment option in full)

Class A common shares to be outstanding immediately after completion of this offering	shares ( shares if the underwriters exercise their over-allotment option in full)

Class A common shares to be outstanding immediately after completion of this offering, on a fully diluted basis	shares ( shares if the underwriters exercise their over-allotment option in full)

Class B common shares to be outstanding immediately after completion of this offering	shares

Use of proceeds	We estimate that the net proceeds of this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full.

We will contribute the net proceeds from this offering to the operating company in exchange for Class A units of the operating company. We expect the operating company to use all of the net proceeds received from us to fund our development activities and for other general corporate purposes.

See “Use of Proceeds.”

Risk factors	Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A common shares.

Proposed New York Stock Exchange symbol	“FPH”

The number of Class A common shares outstanding immediately after completion of this offering and the other information based thereon in this prospectus, unless we indicate otherwise or the context otherwise requires, is based on              Class A common shares outstanding as of September 30, 2016, including              issued and unvested restricted shares as of September 30, 2016, and excludes:

•	Class A common shares issuable upon the exercise in full of the underwriters’ over-allotment option;

•	Class A common shares issuable pursuant to outstanding RSUs as of September 30, 2016;

•	Class A common shares available for future issuance under our Incentive Award Plan (as defined below); and

•	Class A common shares issuable in exchange for Class A units of the operating company, in exchange for Class A units of the San Francisco Venture, and upon conversion of Class B common shares into Class A common shares, each as described under “Description of Shares.”

The number of Class B common shares outstanding immediately after this offering and the other information based thereon in this prospectus, unless we indicate otherwise or the context otherwise requires, is based on              Class B common shares outstanding as of September 30, 2016.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	assumes (1) no exercise of the underwriters’ over-allotment option and (2) an initial public offering price of $ per Class A common share, which is the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus; and

•	reflects a -for- reverse split of our Class A common shares and our Class B common shares effected on , 2017 (fractional shares or units resulting from such split were rounded up to the nearest whole share or unit).

Summary Historical and Pro Forma Condensed Consolidated Financial Information

The following table sets forth our summary historical consolidated financial information and our summary condensed consolidated pro forma financial information as of the dates and for the periods presented.

The summary historical financial information as of December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial information as of September 30, 2016 and for the nine month periods ended September 30, 2016 and 2015 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations.

Our summary unaudited pro forma condensed consolidated financial information is presented as if the formation transactions and the San Francisco Venture transactions had occurred on January 1, 2015, and gives effect to the adjustments described in “Unaudited Pro Forma Condensed Consolidated Financial Information.” Our summary condensed consolidated pro forma financial information is not indicative of our expected future results of operations following the formation transactions or the San Francisco Venture transactions. Our summary condensed consolidated pro forma financial information does not purport to represent our results of operations that would actually have occurred for the periods indicated.

As a result of the formation transactions, our future results of operations will not be comparable to our historical financial information, which did not include the results of operations of the San Francisco Venture, the management company or the Great Park Venture. You should read our summary historical consolidated financial information and our summary condensed consolidated pro forma financial information in conjunction with the information contained in “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Structure and Formation of Our Company” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	For the nine month period ended September 30,			For the year ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2016	2016	2015	2015	2015	2014
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Land sales	$6,953	$6,704	$21,051	$24,059	$23,294	$64,671
Operating properties	7,268	7,235	8,659	12,347	12,288	13,682
Management fee revenue	15,143	8,900	—	19,963	—	—

Total revenues	29,364	22,839	29,710	56,369	35,582	78,353

Costs and Expenses:
Land sales	(843)	(843)	947	(2,862)	(2,862)	7,529
Operating properties	7,811	7,811	7,636	10,161	10,161	9,470
Selling, general and administrative	86,446	98,716	15,927	77,890	27,542	21,827
Management fees	—	1,716	3,822	—	5,109	4,858

Total costs and expenses	93,414	107,400	28,332	85,189	39,950	43,684

Equity in earnings (loss) from unconsolidated entity	16,807	(479)	—	77,405	—	—

(Loss) income before income tax benefit (provision)	(47,243)	(85,040)	1,378	48,585	(4,368)	34,669
Income tax benefit (provision)	6,450	4,456	(416)	(6,633)	546	(9,173)

Net (loss) income	(40,793)	(80,584)	962	41,952	(3,822)	25,496
Net (loss) income attributable to noncontrolling interests	(31,414)	(50,405)	350	32,307	(1,137)	9,000

Net (loss) income attributable to the company	$(9,379)	$(30,179)	$612	$9,645	$(2,685)	$16,496

Per Share Data:
Pro forma earnings per share—basic and diluted
Pro forma weighted average common shares outstanding
Basic
Diluted
Other Data:
Cash flows provided by (used in):
Operating activities		$(87,940)	$(15,403)		$(41,373)	$(24,751)
Investing activities		74,313	6,045		4,388	12,692
Financing activities		(4,662)	(4,749)		(6,579)	(2,500)
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents		$90,368			$108,657	$152,221
Marketable securities held to maturity		—			25,000	30,575
Inventories		1,338,095			259,872	219,934
Total assets		2,129,517			441,851	474,175
Total liabilities		605,610			93,418	121,844
Total noncontrolling interests		1,278,351			87,511	88,887
Total capital		1,523,907			348,433	352,331

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such an event, the trading price of our Class A common shares could decline and you could lose part or all of your investment.

Risks Related to Real Estate

Our performance is subject to risks associated with the real estate industry.

Our economic performance is subject to various risks and fluctuations in value and demand, many of which are beyond our control. Certain factors that affect real estate generally and our properties specifically may adversely affect our revenue from land sales or leasing of retail or other commercial space. The following factors, among others, may adversely affect the real estate industry, including our properties, and could therefore adversely impact our financial condition and results of operations:

•	downturns in economic conditions or demographic changes at the national, regional or local levels, particularly in the areas where our properties are located;

•	significant job losses and unemployment levels, which may decrease demand for our properties;

•	competition from other residential communities, retail properties, office properties or other commercial space;

•	inflation or increases in interest rates;

•	limitations on the availability, or increases in the cost, of financing for homebuilders, commercial builders or commercial buyers or mortgage financing for homebuyers;

•	limitations, reductions or eliminations of tax benefits for homeowners;

•	reductions in the level of demand for homes or retail or other commercial space in the areas where our properties are located;

•	fluctuations in energy costs;

•	decreases in underlying value of properties in the areas where our properties are located;

•	increases in the supply of homes or retail or other commercial space in the areas where our properties are located;

•	declines in consumer confidence and spending; and

•	public perception that any of the above events may occur.

There are significant risks associated with our development and construction projects that may prevent completion on budget and on schedule.

At our projects, we are engaged in extensive construction activity to develop each community’s infrastructure, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare each residential and commercial lot for construction. In addition, although we primarily rely on homebuilders to purchase homesites at our communities and construct homes, we may in the future construct a portion of the homes ourselves. For commercial or multi-family properties that we retain in the future, we may also construct the buildings ourselves.

Our development and construction activities entail risks that could adversely impact our financial condition and results of operations, including:

•	construction costs, which may exceed our original estimates due to increases in materials, labor or other costs, which could make the project less profitable;

•	permitting or construction delays, which may result in increased debt service expense and increased project costs, as well as deferred revenue;

•	unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;

•	federal, state and local grants to complete certain highways, interchange, bridge projects or other public improvements may not be available, which could increase costs and make the project less profitable;

•	claims for warranty, product liability and construction defects after a property has been built;

•	claims for injuries that occur in the course of construction activities;

•	poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we rely;

•	health and safety incidents and site accidents;

•	unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;

•	labor stoppages, slowdowns or interruptions;

•	compliance with environmental planning and protection regulations and related legal proceedings;

•	liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings;

•	delay or inability to acquire property, rights of way or easements that may result in delays or increased costs; and

•	weather-related and geological interference, including landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

In addition, at The San Francisco Shipyard, certain parcels of land will not be conveyed to the San Francisco Venture until the U.S. Navy satisfactorily completes its finding of suitability to transfer process. In the event that the U.S. Navy takes longer than expected to complete its finding of suitability to transfer process, we may be forced to delay development of portions of The San Francisco Shipyard until such parcels are conveyed. In addition, allegations that a contractor hired by the U.S. Navy misrepresented the scope of its remediation work at The San Francisco Shipyard may result in governmental investigations, which could delay or impede the scheduled transfer of these parcels, which would in turn delay or impede our future development of such parcels.

At Newhall Ranch, we are party to royalty-based lease agreements with oil and gas operators. Pursuant to the terms of these leases, the oil and gas operators are required to remediate certain environmental impacts caused by their operations following expiration of such leases. In the event that they take longer than expected to complete such remediation or default in their obligation, such that we are required to complete such remediation, we may be forced to delay development of Newhall Ranch until such remediation is complete or incur additional costs that are currently obligations of the oil and gas operators.

We cannot assure you that projects will be completed on schedule or that construction costs will not exceed budgeted amounts. Failure to complete development or construction activities on budget or on schedule may adversely affect our financial condition and results of operations.

Zoning and land use laws and regulations may increase our expenses, limit the number of homes or commercial square footage that can be built or delay completion of our projects and adversely affect our financial condition and results of operations.

Although there are agreements with the City of Irvine for Great Park Neighborhoods and the City and County of San Francisco for The San Francisco Shipyard and Candlestick Point that protect existing entitlements, our communities are subject to numerous local, state, and federal laws and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements in order to limit the number of homes or commercial square feet that can eventually be built within the boundaries of a particular area, as well as governmental taxes, fees and levies on the acquisition and development of land parcels. These regulations often provide broad discretion to the administering governmental authorities as to the conditions for our projects being approved, if approved at all. Further, if the terms and conditions of the development agreements with the Cities of Irvine and San Francisco are not complied with, existing entitlements under those agreements could be lost, including (in the case of San Francisco) the right to acquire certain portions of the land on which development activity is expected. New housing and commercial developments are often subject to determinations by the administering governmental authorities as to the adequacy of water and sewage facilities, roads and other local services, and may also be subject to various assessments for schools, parks, streets, affordable housing and other public improvements. As a result, the development of properties may be subject to periodic delays in certain areas due to the conditions imposed by the administering governmental authorities. Due to building moratoriums, zoning changes or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the areas in which our properties are located, our communities may also be subject to periodic delays, or we could be precluded entirely from developing in certain communities or otherwise restricted in our business activities. Such moratoriums or zoning changes can occur prior or subsequent to commencement of our development operations, without notice or recourse. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdictions. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development. As a result, revenue from land sales or leasing of retail or other commercial space may be adversely affected, or costs may increase, which could negatively affect our financial condition and results of operations.

In addition, laws and regulations governing the approval processes provide third parties the opportunity to challenge proposed plans and approvals. Certain of our plans and approvals have been challenged by third parties, such as environmental groups, and are currently the subject of ongoing legal proceedings. For more information, see “Business and Properties—Legal Proceedings.” These and any future third-party challenges to our planned developments provide additional uncertainties in real estate development planning and entitlements. Third-party challenges in the form of litigation could result in the denial of our right to develop in accordance with our current development plans, or could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop. In addition, adverse decisions arising from any litigation could increase the cost and length of time to obtain ultimate approval of a project, and could adversely affect the design, scope, plans and profitability of a project, which could negatively affect our financial condition and results of operations.

We incur significant costs, and may be subject to delays, in obtaining entitlements, permits and approvals before we can begin development or construction of our projects and begin to recover our costs.

Before any of our projects can generate revenues, we make material expenditures to obtain entitlements, permits and development approvals. It generally takes several years to complete this process and completion times vary based on complexity of the project and the community and regulatory issues involved. We could also be subject to delays in construction, which could lead to higher costs and adversely affect our results of operations. Changing market conditions during the entitlement and construction periods could negatively impact our revenue from land sales or leasing of retail or other commercial space. As a result of the time and complexity involved in construction and obtaining approvals for our projects, we face the risk that demand for residential and commercial properties may decline and we may be forced to sell or lease properties at prices or rates that generate lower profit margins than we anticipated, or would result in losses. If values decline, we may be required to make material write-downs of the book value of our real estate assets or real estate investments.

On November 30, 2015, the Supreme Court of California issued a ruling under the California Environmental Quality Act (“CEQA”) and other state statutes, which requires the California Department of Fish and Wildlife (“CDFW”) to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of a certain fish species completed by CDFW in connection with approving the Environmental Impact Report (“EIR”) for Newhall Ranch. The ruling also requires the County of Los Angeles to reassess its analyses and determinations related to greenhouse gas emissions in connection with the EIR and to reassess its previous related approvals. Although the Supreme Court’s ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our costs or our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates (see “Business and Properties—Newhall Ranch—Development Status”), but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. For more information, see “Business and Properties—Legal Proceedings.”

We will have to make significant investments at our properties before we realize significant revenues.

We currently plan to spend material amounts on horizontal development at our communities. Those expenditures primarily reflect the costs of developing the infrastructure at our properties, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare each residential and commercial lot for construction. Taking into account the net proceeds of this offering, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we may experience cost increases, our plans may change, new regulations and regulatory plan modifications or court rulings may affect our ability to develop or the cost to develop the project or circumstances may arise that result in our needing additional capital to execute our development plan. If we are not successful in obtaining additional financing to enable us to complete our projects, we may experience further delays or increased costs, and our financial condition and results of operations may be adversely affected.

Our projects are subject to environmental planning and protection laws and regulations that require us to obtain permits and approvals that may be delayed, withheld or challenged by third parties in legal proceedings.

Our projects are subject to various environmental and health and safety laws and regulations. These laws and regulations require us to obtain and maintain permits and approvals, undergo environmental review processes and implement environmental and health and safety programs and procedures to mitigate the physical impact our communities will have on the environment (such as traffic impacts, health and safety impacts, impacts on public services and impacts on endangered, threatened or other protected plants and species) and to control risks associated with the siting, development, construction and operation of our projects, all of which involve a significant investment of time and expense. The particular environmental requirements that apply to a project vary depending on, among other things, location, environmental conditions, current and former uses of a property, the presence or absence of certain wildlife or habitats, and nearby conditions. We expect that increasingly stringent environmental requirements will be imposed on developers in the future. Such future requirements could include finalization of a currently proposed rule by the U.S. Fish and Wildlife Service

(“USFWS”) to list the San Fernando Valley spineflower as threatened under the federal Endangered Species Act (“Federal ESA”). The spineflower is located within our Newhall Ranch community. While permits and approvals have already been obtained from CDFW under the California Endangered Species Act for impacts to the spineflower resulting from our planned development activities in the Newhall Ranch community, if the USFWS makes a final determination to list the spineflower as threatened under the Federal ESA, it will require the U.S. Army Corps of Engineers (“Corps”) to consult with the USFWS under the Federal ESA to ensure that the Corp’s prior issuance of a permit for development of the Newhall Ranch community does not jeopardize the continued existence of the spineflower. If the USFWS makes a final determination to list the spineflower as threatened, it also must, within one year, designate critical habitat for the spineflower, which could include portions of the Newhall Ranch community. When critical habitat is designated, the Corps may need to consult with the USFWS to evaluate the effect of its permit issuance on designated critical habitat.

These future environmental requirements could affect the timing or cost of our development. In addition, future environmental requirements could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project. Failure to comply with these laws, regulations and permit requirements may result in delays, administrative, civil and criminal penalties, denial or revocation of permits or other authorizations, other liabilities and costs, the issuance of injunctions to limit or cease operations and the imposition of additional requirements for future compliance as a result of past failures.

Certain of our environmental permits and approvals have been challenged by third parties, such as environmental groups, and are currently the subject of ongoing legal proceedings. On November 30, 2015, the Supreme Court of California issued a ruling addressing three issues related to the EIR portion of the Newhall Ranch Environmental Impact Statement/EIR, prepared by CDFW. A separate challenge to the Corps’ issuance of a permit for the Newhall Ranch community is currently pending in federal court before the Ninth Circuit Court of Appeals. For more information, see “Business and Properties—Legal Proceedings.” Future environmental permits and approvals that we will need to obtain for development areas within our communities may be similarly challenged.

We could incur significant costs related to regulation of and litigation over the presence of asbestos-containing materials at our properties.

Environmental laws govern the control, presence, maintenance and removal of asbestos-containing materials (“ACM”). Such laws may impose fines and penalties, and, on occasion, we have had such penalties imposed against us, for failure to comply with these requirements. Such laws require that owners or operators of buildings or properties containing ACM properly manage and maintain it, adequately notify or train those who may come into contact with it, and undertake special precautions including asbestos dust monitoring, removal or other abatement if asbestos would be disturbed during construction, renovation or demolition activities. Certain buildings on our properties that are being and will be demolished (or have already been demolished) in connection with our development plans, and the soil at certain of our properties, contain ACM which must be handled in accordance with these laws. Such laws may increase our development costs, and subject us to fines and penalties and other liabilities and costs in the event compliance is not maintained. We have also been exposed to legal proceedings initiated by third parties and may in the future be exposed to third party liability (such as liability for personal injury associated with exposure to asbestos).

As an owner and operator of real property, we could incur liability for environmental contamination issues.

We have incurred costs and expended funds, and may do so again in the future, to comply with environmental requirements, such as those relating to discharges or threatened discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements, as a property owner or operator, we may be required to investigate and clean up hazardous or toxic substances or chemical releases at our communities or properties currently or formerly owned or operated by us, including as a result of the current and former oil and gas leasing operations at Newhall Ranch or as a result of prior activities conducted at the El Toro Base or The San Francisco Shipyard. Some of our properties have been or may be impacted by contamination arising from these or other prior uses of these properties, or adjacent properties. In this regard, certain portions of the El Toro Base and The San Francisco Shipyard have been or currently are listed on the U.S. Environmental Protection Agency’s (“USEPA”) National Priorities List as sites requiring cleanup under federal environmental law. Although the U.S. Navy has been primarily responsible for investigation and cleanup activities at these properties and will continue to have liability for future contamination that is discovered, we also may incur costs for investigation or cleanup of contamination that is discovered or disturbed during the course of our future development activities or otherwise. Similarly, in the event that oil and gas operators at Newhall Ranch do not fully remediate contamination resulting from such operations, we may incur such costs. As an owner and operator of real property, we could be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination at or from such real property. We may also be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances or waste at such facilities, without regard to whether we comply with environmental laws in doing so.

Environmental laws and requirements typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under the laws related to such requirements has been interpreted to be joint and several, meaning a governmental entity or third party may seek recovery of the entire amount from us even if there are other responsible parties, unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances, or fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to sell, lease or otherwise use our property. While we currently have and may maintain insurance policies from time to time to mitigate some or all of these risks, insurance coverage for such claims may be limited or nonexistent. In addition, to the extent that we have indemnification rights against third parties relating to any such environmental liability or remediation costs (such as, for example, the U.S. Navy under certain federal laws as a former owner and operator of the El Toro Base and The San Francisco Shipyard, and former oil and gas lessees under certain settlement agreements relating to portions of Newhall Ranch), the indemnification may not fully cover such costs or we may not be able to collect the full amount of the indemnification from the third party. While investigation and cleanup activities have been substantially completed for the Great Park Neighborhoods, significant future work is contemplated over the next few years for certain of The San Francisco Shipyard parcels, and such work could delay or impede future transfer of such parcels for development.

Although most of our properties have been subjected to environmental assessments by independent environmental consultants or in the case of Great Park Neighborhoods and The San Francisco Shipyard, extensive environmental assessments by the U.S. government, these environmental assessments may not include or identify all potential environmental liabilities or risks associated with the properties. We cannot assure you that these or other environmental assessments identified all potential environmental liabilities, or that we will not incur material environmental liabilities in the future. We cannot predict with any certainty the magnitude of our future expenditures relating to environmental compliance or the long-range effect, if any, of environmental laws on our operations. Compliance with such laws could have a material adverse effect on our results of operations and competitive position in the future.

Our communities are all located in California, which makes us susceptible to risks in that state.

Our communities, as well as the Treasure Island and Concord communities, for which we provide development management services, are all located in California. We have no current plans to acquire any additional properties or operations and we expect, at least for a number of years, to be dependent upon our existing projects for all of our cash flow. As a result, we are susceptible to greater risks than if we owned a larger or more geographically diverse portfolio. California also continues to suffer from severe budgetary constraints, which may result in the layoff or furlough of government employees, and is regarded as more litigious and more highly regulated and taxed than many other states. Any adverse change in the economic, political, competitive or regulatory climate in California, or the counties and cities where our properties are located, could adversely affect our real estate development activities and have a negative impact on our financial condition and results of operations.

In addition, historically, California has been subject to natural disasters, including earthquakes, droughts, floods, wildfires and severe weather, and coastal locations may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. We therefore have greater exposure to the risks of natural disasters, which can lead to power shortages, shortages of labor and materials and delays in development. The occurrence of natural disasters may also negatively impact the demand for new homes in affected areas. If our insurance does not fully cover losses resulting from these events, our financial condition and results of operations could be adversely affected.

Drought conditions in California may, from time to time, cause us to incur additional costs and delay or prevent construction within our communities, which could have a material adverse impact on our financial condition and results of operations.

In recent years, California has been facing a severe drought. In 2014, the Governor of California proclaimed a Drought State of Emergency warning that drought conditions may place drinking water supplies at risk in many California communities. In May 2016, the Governor issued an executive order that, among other things, directs the State Water Resources Control Board (the “SWRCB”) and the Department of Water Resources (the “DWR”) to require urban water suppliers to report monthly information regarding water use, conservation and enforcement on a permanent basis. In response to this executive order, the DWR and the SWRCB are required to engage in a public process and work with urban water suppliers, local governments and environmental groups to develop new water use efficiency targets as part of a long-term conservation framework for urban water agencies. These targets will go beyond the 20% reduction in per capita urban water use by 2020 that was previously adopted in 2009, and will be customized to fit the unique conditions of each water supplier. The SWRCB will adjust emergency water conservation regulations through the end of January 2017, in recognition of the differing water supply conditions across the state, and develop proposed emergency water restrictions for 2017 if the drought persists. These and other measures that are instituted to respond to drought conditions could cause us to incur additional costs to develop each community’s infrastructure, as well as cause homebuilders and commercial builders to incur additional costs, which could reduce the price that they are willing to pay for our residential and commercial lots. In addition, as a consequence of the Governor’s order or if the drought were to continue, there could be restrictions or moratoriums on building permits and access to utilities, such as water and sewer taps, which could delay or prevent our construction activities, as well as the construction of homes and commercial buildings, even when we have obtained water rights for our communities.

Simultaneous development projects may divert management time and resources.

Since all of our communities, and the Treasure Island and Concord communities, for which we provide development management services, are being developed simultaneously, members of our senior management will be involved in planning and developing these projects, which may divert management resources from the construction, sale, lease or opening of any of these projects. Management’s inability to devote sufficient time and attention to a project may delay the construction or opening of such project. This type of delay could adversely affect our financial condition and results of operations.

We are highly dependent on homebuilders.

We are highly dependent on our relationships with homebuilders to purchase lots at our residential communities. Our business will be adversely affected if homebuilders do not view our residential communities as desirable locations for homebuilding operations. Also, some homebuilders may be unwilling or unable to close on previously committed land parcel purchases due to factors outside of our control. As a result, we may sell fewer land parcels and may have lower revenues from sales, which could adversely affect our financial condition and results of operations.

We may from time to time be subject to litigation, which could have a material adverse effect on our financial condition and results of operations.

We may from time to time be subject to various claims and routine litigation arising in the ordinary course of business. Among other things, we are, and are likely to continue to be, affected by litigation against governmental agencies related to environmental and similar approvals that we receive or seek to obtain. For example, on November 30, 2015, the Supreme Court of California issued a ruling under CEQA and other state statutes, which requires CDFW to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of a certain fish species completed by CDFW in connection with approving the EIR for Newhall Ranch. The ruling also requires the County of Los Angeles to reassess its analyses and determinations related to greenhouse gas emissions in connection with the EIR and to reassess its previous related approvals. The need to comply with the ruling has forced us to delay, and will increase the cost of, the Newhall Ranch community. For more information, see “Business and Properties—Legal Proceedings.” Some of these claims may result in potentially significant defense costs, settlements, fines or judgments against us, some of which may not be covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured or that exceed our insurance limits could have an adverse impact on our financial condition and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and adversely affect our results of operations, expose us to increased risks that would be uninsured or adversely impact our ability to attract officers and directors. Such litigation could adversely affect the length of time and the cost required to obtain the necessary governmental approvals. In addition, adverse decisions arising from any litigation could increase the cost and length of time to obtain ultimate approval of a project, could require us to abandon all or portions of a project and could adversely affect the design, scope, plans and profitability of a project, which could negatively affect our financial condition and results of operations.

We may be subject to increased costs of insurance or limitations on coverage.

We maintain comprehensive insurance coverage for general liability, property, workers’ compensation and other risks on all of our properties and operations, including insurance covering certain environmental risks and liabilities. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with certain environmental risks or liabilities, floods, landslides, earthquakes and other weather-related or geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. In addition, there is no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis, and we may discontinue certain insurance coverage on some or all of our properties in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the loss. If an uninsured loss or a loss in excess of insured limits occurs, we may have to incur uninsured costs to mitigate such losses or lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property. We might also remain obligated for any financial obligations related to the property, even if the property is irreparably damaged. Future changes in the insurance industry’s risk assessment approach and pricing structure could increase the cost of insuring our properties and operations or decrease the scope of insurance coverage, either of which could adversely affect our financial condition and results of operations.

Moreover, we carry several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential of uncollectible claims due to carrier insolvency could adversely affect our financial condition and results of operations.

Title to our property may be impaired by title defects.

We cannot give any assurance that title to our properties will not be challenged or impugned, and cannot be certain that we have or will acquire valid title to our properties. Further, we cannot give any assurance that there are not any liens, encumbrances, mortgages, impositions, fines, violations, levies, superior title claims or other title defects or title issues (collectively, “title defects”) with respect to our properties. The lack of good, marketable fee title, or the existence of any existing title defects with respect to our properties, could materially and adversely affect our properties, including by resulting in: (1) chain of title issues (such as impediments to the potential sale, transfer, assignment or grant of any fee or leasehold interests in all or any portion of our properties); (2) financing issues (such as impediments to qualifying for a line of credit, mortgage or private equity financing); (3) development issues (such as impediments to qualifying for governmental licenses and permits or construction financing, delays in operations, or additional costs incurred in connection with any required corrective measures); (4) foreclosure, forfeiture and loss of fee title (such as resulting from a mortgage foreclosure, tax levy or rescission rights); (5) reduction of asset value; or (6) loss of revenue, capital or anticipated profits.

Although the San Francisco Venture holds title insurance on the portions of The San Francisco Shipyard and Candlestick Point that it currently owns, and the Great Park Venture holds title insurance on Great Park Neighborhoods, we do not hold title insurance on Newhall Ranch. In any event, an owner’s title insurance policy only provides insurance coverage as of the issuance date of such policy and does not protect against transfers or other title defects that impact the properties from and after the title policy issuance dates. Accordingly, for all of our properties, whether or not we hold title insurance, it is possible that there may be title defects for which we will have no title insurance coverage.

In addition, the title insurance policies we do hold may not insure for the current aggregate market value of our properties, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims.

Inflation may adversely affect us by increasing costs that we may not be able to recover.

Inflation can adversely affect us by increasing costs of materials and labor. In addition, inflation is often accompanied by higher interest rates, which could have a negative impact on demand for homes and the cost of debt financing. In a highly inflationary environment, depending on industry and other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margins. Although the overall rate of inflation has been low for the last several years, we have been experiencing increases in the prices of labor and materials, especially at The San Francisco Shipyard and Candlestick Point, and there could be a significant increase in inflation in the future.

Significant competition could have an adverse effect on our business.

We compete with other residential, retail and commercial property developers in the development of properties in the Northern and Southern California markets. We compete with a number of residential, retail and commercial developers, some with greater financial resources, in seeking resources for development and prospective purchasers. Competition from other real estate developers may adversely affect our ability to attract purchasers and sell or lease residential, retail and commercial properties, attract and retain experienced real estate development personnel or obtain construction materials and labor. These competitive conditions could make it difficult to sell properties at desirable prices and could adversely affect our financial condition and results of operations.

We may be unable to obtain suitable bonding for the development of our communities.

We provide performance bonds and letters of credit in the ordinary course of business to governmental authorities and others to ensure the completion of our projects or in support of obligations to build community improvements such as roads, sewers, water systems and other utilities. We may also be required to provide performance bonds or letters of credit to secure our performance under various escrow agreements, financial guarantees and other arrangements. If we are unable to obtain performance bonds or letters of credit when required or the cost or operational restrictions or conditions imposed by issuers to obtain them increases significantly, we may be significantly delayed in developing our communities or may incur significant additional expenses, and, as a result, our financial condition and results of operations could be materially and adversely affected.

Fluctuations in real estate values may require us to write down the carrying value of our real estate assets or real estate investments.

Our industry is subject to significant variability and fluctuations in real estate values. The valuation of our real estate assets or real estate investments is inherently subjective and based on the individual characteristics of each asset. Factors such as competitive market supply and demand of inventory, changes in laws and regulations, political and economic conditions and interest and inflation rate fluctuations subject our valuations to uncertainty. Our valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If the real estate market deteriorates, we may reevaluate the assumptions used in our analysis. As a result, adverse market conditions may require us to write down the book value of certain real estate assets or real estate investments and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on our financial condition and results of operations.

Changes in global or regional climatic conditions and governmental actions in response to such changes may adversely affect us by restricting, or increasing the costs of, our planned development activities.

There is growing concern from many members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities could cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Government mandates, standards or regulations intended to reduce greenhouse gas emissions or ameliorate projected climate change impacts could result in restrictions on land development in certain areas, higher costs resulting from green building codes and increased energy, transportation and raw material costs, or cause us to incur compliance expenses that we will be unable to fully recover, which could reduce our gross profit margins and adversely affect our financial condition and results of operations.

Certain of our environmental permits and approvals for our planned development at Newhall Ranch have been challenged by environmental groups on the basis of how government agencies measure anticipated greenhouse gas emissions from our future development. On November 30, 2015, the Supreme Court of California issued a ruling under CEQA and other state statutes, which requires the CDFW to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of a certain fish species completed by CDFW in connection with approving the EIR for Newhall Ranch. The ruling also requires the County of Los Angeles to reassess its analyses and determinations related to greenhouse gas emissions in connection with the EIR and to reassess its previous related approvals. Although the Supreme Court’s ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our costs or our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our currently anticipated delivery dates (see “Business and Properties—Newhall Ranch—Development Status”), but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. For more information, see “Business and Properties—Legal Proceedings.”

Our property taxes could increase due to rate increases or reassessments, which may adversely impact our financial condition and results of operations.

We will be required to pay state and local real property taxes and assessments on our properties. The real property taxes and assessments on our properties may increase as property or special tax rates increase or if our properties are assessed or reassessed at a higher value by taxing authorities. If the property taxes and assessments we pay increase, our financial condition and results of operations could be adversely affected.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.

This prospectus contains estimates, forecasts and projections relating to our markets that were prepared for us for use in connection with this offering by JBREC, an independent research provider and consulting firm focused on the housing industry. The estimates, forecasts and projections relate to, among other things, employment, demographics, household income, home sales prices and affordability. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC, and we have not independently verified this information.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections and you should not place undue reliance on these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.

Our trademarks, trade names and service marks may infringe other names and marks, or become diluted or invalidated.

We believe that our name and the names that we will be using to brand our communities, and their neighborhoods, are important to our business. However, we are aware of a number of other companies that use names that consist of or contain one or more of our names. As a result, there could be potential trade name, trademark or service mark infringement claims brought against us by the users of these names and marks, and such users may have rights that are senior to ours. If another company were to successfully challenge our right to use one or more of our names or marks, our business could be adversely impacted. In addition, to the extent third parties use similar names or marks, the value of our names and marks could be diminished.

Negative publicity could adversely affect our reputation as well as our business, financial results and share price.

Negative publicity related to our industry, company, brands, marketing, personnel, operations, business performance or customers may generate negative sentiment regarding our company, potentially affecting our share price and the performance of our business, regardless of its accuracy or inaccuracy. Our success in maintaining, extending and expanding our brand image and reputation depends on our ability to adapt and respond to such publicity in a rapidly changing environment. Negative sentiment resulting from adverse publicity or unfavorable public commentary could damage our brand image and reputation, reduce the demand for homes, homesites, and commercial and multi-family properties in our communities, or adversely affect our ability to acquire additional landholdings and plan and develop new communities, any of which could adversely affect our business, financial condition, results of operations and share price.

Risks Related to Our Organization and Structure

We depend on key personnel.

Our success depends to a significant degree upon the contributions of certain key personnel, including Mr. Haddad, our Chairman and Chief Executive Officer. These key personnel would be difficult to replace because of their experience in identifying, acquiring, developing, financing and managing real estate assets and their long-term relationships across, and strong reputation in, the real estate industry generally and for our communities specifically. If any of our key personnel were to cease employment with us, our results of operations could suffer. Our ability to retain our key personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets.

As a holding company, we are entirely dependent upon the operations of the operating company and its ability to make distributions to provide cash flow to us or to pay taxes and other expenses.

We are a holding company and our only investment is our interest in the operating company. The operating company conducts all of our operations and owns all of our assets. As a result, our cash flow depends upon the cash flow of the operating company and its ability to provide funds to us in the form of distributions, loans or otherwise. The distributions that we receive from the operating company are based on our ownership interest in it, which was, as of September 30, 2016, 50.4% (and will be approximately     % upon completion of this offering or     % if the underwriters exercise their over-allotment option in full). The operating company is treated as a partnership for U.S. federal income tax purposes and, as such, is not be subject to U.S. federal income tax. Instead, taxable income is allocated to the operating company’s members, including us. Accordingly, we incur income taxes on our proportionate share of any net taxable income of the operating company. Under the terms of the amended and restated operating agreement for the operating company, the operating company is obligated to make tax distributions to its members, including us, subject to the restrictions described below. These tax distributions generally will be made on a pro rata basis. See “The Limited Liability Company Agreement of the Operating Company—Distributions.” In addition to tax expenses, we also incur expenses related to our operations, including expenses under the tax receivable agreement, which we expect could be significant.

The ability of the operating company to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments under the tax receivable agreement, is subject to the obligations of the operating company and its subsidiaries to their respective creditors. In addition, future financing arrangements may contain negative covenants limiting the ability of the operating company to make distributions to us. Furthermore, the ability of the operating company’s subsidiaries and the Great Park Venture to pay distributions to the operating company may be limited by their obligations to their respective creditors and other investors. For example, the distribution rights of the holders of legacy interests in the Great Park Venture and the Class B partnership interests in FP LP will reduce the cash available for distribution to the operating company. Similarly, we may be limited in our ability to move capital among the operating company and its subsidiaries as a result of future financing arrangements and obligations to creditors.

As an equity investor in the operating company and, indirectly, in our other subsidiaries and the Great Park Venture, our right (and, therefore, the rights of our shareholders) to receive assets upon the liquidation or reorganization of the operating company and its subsidiaries, or the Great Park Venture, will be structurally subordinated to the claims of their creditors. Even if we are recognized as a creditor of the operating company, our claims may still be subordinated to any security interest in or other lien on its assets and any debt or other obligations. Therefore, in the event of our bankruptcy, liquidation or reorganization, our consolidated assets will be available to satisfy the claims of our shareholders only after all of our liabilities and the liabilities of the operating company have been paid in full.

Some of our directors are involved in other businesses including real estate activities and public or private investments and, therefore, may have competing or conflicting interests with us.

Certain of our directors have and may in the future have interests in other real estate business activities, and may have control or influence over these activities or may serve as investment advisors, directors or officers of other real estate companies. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, some of our directors are engaged in investment and other activities in which they may learn of real estate and other related opportunities. Our operating agreement and our code of business conduct and ethics expressly provide that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses. Accordingly, we have no expectation that we will be able to learn of or participate in such opportunities and it is possible that our directors, in their capacity as investment advisors, directors or officers of other real estate companies, may compete with us with respect to these opportunities. For example, three of our directors are senior officers of Lennar, one of our directors is a partner and portfolio manager of Castlelake, one of our directors is the lead independent director at William Lyon Homes, (a regional homebuilder), one of our directors is a senior member of the investment team for Third Avenue Management LLC, and one of our directors is the chairman of Shorenstein Properties, LLC (an owner and operator of office and multi-family properties), each of which may compete with us or make investments in entities that compete with us for development opportunities or otherwise.

Lennar is our largest equity owner, and will be engaging in transactions with us and may compete with us.

As of September 30, 2016, Lennar owned Class A common shares and Class B common shares representing 45% of our outstanding voting interests. Three of our directors are also senior officers of Lennar. Lennar is one of the nation’s largest homebuilders and has in the past purchased properties from us. On October 6, 2015, the Great Park Venture completed the sale of Development Area 7 within Great Park Neighborhoods to a joint venture, in which Lennar owns a 50% interest, for $480 million (less an $8 million credit), of which $160 million was paid (or credited) at the closing and the remainder was paid on December 5, 2016. In the future, we expect that we will sell additional properties to Lennar. Transactions between Lennar and us must be approved by our conflicts committee. Transactions between the Great Park Venture and Lennar must be approved by a majority of the members of the Great Park Venture (excluding us). For a description of the primary responsibilities of our conflicts committee, see “Management—Board Committees—Conflicts Committee.” Nonetheless, Lennar’s relationship with us could give it an advantage in bidding for properties that we own.

Lennar and an affiliate of Castlelake own the Lennar-CL Venture, which on May 2, 2016 acquired from us the Phase 1 Land and is the beneficial owner of the parcel for the parking structure at Candlestick Point (with record title to such parcel to be conveyed once a final subdivision map for such parcel is recorded). The Lennar-CL Venture also assumed all of the current debt of the San Francisco Venture, subject to our obligation to reimburse the Lennar-CL Venture for $102.7 million related to EB-5 loan proceeds that benefitted us. We have agreements with the Lennar-CL Venture pursuant to which (1) the Lennar-CL Venture acquired or will acquire parcels within The San Francisco Shipyard and Candlestick Point that are entitled for up to 390 for-sale homesites and up to 334 multi-family homesites, (2) the Lennar-CL Venture assumed the obligation to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point and we agreed to fund certain related design and construction costs, (3) we agreed to manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point and (4) the Lennar-CL Venture agreed to transfer to us entitlements for the right to construct at least 172 homesites and at least 70,000 square feet of retail space for use in the development of other portions of The San Francisco Shipyard and Candlestick Point. Also, under the terms of the joint venture agreement between the San Francisco Venture and Macerich and the associated development agreement, if we or the Lennar-CL Venture fail to achieve certain milestones, including our conveyance to the joint venture of the land for the mall on or prior to December 31, 2017, subject to certain extensions, Macerich will have the right to terminate the joint venture, require us to repay a $65.1 million loan that Macerich made to us and require us to pay 50% of certain additional termination fees (the remainder would be paid by the Lennar-CL Venture). See “Certain Relationships and Related Party Transactions—San Francisco Venture Transactions.”

Lennar may also compete with us. Lennar owns 50% of a joint venture that owns the Treasure Island community, located in San Francisco, which may compete with The San Francisco Shipyard and Candlestick Point. Lennar also has a right to acquire the first phase of the Concord community, located in the San Francisco Bay Area, which may compete with The San Francisco Shipyard and Candlestick Point. We provide development management services to Lennar with respect to the Treasure Island and Concord communities. Lennar may in the future bid for, and acquire for itself, properties that we may seek to acquire. Our operating agreement contains provisions that will permit Lennar to engage in such activities and transactions.

Lennar and Castlelake and their affiliates control approximately 66% of the voting power of our outstanding common shares (     % after this offering) and, as a result, are able to exercise significant influence over all matters requiring shareholder approval.

Holders of our Class A common shares and our Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, with a share of each class entitling the holder to one vote. As of September 30, 2016, Lennar and Castlelake and their affiliates beneficially owned, in the aggregate, Class A common shares and Class B common shares representing approximately 45% and 20%, respectively, of the voting power of our outstanding common shares (approximately     % and     %, respectively, following this offering if the underwriters do not exercise their over-allotment option, and approximately     % and     %, respectively, if the underwriters exercise their over-allotment option in full). As a result, if these shareholders act together (which they have not agreed to do), they and their affiliates are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control of us. These transactions may include those that other shareholders deem to be in their best interests and in which those other shareholders might otherwise receive a premium for their shares over their current prices.

We may have assumed unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our financial condition and results of operations.

In the formation transactions, we acquired equity interests in entities which have existing liabilities, some of which may be unknown or unquantifiable. In a contribution and sale agreement that we entered into in connection with the formation transactions, we received representations and warranties regarding the entities in which we acquired interests, but these representations and warranties did not survive the closing. If we discover new or additional liabilities, we may have no recourse for such liabilities. Any such liabilities could adversely affect our financial condition and results of operations.

We did not receive appraisals or fairness opinions in connection with the formation transactions.

The value of the equity interests and other assets acquired by us in the formation transactions, and the value of the securities and other consideration provided in exchange for such equity interests and other assets, were determined based on negotiation among the parties. We did not obtain any third-party appraisals of these equity interests and other assets, and the valuation implied by the consideration received for some of the assets could exceed their fair market value. To the extent there is a material shortfall in the fair market value relative to that valuation, we could be required to record an impairment charge or write down certain of our assets.

We will be required to pay certain investors for certain expected tax benefits.

Commencing May 2, 2017, holders of Class A units of the operating company will be able to exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange. We expect that basis adjustments resulting from these transactions, if they occur, will reduce the amount of income tax we would otherwise be required to pay in the future.

Moreover, Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Treasury regulations promulgated thereunder, require that items of income, gain, loss and deduction that are attributable to the operating company’s directly and indirectly held property, including property contributed to the operating company pursuant to the formation transactions, must be allocated among the members of the operating company to take into account the difference between the fair market value and the adjusted tax basis of such assets on the date the formation transactions are consummated. As a result, the operating company will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. These allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax we would otherwise be required to pay.

Simultaneously with the completion of formation transactions, we entered into a tax receivable agreement with the holders of Class A units of the operating company and the holders of Class A units of the San Francisco Venture. These investors include Mr. Haddad and entities affiliated with Lennar and Castlelake. The tax receivable agreement provides for payments by us to such investors or their successors equal to 85% of the amount of cash savings, if any, in income tax we realize as a result of (1) increases in tax basis that are attributable to exchanges of Class A units of the operating company for our Class A common shares or cash or certain other taxable acquisitions of equity interests by the Company, (2) allocations that result from the application of the principles of Section 704(c) of the Code and (3) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement. The tax receivable agreement also makes certain assumptions intended to equalize the treatment of (A) holders who exchange their Class A units and provide us with tax benefits attributable to an increase in tax basis and (B) those who retain their Class A units and provide us with tax benefits attributable to special allocations of the operating company’s items of income and gain pursuant to Section 704(c) of the Code. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We expect that during the expected term of the tax receivable agreement, the payments that we make to the parties to the tax receivable agreement could be substantial. The actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges of Class A units of the operating company, the price of our Class A common shares at the time of such exchanges, the extent to which such exchanges are taxable and our ability to use the potential tax benefits, which will depend on the amount and timing of our taxable income.

Due to the various factors that will affect the amount and timing of the tax benefits we will receive, it is not possible to determine the exact amount of payments that will be made under the tax receivable agreement. If the tax receivable agreement were terminated immediately after this offering, we estimate that the termination payment would be approximately $         million, assuming no material changes to the relevant tax law, a price per Class A common share of $         (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus), that the aggregate value of our properties is equal to the value implied by such per share price and that LIBOR is     %. However, this is merely an estimate, and the actual payments made under the tax receivable agreement in the event that it is terminated or otherwise could differ materially.

In certain circumstances, payments under the tax receivable agreement could exceed the actual tax benefits we realize.

The tax receivable agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we materially breach any of our obligations under the tax receivable agreement or elect an early termination, our (or our successor’s) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control, early termination or breach) will be based on certain assumptions, including that (1) we will have sufficient taxable income to fully utilize the increased tax deductions and other benefits anticipated by the tax receivable agreement, (2) all of our properties will be disposed of ratably over a 15 year period for fair market value and (3) any Class A units of the operating company that have not been exchanged will be deemed exchanged for the market value of our Class A common shares at the time of such change of control, early termination or breach. Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

We will not be able to recover payments made under the tax receivable agreement if the related tax benefits are subsequently disallowed.

The Internal Revenue Service (the “IRS”) may challenge all or part of the tax basis increases or the special allocations upon which we calculate payments under the tax receivable agreement, and a court might sustain such a challenge. Although we are not aware of any issue that would cause the IRS to challenge potential tax basis increases or other tax benefits covered under the tax receivable agreement, if such basis increases or other benefits are subsequently disallowed (in whole or in part), the parties to the tax receivable agreement will not be required to return any payments made in respect of such disallowed basis or other tax benefit. Consequently, it is possible in these circumstances that the actual tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments. However, because payments under the tax receivable agreement in a year are based upon the amount by which 85% of the Company’s cumulative net tax savings exceed the payments previously made under the tax receivable agreement, disallowance of basis increases or other tax benefits would reduce payments under the tax receivable agreement in years after the disallowance.

Our ability to utilize our net operating loss carryforwards and other tax attributes may be limited.

Our ability to fully utilize our existing net operating losses (“NOLs”) could be limited if we experience an “ownership change” within the meaning of Section 382 of the Code. For purposes of Section 382, an “ownership change” generally occurs if one or more shareholders or groups of shareholders who own at least 5% of our shares (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose) increase their ownership by more than 50 percentage points (by value) over their lowest ownership percentage within a rolling three-year period. We may experience an “ownership change” in connection with this offering or in the future as a result of changes in our equity ownership, which would result in a limitation on our ability to utilize our NOLs to offset future taxable income.

The sale of our Class A common shares in this offering will (and any future changes in our equity ownership may) count towards our cumulative change in our equity ownership for purposes of calculating whether we have experienced an “ownership change.” This could reduce our flexibility with respect to future equity financings that could impair our ability to utilize our NOLs.

As of December 31, 2015, we had tax effected U.S. federal and state NOLs of $86.9 million and $12.2 million, respectively, which will expire in various years beginning in 2030 if not utilized. Our NOLs only have value to the extent we generate taxable income. If we are unable to generate taxable income prior to the expiration of the NOLs, or if we are only marginally profitable during such period, we will be limited in our ability to utilize the tax benefits related to our NOLs.

The obligations associated with being a public company will require significant resources and management attention.

Following the completion of this offering, we will be a public company and expect to have our Class A common shares listed on the NYSE. As a result, we will need to comply with new laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), related regulations of the SEC and requirements of the NYSE, with which we were not required to comply as a private company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports and proxy statements with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires our management and independent registered public accounting firm to attest annually on the effectiveness of our internal control over financial reporting. However, because we are an “emerging growth company,” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once we are no longer an emerging growth company or if, prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function and hire additional legal, accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to operate successfully as a public company could have a material adverse effect on our financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. Historically, the San Francisco Venture and the management company maintained systems and procedures separate from ours, which may make it more difficult for us to evaluate and integrate their systems and procedures on a reliable company-wide basis. Prior to the formation transactions, we were not required to report the results of the San Francisco Venture and the management company on a consolidated basis with us. However, following the consummation of the formation transactions, we are required to report their operations on a consolidated basis with ours. We are in the process of implementing a company-wide internal audit function and modifying our systems and procedures in a number of areas to enable us to report on a consolidated basis.

We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate, and management may not be able to remediate in a timely manner any such material weakness or significant deficiency. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our financial condition and results of operations.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include fewer than five years of selected financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•	reduced disclosure about the emerging growth company’s executive compensation arrangements.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to selected financial data and executive compensation disclosure requirements. As a result, the information that we provide shareholders in our filings with the SEC may be different than what is available with respect to many other public companies. If some investors find our Class A common shares less attractive as a result of our reliance on these exemptions, there may be a less active trading market for our Class A common shares and our share price may be adversely affected. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Certain provisions in the operating company’s operating agreement may delay or prevent acquisitions of us.

Provisions in the operating company’s operating agreement may delay, or make more difficult, an acquisition or change of control of us. These provisions could discourage third parties from making proposals involving an acquisition or change of control of us, although some holders of our Class A common shares might consider such proposals, if made, desirable. These provisions include:

•	a requirement that the members consent to a merger, consolidation or other combination involving the company or any sale, lease, exchange or other transfer of all or substantially all of our assets or all or any portion of our interest in the operating company unless certain criteria are satisfied; and

•	our ability, as sole operating managing member, to cause the operating company to issue units with terms that could delay, defer or prevent a merger or other change of control without the consent of the other members.

Anti-takeover provisions in our operating agreement or provisions of Delaware law could prevent or delay a change in control, even if a change of control would benefit our shareholders.

Provisions of our operating agreement, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control, even if a change in control would benefit our shareholders. These provisions include the following:

•	there is no cumulative voting in the election of directors;

•	our board of directors is classified so that only one-third of the directors are elected at each annual meeting of shareholders;

•	our board of directors is authorized to issue “blank check” preferred shares to increase the number of outstanding shares without shareholder approval;

•	shareholder action by written consent is not permitted; and

•	there are advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, our operating agreement provides that Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) will be deemed to apply to us as if we were a Delaware corporation. Section 203 of the DGCL may affect the ability of an “interested shareholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the shareholder becomes an “interested shareholder.” An “interested shareholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting shares of a company.

We do not control the Great Park Venture.

Through a wholly owned subsidiary of the operating company, we own a 37.5% percentage interest in the Great Park Venture and serve as its administrative member. However, the administrative member’s authority is limited. Major decisions generally require approval by at least 75% of the votes held by the voting members of the Great Park Venture. We have two votes out of a total of five votes held by all voting members. Thus, any decision will require the additional approval of at least two of the other voting members. These approval rights could prevent actions at the Great Park Venture that would otherwise be in our best interests.

The joint venture with Macerich could be adversely affected by a failure of the Lennar-CL Venture to perform its obligations, by our reliance on Macerich’s ability to make its required contributions, by disputes between us and Macerich or between the Lennar-CL Venture and Macerich or by the failure to meet key development milestones.

The San Francisco Venture formed a joint venture with Macerich to develop, build and operate an urban retail outlet mall at The San Francisco Shipyard and Candlestick Point and entered into an associated development agreement with the joint venture to develop certain infrastructure and a parking structure to support the mall. The San Francisco Venture transferred its interest in this joint venture to the Lennar-CL Venture, but is entitled to re-acquire the interest upon completion of the mall and parking structure. Also, the Lennar-CL Venture assumed the obligation under the development agreement to construct the parking structure, the film and arts center building and the apartments above portions of the retail areas at the mall. Macerich is the managing member of the joint venture and, as such, controls day-to-day decisions relating to the joint venture and the mall, subject to the right of the Lennar-CL Venture to approve certain major decisions, such as changes to the development plan and budget for the mall and entry into a business combination with another entity. Pending the transfer of the joint venture interest to us, we have certain approval rights as well. Macerich could fail to fund its share of required capital contributions to the joint venture, make poor business decisions or take actions that are contrary to our objectives. Any disputes that arise with Macerich may result in litigation or alternative dispute resolution that could increase our expenses or distract our officers from focusing on our business. Also, under the terms of the joint venture agreement and the associated development agreement with the joint venture, if we or the Lennar-CL Venture fail to achieve certain milestones, including our conveyance to the joint venture of the land for the mall on or prior to December 31, 2017, subject to certain extensions, Macerich will have the right to terminate the joint venture, require us to repay a $65.1 million loan that Macerich made to us and require us to pay 50% of certain additional termination fees (the remainder would be paid by the Lennar-CL Venture). To the extent that we or the Lennar-CL Venture fail to complete our respective construction obligations on a timely basis, we could be adversely affected, and Macerich or the Lennar-CL Venture may have rights against us.

We may need additional capital to execute our development plan, and we may be unable to raise additional capital on favorable terms.

Taking into account the net proceeds of this offering, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we may experience cost increases, our plans may change or circumstances may arise that result in our needing additional capital to execute our development plan. There can be no assurance that we will be able to obtain new debt or equity financing on favorable terms, or at all, including as a result of volatility in the credit and capital markets, increases in interest rates or a decline in the value of our properties or portions thereof.

In addition, we currently expect to obtain a portion of our capital from forms of public financing, including CFDs, tax increment financing, and state and federal grants, which depend, in part, on factors outside of our control. CFDs are established when local government agencies impose a special property tax on real estate located within a specific district for the purpose of financing public improvements, including streets, water, sewage, drainage, electricity, schools, parks and fire and police protection. Our ability to obtain funds from CFDs is dependent on the value of developed property in the specific district, the collection of general property taxes from property owners in the specific district, collection of special taxes from property owners in the specific district and market interest rates at the time the CFD bonds are issued. For tax increment financing, the amount of property tax that a specific district generates is set at a base amount and as property values increase, property tax growth above that base amount, net of property taxes retained by the municipal agencies, can be used to fund redevelopment projects within the district. Our ability to obtain funds from tax increment financing is dependent on the value of developed property in the specific district, the collection of general property taxes from property owners in the specific district, the time it takes the tax assessor to update the tax rolls and market interest rates at the time the tax increment bonds are issued.

If we need to obtain additional financing, and such financing is not available in a timely manner or on terms substantially similar to our existing financing, it could increase our cost of capital and we may experience delays or increases in costs, and our financial condition and results of operations could be adversely affected.

We may use leverage in executing our development plan, which may adversely affect our financial condition.

We may decide to use leverage to execute our development plan. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. Although it is anticipated that future agreements governing our indebtedness will limit the amount of debt we may incur, our operating agreement does not contain such a limitation, and our board of directors may change our target debt levels at any time without the approval of our shareholders.

Incurring debt could subject us to many risks that, if realized, would adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt, and a failure to pay would likely result in acceleration of such debt and could result in cross-accelerations or cross-defaults on other debt;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•	we may be required to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, development, capital expenditures and future investment opportunities or other purposes;

•	our debt may limit our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, executing our development plan or other purposes;

•	our debt may contain certain covenants requiring payment on our debt to maintain predetermined ratios or rates to prescribed limits, thereby reducing funds available for operations, development, capital expenditures, future investment opportunities or other purposes;

•	secured lenders may foreclose on our assets;

•	debt may prohibit the distribution of profits to the operating company and, ultimately, to us and our shareholders; and

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

In addition, if we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through additional debt or equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in a higher interest rate on such refinancing, increases in interest expense could adversely affect our cash flows and results of operations. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, postpone investments in the development of our properties or default on our debt. In addition, to the extent we cannot meet any future debt service obligations, we will risk losing some or all of our assets that are pledged to secure such obligations.

Future debt financings, which would rank senior to our Class A common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common shares for the purposes of liquidating or other distributions, may adversely affect the market price of our Class A common shares.

In the future, we may attempt to increase our capital resources by obtaining additional debt financing (including by offering debt securities) or making additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt and our preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Class A common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Class A common shares, or both. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common shares and may result in dilution to the holders of our Class A common shares. Holders of our Class A common shares are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating or other distributions that could limit our ability to make distributions to the holders of our Class A common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common shares in this offering bear the risk of our future offerings reducing the market price of our Class A common shares and diluting their ownership interest in our company.

Risks Related to this Offering

There is currently no public market for our Class A common shares, an active trading market for our Class A common shares may never develop following this offering and the price of our Class A common shares may be volatile and could decline substantially following this offering.

Prior to this offering there has been no public market for our Class A common shares. Although we have applied to list our Class A common shares on the NYSE, an active trading market for our Class A common shares may never develop or, if one develops, it may not be sustained following this offering. The initial public offering price of our Class A common shares has been determined by agreement among us and the underwriters and may not accurately reflect the value of our Class A common shares. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our Class A common shares will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their Class A common shares; or

•	the price that our shareholders may obtain for their Class A common shares.

If an active trading market develops, the trading price of our Class A common shares may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could negatively affect the market price of our Class A common shares. A significant decline in our share price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation. If you purchase our Class A common shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was negotiated with the representatives of the underwriters based upon a number of factors. The price of our Class A common shares that will prevail in the market after this offering may be higher or lower than the offering price.

Some of the factors that could negatively affect or result in fluctuations in the market price of our Class A common shares include:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act;

•	the operation and share price performance of other comparable companies;

•	our ability to implement our development plan;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•	additions or departures of key personnel;

•	actions by shareholders;

•	speculation in the press or investment community regarding us or factors or events that may directly or indirectly affect us;

•	general or specific market, economic and political conditions, including supply and demand factors in our markets, an economic slowdown or dislocation in the global credit markets;

•	general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;

•	our operating performance, including changes in the status of our communities;

•	changes in accounting principles;

•	publication of research reports about us or the real estate industry;

•	future equity issuances;

•	our ability to raise capital on favorable terms;

•	a loss of any major funding source; and

•	the realization of any of the other risk factors presented in this prospectus.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common shares. Any broad market fluctuations may adversely affect the trading price of our Class A common shares.

If you purchase our Class A common shares in this offering, you will experience immediate dilution.

The offering price of our Class A common shares is higher than the as adjusted net tangible book value per Class A common share outstanding upon the completion of this offering. Accordingly, if you purchase Class A common shares in this offering, you will experience immediate dilution of approximately $         in the as adjusted net tangible book value per Class A common share, based upon the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus. This means that investors that purchase our Class A common shares in this offering will pay a price per share that exceeds the per share as adjusted net tangible book value of our assets.

We may issue additional Class A common shares in the future in lieu of incurring indebtedness, which may dilute existing shareholders, or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to holders of our Class A common shares.

We may issue additional securities, including Class A common shares, options, rights and warrants, for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Our board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and distributions, any rights to receive assets upon dissolution or liquidation and any redemption, conversion and exchange rights. Our board of directors may use such authority to issue additional securities exchangeable for our Class A common shares, such as the Class A units of the operating company, which would dilute existing holders of our Class A common shares, or to issue securities with rights and privileges that are more favorable than those of our Class A common shares. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Substantial amounts of our Class A common shares could be sold in the near future, which could depress our share price and result in dilution of your shares.

Before this offering, there has been no public market for our Class A common shares. The sale or issuance of a substantial number of Class A common shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of our Class A common shares and impair our ability to raise capital through the sale of additional equity securities.

Upon completion of this offering, we will have outstanding              Class A common shares (             Class A common shares if the underwriters exercise their over-allotment option in full). In addition, upon completion of this offering,              Class A common shares will be reserved for issuance upon exchange of Class A units of the operating company (including              Class A units of the operating company issuable upon exchange of Class A units of the San Francisco Venture) and conversion of our Class B common shares, and              Class A common shares will be available for future issuance under the Incentive Award Plan (including              Class A common shares that may be issued in settlement of outstanding RSUs). See “Shares Eligible for Future Sale.”

The              Class A common shares sold in this offering (             Class A common shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. Subject to the terms of the lock-up agreements with the underwriters described under “Underwriting,” and the volume and manner of sale provisions of Rule 144 under the Securities Act, additional Class A common shares will be available for sale in the public market as follows:

•	on the date of this prospectus, outstanding Class A common shares (representing approximately % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering); and

•	181 days after the date of this prospectus, an additional outstanding Class A common shares.

The foregoing does not include up to             Class A common shares that we may issue in exchange for outstanding Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the San Francisco Venture). Beginning May 2, 2017, holders of Class A units of the operating company may exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment for share splits and similar events) or cash in an amount equal to the market value of such shares at the time of exchange. Holders of Class A units of the San Francisco Venture may exchange their units for Class A units of the operating company on a one-for-one basis (with no holding period), subject to certain exceptions.

Beginning six months after the completion of this offering, certain holders of our Class A common shares, Class A units of the operating company or Class A units of the San Francisco Venture will have the right, subject to some conditions, to require us to file a registration statement covering their sale of Class A common shares (including Class A common shares issued in exchange for Class A units of the operating company or Class A units of the San Francisco Venture) or to require that we register and sell, on our own behalf, Class A common shares, the proceeds of which will be used to purchase from such holders their Class A units of the operating company or Class A units of the San Francisco Venture.

Following this offering, certain holders of our Class A common shares, Class A units of the operating company or Class A units of the San Francisco Venture will have the right, subject to certain conditions, to require us to file registration statements covering their Class A common shares or to require that we register and sell, on our own behalf, Class A common shares the proceeds of which will be used to purchase from such holders Class A units of the operating company or Class A units of the San Francisco Venture. We also intend to register Class A common shares that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing lock-up agreements.

We and our executive officers, directors and certain of our existing shareholders (representing, in the aggregate, approximately     % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering) have entered into lock-up agreements with the underwriters of this offering in which we and they have agreed, among other things, not to sell or agree to sell any Class A common shares, or any securities convertible into, or exercisable or exchangeable for, Class A common shares, until 180 days after the date of this prospectus. However, Citigroup Global Markets Inc. and J.P. Morgan Securities, LLC may, with our prior written consent, permit our executive officers, directors and certain current owners of Class A common shares to sell shares prior to the expiration of the restricted period. See “Underwriting” for a more complete description of the lock-up agreements that we and our executive officers, directors and certain current owners of Class A common shares have entered into with the underwriters.

We cannot predict whether future issuances or sales of our Class A common shares or the availability of shares for resale in the open market will decrease the per share trading price of our Class A common shares. The per share trading price of our Class A common shares may decline significantly when the restrictions on resale by certain of our shareholders lapse or upon the registration of additional Class A common shares pursuant to registration rights granted in connection with this offering.

We do not intend to pay distributions on our Class A common shares for the foreseeable future.

We have no current plans to pay distributions on our Class A common shares in the foreseeable future. We intend to retain our earnings, if any, to use in our ongoing operations. Any decision to declare and pay distributions in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, because we are a holding company and our only investment is our interest in the operating company, we will only be able to pay distributions from funds we receive from the operating company. Our board of directors has the authority to issue one or more series of preferred shares without action of our shareholders. The issuance of preferred shares could have the effect of limiting distributions on our Class A common shares. Accordingly, you may need to sell your Class A common shares to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

If security or industry analysts do not publish, or cease publishing, research reports about us, our business or our market, or if such analysts make adverse recommendations regarding our Class A common shares, our share price and trading volume could decline.

If an active trading market for our common shares develops, the trading market will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain analyst coverage in the future. Any analysts who do cover us may make adverse recommendations regarding our shares, adversely change their recommendations from time to time, or provide more favorable relative recommendations about our competitors. If any analyst who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. We caution investors that any forward-looking statements presented in this prospectus are based on our current views and information currently available to us. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “would,” “result” and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. Furthermore, all of the statements regarding future financial performance, including market conditions and demographics and discussions of strategy, plans and intentions, are forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and assumptions, and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. We believe these risks and uncertainties include, but are not limited to, the following:

•	risks associated with the real estate industry;

•	downturns in economic conditions or demographic changes at the national, regional or local levels, particularly in the areas where our properties are located;

•	uncertainty and risks related to zoning and land use laws and regulations, including environmental planning and protection laws;

•	risks associated with development and construction projects;

•	adverse developments in the economic, political, competitive or regulatory climate of California;

•	loss of key personnel;

•	uncertainties and risks related to adverse weather conditions, natural disasters and climate change;

•	fluctuations in interest rates;

•	exposure to liability relating to environmental and health and safety matters;

•	exposure to litigation or other claims;

•	insufficient amounts of insurance or exposure to events that are either uninsured or underinsured;

•	intense competition in the real estate market and our ability to sell properties at desirable prices;

•	fluctuations in real estate values;

•	changes in property taxes;

•	risks associated with our trademarks, trade names and service marks;

•	risks associated with our joint venture with Macerich;

•	conflicts of interest with our directors;

•	general volatility of the capital and credit markets and the price of our Class A common shares; and

•	risks associated with public or private financing or the unavailability thereof.

Please see “Risk Factors” for a more detailed discussion of these and other risks.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law.

USE OF PROCEEDS

We estimate that we will receive gross proceeds from this offering of approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, based on an offering price of $         per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus). After deducting the underwriting discounts and commissions and estimated offering expenses payable by us, we expect to receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full.

We will contribute the net proceeds from this offering to the operating company in exchange for Class A units of the operating company. We expect the operating company to use all of the net proceeds received from us to fund our development activities, and for other general corporate purposes.

DISTRIBUTION POLICY

We have no plans to pay distributions on our Class A common shares in the foreseeable future. Any decision to declare and pay distributions in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and our only investment is our interest in the operating company, we will only be able to pay distributions from funds we receive from the operating company. In addition, the operating company’s ability to pay distributions to us will depend on the ability of its subsidiaries and the Great Park Venture to pay dividends or distributions to the operating company. The priority distribution rights of the holders of legacy interests in the Great Park Venture and the Class B partnership interests in FP LP will limit the cash available for distribution to the operating company until such rights are satisfied in full. See “Structure and Formation of Our Company.”

Holders of our Class B common shares are entitled to receive distributions of the same type and at the same time as any distributions payable on our outstanding Class A common shares in an amount per Class B common share equal to the amount of distributions paid on 0.0003 Class A common shares. See “Description of Shares—Class B Common Shares.”

We expect to cause the operating company to make distributions to us in an amount sufficient to cover distributions, if any, declared by us. If the operating company makes such distributions, each holder of Class A units of the operating company will be entitled to receive equivalent distributions from the operating company on its Class A units, and we expect to cause the San Francisco Venture to make distributions on its Class A units in an amount per unit equal to the distributions per Class A unit made by the operating company.

We did not declare or pay any distributions in 2014, 2015 or between January 1, 2016 and the date of this prospectus.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2016:

•	on a historical basis; and

•	on an as adjusted basis, giving effect to the sale by us of Class A common shares in this offering at the public offering price of $ per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) and our receipt of the estimated net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their over-allotment option).

You should read this table in conjunction with “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial Information,” “Use of Proceeds,” “Selected Historical Condensed Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Structure and Formation of Our Company” and the condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2016
	Historical	As Adjusted
	(in thousands)
Cash	$90,368	$

Debt:
Settlement note	4,131		4,131
Macerich note	65,130		65,130

Total debt	69,261		69,261
Capital:
Total members’ capital	245,556
Noncontrolling interests	1,278,351

Total capital	1,523,907

Total capitalization	$1,593,168	$

DILUTION

If you invest in our Class A common shares, you will experience immediate dilution to the extent of the difference between the initial public offering price per Class A common share and the as adjusted net tangible book value per Class A common share after this offering.

Our net tangible book value as of September 30, 2016 was approximately $        million, or $        per Class A common share. Net tangible book value represents the amount of total tangible assets less total liabilities. Net tangible book value per share represents as adjusted net tangible book value divided by the number of Class A common shares outstanding, on a fully diluted basis.

After giving effect to the sale of              Class A common shares in this offering at an assumed initial public offering price of $        per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions, and estimated offering expenses, and giving effect to the use of proceeds of this offering, our adjusted net tangible book value as of September 30, 2016 would have been $        million, or $        per Class A common share. This represents an immediate increase in adjusted net tangible book value of $        per share to our existing shareholders, and an immediate dilution in adjusted net tangible book value of $        per share to new investors purchasing our Class A common shares in this offering. Dilution to new investors is determined by subtracting adjusted net tangible book value after this offering from the assumed initial public offering price paid by new investors purchasing our Class A common shares in this offering.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their over-allotment option:

Assumed initial public offering price per Class A common share		$
Net tangible book value per Class A common share as of September 30, 2016	$
Net increase in net tangible book value per Class A common share attributable to this offering

Adjusted net tangible book value per Class A common share as of September 30, 2016

Dilution in adjusted net tangible book value per Class A common share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) would increase (decrease) our as adjusted net tangible book value by $        million, our as adjusted net tangible book value per share by $        and dilution per share to new investors purchasing our Class A common shares in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. An increase of 1,000,000 shares in the number of Class A common shares offered by us, as set forth on the cover of this prospectus, would increase the adjusted net tangible book value per share by $        and decrease the dilution per share to new investors participating in this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover of this prospectus, would decrease the adjusted net tangible book value per share by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their over-allotment option, you will experience further dilution. In addition, the number of Class A common shares outstanding on an adjusted basis above excludes             Class A common shares available for future issuance under the Incentive Award Plan.

The following table summarizes (1) the number of Class A common shares held by our existing shareholders (assuming that all holders of Class A units of the operating company, and all holders of Class A units of the San Francisco Venture, exchanged their units for our Class A common shares and converted their Class B common shares into our Class A common shares), and the number of Class A common shares to be received by new investors purchasing shares in this offering, and (2) our net tangible book value as of September 30, 2016, and the total consideration paid in cash by the new investors purchasing our Class A common shares in this offering on an aggregate and per share basis:

	Class A Common Shares Issued			Total Consideration			Average Price Per Share
(in thousands, except share and per share data)
	Number	Percent		Amount	Percent

Existing shareholders			%	$		%	$

Investors in this offering			%	$		%	$

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) would increase (decrease) the total consideration paid by new investors purchasing our Class A common shares in this offering by $        million, or increase (decrease) the percent of total consideration paid by new investors purchasing our Class A common shares in this offering by     %, assuming the number of Class A common shares offered by us, as set forth on the cover of this prospectus, remains the same and before deducting underwriting discounts and commission and estimated offering expenses. An increase (decrease) of 1,000,000 shares in the number of Class A common shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors purchasing our Class A common shares in this offering by $        million and increase (decrease) the percent of total consideration paid by new investors purchasing our Class A common shares in this offering in this offering by     %, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of Class A common shares purchased by new investors participating in this offering will increase to , or approximately % of the total number of Class A common shares outstanding; and

•	the immediate dilution experienced by new investors purchasing our Class A common shares in this offering will be $ per share and the net tangible book value per share will be $ per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial information as of the dates and for the periods presented. The selected consolidated financial information as of December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information as of September 30, 2016 and for the nine month periods ended September 30, 2016 and 2015 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations.

As a result of the formation transactions, our future results of operations will not be comparable to our historical financial information, which did not include the results of operations of the San Francisco Venture, the management company or the Great Park Venture. You should read the following selected historical consolidated financial information in conjunction with the information contained in “Summary Historical and Pro Forma Condensed Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Structure and Formation of Our Company” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	For the nine month period ended September 30,		For the year ended December 31,
	2016	2015	2015	2014
	(in thousands)
Statement of Operations Data:
Revenues:
Land sales	$6,704	$21,051	$23,294	$64,671
Operating properties	7,235	8,659	12,288	13,682
Management fee revenue	8,900	—	—	—

Total revenues	22,839	29,710	35,582	78,353

Costs and expenses:
Land sales	(843)	947	(2,862)	7,529
Operating properties	7,811	7,636	10,161	9,470
Selling, general and administrative	98,716	15,927	27,542	21,827
Management fees	1,716	3,822	5,109	4,858

Total costs and expenses	107,400	28,332	39,950	43,684

Equity in loss from unconsolidated entity	(479)	—	—	—

(Loss) income before income tax benefit (provision)	(85,040)	1,378	(4,368)	34,669
Income tax benefit (provision)	4,456	(416)	546	(9,173)

Net (loss) income	(80,584)	962	(3,822)	25,496
Net (loss) income attributable to noncontrolling interests	(50,405)	350	(1,137)	9,000

Net (loss) income attributable to the company	$(30,179)	$612	$(2,685)	$16,496

Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$90,368		$108,657	$152,221
Marketable securities held to maturity	—		25,000	30,575
Inventories	1,338,095		259,872	219,934
Total assets	2,129,517		441,851	474,175
Total liabilities	605,610		93,418	121,844
Total noncontrolling interests	1,278,351		87,511	88,887
Total capital	1,523,907		348,433	352,331

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been derived by applying pro forma adjustments to our historical financial statements included elsewhere in this prospectus. Our unaudited pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2016 and the year ended December 31, 2015 give pro forma effect to the formation transactions and the San Francisco Venture transactions, as described in the following paragraphs and accompanying notes. We have not presented an unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 because the formation transactions and the San Francisco Venture transactions were consummated on May 2, 2016 and are reflected in our historical unaudited condensed consolidated balance sheet as of September 30, 2016 included elsewhere in this prospectus.

Our unaudited pro forma condensed consolidated statements of operations are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments reflected in our unaudited pro forma condensed consolidated statements of operations are based on available information and assumptions that we consider reasonable. Our unaudited pro forma condensed consolidated statements of operations do not purport to represent our results of operations that would actually have occurred if the formation transactions and the San Francisco Venture transactions had been consummated on January 1, 2015, nor do they project our results of operations for any future date or period.

Our unaudited pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2016 and the year ended December 31, 2015 give effect to the following:

•	The formation transactions, as described in “Certain Relationships and Related Party Transactions—Formation Transactions”; and

•	The San Francisco Venture transactions, as described in “Certain Relations and Related Party Transactions—San Francisco Venture Transactions.”

Our unaudited pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2016 and the year ended December 31, 2015 do not give pro forma effect to this offering or the application of the net proceeds therefrom. In addition, following this offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting and legal services and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations under the Exchange Act. No pro forma adjustments have been made to reflect such costs.

Five Point Holdings, LLC and subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for Nine Month Period Ended September 30, 2016

(In thousands, except shares and per share data)

	(AA)		(AA)	(AA)
	Historical
	Nine month period ended September 30, 2016		Period from January 1, 2016 through May 2, 2016	Period from January 1, 2016 through May 2, 2016	(CC)			Nine Month Period Ended September 30, 2016
	Five Point Holdings, LLC		Management Company	The San Francisco Venture	Reclassifica- tion Adjustments	Pro forma Adjustments related to the transactions		Pro Forma Consolidated
Revenues:
Land sales		$4,741	$—	$—	$—	$—			$4,741
Land sales—related party		1,963	—	—	249	—			2,212
Operating properties—revenue		7,235	—	192	—	(159	)(EE)		7,268
Management fee revenue—related party		8,900	6,285	—	—	(42	)(DD)		15,143
Home sales		—	—	17,526	—	(17,526	)(EE)		—

Total revenues		22,839	6,285	17,718	249	(17,727)			29,364

Costs and expenses:
Land sales		(843)	—	—	—	—			(843)
Cost of home sales		—		16,785	—	(16,785	)(EE)		—
Operating properties		7,811	—	—	—	—			7,811
Field		—	—	234	(234)	—			—
Builder marketing		—	—	1,752	(1,752)	—			—
Selling, general, and administrative		98,716	5,514	4,084	2,235	(24,103	)(FF)		86,446
Management fees—related party		1,716	—	—	—	(1,716	)(DD)		—

Total costs and expenses		107,400	5,514	22,855	249	(42,604)			93,414

Equity in (loss) earnings from unconsolidated entity		(479)	378	—	—	16,908	(GG)		16,807

(Loss) income before income tax benefit (provision)		(85,040)	1,149	(5,137)	—	41,785			(47,243)
Income tax benefit		4,456	—	—	—	1,994	(HH)		6,450

Net (loss) income		(80,584)	1,149	(5,137)	—	43,779			(40,793)
Less net (loss) income attributable to noncontrolling interests		(50,405)	—	—	—	18,991	(II)		(31,414)

Net (loss) income attributable to the company		$(30,179)	$1,149	$(5,137)	$—	$24,788			$(9,379)

PER SHARE INFORMATION:
Net loss per Class A common share—basic	$							$		(JJ)
Net loss per Class A common share—diluted	$							$		(JJ)
Net loss per Class B common share—basic	$							$		(JJ)
Net loss per Class B common share—diluted	$							$		(JJ)
WEIGHTED AVERAGE SHARES OUTSTANDING
Class A common shares
Basic										(JJ)
Diluted										(JJ)
Class B common shares
Basic										(JJ)
Diluted										(JJ)

Five Point Holdings, LLC and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for Year Ended December 31, 2015

(In thousands, except shares and per share data)

	(BB)	(BB)	(BB)
	Historical
	Year Ended December 31, 2015	Year Ended December 31, 2015	Year Ended December 31, 2015	(CC)			Year Ended December 31, 2015
	Five Point Holdings, LLC	Five Point Management Company	The Shipyard Communities, LLC	Reclassifica- tion Adjustments	Pro Forma Adjustments related to the transactions		Pro Forma Consolidated
Revenues:
Land sales	$17,229	$—	$—	$—	$—			$17,229
Land sales—related party	6,065	—	—	765	—			6,830
Operating properties—revenue	12,288	—	533	—	(474	)(EE)		12,347
Management fee revenue—related party	—	22,620	—	—	(2,657	)(DD)		19,963
Home sales	—	—	48,319	—	(48,319	)(EE)		—

Total revenues	35,582	22,620	48,852	765	(51,450)			56,369

Costs and expenses:
Land sales—expense	(2,862)	—	—	—	—			(2,862)
Cost of home sales	—	—	46,630	—	(46,630	)(EE)		—
Operating properties	10,161	—	—	—	—			10,161
Field	—	—	1,678	(1,678)	—			—
Builder marketing	—	—	4,594	(4,594)	—			—
Selling, general, and administrative	27,542	21,912	13,921	7,037	7,478	(FF)		77,890
Management fee—related party	5,109	—	—	—	(5,109	)(DD)		—

Total costs and expenses	39,950	21,912	66,823	765	(44,261)			85,189

Equity in earnings from unconsolidated entity	—	7,347	—	—	70,058	(GG)		77,405

(Loss) income before income tax benefit (provision)	(4,368)	8,055	(17,971)	—	62,869			48,585
Income tax benefit (provision)	546	—	—	—	(7,179	)(HH)		(6,633)

Net (loss) income	(3,822)	8,055	(17,971)	—	55,690			41,952
Less net (loss) income attributable to noncontrolling interests	(1,137)	329	—	—	33,115	(II)		32,307

Net (loss) income attributable to the company	$(2,685)	$7,726	$(17,971)	$—	$22,575			$9,645

PER SHARE INFORMATION:
Net income per Class A common share—basic							$		(JJ)
Net income per Class A common share—diluted							$		(JJ)
Net income per Class B common share—basic							$		(JJ)
Net income per Class B common share—diluted							$		(JJ)
Net loss per Class A unit—basic	$
Net loss per Class A unit—diluted	$
WEIGHTED AVERAGE SHARES OUTSTANDING
Class A common shares
Basic									(JJ)
Diluted									(JJ)
Class B common shares
Basic									(JJ)
Diluted									(JJ)
Class A Units
Basic
Diluted

Five Point Holdings, LLC and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

1.	Basis of Presentation

The unaudited pro forma condensed consolidated statements of operations of Five Point Holdings, LLC (“Five Point” and, together with its subsidiaries, the “Company”) for the nine month period ended September 30, 2016 and for the year ended December 31, 2015 are derived from the financial statements of: (1) the Company; (2) the San Francisco Venture and its subsidiaries; (3) the management company; and (4) the Great Park Venture, which are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2016 and the year ended December 31, 2015 are presented as if the formation transactions and the San Francisco Venture transactions had occurred on January 1, 2015.

As a result of the formation transactions, which were completed on May 2, 2016, all of our assets are held by, and our operations are conducted through, the operating company. Five Point is the sole operating managing member of the operating company and, as of September 30, 2016, owned 50.4% of the outstanding Class A units and 100% of the outstanding Class B units of the operating company. We have identified the operating company as a variable interest entity (“VIE”), with Five Point as the primary beneficiary; as a result, Five Point consolidates the financial results of the operating company and its consolidated subsidiaries.

In addition, as a result of the formation transactions, we have identified the San Francisco Venture as a VIE, with the operating company as the primary beneficiary and, as a result, the operating company consolidates the financial results of the San Francisco Venture and its consolidated subsidiaries. For more information regarding the management of the San Francisco Venture, see “The Operating Agreement of the San Francisco Venture.” The operating company also consolidates the financial results of the management company after acquiring a controlling interest of the management company in connection with the formation transactions.

Our ownership percentage and the control provisions of the Great Park Venture’s operating agreement do not allow us to control the Great Park Venture and its subsidiaries. Therefore, the operating company does not consolidate the assets, liabilities or results of operations of the Great Park Venture.

We refer to the San Francisco Venture, the management company and the Great Park Venture as the “acquired entities.” Our acquisition of equity interests in the San Francisco Venture and the management company has been accounted for under the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Five Point treated as the accounting acquirer. Our investment in the Great Park Venture is accounted for under the equity method of accounting in accordance with ASC Topic 323, Investments. The accompanying unaudited pro forma condensed consolidated statements of operations reflect our preliminary estimate of purchase accounting fair value adjustments and purchase price allocations. These preliminary estimates are subject to change. Differences between these preliminary estimates and the final acquisition accounting may occur, and any differences could have a material impact on the accompanying unaudited pro forma condensed consolidated statements of operations and our future results of operations.

Our unaudited pro forma condensed consolidated statements of operations are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The historical financial information has been adjusted to give effect to matters that are (1) directly attributable to the formation transactions and the San Francisco Venture transactions, (2) factually supportable and (3) expected to have a continuing impact on the operating results of the combined company. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed, and have been prepared to illustrate the estimated effect of the formation transactions and the San Francisco Venture transactions. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of May 2, 2016, and could result in a material change to the unaudited pro forma condensed combined financial information.

2.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

(AA)	Represents (1) the historical results of operations of the Company for the nine month period ended September 30, 2016, which are derived from the unaudited financial statements included elsewhere in this prospectus, and (2) the unaudited historical results of operations of the San Francisco Venture and the management company for the period from January 1, 2016 to May 2, 2016 (the date that the formation transactions and the San Francisco Venture transactions were consummated), which are derived from unaudited financial statements not included in this prospectus. The historical results of operations of the San Francisco Venture and the management company for the period from May 2, 2016 to September 30, 2016 are included in the results of operations of the Company for the nine month period ended September 30, 2016.

(BB)	Represents the historical results of operations of (1) the Company, (2) the San Francisco Venture and (3) the management company for the year ended December 31, 2015, which are derived from the audited financial statements for such entities included elsewhere in this prospectus.

(CC)	Represents reclassifications to conform the acquired entities’ presentation to Five Point’s presentation in the unaudited pro forma condensed consolidated statements of operations. These reclassifications have no effect on previous reported income of Five Point or the acquired entities.

(DD)	Represents (1) the elimination of management fees, for which revenues are reflected as “management fee revenue—related party” in the historical results of the management company and for which expenses are reflected as “management fees—related party” in the historical results of Five Point, as a result of the termination of the management company’s development management agreement with FPL in connection with the formation transactions, (2) the elimination of management fee revenues related to fees paid to the management company by FPC-HF related to FPC-HF’s investment in the Great Park Venture, as a result of the termination of the management arrangement in connection with the formation transactions, and (3) the increase in management fee revenues as a result of the new development management agreements entered into in connection with the San Francisco Venture transactions, whereby Five Point provides development management services for the Phase 1 Land and the Treasure Island community.

The pro forma adjustment to management fee revenue is comprised of the following (in thousands):

	For the nine month period ended September 30, 2016	For the year ended December 31, 2015
Management fee revenue from the development management agreement with FPL	$(1,674)	$(4,982)
Management fee revenue from the management arrangement with FPC-HF	(468)	(1,175)
Management fee revenue from the development management agreement for Treasure Island and the Phase 1 Land	2,100	3,500

Total adjustment to management fee revenue—related party	$(42)	$(2,657)

(EE)	Represents the revenues and cost of homes sold that were constructed on the Phase 1 Land. The San Francisco Venture does not have the obligation to construct, and is not entitled to any proceeds from future sales or rental of, homes on the Phase 1 Land.

(FF)	Represents adjustments to selling, general and administrative expense arising from the formation transactions and the San Francisco Venture transactions, which are as follows (in thousands):

	For the nine month period ended September 30, 2016	For the year ended December 31, 2015
Removal of expenses related to the assets and liabilities transferred to the Lennar-CL Venture, including sales, marketing and field expenses related to the construction and sale of the homes as described in (EE)	$(2,755)	$(9,397)
Rent expense related to assumed lease as a result of the formation transactions and the San Francisco Venture transactions	580	1,739
Salary expense related to hiring certain employees of Lennar primarily responsible for development at The San Francisco Shipyard and Candlestick Point	4,800	9,600
Removal of stock compensation expense for RSUs that immediately vested (1)	(23,157)	—
Stock compensation expense for RSUs that vest over 1.5 to 3.5 years (2)	11,655	12,236
Removal of bonuses paid in conjunction with the formation transactions (3)	(12,000)	—
Removal of transaction costs related to the formation transactions and the San Francisco Venture transactions (3)	(3,226)	(6,700)

	$(24,103)	$7,478

(1)	Represents the elimination of stock compensation expense for RSUs authorized in the formation transactions and issued to employees, which are reflected in the historical statement of operations for the nine month period ended September 30, 2016. These RSUs vested immediately on grant, and represent a non-recurring expense that does not have a continuing impact on the results of operations.
(2)	Represents expense related to the grant of RSUs of Five Point Holdings, LLC that vest over 1.5 to 3.5 years in conjunction with the formation transactions. Because of the vesting period, this expense is determined to have a continuing impact on results of operations.
(3)	Represents the elimination of bonuses paid in conjunction with the formation transactions and transaction costs related to the formation transactions, which are determined to be non-recurring costs that will not have a continuing impact on the results of operations. These costs were included in the historical financial statements for the applicable periods.

(GG)

Represents (1) the elimination of the management company’s equity in earnings from unconsolidated entities, in the form of investments in (a) FPL, which is already reflected in the consolidated historical results of the Company and (b) an indirect interest in the Great Park Venture which was distributed to the partners and shareholders of the management company in conjunction with the formation transactions, and (2) the increase in equity in earnings from unconsolidated entities related to Five Point’s 37.5% percentage interest in the Great Park Venture, which it acquired in the formation transactions. The equity in earnings from unconsolidated entities attributable to Five Point’s interest in the Great Park Venture is adjusted for the amortization of the basis difference for inventory resulting from the application of purchase price allocation to the Great Park Venture. Due to the length of the development cycle at Great Park Venture, the increase in basis of the inventories will have a continuing impact on the results of operations.

The pro forma adjustment to equity in earnings from unconsolidated entities is comprised of the following (in thousands):

	For the nine month period ended September 30, 2016	For the year ended December 31, 2015
Investment in FPL	$226	$(18)
Investment in FPC-HF	(604)	(7,329)
Investment in Great Park Venture	17,286	77,405

	$16,908	$70,058

The Company’s pro forma adjustment for equity in earnings in the Great Park Venture is calculated as follows (in thousands):

	For the nine month period ended September 30, 2016	For the year ended December 31, 2015
Company’s share of net income (1)	$25,173	$104,316
Less: amortization of basis differences arising from step-up in inventory	(7,887)	(26,911)

Equity in earnings in Great Park Venture from results of operations from January 1, 2016 to May 2, 2016	$17,286	$77,405

(1)	A pro forma adjustment has been made to remove $1.1 million and $4.6 million of transaction costs related to the formation transactions included in the historical results of the Great Park Venture for the nine month period ended September 30, 2016 and for the year ended December 31, 2015, respectively.

(HH)	Represents the adjustment for the impact of U.S. federal and state income taxes from our allocable share of income generated by the operating company and its subsidiaries. As a result of the formation transactions, all operations are carried out by the operating company and its subsidiaries which are not generally subject to federal or state income taxation, as all of the taxable income, gains, losses, deductions and credits are passed through to the partners. Five Point is responsible for income taxes on its share of taxable income or loss passed through from the operating company.

The pro forma adjustment to reflect the allocation of income tax benefit (provision) to the Company is as follows (in thousands):

	For the nine month period ended September 30, 2016	For the year ended December 31, 2015
Pro forma (loss) income before income tax	$(47,243)	$48,585
Less pro forma (loss) income before income tax attributable to noncontrolling interests	(31,414)	32,307

Pro forma (loss) income before income tax attributable to the Company	(15,829)	16,278
Maximum statutory tax rate (1)	40.75%	40.75%

Pro forma income tax benefit (provision)	6,450	(6,633)
Less prior recorded income tax benefit	4,456	546

Adjustment to income tax benefit (provision)	$1,994	$(7,179)

(1)	Assumes that Five Point is taxed as a C-corporation at the highest statutory rates apportioned to each applicable state or local tax jurisdiction.

(II)	As described in “Structure and Formation of Our Company,” immediately following consummation of the formation transactions, minority investors owned 49.6% of the outstanding Class A units of the operating company and 100% of the outstanding Class A units of the San Francisco Venture. Prior to the consummation of the formation transactions, minority investors owned 17.8% of FPL and 9.7% of the operating company.

The pro forma adjustment to reflect the allocation of net (loss) income to noncontrolling interests is as follows (in thousands):

	For the nine month period ended September 30, 2016	For the year ended December 31, 2015
(A) Pro forma (loss) income before income tax (provision) benefit attributable to Class A units of the San Francisco Venture (1)	$(15,842)	$16,292
(B) Pro forma (loss) income before income tax (provision) benefit attributable to Class A units of the operating company not held by Five Point	(15,572)	16,015

Pro forma (loss) before income tax (provision) attributable to noncontrolling interests ((A) + (B))	$(31,414)	$32,307
Less (loss) income before income tax (provision) benefit attributable to noncontrolling interests, before adjustment	(50,405)	(808)

Adjustment to noncontrolling interest	$18,991	$33,115

(1)	The Class A units of the San Francisco Venture are determined to share in the net income and losses at the operating company level due to a substantive profit sharing arrangement provision in the operating agreement for the San Francisco Venture.

(JJ)	Below is a calculation of the basic and diluted pro forma net (loss) income attributable to Class A common shares and Class B common shares (amounts in thousands, except shares outstanding and per share data).

	For the nine month period ended September 30, 2016	For the year ended December 31, 2015
Pro forma net (loss) income	$(9,379)	$9,645
Adjustment for net income (loss) attributable to Class A units of the operating company issued for the RSUs that vested immediately (1)	(291)	300

Pro forma net income (loss) available to common shareholders	(9,670)	9,945

Pro forma net income (loss) attributable to Class A common shares—basic	$(9,664)	$9,939
Pro forma adjustments
Additional income allocated to the Company related to RSUs under the treasury stock method (2)	—	51
Conversion of Class B Common Shares (3)	—	6
Conversion of Class A units of the operating company and Class A units of the San Francisco Venture (3)	—	18,934

Total pro forma adjustments	—	18,991

Pro forma net (loss) income attributable to Class A common shares—diluted	$(9,664)	$28,930

Pro forma net (loss) income attributable to Class B common shares—basic and diluted	$(6)	$6

Basic
Historical weighted average Class A common shares outstanding
Pro forma adjustments
Additional Class A common shares issued in formation transactions (4)
RSUs immediately vested in conjunction with the formation transactions (1)
Total pro forma adjustments

Pro Forma weighted average Class A common shares outstanding—Basic

Historical weighted average Class B common shares outstanding		—
Pro forma adjustments
Issuance of Class B common shares in connection with the formation transactions (3)

Total pro forma adjustments

Pro Forma weighted average Class B common shares outstanding—Basic

	For the nine month period ended September 30, 2016		For the year ended December 31, 2015
Diluted
Pro Forma weighted average Class A common shares outstanding—Basic
Pro forma adjustments
Conversion of Class B common shares (3)		—
Conversion of Class A units of the operating company and Class A units of the San Francisco Venture to Class A common shares (3)		—
Incremental Class A common shares from proceeds of RSUs under the treasury stock method (2)		—

Total pro forma adjustments		—

Pro Forma weighted average Class A common shares outstanding

Pro Forma weighted average Class B common shares outstanding—Diluted
(Loss) income per Class A common share—basic	$		$
(Loss) income per Class A common share—diluted	$		$
(Loss) income per Class B common share—basic	$		$
(Loss) income per Class B common share—diluted	$		$

(1)	In connection with the formation transactions, the Company issued RSUs on May 20, 2016 to certain of its employees that vested on the grant date with no other contingency for settlement other than the passage of time.
(2)	In connection with the formation transactions, the Company issued RSUs on August 1, 2016 to certain of its employees, vesting over a period of 1.5 to 3.5 years. The Company applied the treasury stock method to the RSUs and included the RSUs in its diluted earnings per share calculation if determined to be dilutive.
(3)	In connection with the formation transactions, Five Point issued Class B Common Shares to certain investors who own Class A units of the operating company or Class A units of the San Francisco Venture. Each Class B common share is convertible into 0.0003 Class A common shares. Class A units of the operating agreement and Class A units of the San Francisco Venture are exchangeable for Class A common shares on a one-for-one basis. Upon an exchange of Class A units of the operating company or Class A units of the San Francisco Venture for Class A common shares, an equal number of Class B common shares will convert to Class A common shares. The Company applied the if-converted method and includes the effect of these potential Class A common shares in its diluted earnings per share calculations if determined to be dilutive.
(4)	Five Point issued Class A common shares as consideration during the formation transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors” and the matters set forth in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.” You should read this discussion in conjunction with the other financial information included elsewhere in this prospectus, including “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Business and Properties” and the consolidated financial statements and related notes thereto. As used in this section, “we,” “us” and “our” refer to Five Point Holdings, LLC and its consolidated subsidiaries after giving effect to the formation transactions, and “Five Point” refers to Five Point Holdings, LLC (without its consolidated subsidiaries) after giving effect to the formation transactions.

Overview

We are the sole operating managing member and owned, as of September 30, 2016, approximately 50.4% of the operating company. We conduct all of our businesses in or through the operating company, which directly or indirectly owns equity interests in: (1) FPL, which owns Newhall Land & Farming, the entity that is developing Newhall Ranch; (2) the San Francisco Venture, which is developing The San Francisco Shipyard and Candlestick Point; (3) the Great Park Venture, which is developing Great Park Neighborhoods; and (4) the management company. The operating company controls the management of all of these entities except for the Great Park Venture. The operating company owns a 37.5% percentage interest in the Great Park Venture, and the management company performs development management services for the Great Park Venture.

Formation Transactions

On May 2, 2016, we completed the formation transactions, in which we acquired controlling interests in the San Francisco Venture and the management company, and a 37.5% percentage interest in the Great Park Venture. The formation transactions transformed us into an owner, manager and developer of communities at three locations in coastal California.

We have identified Five Point Holdings, LLC as our predecessor for accounting purposes. Prior to the formation transactions, Five Point Holdings, LLC had a controlling interest in the operating company, which owns FPL. Our acquired businesses were not under common control prior to the formation transactions, despite having commonality of several owners. In determining Five Point Holdings, LLC as our predecessor, we considered many factors, including, but not limited to, Five Point Holdings, LLC being considered the accounting acquirer in the formation transactions, the extent of historical operations at the companies, the relative size of each business acquired and our organizational and governance structure subsequent to the formation transactions.

Our Business

We are the largest owner and developer of mixed-use, master-planned communities in coastal California, based on the total number of residential homesites permitted to be built under existing entitled zoning. We are primarily engaged in the business of planning and developing our three mixed-use, master-planned communities, and our principal source of revenue is the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also retain a portion of the commercial and multi-family properties in our communities as income-producing assets.

We are the initial developer of our three communities that are designed to include approximately 40,000 residential homes and approximately 20 million square feet of commercial space over a period of more than

10 years. Our three mixed-use, master-planned communities are: (1) Newhall Ranch in Los Angeles County; (2) The San Francisco Shipyard and Candlestick Point in the City of San Francisco; and (3) Great Park Neighborhoods in Orange County.

We stage the development process to optimize the pace of land sales and land values within our communities. As a result, we are often in multiple phases of the development lifecycle within each of our communities. The development lifecycle of our mixed-use, master-planned communities can be broken down into several phases. First, we obtain title, or the contractual right to acquire title, to the undeveloped land. Second, we obtain the necessary primary entitlements from governmental agencies for the community, which typically include zoning and general plan approvals and certification of an environmental impact report under CEQA, as well as any state or federal permits required for development. Third, we continue to refine the master plan for the community beyond the primary entitlements by planning and subdividing the land into separate legal lots for residential and commercial development and obtaining any other requisite discretionary approvals needed to commence construction. Fourth, we make significant investments in the community’s infrastructure and common improvements, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces), and prepare each lot for sale or development by us. Fifth, residential and commercial lots within the community are typically sold to homebuilders, commercial developers or commercial buyers, although in some cases we may retain lots and build homes or commercial buildings ourselves. Sixth, homebuilders construct the homes and commercial developers, commercial buyers or we construct the commercial buildings. Finally, homebuilders or commercial builders sell the homes or commercial buildings to homebuyers or commercial buyers, although in some cases we may retain certain income-producing properties. Given the large scale of our communities, some of these phases may occur concurrently across different parts of a single community. Further, depending on the specific plans for each community, these phases may occur in a different sequence than as described above.

Within the development lifecycle, our cash expenditures are concentrated in the title acquisition, entitlement and infrastructure development phases, and our revenue generation occurs in the land sale phase. If we also build all or a portion of the homes or commercial buildings within a community, we incur additional development costs and recognize additional revenue when homes or commercial properties are sold. In addition, with respect to properties that we may retain in the future, we will recognize revenue in connection with lease or other related payments from tenants.

Our principal source of revenue generation is from selling homesites to homebuilders and commercial lots to commercial developers or commercial buyers. We primarily sell homesites to national, regional and local homebuilders in a competitive process, although in some cases we may negotiate with a single homebuilder directly. Our residential land sales typically require a cash payment upfront and include participation provisions that allow us to share in the profits realized by the homebuilders if the overall profitability of a block of homes exceeds an agreed-upon margin. We may sell commercial lots to commercial developers through a competitive process or we may negotiate directly with a commercial buyer. We also regularly assess our development plan and may retain a portion of the commercial or multi-family properties in our communities as income-producing assets.

In the ordinary course of our business, we have sold homesites to Lennar. For the nine month period ended September 30, 2016, we recognized $2.0 million in revenue from land sales pursuant to purchase and sale agreements with Lennar. For the years ended December 31, 2015 and 2014, we recognized $6.1 million and $34.5 million, respectively, of revenue from land sales pursuant to purchase and sale agreements with Lennar. For additional information about transactions with Lennar, see “Certain Relationships and Related Party Transactions—Other Transactions with Lennar.” Other than Lennar, no customer accounted for more than 10% of our revenue during the nine month period ended September 30, 2016 or during the years ended December 31, 2015 and 2014.

Factors That May Influence our Results of Operations

Fluctuations in the Economy and Market Conditions

Our results of operations are subject to various risks and fluctuations in value and demand, many of which are beyond our control. Our business could be impacted by, among other things, downturns in economic conditions at the national, regional or local levels, particularly where our communities are located, inflation and increases in interest rates, significant job losses and unemployment levels, and declines in consumer confidence and spending.

Supply and Demand for Residential and Commercial Properties

We generate most of our revenue from land sales, which are dependent on demand from homebuilders, commercial developers and commercial buyers, which is in turn dependent on the prices that homebuyers, commercial buyers and renters are expected to pay. In addition, sales of homesites typically include participation provisions that allow us to share in the profits realized by the homebuilders if the overall profitability of a block of homes exceeds an agreed-upon margin. Because our revenue is influenced by the prices that homebuyers and commercial buyers are willing to pay for homes or commercial buildings in our region, our results of operations may be influenced by, among other things, the overall supply and demand for housing and commercial properties, the prevailing interest rates for mortgages, and the availability of mortgage financing for residential and commercial developers and residential and commercial buyers.

Timing of Obtaining the Necessary Approvals to Begin Development

As a developer of real property in California, we are subject to numerous land use and environmental laws and regulations. Before we can begin developing our communities, we must obtain entitlements, permits and approvals. Depending upon the type of the approval being sought, we may also need to complete an environmental impact report, remediate environmental impacts or agree to finance or develop public infrastructure within the community, each of which would impose additional costs on us. In the event that we materially modify any of our existing entitlements, approvals or permits, we may also need to go through a discretionary approval process before the relevant governmental authority, or go through an additional or supplemental environmental review and certification process. See “Business and Properties—Legal Proceedings” for more information about litigation, including a decision of the California Supreme Court, that has delayed development, and increased development costs, at Newhall Ranch.

In addition, laws and regulations governing the approval processes provide third parties with the opportunity to challenge our entitlements, permits and approvals. The prospect of these third-party challenges creates additional uncertainty. Third-party challenges in the form of litigation can adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop, or result in the denial of our right to develop the particular community or development area in accordance with our current development plans. Furthermore, adverse decisions arising from any litigation can increase the cost or length of time to obtain ultimate approval of a project, if such approval is obtained at all, and can adversely affect the design, scope, plans and profitability of a project, which can negatively affect our financial condition and results of operations.

Financial Information

As a result of the formation transactions, our results of operations after May 2, 2016 are not comparable to our results of operations prior to that date because our results of operations prior to May 2, 2016 did not include the financial condition and results of operations of the San Francisco Venture and the management company, or our investment in the Great Park Venture. Consequently, our results of operations for the nine month period ended September 30, 2016 includes five months of results attributable to the San Francisco Venture and the management company, and to our investment in the Great Park Venture, but our results of operations for the nine month period ended September 30, 2015 does not include any results attributable to the San Francisco Venture, the management company or our investment in the Great Park Venture.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies are those applicable to the following:

Consolidation

The consolidated financial statements include the accounts of us and all subsidiaries in which we have a controlling interest and VIEs in which we are deemed to be the primary beneficiary. A VIE is an entity in which either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. We examine specific criteria and use our judgment when determining if we are the primary beneficiary of a VIE. Factors considered in determining whether we are the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE’s executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality between us and the other partner(s) and contracts to purchase assets from VIEs. Our consolidated financial statements include the consolidation of four VIEs, two of which were acquired in the formation transactions. The accounting policy relating to variable interest entities is a critical accounting policy because the determination of whether an entity is a VIE and, if so, whether we are primary beneficiary, may require us to exercise significant judgment.

Business Combinations

We account for businesses we acquire in accordance with ASC Topic 805, Business Combinations. This methodology requires that assets acquired and liabilities assumed be recorded at their respective fair values on the date of acquisition. Accordingly, we recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities and non-controlling interest in the acquiree, based on the fair value estimates as of the date of acquisition. Any excess of the purchase consideration over the net fair value of tangible and identified intangible assets acquired, less liabilities assumed, is recorded as goodwill. The costs of business acquisitions are expensed as incurred. These costs may include fees for accounting, legal, professional consulting and valuation specialists. Purchase price allocations may be preliminary and, during the measurement period, not to exceed one year from the date of acquisition, there may be changes in assumptions and estimates that result in adjustments to the fair values of assets acquired and liabilities assumed in the period the adjustments are determined. Contingent consideration assumed in a business combination is measured at fair value for each reporting period, and any change in the fair value, from either the passage of time or events occurring after the acquisition date, is recorded in the results of operations.

The estimated fair value of the acquired assets and assumed liabilities requires significant judgments by management. Based on the businesses that have been acquired, the most significant assets and liabilities requiring such judgments are inventories, intangible assets and related party liabilities.

For purposes of the formation transactions, the fair value of inventories was determined primarily by a discounted cash flow model. Projected cash flows are significantly affected by estimates of land sales prices, development costs and cost reimbursements. In forming such estimates, we make assumptions about market conditions that include the length of time and cost to complete the entitlements on our land, the cost of labor and materials to complete land development obligations, the type and size of homes and commercial buildings that will be built on our land and the associated costs of labor and materials to construct those homes and commercial buildings, and the sales price of homes to residents. In determining these assumptions, we utilize historical trends and data from past development projects in addition to internal and external market studies and trends, which generally include analysis of population growth and household formations, job and wage growth, mortgage interest rates, home prices and the supply, price and inflation rates of raw materials.

The fair value of intangible assets and the ultimate settlement amount of certain related party liabilities of the businesses acquired are a function of future financial results and thus highly dependent on the cash flows that result from the development and sales of the Company’s owned and managed communities as described above. For purposes of the formation transactions, the fair values of these assumed liabilities and our related party EB-5 reimbursement obligation were determined primarily by a discounted cash flow model. The determination of fair value also requires discounting the estimated cash flows at a rate that we believe a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams.

We believe that the accounting policy related to business combinations is a critical accounting policy because (1) assumptions inherent in the valuation of assets acquired and liabilities assumed are highly subjective and (2) the impact of recognizing the assets acquired and liabilities assumed is expected to be material to our consolidated financial statements upon the acquisition date and going forward, with a continued impact on cost of sales and interest expense. Because of changes in economic and market conditions and assumptions and estimates required of management in valuing the components of the business combination, actual results could differ materially from management’s assumptions and may require material inventory impairment charges to be recorded in the future.

Revenue Recognition

Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes and the collectability of any receivable is reasonably assured. When we have an obligation to complete development on sold property, we utilize the percentage-of-completion method of accounting to record revenues, deferred revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met.

A portion of capitalized inventory costs is allocated to individual parcels within a project using the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales prices of the project such that each parcel to be sold reflects the same gross profit margin. Since this method requires that we estimate the expected sales price for the entire project, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Estimated costs include direct costs to complete development on the sold property in addition to indirect costs and certain cost reimbursements for infrastructure and amenities that benefit the entire project. Significant assumptions used to estimate total costs include engineering and construction estimates for such inputs as unit quantities, unit costs, labor costs and development timelines. Reimbursements received are predominately funded from CFD bond issuances or other tax increment financing arrangements. The estimate of proceeds available from reimbursement financing arrangements is impacted by home sale absorption and assessed values, and market demand for CFD bond issuances. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

Some of our residential homesite sale agreements contain a profit participation provision whereby we receive from homebuilders a portion of the home sales prices after the builder has received an agreed-upon margin. If the project profitability falls short of the participation threshold, we receive no additional revenues or income and have no financial obligation to the builder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the profit participations have been collected or are reasonably assured of collection. We will defer revenue on amounts collected in advance of meeting the recognition criteria. Any profit participation provision is evaluated each period to determine the portion earned, which portion would then be included in land sales in the consolidated statements of operations. In addition, some residential homesite sale agreements contain a provision requiring the homebuilder to pay a marketing fee per residence sold, as a percentage of the home sale price. Marketing fees are recognized as revenue when collected.

In addition, we record management fee revenues over the period in which the services are performed, fees are determinable and collectability is reasonably assured. We record revenues from annual fees ratably over the contract period using the straight-line method. In some of our development management agreements, we receive additional compensation equal to the actual general and administrative costs incurred by our project team.

Included in operating properties revenues in the condensed consolidated statements of operations are revenues for our agriculture and energy operations and our golf club operation, Tournament Players Club at Valencia Golf Course.

We believe that the accounting policy related to revenue recognition is a critical accounting policy because of the significance of revenue, the complexity of estimates when utilizing the percentage-of-completion method and the significant degree of judgment in evaluating recognition criteria.

Impairment of Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in land development costs, significant decreases in the pace and pricing of home sales within our communities and surrounding areas and political and societal events that may negatively impact the local economy. For operating properties, impairment indicators may include significant increases in operating costs, decreased utilization and continued net operating losses. If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value. We generally estimate the fair value of our long-lived assets using a discounted cash flow model, through appraisals of the underlying property or a combination thereof.

Our projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs and other factors. For operating properties, our projected cash flows also include estimates and assumptions about the use and eventual disposition of such properties, including utilization, capital expenditures, operating expenses, and the amount of proceeds to be realized upon eventual disposition of such properties.

In determining these estimates and assumptions, we utilize historical trends from our past development projects, in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics and unemployment rates. Using all available information, we calculate our best estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate that we believe a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the asset’s projected life and development stage.

Inventories

Inventories primarily include land held for development and sale. Inventories are stated at cost, less reimbursements, unless the inventory within a community is determined to be impaired, in which case the impaired inventory would be written down to fair market value. Capitalized inventory costs include land, land development, real estate taxes and interest related to financing development and construction costs. Land development costs are further broken down to costs incurred to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewers, roads and bridges; and site costs, such as grading and amenities, to prepare the land for sale. Project litigation costs are charged to expense when incurred. Costs that cannot be clearly associated with the acquisition, development and construction of a real estate project or related selling expense are expensed as incurred. Certain public infrastructure project costs incurred by us are eligible for reimbursement, typically, from the proceeds of CFD bond debt, tax increment financing, state or federal grants or property tax assessments.

A portion of capitalized inventory costs is allocated to individual parcels within a project using the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales price of the project such that each parcel to be sold reflects the same gross profit margin. Since this method requires us to estimate the expected sales price for the entire project, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues and any changes in the estimated total cost of the project.

We believe that the accounting related to capitalization of inventory is a critical accounting policy because assumptions inherent in the determination of costs to be capitalized are subjective.

Investments in unconsolidated entities

For investments in entities that we do not control but over which we exercise significant influence, we use the equity method of accounting. Our judgment with regard to our level of influence or control of an entity involves consideration of various factors including the form of our ownership interest, our representation in the entity’s governance, our ability to participate in policy-making decisions and the rights of other investors to participate in the decision-making process to us as manager or to liquidate the entity. Investments accounted for under the equity method of accounting are recorded at cost and adjusted for our share in the earnings (losses) of the venture and cash contributions and distributions. Any difference between the carrying amount of the equity method investment on our balance sheet and the underlying equity in net assets on the entity’s balance sheet results in a basis difference which is adjusted as the related underlying assets are depreciated, amortized or sold and the liabilities are settled. We generally allocate income and loss from unconsolidated entities based on the venture’s distribution priorities, which may be different from its stated ownership percentage.

We evaluate the recoverability of our investment in unconsolidated entities by first reviewing each investment for any indicators of impairment. If indicators are present, we estimate the fair value of the investment. If the carrying value of the investment is greater than the estimated fair value, management makes an assessment of whether the impairment is “temporary” or “other-than-temporary”. In making this assessment, management considers (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the entity and (3) our intent and ability to retain our interest long enough for a recovery in market value. If management concludes that the impairment is “other than temporary,” we reduce the investment to its estimated fair value.

We believe that the accounting related to investments in unconsolidated entities is a critical accounting policy because (1) the impact of our share in our significant equity method investee is material to our financial statements and (2) we make significant estimates on the fair value of the investment to determine its recoverability.

Income Taxes

We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax-planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse effect or beneficial effect on our income tax provision and net income or loss in the period the determination is made. We recognize interest or penalties related to income tax matters in income tax expense.

Recently Issued Accounting Pronouncements and Developments

As described in the notes to our historical financial statements, new accounting pronouncements have been issued which are effective for the current year or subsequent years.

Results of Operations

The Company

Nine month periods ended September 30, 2016 and 2015

The following table summarizes our consolidated historical results of operations for the nine month periods ended September 30, 2016 and 2015.

	For the nine month period ended September 30,
	2016	2015
	(in thousands)
Statement of Operations Data
Revenues
Land sales	$4,741	$16,084
Land sales—related party	1,963	4,967
Operating properties	7,235	8,659
Management fee revenue—related party	8,900	—

Total revenues	22,839	29,710

Costs and expenses
Land sales	(843)	947
Operating properties	7,811	7,636
Selling, general and administrative	98,716	15,927
Management fees—related party	1,716	3,822

Total costs and expenses	107,400	28,332

Equity in loss from unconsolidated entity	(479)	—

(Loss) income before income tax benefit (provision)	(85,040)	1,378
Income tax benefit (provision)	4,456	(416)

Net (loss) income	(80,584)	962
Less net (loss) income attributable to noncontrolling interests	(50,405)	350

Net (loss) income attributable to the company	$(30,179)	$612

Nine month periods ended September 30, 2016 and 2015

Revenues. Revenues decreased by $6.9 million, or 23.1%, to $22.8 million for the nine month period ended September 30, 2016, from $29.7 million for the nine month period ended September 30, 2015. The decrease was primarily attributable to less deferred land sale revenue being recognized for the nine month period ended September 30, 2016 compared to the same period in 2015. Partially offsetting this decrease in deferred land sale revenue was an increase in revenues resulting from related party development management agreements acquired in the formation transactions. No homesites or commercial net acres closed escrow during the nine month periods ended September 30, 2016 and 2015.

Land sales costs. Land sales costs decreased by $1.8 million, or 189.0%, to a benefit of $0.8 million for the nine month period ended September 30, 2016, from a cost of $0.9 million for the nine month period ended September 30, 2015. As no homesites or commercial net acres closed escrow during the applicable period, the decrease was primarily attributable to less deferred land sale revenue being recognized, partially offset by decreases in estimates of costs to complete closed projects.

Selling, general and administrative. Selling, general and administrative expenses increased by $82.8 million, or 519.8%, to $98.7 million for the nine month period ended September 30, 2016, from $15.9 million for the nine month period ended September 30, 2015. This increase was primarily due to an increase in compensation expense for the nine month period ended September 30, 2016 as a result of share-based compensation expense of $23.4 million and bonus payments of $12.0 million incurred as part of the formation transactions. In addition, we incurred $35.8 million in additional general and administrative expenses, including payroll expenses, in the nine month period ended September 30, 2016 that were attributable to the acquired business operations of the management company and the San Francisco Venture. Legal and other professional expenses, primarily related to certain on-going legal matters, also increased by $9.0 million.

Management fees. Management fees decreased by $2.1 million, or 55.1%, to $1.7 million for the nine month period ended September 30, 2016, from $3.8 million for the nine month period ended September 30, 2015. This decrease was primarily due to the termination of our development management agreement for Newhall Ranch on May 2, 2016, as a result of the acquisition of the management company.

Equity in loss from unconsolidated entity. We acquired a 37.5% percentage interest in the Great Park Venture in connection with the formation transactions. From the acquisition date of May 2, 2016 through September 30, 2016, we recognized $0.5 million in equity losses for our investment in the Great Park Venture. Our proportionate share of the Great Park Venture’s losses of $25.0 million was offset by the net accretion of the acquisition date basis difference between the fair value and the historical carrying value of the Great Park Venture’s net assets. Net accretion for the period was mostly attributable to the Great Park Venture’s recognition of incentive compensation expense attributable to the amended and restated development management agreement and recognition of revenues that were deferred as of the acquisition date.

Income tax benefit. Income tax benefit increased by $4.9 million, or 1,171.2%, to a benefit of $4.5 million for the nine month period ended September 30, 2016, from an expense of $0.4 million for the nine month period ended September 30, 2015. The increase in income tax benefit was primarily attributable to an $86.4 million increase in pre-tax net loss to $85.0 million for the nine month period ended September 30, 2016, from $1.4 million of income for the nine month period ended September 30, 2015. This increase was partially offset by a lower effective tax rate of approximately 5% for the nine month period ended September 30, 2016 compared to a rate of approximately 30% for the nine month period ended September 30, 2015. Our effective tax rate for the nine month period ended September 30, 2016 declined by (1) 14% due to a decrease in Five Point’s ownership interest in the operating company and resulting reduced allocation of income or loss before income tax and (2) 11% due to an increase in our deferred tax asset valuation allowance of $9.0 million during the nine month period ended September 30, 2016 because we believe it is more likely than not that the net deferred tax asset at September 30, 2016 will not be realized.

Years Ended December 31, 2015 and 2014

The following table summarizes our consolidated historical results of operations for the years ended December 31, 2015 and 2014.

	For the year ended December 31,
	2015	2014
	(in thousands)
Statement of Operations Data
Revenues
Land sales	$17,229	$30,137
Land sales—related party	6,065	34,534
Operating properties	12,288	13,682

Total revenues	35,582	78,353

Costs and expenses
Land sales	(2,862)	7,529
Operating properties	10,161	9,470
Selling, general and administrative	27,542	21,827
Management fees—related party	5,109	4,858

Total costs and expenses	39,950	43,684

(Loss) income before income tax benefit (provision)	(4,368)	34,669
Income tax benefit (provision)	546	(9,173)

Net (loss) income	(3,822)	25,496
Less net (loss) income attributable to noncontrolling interests	(1,137)	9,000

Net (loss) income attributable to the company	$(2,685)	$16,496

Revenues. Revenues decreased by $42.8 million, or 54.6%, to $35.6 million for the year ended December 31, 2015, from $78.4 million for the year ended December 31, 2014. This decrease was primarily attributable to lower third party and related party land sale revenue as well as lower other land sale revenue. During the year ended December 31, 2014, 207 homesites and 0.5 commercial net acres closed escrow, but no homesites or commercial net acres closed escrow in the year ended December 31, 2015.

Land sales costs. Land sales costs decreased by $10.4 million, or 138.0%, to a gain of $2.9 million for the year ended December 31, 2015 from $7.5 million for the year ended December 31, 2014. The decrease is primarily due to changes in estimates of costs to complete closed projects and the absence of homesites or commercial net acreage closing escrow during the year ended December 31, 2015. During the year ended December 31, 2014, 207 homesites and 0.5 commercial net acres closed escrow.

Selling, general and administrative. Selling general and administrative expenses increased by $5.7 million, or 26.2%, to $27.5 million for the year ended December 31, 2015, from $21.8 million for the year ended December 31, 2014. This increase was primarily due to $6.3 million of offering costs incurred during the year ended December 31, 2015 related to our initial public offering. Since we suspended activities related to our initial public offering subsequent to December 31, 2015, we charged all of these costs to expense.

Management fees. Management fees increased by $0.3 million, or 5.2%, to $5.1 million for the year ended December 31, 2015, from $4.9 million for the year ended December 31, 2014.

Income tax provision. The income tax provision decreased by $9.7 million to a benefit of $0.5 million for the year ended December 31, 2015, from an expense of $9.2 million for the year ended December 31, 2014. This decrease was primarily attributable to a $39.1 million decrease in pre-tax income from pre-tax income of $34.7 million for the year ended December 31, 2014 to a pre-tax loss of $4.4 million for the year ended December 31, 2015. This decrease was also attributable to a lower effective tax rate of 12.5% for the year ended December 31, 2015 compared to an effective tax rate of 26.5% for the year ended December 31, 2014. The reduced effective tax rate primarily resulted from the expiration of certain unused capital loss carry forwards.

Segments

Our three reportable segments are Newhall, San Francisco and Great Park. Our Newhall segment includes operating results for the Newhall Ranch community, as well as results attributable to other land historically owned by FPL, including 16,000 acres in Ventura County, The Tournament Players Club at Valencia Golf Course, 500 acres of remnant commercial, residential and open space land in Los Angeles County and our community in Sacramento, California. Our San Francisco segment includes operating results for The San Francisco Shipyard and Candlestick Point community, as well as results attributable to the development management services that we provide to Lennar with respect to the Treasure Island and Concord communities. Our Great Park segment includes operating results for the Great Park Neighborhoods community and the management company, which provides development management services for the Great Park Neighborhoods.

Newhall Segment

Newhall Ranch consists of approximately 15,000 acres in one of the last growth corridors of northern Los Angeles County. Newhall Ranch is designed to include approximately 21,500 homesites and approximately 11.5 million square feet of commercial space within this community. Newhall Ranch is directly adjacent to our completed, award-winning Valencia master-planned community, where today approximately 20,000 households reside and approximately 60,000 people work.

On November 30, 2015, the Supreme Court of California issued a ruling under CEQA and other state statutes, which requires the CDFW to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of a certain fish species completed by CDFW in connection with approving the EIR for Newhall Ranch. The ruling also requires the County of Los Angeles to reassess its analyses and determinations related to greenhouse gas emissions in connection with the EIR and to reassess its previous related approvals. Although the Supreme Court’s ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our currently anticipated delivery dates (see “Business and Properties—Newhall Ranch—Development Status”), but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates and are likely to increase our development costs. We also are involved in related lawsuits regarding the approvals and permits that have been issued for the Mission Village and Landmark Village development areas within Newhall Ranch, which could result in similar impacts. We continue to assess when and under what circumstances we may begin infrastructure development at Newhall Ranch based on the status of these pending lawsuits. See “Business and Properties—Legal Proceedings.” For additional information about the status of development at Newhall Ranch, see “Business and Properties—Our Communities—Newhall Ranch—Development Status.”

Our Newhall segment also includes results attributable to other land historically owned by FPL. For additional information about these other properties, see “Business and Properties—Other Properties.”

Nine month periods ended September 30, 2016 and 2015

The following table summarizes the results of operations of our Newhall segment for the nine month periods ended September 30, 2016 and 2015.

	For the nine month period ended September 30,
	2016	2015
	(in thousands)
Statement of Operations Data
Revenues
Land sales	$4,741	$16,084
Land sales—related party	1,723	4,967
Operating properties	7,195	8,659

Total revenues	13,659	29,710

Costs and expenses
Land sales	(843)	947
Operating properties	7,811	7,636
Selling, general and administrative	25,997	15,927
Management fees—related party	1,716	3,822

Total costs and expenses	34,681	28,332

Segment (loss) profit	$(21,022)	$1,378

Revenues. Revenues decreased by $16.1 million, or 54.0%, to $13.7 million for the nine month period ended September 30, 2016, from $29.7 million for the nine month period ended September 30, 2015. The decrease was primarily attributable to less deferred land sale revenue being recognized for the nine month period ended September 30, 2016 compared to the same period in 2015. No homesites or commercial net acres closed escrow during the nine month periods ended September 30, 2016 and 2015.

Land sales costs. Land sales costs decreased by $1.8 million, or 189.0%, to a benefit of $0.8 million for the nine month period ended September 30, 2016, from a cost of $0.9 million for the nine month period ended September 30, 2015. As no homesites or commercial net acres closed escrow, the decrease was primarily attributable to less deferred land sale revenue being recognized and changes in estimates of costs to complete closed projects.

Selling, general and administrative. Selling general and administrative expenses increased by $10.1 million, or 63.2%, to $26.0 million for the nine month period ended September 30, 2016, from $15.9 million for the nine month period ended September 30, 2015. This increase was primarily due to increased legal expenses related to certain on-going legal matters.

Management fees. Management fees decreased by $2.1 million, or 55.1%, to $1.7 million for the nine month period ended September 30, 2016, from $3.8 million for the nine month period ended September 30, 2015. This decrease was primarily due to the termination of our development management agreement for Newhall Ranch on May 2, 2016 as a result of the acquisition of the management company.

San Francisco Segment

In the formation transactions, our subsidiary, the operating company, acquired a controlling interest in, and became the manager of, the San Francisco Venture. As a result, the San Francisco Venture, which is developing The San Francisco Shipyard and Candlestick Point, is now our consolidated subsidiary.

Located almost equidistant between downtown San Francisco and the San Francisco International Airport, The San Francisco Shipyard and Candlestick Point consists of approximately 800 acres of bayfront property in the City of San Francisco. The San Francisco Shipyard and Candlestick Point is designed to include approximately 12,000 homesites and approximately 4.1 million square feet of commercial space, making this community the largest development of its type in the history of San Francisco.

In 2013, prior to our acquisition, the San Francisco Venture commenced land development and began selling homes in April 2015. In November 2014, the San Francisco Venture also entered into a joint venture agreement with Macerich to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point.

The San Francisco Venture built the initial homes at The San Francisco Shipyard and Candlestick Point. As of May 2, 2016, the San Francisco Venture had sold 107 homes (including 9 affordable homes) and entered into contracts to sell 73 additional homes (including 11 affordable homes) for total aggregate consideration of approximately $118.2 million. On May 2, 2016, the San Francisco Venture transferred to the Lennar-CL Venture the Phase 1 Land, as well as all responsibility for current and future residential construction on the Phase 1 Land. See “Certain Relationships and Related Party Transactions—San Francisco Venture Transactions.” We are not entitled to any of the proceeds from future sales of homes on the Phase 1 Land. For additional information about the land that was transferred to the Lennar-CL Venture and the land that was retained by the San Francisco Venture, see “Business and Properties—The San Francisco Shipyard and Candlestick Point—Development Status.”

We have entered into an agreement with the Lennar-CL Venture pursuant to which the Lennar-CL Venture has agreed to transfer to us entitlements for at least 172 homesites and at least 70,000 square feet of retail space for use in the development of other portions of The San Francisco Shipyard and Candlestick Point. See “Certain Relationships and Related Party Transactions—Entitlement Transfer Agreement.”

At the San Francisco Shipyard and Candlestick Point, approximately 410 acres will not be conveyed until the U.S. Navy satisfactorily completes its finding of suitability to transfer process, which involves multiple levels of environmental and governmental investigation, analysis, review, comment and approval. Based on currently available information, we expect the parcels planned primarily for revenue-generating development to be delivered by the U.S. Navy in 2017 (approximately 90 acres) and 2018 (approximately 140 acres). Based on currently available information, we expect the remainder of the property, which is planned primarily for use as open space and parks, to be delivered in 2019 (approximately 50 acres) and 2022 (approximately 130 acres). It is possible that the finding of suitability to transfer process could delay or impede the scheduled transfer of these parcels, which would in turn delay or impede our future development of such parcels. For more information on the finding of suitability to transfer process, please see “Regulation—FOST Process.” For additional information about the status of development at The San Francisco Shipyard and Candlestick Point, see “Business and Properties—Our Communities—The San Francisco Shipyard and Candlestick Point—Development Status.”

We have entered into development management agreements to provide development management services with respect to the Treasure Island and Concord communities, in which related parties have interests. These agreements include a monthly base fee and, in some cases, include a reimbursement for defined project team costs. Our San Francisco segment includes results attributable to these agreements. For additional information about the development management agreements, see “Business and Properties—Development Management Services.”

Period from May 2, 2016 (date of formation transactions) to September 30, 2016

The following table summarizes the results of operations of our San Francisco segment for the period from May 2, 2016 to September 30, 2016.

Period from May 2, 2016 to September 30, 2016
(In Thousands)
Statement of Operations Data
Revenues
Land sales—related party	$240
Operating property revenue	40
Management fee revenue—related party	2,138

Total revenues	2,418

Costs and expenses
Selling, general, and administrative	11,336

Segment loss	(8,918)

Total revenues. The San Francisco Venture has entered into development management agreements to provide development management services with respect to the Treasure Island and Concord communities, in which related parties have interests. These development management agreements include a monthly base fee and, in some cases, a reimbursement obligation for defined project team costs. Total revenues for the period include $2.1 million for such related party management base fees and $0.2 million of builder marketing fees received from related parties.

Selling, general and administrative. Selling, general and administrative expenses were primarily comprised of employee related costs of $6.1 million and legal and professional fees, including marketing expense, of $3.1 million.

Great Park Segment

In the formation transactions, we acquired a 37.5% percentage interest in the Great Park Venture, and account for our investment using the equity method of accounting. At the same time, we also acquired all of the interests in the management company, an entity which performs development management services at Great Park Neighborhoods. Because we own and control the management company, we view financial information for the Great Park Venture in its entirety, and not just our equity interest in it. Our Great Park Neighborhoods segment consists of the operations of both the Great Park Venture and the management company.

Great Park Neighborhoods consists of approximately 2,100 acres in Orange County and is being built around the approximately 1,300 acre Orange County Great Park, a metropolitan public park that is under construction and, upon completion, will be nearly twice the size of New York’s Central Park. Great Park Neighborhoods is designed to include approximately 9,500 homesites and approximately 4.9 million square feet of commercial space.

The Great Park Venture sold the first homesites in April 2013 and, as of September 30, 2016, had sold 3,866 homesites (including 544 affordable homesites and 26 homesites that are subject to an exercised option and are expected to close in December 2016) and commercial land allowing for development of up to 2 million square feet of commercial (research and development) space for aggregate consideration of approximately $1.69 billion. For additional information about the status of development at Great Park Neighborhoods, see “Business and Properties—Our Communities—Great Park Neighborhoods—Development Status.”

Period from May 2, 2016 (date of formation transactions) to September 30, 2016

The following table summarizes the results of operations of our Great Park segment for the period from May 2, 2016 to September 30, 2016.

Period from May 2, 2016 to September 30, 2016
(in thousands)
Statement of Operations Data
Revenues
Land sales	$7,197
Land sales—related party	11,100
Management fee revenue—related party	6,762

25,059
Costs and expenses
Land sales	10,416
Selling, general and administrative	13,016
Management fees—related party	73,214

Total costs and expenses	96,646
Interest income	7,269

Segment loss	$(64,318)

Total revenues. No homesites or commercial acreage were sold subsequent to May 2, 2016, so both third party and related party land sales revenue are primarily attributable to the recognition of deferred land sale revenue and the remainder is primarily comprised of $2.4 million of builder marketing fees. As part of the acquisition of the management company, we assumed an agreement to provide development management services to the Great Park Venture. This agreement provides for us to receive a base management fee, reimbursement for certain defined project team costs and the right to receive certain defined incentive compensation upon the achievement of certain milestones. Related party management fee revenue includes amounts for both the base fee and the project team reimbursements as well as amounts for incentive compensation earned after May 2, 2016.

Land sales costs. Cost of land sales was attributable to recognition of deferred revenue.

Selling, general and administrative. Selling, general and administrative expenses are comprised of $5.3 million for marketing related costs and project team costs and rent. Management fees are comprised of $70.7 million of incentive compensation, of which $57.9 million related to the management company and $12.8 million related to the Great Park Venture’s commercial sub-manager, and $2.5 million of base fee management expense.

Interest income. Interest income was primarily comprised of interest earned on a note receivable provided as part of a related party homesite sale that closed escrow prior to May 2, 2016. The note receivable was collected in full on December 5, 2016.

The table below reconciles the Great Park segment results to the equity in loss from unconsolidated entity reflected in the consolidated statement of operations for the period from May 2, 2016 to September 30, 2016.

Period from May 2, 2016 to September 30, 2016
(in thousands)
Segment net loss from operations	$(64,318)
Net income of management company	2,814

Net loss of Great Park Venture	(67,132)

The Company’s share of net loss	(25,175)
Basis difference accretion	24,696

Equity in loss in Great Park Venture	$(479)

Liquidity and Capital Resources

As of September 30, 2016, we had $90.4 million of consolidated cash and cash equivalents. Our short-term liquidity needs consist primarily of operating expenses and development expenditures. The development stages of our master-planned communities continue to require significant cash outlays. Cash flows from operating activities are expected to vary significantly as revenues are primarily generated by land sales. However, we expect to meet our short-term liquidity requirements with available cash, cash flows from our communities and reimbursements from public financing, including CFDs, tax increment financing and local, state and federal grants. In addition, we expect to receive an additional capital contribution of $60 million from the prior owners of the San Francisco Venture, affiliates of Lennar and Castlelake, in early 2017. We may also receive additional cash pursuant to our share purchase agreement with Lennar, under which we may require Lennar to use the proceeds of distributions that it receives with respect to its legacy interests in the Great Park Venture (and related interests that it retained in the management company), to purchase, from time to time, either our Class A common shares or Class A units of our operating company. We anticipate that these capital resources will be sufficient to meet our liquidity requirements for at least the next 12 months.

Our long-term liquidity needs relate primarily to future development expenditures, and vertical construction costs for commercial and multi-family properties that we may retain for our income-producing portfolio. We budget our cash development costs on an annual basis. Budgeted amounts are expected to be funded through a combination of available cash, cash flows from our communities and reimbursements from public financing, including CFDs, tax increment financing and local, state and federal grants. Budgeted amounts are subject to change due to delays in construction or regulatory approvals, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

Taking into account the net proceeds of this offering, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we may experience cost increases, our plans may change or circumstances may arise that result in our needing additional capital to execute our development plan. In addition, the level of capital expenditures in any given year may vary due to, among other things, the number of communities or neighborhoods under development and the number of planned deliveries, which may vary based on market conditions. We may seek to raise additional capital by accessing the debt or equity capital markets or with one or more revolving or term loan facilities or other public or private financing alternatives. These financings may not be available on attractive terms, or at all.

Indebtedness

The following table sets forth certain information with respect to our outstanding indebtedness as of September 30, 2016:

Indebtedness	Principal Balance (1)	Fixed / Floating Rate	Effective Annual Interest Rate	Estimated Principal Balance at Maturity (1)	Maturity Date
Settlement note (2)	$4,131	Fixed	12.8%	$5,000	2018	(2)
Macerich note (3)	$65,130	Floating	LIBOR +2.00%	$65,130	2018	(3)

(1)	Amounts in thousands.
(2)	The settlement note represents the settlement of an April 2011 third party dispute related to a land sale in which the Company issued a $12.5 million non-interest-bearing promissory note. At issuance, the Company recorded a discount on the face value of the promissory note based on an imputed interest rate of approximately 12.8%. Amortization expense of this discount is capitalized to the Company’s inventory each period. During the nine month periods ended September 30, 2016 and 2015, the Company capitalized amortization expense of $0.6 million and $0.7 million, respectively. The Company made a $5.0 million principal payment in April 2016 and as of September 30, 2016, the settlement note has one remaining principal payment of $5.0 million due April 2018. The settlement note is secured by certain real estate assets of the Company with a carrying value of approximately $24.1 million and $23.3 million, at September 30, 2016 and December 31, 2015, respectively.
(3)	The promissory note will mature on December 31, 2018 if it has not yet been contributed to our joint venture with Macerich. In addition, the promissory note will automatically mature 30 days after termination of the related development and acquisition agreement, which can be terminated by Macerich if we fail to achieve certain milestones, including our conveyance of the underlying land, by December 31, 2017.

Tax Receivable Agreement

Simultaneously with the completion of formation transactions, we entered into a tax receivable agreement with the holders of Class A units of the operating company and the holders of Class A units of the San Francisco Venture. The tax receivable agreement provides for payments by us to such investors or their successors in aggregate amounts equal to 85% of the cash savings, if any, in income tax that we realize as a result of (a) increases in tax basis that are attributable to exchanges of Class A units of the operating company for our Class A common shares or cash or certain other taxable acquisitions of equity interests by the Company, (b) allocations that result from the application of the principles of Section 704(c) of the Code and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement.

Summary of Cash Flows

The following table outlines the primary components of our cash flows (in thousands):

	For the nine-month period ended September 30		For the year ended December 31
	2016	2015	2015	2014
Operating activities	$(87,940)	$(15,403)	$(41,373)	$(24,751)
Investing activities	74,313	6,045	4,388	12,692
Financing activities	(4,662)	(4,749)	(6,579)	(2,500)

Cash Flows from Operating Activities. Cash flows from operating activities are primarily comprised of cash inflows from land sales offset by cash outlays for land development costs, employee compensation, management fees and selling, general administration costs. Our operating cash flows vary significantly each year due to the timing of land sales and the development efforts related to our master-planned communities.

Net cash used in operating activities increased $72.5 million for the nine month period ended September 30, 2016 compared to the nine month period ended September 30, 2015 due to:

•	a $12.1 million increase in land development costs, net of cost of sales, including entitlement costs on real estate inventory;

•	$12.0 million in employee bonus compensation payments made in connection with the formation transactions;

•	a $19.5 million decrease in net proceeds received from CFD reimbursements; and

•	additional cash used for development management fees and selling, general and administrative costs, particularly following the formation transactions.

Net cash used in operating activities increased $16.6 million for the year ended December 31, 2015 compared to the prior year due to:

•	a $27.2 million decrease in land sale cash proceeds as no homesites or commercial acreage closed escrow; and

•	receipt of $18.5 million of proceeds from CFD reimbursements.

Cash Flows from Investing Activities. Net cash provided by investing activities was $74.3 million for the nine month period ended September 30, 2016, an increase of $68.3 million compared with net cash provided by investing activities of $6.0 million for the nine month period ended September 30, 2015.

For the nine month period ended September 30, 2016, we received $25.0 million from the maturity of investments, $3.2 million in connection with the formation transactions and $60.0 million from the first and second installments of the capital contribution provided by the prior owners of the San Francisco Venture. Partially offsetting this, we paid a related party $14.6 million in connection with the separation agreement at the San Francisco Venture. For the nine month period ended September 30, 2015, we received $43.0 million from the maturity of investments, of which $37.5 million was reinvested in fixed income investments.

Net cash provided by investing activities was $4.4 million for the year ended December 31, 2015, a decrease of $8.3 million compared with net cash provided by investing activities of $12.7 million for the year ended December 31, 2014. For the year ended December 31, 2015, net cash provided by investing activities primarily related to $43.0 million in proceeds from the maturity of investments, of which $37.5 million was reinvested in fixed income investments. For the year ended December 31, 2014, cash provided by investing activities primarily related to $48.6 million in proceeds from the maturity of investments, of which $37.5 million was reinvested in fixed income investments.

Cash Flows from Financing Activities. Cash used in financing activities was $4.7 million for the nine month period ended September 30, 2016, which represents no change compared to the nine month period ended September 30, 2015. Cash used during the nine month period ended September 30, 2016 was primarily related to a $5.0 million principal payment on a promissory note, partially offset by $0.5 million in proceeds received from the sale of Class B common shares in connection with the formation transactions. For the nine month period ended September 30, 2015, we used $4.7 million in cash for equity offering costs related to our planned initial public offering.

Cash flows used in financing activities of $6.6 million for the year ended December 31, 2015 were primarily attributable to costs of our proposed public offering. Cash flows provided by financing activities of $2.5 million for the year ended December 31, 2014 were the result of a principal payment on a promissory note.

Fixed-Term Contractual Obligations

The following table aggregates our contractual obligations and commitments as of September 30, 2016:

	Payment due by period
	(in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Company
Operating lease obligations	$10,765	$2,926	$6,060	$1,686	$93
Interchange funding agreement (1)	23,800	23,800	—	—	—
Water purchase agreement (2)	38,680	1,157	2,427	2,588	32,508
Settlement Note	5,000	—	5,000	—	—
Related party EB-5 loan reimbursements (3)	116,908	4,211	40,713	71,984	—

Total	$195,153	$32,094	$54,200	$76,258	$32,601

(1)	On January 4, 2012, we entered into an agreement with Los Angeles County pursuant to which we agreed to finance construction costs of an interchange project that Los Angeles County is administering. The interchange project is a critical infrastructure project that will benefit Newhall Ranch. Under the agreement, we have committed to pay the remainder of the actual construction costs, up to $23.8 million, in 2017.
(2)	We are subject to a water purchase agreement requiring annual payments in exchange for the delivery of water for our exclusive use. The agreement has an initial 35-year term, which expires in 2039, with an option for a second 35-year term.
(3)	Beginning in October 2013, certain subsidiaries of the San Francisco Venture entered into EB-5 Program loan agreements with lenders that are authorized by the United States Citizenship and Immigration Services to raise capital from foreign nationals who seek to obtain permanent residency in the United States. On May 2, 2016, in connection with the San Francisco Venture transactions, the Lennar-CL Venture assumed the EB-5 loan liabilities, and the San Francisco Venture entered into reimbursement agreements pursuant which it agreed to reimburse the Lennar-CL Venture for a portion of the EB-5 loan liabilities and related interest. The amounts set forth in the above table include interest based on the weighted average interest rate of 4.1%.

Other Contractual Obligations

The following contractual obligation payments are not included in the table above due to the contingent nature and timing of the payment obligations. Unless otherwise stated, all of the below contractual obligation payments are as of September 30, 2016.

Our promissory note issued to an affiliate of Macerich in the amount of $65.1 million will mature on December 31, 2018 unless it has been contributed to our joint venture with Macerich. The Macerich note is only due and payable in the event of a termination of the joint venture. Therefore, the note is not included in the table above because we deem the possibility of repayment remote.

We are obligated to make aggregate payments of approximately $26.0 million related to the completion of development activities associated with prior land sales, which payments become due upon the occurrence of certain events and the completion of specified development work.

We have future payments for contributions related to our defined pension plan, which we estimate will include contributions of $0.4 million over the next twelve months.

We have $7.8 million of initiation fee refund obligations for our golf operations. Each initiation fee generally is fully refundable 30 years from the date a member joins the golf club or upon resignation when certain conditions are met as outlined in the membership agreement.

We are committed under various letters of credit (“LOCs”) to perform certain development activities and provide certain guarantees in the normal course of business. Outstanding LOCs, excluding those described below, totaled $2.2 million and $3.8 million at September 30, 2016 and December 31, 2015, respectively. These LOCs are secured by restricted cash and certificates of deposit.

As required by the disposition and development agreements (the “DDAs”) between the San Francisco Venture and the San Francisco Agency, the San Francisco Venture has given guarantees to the San Francisco Agency, limited to a maximum of $5.0 million. Pursuant to the DDAs, the San Francisco Venture provided the San Francisco Agency with a guaranty of infrastructure obligations with a maximum obligation of $21.4 million in April 2014, and an additional guaranty of infrastructure obligations was made with a maximum obligation of $8.1 million in March 2016.

On March 5, 2015, the loan closing for Phase 1 and Phase 2 of the Alice Griffith Improvement Project (the “Griffith Project”) occurred. The Griffith Project is comprised of 504 units, 256 of which will be replacement units for the existing Alice Griffith affordable residential project and 248 of which will be new affordable housing to be constructed by the San Francisco Agency. Phase 1 and Phase 2 of the Griffith Project include 114 replacement units and 70 new affordable units. In connection with this closing, the following occurred:

•	The San Francisco Venture issued two LOCs totaling $11.5 million, which represent the San Francisco Venture’s share of cost overruns on the Griffith Project pursuant to the Phase 2 DDA. The LOCs will expire no later than March 3, 2017. The San Francisco Venture will be obligated to make payments totaling $11.5 million in order to convert construction financing to permanent financing when Phases 1 and 2 of the Griffith Project are completed by the third party affordable housing developer. The completion date for Phases 1 and 2 of the Griffith Project is estimated to be January 2017.

•	The San Francisco Venture agreed to complete the supporting infrastructure serving Phases 1 and 2 of the Griffith Project by the time Phases 1 and 2 of the Griffith Project are complete. To compensate the San Francisco Venture for a portion of the cost of such infrastructure work, Alice Griffith Phase 1, L.P. (“AG Phase 1 Developer”) and Alice Griffith Phase 2, L.P. (“AG Phase 2 Developer”) issued to the San Francisco Venture notes totaling $8.1 million (the “Supporting Infrastructure Payments”). The notes bear interest at 2.45% and are due 57 years from issuance. Pursuant to an agreement with the San Francisco Agency, the San Francisco Venture intends to assign these notes to the San Francisco Agency prior to the completion dates for Phase 1 or Phase 2 of the Griffith Project.

•	The Supporting Infrastructure Payments by AG Phase 1 Developer and AG Phase 2 Developer are projected to be included in the basis of Phase 1 and Phase 2 of the Griffith Project for purposes of determining the tax credits that AG Phase 1 Developer and AG Phase 2 Developer are projected to receive for Phase 1 and Phase 2 of the Griffith Project. Under the partnership agreements of AG Phase 1 Developer and AG Phase 2 Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for Phase 1 or Phase 2 of the Griffith Project are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the San Francisco Venture agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $3.0 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. The Agency has provided an indemnity to the San Francisco Venture for 38% of such loss. The San Francisco Venture does not expect it will be required to make any payments under the indemnity; therefore, no related liabilities are included in the accompanying unaudited consolidated balance sheets as of September 30, 2016.

On February 26, 2016, the loan closing for Phases 3A and 3B of the Griffith Project occurred. Phases 3A and 3B of the Griffith Project include 93 replacement units and 29 new affordable units. In connection with this closing, the following occurred:

•	The San Francisco Venture agreed to complete the supporting infrastructure serving Phases 3A and 3B of the Griffith Project by the time Phases 3A and 3B of the Griffith Project are complete. To compensate the San Francisco Venture for a portion of the cost of such infrastructure work, Alice Griffith Phase 3A, L.P. (“AG Phase 3A Developer”) and Alice Griffith Phase 3B, L.P. (“AG Phase 3B Developer”) issued to the San Francisco Venture notes totaling $5.7 million. The notes bear interest at 2.75% and are due 57 years from issuance. Pursuant to an agreement with the San Francisco Agency, the San Francisco Venture intends to assign these notes to the San Francisco Agency prior to the completion dates for Phases 3A and 3B of the Griffith Project.

•	The Supporting Infrastructure Payments by AG Phase 3A Developer and AG Phase 3B Developer are projected to be included in the basis of Phase 3A and 3B of the Griffith Project for purposes of determining the tax credits that AG Phase 3A Developer and AG Phase 3B Developer are projected to receive for Phase 3A and Phase 3B of the Griffith Project. Under the partnership agreements of AG Phase 3A Developer and AG Phase 3B Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for Phase 3A or Phase 3B of the Griffith Project are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the San Francisco Venture agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $1.7 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. The Agency has provided an indemnity for up to 24% of such loss, subject to certain caps. The San Francisco Venture does not expect it will be required to make any payments under the indemnity and, therefore, no related liabilities are included in the accompanying unaudited consolidated balance sheets as of September 30, 2016.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of September 30, 2016.

Seasonality

Our business and results of operations are not materially impacted by seasonality.

Inflation

Inflation poses a risk to our business due to the possibility that higher prices would increase our development expenditures. In particular, our development expenditures are influenced by the price of oil, which is used in our development activities, including grading and paving roads. However, inflation can also indirectly improve our revenues by increasing the amount that homebuyers and commercial buyers are willing to pay for newly constructed homes and commercial buildings, which in turn, increases the amount that homebuilders and commercial developers are willing to pay for our residential and commercial lots. In addition, because sales of homesites typically include participation provisions that allow us to share in the profits realized by the homebuilders if the overall profitability of a block of homes exceeds an agreed-upon margin, we may be able to receive additional benefit in the event of inflation.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relative to financial instruments are dependent upon prevailing market interest rates.

Our primary market risk results from our indebtedness, which bears interest at both fixed and floating rates. Although we do not currently do so, we may in the future manage our market risk on floating rate debt by entering into swap arrangements to in effect fix the rate on all or a portion of the debt for varying periods up to maturity. This would, in turn, reduce the risks of variability of cash flows created by floating rate debt and mitigate the risk of increases in interest rates. Our objective when undertaking such arrangements would be to reduce our floating rate exposure, as we do not plan to enter into hedging arrangements for speculative purposes.

As of September 30, 2016, we had outstanding consolidated indebtedness of $69.3 million, $65.1 million of which bears interest based on floating interest rates. If the relevant rates used to determine the interest rates on this floating rate indebtedness were to increase (or decrease) by 100 basis points, the interest expense would increase (or decrease) by approximately $0.7 million annually.

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments.

BUSINESS AND PROPERTIES

We are the largest owner and developer of mixed-use, master-planned communities in coastal California, based on the total number of residential homesites permitted to be built under existing entitled zoning. Our three existing communities have the general plan and zoning approvals necessary for the construction of thousands of homesites and millions of square feet of commercial space, and represent a significant portion of the real estate available for development in three of the most dynamic and supply constrained markets along the California coast—Los Angeles County, San Francisco County and Orange County. These markets exhibit strong long-term housing demand fundamentals, including population and employment growth, coupled with constrained supply of residential land as a result of entitlement challenges and land availability.

We are developing new, vibrant and sustainable communities that, in addition to homesites, include commercial, retail, educational and recreational elements, as well as civic areas, parks and open spaces. We are the initial developer of our three communities that are designed to include approximately 40,000 residential homes and approximately 20 million square feet of commercial space over a period of more than 10 years. Our three mixed-use, master-planned communities are:

•	Newhall Ranch: Newhall Ranch consists of approximately 15,000 acres in one of the last growth corridors of northern Los Angeles County. Newhall Ranch is designed to include approximately 21,500 homesites and approximately 11.5 million square feet of commercial space within this community. Newhall Ranch is directly adjacent to our completed, award-winning Valencia master-planned community, where today approximately 20,000 households reside and approximately 60,000 people work.

•	The San Francisco Shipyard and Candlestick Point: Located almost equidistant between downtown San Francisco and the San Francisco International Airport, The San Francisco Shipyard and Candlestick Point consists of approximately 800 acres of bayfront property in the City of San Francisco. The San Francisco Shipyard and Candlestick Point is designed to include approximately 12,000 homesites and approximately 4.1 million square feet of commercial space. The San Francisco Venture commenced land development in 2013, and the first homes were sold in April 2015. In November 2014, the San Francisco Venture entered into a joint venture agreement with Macerich to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point.

•	Great Park Neighborhoods: Great Park Neighborhoods consists of approximately 2,100 acres in Orange County, California, and is being built around the approximately 1,300 acre Orange County Great Park, a metropolitan public park that is under construction and, upon completion, will be nearly twice the size of New York’s Central Park. Great Park Neighborhoods is designed to include approximately 9,500 homesites and approximately 4.9 million square feet of commercial space. The Great Park Venture sold the first homesites in April 2013. As of September 30, 2016, the Great Park Venture had sold 3,866 homesites (including 544 affordable homesites and 26 homesites that are subject to an option agreement expected to close in December 2016) and commercial land allowing for development of up to 2 million square feet of commercial (research and development) space for aggregate consideration of approximately $1.69 billion.

The scale and positioning of our communities allow us to engage in long-term development, providing numerous opportunities for us to add value for the ultimate residential buyers and commercial owners. In addition, our development activities benefit from our strong relationships and extensive experience working with federal, state and local government agencies and other local constituents to create economically vibrant communities. Our communities promote quality living, with a focus on active lifestyles, diverse populations and an optimal mix of housing and commercial development and employment opportunities.

Our management team has an expansive planning and development skill set, including expertise in managing public-private partnerships and navigating the difficult and complicated entitlement process in

California. Key members of our management team have worked together for 10 to 25 years and have overseen the development of our communities from inception. Prior to the formation of the management company in 2009, our management team was an integral part of the team responsible for developing and implementing land strategies on the west coast for Lennar, one of the nation’s largest homebuilders. The collective experience of our team is a key factor in our ability to design and successfully execute the development plans for our communities, and to make new opportunistic investments. Since 2009, our management team has obtained vested tentative tract maps for over 17,000 homesites in our communities. See “—Our Communities—Development Status” below for more information regarding the status of our communities’ entitlements.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Attractive Locations in Desirable and Supply Constrained California Coastal Markets

Our three communities are located in Los Angeles County, San Francisco County and Orange County, each of which exhibits favorable economic, demographic and employment trends, which are expected to continue to drive future housing demand. All three markets have exhibited strong employment growth, driven in part by exposure to technology sector investment and the Asia-Pacific trade corridor, as evidenced by the ratio of number of jobs added to number of homebuilding permits issued. In 2015, the employment growth-to-homebuilding permits issued ratios were 3.7, 8.8 and 4.4 for Los Angeles County, Bay Area Counties and Orange County, respectively. According to JBREC, household growth is expected to remain a key demand driver through 2017 due to continued population and employment growth. Los Angeles County, the Bay Area Counties and Orange County are expected to experience average annual household growth within a range of 22,500— 27,600 households, 7,000—7,900 households and 11,100—11,700 households, respectively, through 2018. All three markets are also seeing strong demand for commercial space, as evidenced by vacancy rates for office properties declining to 13.7%, 6.7% and 10.8% in Los Angeles County, the Bay Area Counties and Orange County, respectively, in the third quarter of 2016. These factors, among others, should continue to drive housing and commercial demand in the coastal California markets where our communities are located. Furthermore, the limited supply of land available for development in these markets, and the difficult, time consuming and expensive process to obtain new entitlements in California, act as high barriers to entry for competition.

Significant Scale with Favorable Zoning and Entitlements

We believe that our scale, as measured by entitled residential and commercial land, uniquely positions us within the real estate industry on the west coast. We own, or have the right to acquire, substantially all of the undeveloped land in all three of our communities where we are entitled to build approximately 40,000 residential homes and 20 million square feet of commercial space, which makes us the largest owner and developer of mixed-use, master-planned communities in coastal California. Our existing general plan and zoning approvals give us varying degrees of flexibility in determining the types of homes and commercial buildings that will be constructed, as well as the location of such buildings in different development areas within our communities. As a result, we are able to modify our planning in response to changing economic conditions, consumer preferences and other factors.

Experienced and Proven Leadership

Our Chairman and Chief Executive Officer, Mr. Haddad, has worked in the real estate development industry for over 30 years, including as the Chief Investment Officer of Lennar, one of the nation’s largest homebuilders, where he was responsible for land strategy, real estate investments and asset management on the west coast. He is regarded nationally as a leading land expert and a skillful negotiator of complex transactions with competing priorities. Along with Mr. Haddad, key members of our management team, including Mr. Higgins, Mr. White, Ms. Jochim, Mr. McWilliams and Mr. Bonner, along with senior members of the project teams, have worked together for 10 to 25 years on several coastal California communities, including Stevenson Ranch (in Los Angeles County), Windemere (in Contra Costa County) and Coto de Caza (in Orange County), and the acquisition, entitlement, planning and development of all three of our communities. The collective experience of our team is wide-ranging and includes community development, urban and infill redevelopment and military base reuse, enabling us to manage complex entitlements and long-term development projects, and to make new opportunistic investments. We also have demonstrated an ability to successfully re-allocate our management resources as large-scale projects progress. For example, in 2005, our Regional President—Southern California, Mr. McWilliams, was relocated from San Francisco to lead Newhall Ranch, and our Executive Vice President, Ms. Jochim, was promoted to lead the San Francisco East Bay, while our Regional President—Northern California, Mr. Bonner, was promoted to head The San Francisco Shipyard and Candlestick Point. In 2006, Ms. Jochim moved to Orange County to oversee Great Park Neighborhoods.

Expertise in Partnering with Governmental Entities

Our management team has worked with governmental entities on the development of mixed-use, master-planned communities for over 25 years. Our longstanding community relationships and experience help us understand public policy objectives, navigate the complex entitlement process and develop innovative plans that satisfy a wide range of stakeholder objectives. Our commitment to partnering with governmental entities is exemplified by our participation on various boards, committees and councils. For example, Mr. McWilliams serves as Chairman of the Southern California Association of Governments, which has members from 191 cities and six counties, Mr. Bonner serves on the board of the Bay Area Council, which drives implementation of strategic policy solutions through political, business and civic leadership, and Ms. Jochim is on the board of the Orange County Business Council. Mr. Haddad has been a part of international delegations and has been a business delegate on the Governor of California’s gubernatorial trade mission to China. Our completed communities provide major public benefits and we are in the process of developing approximately 6,000 units of affordable housing and approximately 11,000 acres of open space, including habitats and wildlife corridors, within our three current communities. We will also continue making significant investments in the development of public infrastructure within our communities, including schools and parks. An independent economic research and consulting firm has estimated that our three current communities will generate approximately 288,000 jobs during construction, $2.1 billion in state and local tax revenues, $21 billion in labor income and $54.7 billion in economic activity.

Fully Funded Development Program

Taking into account the net proceeds of this offering, we expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. Our communities are at different stages in the development cycle, requiring different levels of capital investment and providing different levels of operating cash flow. As a result, we expect the cash flows from our communities to provide a substantial portion of the capital needed to fund our expenditures. With limited availability of financing for land development, our strong financial position gives us an advantage over potential competitors.

Our Business

We are primarily engaged in the business of planning and developing our three mixed-use, master-planned communities, and our principal source of revenue is the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also retain a portion of the commercial and multi-family properties in our communities as income-producing assets.

Our planning and development process involves the following components:

Master Planning. We design all aspects of our communities, creating highly desirable places to live, work, shop and enjoy an active lifestyle. Our designs include a wide range of amenities, such as high quality schools, parks and recreational areas, entertainment venues and walking and biking trails. Each community is comprised of several villages or neighborhoods, each of which offers a range of housing types, sizes and prices. In addition to the master land planning we undertake for each community, we typically create the floorplans and elevations for each home, as well as the landscape design for each neighborhood, considering each neighborhood’s individual character within the context of the overall plan for the community. For the commercial aspects of our communities, we look for commercial enterprises that will best add value to the community by providing needed services, additional amenities or local jobs. In designing the overall program at each community, we consider the appropriate balance of housing and employment opportunities, access to transportation, resource conservation and enhanced public open spaces and wildlife habitats. We continually evaluate our plans for each community, and make adjustments that we deem appropriate based on changes in local economic factors and other market dynamics.

Entitlements. We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder. Although we have general plan and zoning approvals for our communities, individual development areas within our communities are at various stages of planning and development and have received different levels of discretionary entitlements and approvals. For additional information about the status of each development area within our communities, see “—Our Communities—Development Status” below.

Horizontal Development (Infrastructure). We refer to the process of preparing the land for construction of homes or commercial buildings as “horizontal development.” This involves significant investments in a community’s infrastructure and common improvements, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare residential and commercial lots for vertical development.

Land Sales. After horizontal development for a given phase or parcel is completed, graded lots are typically sold to homebuilders, commercial builders or commercial buyers. We typically sell homesites to a diverse group of high-quality homebuilders in a competitive process, although in some cases we may negotiate directly with a single homebuilder. In addition to the base purchase price, our residential land sales typically involve participation provisions that allow us to share in the profits realized by the homebuilders. We sell commercial lots to developers through a competitive process or negotiate directly with the buyer. We also regularly assess our development plan and may retain a portion of the commercial and multi-family properties within our communities as income-producing assets.

Vertical Development (Construction). We refer to the process of building structures (buildings or houses) and preparing them for occupancy as “vertical development.” Single-family residences in our communities are built by third-party homebuilders. Commercial buildings in our communities are usually built by a third-party developer or the buyer. For commercial or multi-family properties that we retain, we may construct the building ourselves, or enter into a joint venture with an established developer to construct a particular property (such as a retail development).

Community Programming. Our community building efforts go beyond development and construction. We offer numerous community events, including music, food and art festivals, outdoor movies, educational programs, health and wellness programs, gardening lessons, cooking lessons, food truck events, bike tours and various holiday festivities. For example, at Great Park Neighborhoods, we held a pumpkin carving event that set an official Guinness World Record for the longest line of carved pumpkins. We plan and program all of our events with a goal of building a community that transcends the physical features of our development and connects neighbors through their interests. We believe community building efforts create loyal residents that can become repeat customers within our multi-generational communities.

Sequencing. In order to balance the timing of our revenues and expenditures, we typically sequence the development of individual neighborhoods or villages within our communities. As a result, many of the master planning, entitlement, development, sales and other activities described above may occur at the same time in different locations within a single community. Further, depending on the specific plans for each community, we may vary the timing of certain of these phases. Throughout this process, we continually analyze each community relative to its market to determine which portions to sell, which portions to build and then sell, and which portions to retain as part of our portfolio of commercial and multi-family properties.

Our Business Strategy

We are engaged in the business of planning and developing our three mixed-use, master-planned communities. In order to maximize the value of these communities, we intend to:

•	actively manage the entitlement, design and development of our communities;

•	maximize revenue from the sale or use of residential and commercial land; and

•	build our own portfolio of income-producing commercial and multi-family properties.

This business strategy includes the following elements:

Create Active and Connected Communities

We design all aspects of our communities with a view to creating highly desirable places to live, work, shop and enjoy an active lifestyle, and are thereby able to distinguish our communities. Our designs include a wide range of amenities that support activity and connectivity, such as high quality schools, parks and recreational areas, entertainment venues, abundant sidewalks and extensive walking and biking trails. We emphasize lively neighborhoods and the creation of quality public spaces that enhance a vibrant social life. For example, our recreation centers are part of central community hubs that have swimming pools, fitness facilities, indoor/outdoor kitchen and dining areas, sport courts, community rooms, community greenhouses and other community services.

Utilize Residential Product Segmentation to Optimize the Pace of Sales

We offer a range of housing types, sizes and prices in neighborhoods within our communities, which are intended to appeal to different segments of homebuyers across a wide range of life phases. We believe our segmentation approach optimizes the pace of homesite sales, which we refer to as “absorption,” and the pricing of homes within our communities because the different product types being sold at any one time are not directly competitive with each other. It also enhances the character of the neighborhoods within our communities, attracting residents of diverse ages and incomes. Within the scope of our existing entitlements, we have the ability to modify the types of homes offered within our communities, and intend to do so as we deem appropriate to optimize absorption rates and land values.

Adjust Neighborhood Composition to Respond to Changing Economic Circumstances

Our master planning is a dynamic process throughout the life cycle of each of our communities. We continually evaluate our plans for each community, and make adjustments based on local economic factors and other market dynamics in order to maximize the value of our underlying land. In addition to changing the types of housing offered, we may offer new amenities, modify the types of commercial development that we undertake or change the particular uses of land parcels within different development areas of a single community. We also manage the timing of our land sales based on market conditions in order to maximize the long-term value of our communities.

Develop an Income-Producing Portfolio

We regularly assess our development plan and may retain a portion of the commercial and multi-family properties in our communities as income-producing assets, rather than selling the land to builders, commercial buyers or homebuyers. The decision to retain any particular property as an income-producing asset (rather than sell it to a developer or commercial user) is a strategic decision that we will make based on a number of factors, including our views about the potential for property appreciation and the opportunity to add value to the community. For example, we may decide to retain a commercial property in order to attract a particular tenant or group of tenants to the community. In these situations, we may construct the property ourselves or enter into a joint venture with an established developer to construct the property.

Strike a Favorable Balance between Jobs and Housing

We plan our communities with the goal of achieving a desirable balance between jobs and housing. Each of our communities will include a mix of residential and commercial properties, which we expect will generate a significant number of jobs within our communities. We sold approximately 73 net acres in Great Park Neighborhoods to a subsidiary of Broadcom Corporation, which currently has approximately one million square feet of its campus under construction, where its Irvine workforce will be based. At Candlestick Point, we have entered into a joint venture with Macerich to construct an approximately 550,000 square foot outdoor urban outlet mall. At Newhall Ranch, we expect to preserve the 3 to 1 jobs-to-housing ratio that we have at Valencia. The inclusion of office and retail properties enables us to achieve an appropriate balance between jobs and housing within our communities.

Develop Environmentally Conscious Communities

We are, and intend to continue to be, a leader in developing environmentally conscious communities. We are committed to minimizing the impact of our development activities on local infrastructure, resources and the environment. We promote walking and cycling within our communities with extensive paths and trails, and work with local governments to provide convenient access to public transportation. More than half of Newhall Ranch’s homesites will be within walking distance (one-quarter of a mile) of a commercial center. In many cases, we incorporate renewable or repurposed materials in our communities. At Newhall Ranch, we are working with the California Department of Fish & Wildlife and the County of Los Angeles on the “Net Zero Newhall” initiative, a commitment to eliminate Newhall Ranch’s net greenhouse gas emissions through innovations at the community and within the County of Los Angeles, California, as well as funding direct emissions reduction activities. Additionally, at Newhall Ranch, we plan to build an advanced water recycling plant, which will help supply a significant amount of recycled water to our community. At The San Francisco Shipyard and Candlestick Point, our strategy includes measures to conserve energy and reduce the need for fossil fuels. At all of our communities, we endeavor to concentrate our development activities on limited portions of our land in order to maintain substantial portions of open space, which will preserve and protect natural habitat, soils, water and air.

Utilize Alternative Financing Strategies

Taking into account the net proceeds of this offering, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we intend to continue to utilize multiple public and private financing strategies, including secured mortgage financing for vertical construction projects, CFDs, tax increment financing at The San Francisco Shipyard and Candlestick

Point and state and federal grants, to reduce the privately funded portion of total development costs. CFDs are established when local government agencies impose a special property tax on real estate located within a specific district, sell bonds backed by future tax proceeds and use the net proceeds to pay for public improvements, including streets, water, sewage, drainage, electricity, schools, parks and fire and police protection. For tax increment financing, the amount of property tax that a specific district generates is set at a base amount and, as property values increase, property tax growth above that base amount, net of property taxes retained by municipal agencies, is used to fund redevelopment projects within the district.

Diligently Control Costs

We seek to develop our communities in a cost efficient manner. We have in-house engineers, contractors and geologists who are actively engaged in evaluating our grading and infrastructure plans to ensure that we minimize the time and costs associated with our development activities. Our experience, combined with the size of our communities, allows us to negotiate favorable terms with suppliers and contractors and keep tight controls over budgets. We typically select suppliers and contractors through a competitive bidding process in which we request proposals from suppliers and contractors that have demonstrated reliable service and quality.

Engage Local Interests

We carefully plan each of our communities to ensure that we are responsive to a variety of local interests. We have worked, and will continue to work, with all stakeholders, including local governments, environmental groups and community members, in the development of our communities. We believe it is important to engage local constituents who may be affected by our development activities in order to anticipate potential concerns and provide mutually beneficial solutions. For example, at Newhall Ranch, we have committed to donate approximately 10,000 acres of natural open space land to natural land management organizations and have also established approximately $12 million of endowment funding for native habitat enhancement and long-term conservation. At The San Francisco Shipyard and Candlestick Point, we have a robust community benefits plan designed to satisfy the social goals and objectives of the surrounding neighborhood and the City of San Francisco at large. At Great Park Neighborhoods, we are constructing a wildlife corridor, landscape areas and dozens of sports fields on 688 acres within the Orange County Great Park, which will be accessible to more than 10 million Southern California residents.

Selectively Expand

As strategic opportunities present themselves, including through our relationships with a wide range of governmental entities, we may leverage our unique experience to expand our business in a manner that is consistent with our financial objectives. From time to time, we may acquire additional landholdings and plan and develop new communities.

Our Communities

Newhall Ranch

Overview

Newhall Ranch is a mixed-use, master-planned community in Los Angeles County that spans approximately 15,000 acres and is designed to include approximately 21,500 homes, approximately 11.5 million square feet of commercial space, approximately 60 miles of trails, approximately 275 acres of community parks and approximately 11,000 acres of protected open space.

Newhall Ranch is wholly owned by our subsidiary, Newhall Land & Farming, which was originally formed by the family of Henry Mayo Newhall in 1883 to conduct agricultural operations on its landholdings. Newhall

Land & Farming has been operating in California for over 130 years and recently completed the development of Valencia, a mixed-use, master-planned community directly adjacent to Newhall Ranch, which it began developing in the 1960s on a portion of Newhall Land & Farming’s 48,000 acres.

Valencia, which encompasses 15,000 acres, is one of the premier mixed-use, master-planned communities in the nation and the regional center for north Los Angeles County, with approximately 20,000 homes and approximately 25 million square feet of commercial and industrial space. As a result of a comprehensive master-plan, Valencia is a balanced, sustainable community with a healthy 3 to 1 jobs-to-housing ratio, top-rated primary and secondary schools, two higher education institutions, 15 parks, approximately 3,000 acres of open space, three golf courses, quality health care including a community hospital and trauma center, convenient public services and dynamic choices in shopping and entertainment. All of Valencia’s neighborhoods are connected to schools, parks and shopping by over 30 miles of paths and bridges known as paseos. Valencia has received a number of prestigious awards including multiple “Top 10 Master Planned Communities in the Nation” (JBREC), multiple “Top 10 Safest City in the Nation” (FBI statistics) and a “Best Place to Live in California” (CNN Money Magazine). Valencia’s position as one of the nation’s most respected mixed-use, master-planned communities is testament to the vision and thoughtful planning that was the inspiration for Valencia from the start. We do not anticipate selling additional residential land at Valencia.

Newhall Ranch, our new mixed-use, master-planned community, is directly adjacent to Valencia and will provide homes, employment, schools, shopping, public services and cultural and recreational amenities. Newhall Ranch will include a broad range of housing types, from apartments and live-work lofts to single-family attached and detached homes of all sizes.

Newhall Ranch will continue the tradition of excellence in community planning established by Valencia as it meets the needs of a growing population in Los Angeles County. With an ideal location near existing jobs and infrastructure, Newhall Ranch is expected to match the 3 to 1 jobs-to-housing ratio that exists in Valencia today. At Newhall Ranch, we plan to build five elementary schools, a junior high school, a senior high school, four fire stations, a sheriff’s station and a public library.

Our development of Newhall Ranch is designed to implement the latest in sustainability, low impact development, green building, energy and water conservation and renewable energy resources. We are working with the California Department of Fish & Wildlife and the County of Los Angeles on the “Net Zero Newhall” initiative, a commitment to eliminate Newhall Ranch’s net greenhouse gas emissions through innovations at the community and within the County of Los Angeles, California, as well as funding direct emissions reduction activities. Additionally, at Newhall, we plan to build an advanced water recycling plant, which will help supply a significant amount of recycled water to our community. We also plan to preserve and protect key local habitat areas, including the Santa Clara River, spineflower preserves, the High Country, which matches the size of Los Angeles’ Griffith Park, and other important natural resources. We have committed to donate more than 10,000 acres of natural open space land to natural land management organizations and have also established over $12 million of endowment funding for native habitat enhancement and long-term conservation.

Newhall Land & Farming was a public company, with shares traded on the NYSE, from 1970 until January 2004, when it was acquired by a joint venture between Lennar and LNR for approximately $1 billion under the direction of Mr. Haddad. Subsequently, other entities transferred additional assets to the joint venture, which was led by Mr. McWilliams, and the joint venture obtained $1.6 billion of non-recourse financing, part of which was distributed to Lennar and LNR. In June 2008, the joint venture and a number of its subsidiaries (including Newhall Land & Farming) commenced proceedings under Chapter 11 and, in July 2009, the United States Bankruptcy Court for the District of Delaware confirmed a plan of reorganization for the joint venture and its subsidiaries that had participated in the Chapter 11 proceedings. As a result of the bankruptcy proceedings, the reorganized entity, named Newhall Land Development, LLC, emerged from Chapter 11 with all of its employees and assets, including the property on which Newhall Ranch is being developed, and free of its previous bank debt. As part of the reorganization, the creditors selected Mr. Haddad and the existing management team to manage the communities owned by Newhall Land & Farming, including Newhall Ranch, and the management company was formed.

Location and Demographics

Newhall Ranch is located on approximately 15,000 acres in an unincorporated portion of Los Angeles County along the Santa Clara River in the western portion of the Santa Clarita Valley. The property is located approximately 35 miles northwest of downtown Los Angeles, 15 miles north of the San Fernando Valley and is adjacent to the City of Santa Clarita in one of the last remaining growth corridors in Los Angeles County. The City of Santa Clarita is the third largest city in Los Angeles County with a population of just over 200,000 people, according to the California Department of Finance. Newhall Ranch is adjacent to Interstate 5 and State Highway 126 and provides convenient access to the Santa Clarita Transit buses and the Metrolink trains. Newhall Ranch is also approximately 45 miles north of the Los Angeles International Airport (LAX) and 21 miles northwest of the Bob Hope Airport (BUR) in Burbank.

The City of Santa Clarita is conveniently located near the major job centers in the San Fernando Valley, Burbank, Glendale, West Los Angeles, Santa Monica and Downtown Los Angeles.

According to the U.S. Census, as of March 2015, Los Angeles County had a population of over 10 million, making it the most populous county in California. Housing fundamentals in the area have shown substantial improvement in recent years, supported by a supply constrained market with rising new home prices, strong job growth, rising median income levels and low levels of resale housing inventory. Between 2011 and 2015, Los Angeles County added 351,000 jobs, representing growth of 8.9%, and JBREC expects an average annual job growth rate of 1.6% between 2016 and 2018. During 2015, Los Angeles County added over 60,800 new residents, which JBREC expects to increase to approximately 65,300 residents per year through 2018.

Housing demand in Los Angeles County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 3.7 in 2015 (well above the typical balance market ratio of 2.6). As of September 2016, the median single-family detached existing home price had reached $553,300, an increase of 8.5% over the prior year, and the median new home price had reached $568,300, a decrease of 1.2% over the prior year, but above the prior peak reached in 2007. Resale home values grew 7.2% in the twelve months ended December 2015. As of September 2016, only 22,421 homes were listed on the market in Los Angeles County, which equates to only 3.5 months of supply (well below the typical equilibrium of 6.0 months). During 2015, commercial office space vacancy rates dropped below 15% for the first time since 2009, reaching 14.7%, and declined even further through the third quarter of 2016, to 13.7%. Commercial asking rents per square foot were essentially flat in 2015 compared to 2014 values.

Major employers in Valencia include Woodward HRT, Inc., Boston Scientific Corporation, Advanced Bionics LLC, Quest Diagnostics Incorporated, and Aerospace Dynamics International, Inc. The City of Santa Clarita is also home to the corporate headquarters of Princess Cruises and Sunkist Growers, Incorporated. Seventeen soundstages are located throughout Valencia’s business parks to service the significant filming that occurs within the community. The Walt Disney Company and ABC Studios plan to commence construction in the near future on new high-tech sound stages and associated production support facilities within their 890 acre Golden Acre Ranch in the Santa Clarita Valley. Newhall Ranch is also estimated to bring a significant number of jobs to the region.

In 2014, the City of Santa Clarita was named a “Top 5 Most Business Friendly City in Los Angeles County” (LA County Economic Development Corporation).

Development Status

From August 1, 2009 to September 30, 2016, we incurred approximately $275.1 million of development costs (which consist of costs for land, land improvements and capitalized real estate taxes and interest) related to Newhall Ranch. None of these costs relate to previously sold properties.

We budget our cash development costs on an annual basis. Our preliminary budget for calendar year 2017 allocates $16 million of cash for the development of Newhall Ranch. These budgeted amounts are expected to be funded through a combination of available cash and reimbursements from public financing, including CFDs or local, state and federal grants. Our budget for 2017 has not been finalized and is subject to change by a material amount, due to, among other things, delays in construction or regulatory approvals, including as a result of our ongoing legal proceedings, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

On November 30, 2015, the Supreme Court of California issued a ruling under CEQA and other state statutes, which requires the CDFW to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of a certain fish species completed by CDFW in connection with approving the EIR for Newhall Ranch. The ruling also requires the County of Los Angeles to reassess its analyses and determinations related to greenhouse gas emissions in connection with the EIR and to reassess its previous approvals. Although the Supreme Court’s ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase costs or increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates reflected in the table below and could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. For more information, see “—Legal Proceedings.”

The table below summarizes entitlement and development activity at Newhall Ranch as of September 30, 2016:

					Entitlement Status (A)
Development Area	Acres (Approx.) (B)	Homesites	Commercial Square Feet (Approx.) (C)	Actual or Anticipated Year of First Delivery	State & Federal Permits (D)	General Plan / Zoning	VTTM (E)	Final Map
Available for Future Sale
Mission Village	1,262	4,055	1,555,100	2020	✓	✓	✓
Landmark Village	293	1,444	1,033,000	2021	✓	✓	✓
Homestead South	1,745	3,617	66,400	2022	✓	✓
Homestead North	1,110	1,818	1,250,000	2025	✓	✓
Potrero Valley	2,500	4,385	245,000	2025	✓	✓
Entrada South	382	1,574	730,000	2022		✓
Entrada North	457	1,150	2,624,400	2024	✓	✓
Legacy Village	1,758	3,457	839,000	2023		✓
Valencia Commerce Center	588	—	3,161,585	2022		✓

Community Total	10,095	21,500	11,504,485

(A)	“State and federal permits” are issued by state and federal resource agencies and generally refer to permits authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

A “general plan” is a county or city’s basic planning document that governs physical development and land uses within a county or city; in this case, Los Angeles County.

“Zoning” generally refers to the division of an area into zones for purposes of regulating the number and types of buildings and their uses; in this case, the zoning is governed by the Newhall Ranch Specific Plan for certain areas within Newhall Ranch and Los Angeles County’s One Valley One Vision Area Plan in other areas within Newhall Ranch.

“VTTM” is a vesting tentative tract map that approves the division of property into separate legal lots for sale or lease (subject to the satisfaction of specified conditions of approval) and, upon approval, confers a vested right to proceed with the subdivision development in accordance with the ordinances, policies, and standards in effect at the time the application for the vesting tentative tract map was deemed complete.

“Final maps” regulate and control the design and improvements within subdivisions, and must substantially conform to previously-approved vesting tentative tract maps. If the final map substantially conforms to the previously approved vesting tentative tract map and the conditions imposed, approval of a final map does not require any further discretionary approval. Under such circumstances, there is no discretion to deny the final map or place additional conditions on its approval.

(B)	Newhall Ranch also includes approximately 5,000 acres of open space.
(C)	Commercial square footage is subject to change based on ultimate use.
(D)	State and federal resources agency permits were issued under a joint Environmental Impact Statement/EIR for the Newhall Ranch Specific Plan in 2010 and 2012, respectively. See “—Legal Proceedings” for more information regarding Mission Village and Landmark Village.
(E)	Prior to development, Los Angeles County, as the lead public agency, must comply with CEQA by certifying each project development area’s vesting tentative tract map-level EIR along with related project approvals, conditions, and findings.

Mission Village. Mission Village is approved to include 4,055 homesites, including a mix of single-family detached homes, single-family attached homes, age qualified homes, apartments and for rent affordable units, and approximately 1.6 million square feet of commercial development. This development area is also expected to include approximately 25 acres of parks, with a variety of sports fields and playgrounds, two community recreation centers and 670 acres of open space, including natural habitat preserves. Mission Village will be connected to adjacent communities, as well as the Newhall High Country and the Santa Clara River regional trail systems, with six miles of trails and paseos. Mission Village will also include a fire station, a bus transfer station, a public library and an elementary school, which we will build.

Landmark Village. Landmark Village is approved to include 1,444 homesites, approximately 1.0 million square feet of commercial development, approximately 77 acres of open space, 10 acres of parks and three community recreation centers with swimming pools, athletic courts, fitness facilities and community rooms. The homesites within this development area are designed for single-family detached homes, single-family attached homes, apartment homes and for rent and for sale affordable units. Landmark Village will be connected to adjacent communities, as well as the Newhall High Country and the Santa Clara River regional trail systems, with two miles of trails and paseos. Landmark Village will also include a fire station, a park and ride station and an elementary school, which we will build.

Remaining Development Areas. The remaining seven development areas are expected to include an aggregate of 16,001 homesites (including affordable units), approximately 9 million square feet of commercial development, approximately 9,253 acres of open space and approximately 240 acres of parks. These development areas are expected to include community-wide recreation centers, in addition to numerous neighborhood recreation centers, with swimming pools, athletic courts, fitness facilities, outdoor amphitheaters, water parks and community rooms. These development areas are expected to be connected to adjacent communities, as well as the Newhall High Country and the Santa Clara River regional trail systems, with 52 miles of trails and paseos. Legacy Village will include up to 1,455 age qualified homesites that, when combined with the up to 459 additional age qualified homesites in Mission Village, will become one of the largest new age qualified communities in Southern California. We also plan to build two fire stations, one recycled water plant, three elementary schools, one junior high school and one high school within these development areas.

Financing

The land at Newhall Ranch is not subject to any material liens or encumbrances.

The San Francisco Shipyard and Candlestick Point

Overview

The San Francisco Shipyard and Candlestick Point, located on approximately 800 acres of bayfront property in the City of San Francisco, is designed to include approximately 12,000 homesites, approximately 4.1 million square feet of commercial space, approximately 100,000 square feet of community space, artist studios and approximately 355 acres of parks and open space.

The San Francisco Shipyard and Candlestick Point consists of two distinct, but contiguous, parcels of real estate. The San Francisco Shipyard, the northern parcel, consists of approximately 495 acres on the former site of the Hunters Point Navy Shipyard, located along San Francisco’s southeast waterfront. The Hunters Point Navy Shipyard was operated by the U.S. Navy from the late 1930s until 1974, when it was placed in industrial reserve. Candlestick Point, the southern parcel, is located directly south of The San Francisco Shipyard and consists of approximately 280 acres on San Francisco’s waterfront. This nationally recognized site was the location of Candlestick Park stadium, former home of the San Francisco 49ers and the San Francisco Giants.

In 1999, the San Francisco Venture, led by Mr. Haddad and Mr. McWilliams (both of whom were then employed by Lennar), was selected by the City and County of San Francisco to enter into an exclusive negotiation agreement with the City and County of San Francisco for The San Francisco Shipyard. These negotiations led to execution of an initial disposition and development agreement for portions of The San Francisco Shipyard in 2003.

Mr. Haddad and Mr. McWilliams managed The San Francisco Venture from 1999 to 2005, and then transitioned management to Mr. Bonner (then an employee of Lennar) when Mr. McWilliams was appointed to lead Newhall Ranch. Lennar managed the development of The San Francisco Shipyard and Candlestick Point from 2005 until May 2016. As a result of the formation transactions, we now manage the development of The San Francisco Shipyard and Candlestick Point.

A disposition and development agreement covering Candlestick Point and the remaining development areas within The San Francisco Shipyard was entered into in 2010. Pursuant to the disposition and development agreements relating to The San Francisco Shipyard, the U.S. Navy has an obligation to complete its finding of suitability to transfer process prior to conveying parcels within The San Francisco Shipyard to us. The finding of suitability to transfer process replaces many local approval requirements. For additional information about the finding of suitability to transfer process, see “Business and Properties—Regulation—FOST Process.” The initial land transfer of approximately 75 acres within The San Francisco Shipyard took place in 2005. With respect to Candlestick Point, the San Francisco Venture took title to approximately 70 acres in December 2014. The balance of both properties is expected to be conveyed to us in accordance with the disposition and development agreements over the next several years, although it is possible that delays relating to environmental investigation and remediation could slow the transfers.

Our plan for The San Francisco Shipyard and Candlestick Point includes approximately 12,000 residential homesites divided among ten separate development areas. While all homes in this community are expected to be attached homes, we believe our plan offers a diverse mix of residential product offerings, with price points that will appeal to a wide range of prospective residents and homebuyers. For additional information about our entitlements for The San Francisco Shipyard and Candlestick Point, see “—Development Status” below.

We also plan for The San Francisco Shipyard and Candlestick Point to have approximately 355 acres of new public parks, sports fields and other green space. These areas will cover nearly half the site’s acreage and represent San Francisco’s largest park development since Golden Gate Park. One of the highlights is the San Francisco Bay Trail/Blue Greenway, which will provide a continuous recreational multi-use trail along the community’s waterfront, filling a gap in the regional network planned to eventually encircle the entire San Francisco Bay. Similarly, kayak, ferry service and windsurf launch points will enhance access to the regionally planned Bay Area Water Trail. For commuters and neighborhood cyclists, a secondary network of off-street multi-use trails will link parks and neighborhoods with the on-street bicycle network. Once completed, all parks will be dedicated to the City of San Francisco and publicly maintained with the proceeds from a special tax assessment.

The San Francisco Shipyard and Candlestick Point is intended to be a master-planned community that is vital, accessible and integrated into the San Francisco Bay Area. Our sustainability strategy for this community includes measures to minimize the impact of development on local infrastructure, resources and the environment, and measures to preserve the unique culture and diversity that defines the area. These measures include promoting walking and cycling as the primary modes of transportation within the community, implementing a whole-systems approach to energy conservation efficiency and protecting and enhancing parks, natural habitat, soils, water, air and climate.

The San Francisco Shipyard and Candlestick Point also includes a robust community benefits plan to ensure that the social goals and objectives of the community are delivered to the surrounding neighborhood and the City of San Francisco. The community benefits plan includes an extensive jobs training program as well as a community builder program that allows local community builders to participate in the development of certain portions of our community. These programs enhance the surrounding area’s participation so that local residents and business feel that they are part of the development of our community and sharing in its financial success. The San Francisco Shipyard and Candlestick Point also features the construction of a new artist studio building, expected to be one of the largest artist colonies in the United States, accommodating over 250 working artists who previously worked at existing facilities on the site. The artists enhance the cultural diversity of the community and create a regional draw as people travel from around the region to see the artwork on display at art exhibits at the site. We have also committed to subsidizing the redevelopment of the Griffith Project, an existing low income housing site which is being rebuilt and enlarged by a third party developer. For additional information about our obligations in connection with the redevelopment of the Griffith Project, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Contractual Obligations.”

In 2011, the Brookings Institution named The San Francisco Shipyard and Candlestick Point project as one of three transformative investments in the United States. Also, in 2011, the project was awarded the Gold Nugget award at the Pacific Coast Builders Conference for the best “on the boards” site plan, an award honoring site design.

In November 2014, the San Francisco Venture entered into a joint venture agreement with Macerich to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point. This shopping district will be one of the most significant retail developments in San Francisco in recent years and will anchor the Candlestick Point community. This unique urban outlet concept is anticipated to include a large collection of diverse retail tenants catering to residents in the region as well as tourists. In addition to the shopping district being developed in partnership with Macerich, the surrounding area will include housing, neighborhood retail stores, restaurants, a film and arts center building and a hotel that will serve the local community and serve as a draw for Bay Area residents and tourists. Construction of the urban retail shopping district of Candlestick Point commenced at the site in 2015 with the demolition of the stadium and other infrastructure work. Vertical construction is expected to commence in 2018 and the retail district is expected to open to customers in 2020.

The San Francisco Venture built the initial homes at The San Francisco Shipyard and Candlestick Point. As of May 2, 2016, the San Francisco Venture had sold 107 homes (including 9 affordable homes) and entered into contracts to sell 73 additional homes (including 11 affordable homes) for total aggregate consideration of approximately $118.2 million. On May 2, 2016, the San Francisco Venture transferred to the Lennar-CL Venture the Phase 1 Land, as well as all responsibility for current and future residential construction on the Phase 1 Land. See “Certain Relationships and Related Party Transactions—San Francisco Venture Transactions.” We are not entitled to any of the proceeds from future sales of homes on the Phase 1 Land. For additional information about the land that was transferred to the Lennar-CL Venture and the land that was retained by the San Francisco Venture, see “—Development Status” below.

We have entered into an agreement with the Lennar-CL Venture pursuant to which the Lennar-CL Venture has agreed to transfer to us entitlements for the right to construct at least 172 homesites and at least 70,000 square feet of retail space for use in the development of other portions of The San Francisco Shipyard and Candlestick Point. See “Certain Relationships and Related Party Transactions—Entitlement Transfer Agreement.”

Location and Demographics

The San Francisco Shipyard and Candlestick Point is located almost equidistant between downtown San Francisco and the San Francisco International Airport (SFO), with easy access to Silicon Valley. The community will feature walking and biking trails providing regional linkage to the San Francisco Bay Trail/San Francisco Blue Greenway. Regional connections will also be provided via transit with a new bus rapid transit system that will connect to CalTrain, Bay Area Rapid Transit (BART) and MUNI light rail as well as other bus connections and anticipated ferry service.

The Bay Area Counties are a highly supply constrained metropolitan area that displays many favorable housing and demographic trends including strong job growth, rising median incomes and low levels of housing inventory. Housing fundamentals have shown substantial improvements in recent years, which JBREC expects to contribute to future price appreciation. Payroll employment reached 1,208,600 as of September 2016, a 2.6% increase over the prior year, and median household income grew 4.6% to $96,671 in 2015. Between 2011 and 2015, San Francisco added approximately 203,500 jobs. During 2015, the Bay Area Counties added nearly 20,000 new residents, which JBREC expects to average approximately 15,900 residents per year through 2018.

Housing demand in the Bay Area Counties currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 8.8 for 2015 (well above the typical balanced market ratio of 2.6). As of September 2016, the median existing home price reached an all-time high of $1,141,900, and the median new home price was $1,127,900, reflecting a 4.1% increase from the prior year. New home prices in this environment of compressed new home sales volume can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of housing market trends in the metropolitan area. As of September 2016, only 2,869 homes were listed on the market, which equates to only 2.4 months of supply (well below the typical equilibrium of 6.0 months). In the third quarter of 2016, commercial office space vacancy decreased to 6.7%, from 8.1% in 2014, and commercial asking rents per square foot increased to $46.11, from $33.58 in 2014.

Some of the largest employers in San Francisco and Silicon Valley include Wells Fargo & Company, The Gap, Inc., salesforce.com, inc., Visa Inc., Oracle Corporation, Genentech, Inc., Google Inc., Apple Inc. and Facebook, Inc.

The San Francisco Shipyard and Candlestick Point will generate approximately 5,600 temporary construction jobs during the development of the community. In addition, a significant number of jobs will be created spanning a broad range of industries and occupations, from entry-level jobs to executive and management positions.

Development Status

From May 23, 2013 to September 30, 2016, the San Francisco Venture incurred approximately $663 million of development costs (which consist of costs for land, land improvements, construction costs and capitalized real estate taxes and interest) related to The San Francisco Shipyard and Candlestick Point. Approximately $293 million of this amount relates to properties that have been sold or were transferred to the Lennar-CL Venture.

We budget our cash development costs on an annual basis. Our preliminary budget for calendar year 2017 allocates approximately $90 million of cash for the development of The San Francisco Shipyard and Candlestick Point. The budgeted amounts for such development are expected to be funded through a combination of available cash, cash flows from property sales, and reimbursements from public financing, including CFDs, tax increment financing or local, state and federal grants. Our budget for 2017 has not been finalized and is subject to change by a material amount, due to, among other things, delays in construction or regulatory approvals, including as a result of delays in the U.S. Navy’s finding of suitability to transfer process, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

The table below summarizes entitlement and development activity at The San Francisco Shipyard and Candlestick Point as of September 30, 2016:

							Entitlement Status (A)
Development Area	Acres (Approx.)	Homesites		Commercial Square Feet (Approx.) (B)	Actual or Anticipated Year of First Delivery		State & Federal Permits		General Plan / Zoning		VTTM			Final Map
Sold or Transferred to the Lennar-CL Venture (C)
Hilltop	56	743		—	2015		N/A		✓				(D)	✓
Hillside	20	404	(E)	—		(C)	N/A		✓				(D)	✓
Candlestick Point (under contract to the Lennar-CL Venture)	6	713		—		(C)	—			—		—

Subtotal	82	1,860		—
Available for Future Sale
Remaining Development Areas in The San Francisco Shipyard	420	4,275		3,125,000	2022			(F)	✓
Remaining Development Areas in Candlestick Point	274	5,512		985,000	2020			(F)	✓		✓

Subtotal	694	9,787		4,110,000

Community Total	776	11,647		4,110,000

(A)	“State and federal permits” are issued by state and federal resource agencies and generally refer to permits authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

A “general plan” is a county or city’s basic planning document that governs physical development and land uses within a county or city; in this case, the City and County of San Francisco.

“Zoning” generally refers to the division of an area into zones for purposes of regulating the number and types of buildings and their uses.

“VTTM” is a vesting tentative tract map that approves the division of property into separate legal lots for sale or lease (subject to the satisfaction of specified conditions of approval) and, upon approval, confers a vested right to proceed with the subdivision development in accordance with the ordinances, policies, and standards in effect at the time the application for the vesting tentative tract map was deemed complete.

“Final maps” regulate and control the design and improvements within subdivisions, and must substantially conform to previously-approved vesting tentative tract maps. If the final map substantially conforms to the previously approved vesting tentative tract map and the conditions imposed, approval of a final map does not require any further discretionary approval. Under such circumstances, there is no discretion to deny the final map or place additional conditions on its approval.

(B)	Commercial square footage is subject to change based on ultimate use.
(C)	Represents land that was transferred or sold, or will be transferred or sold, to the Lennar-CL Venture. The timing of land deliveries is subject to determination by the Lennar-CL Venture.
(D)	The tentative tract maps for Hilltop and Hillside did not confer a vested right to proceed with the subdivision development. However, a final map, which supersedes the tentative tract map, has been approved for each of these development areas.
(E)	The approved final map provides for 397 homesites. An application for an additional 7 homesites was filed in February 2015.
(F)	Certain state and federal permits are required for shoreline development areas.

Sold to Buyers or Transferred to the Lennar-CL Venture

Hilltop. Hilltop is a development area within the Phase 1 Land. Most of the significant land development for Hilltop has been completed. This development area is expected to include 519 homes for sale and 224 homes for rent (including a total of approximately 73 affordable homes). All 88 of the homes in the first two blocks of homes within this development area were presold within seven months, at prices ranging from the mid $400,000’s to the mid $900,000’s. All of these homebuyers had moved into their homes by March 2016. An additional 159 homes began presales in April 2015, with 19 of those homes closed by May 2, 2016. The San Francisco Venture began construction on another 72 homes in June 2015 and 60 more homes in March 2016. In addition to the homesites shown in the table, Hilltop will also include approximately 250 homesites retained by the City and County of San Francisco for affordable housing.

Hillside. Hillside is a development area within the Phase 1 Land. A portion of the horizontal development for Hillside has been completed. This development area is expected to include 404 homes for sale (including approximately 54 affordable homes). In addition to the homesites shown in the table, this development area also includes approximately 90 homesites retained by the City and County of San Francisco for affordable housing.

Available for Future Sale

Remaining Development Areas. The remaining development areas within The San Francisco Shipyard and Candlestick Point are expected to include an aggregate of 10,500 homesites, of which approximately 1,140 are expected to be retained by the City and County of San Francisco for construction of affordable housing, 504 homes are part of the Griffith Project, 809 are inclusionary affordable homes, 892 are workforce homes and 713 are under contract to be sold to the Lennar-CL Venture. The homesites within these remaining development areas are expected to be a mix of townhomes, condominiums and apartments. The condominiums and apartment homesites could be contained in a mix of low rise and mid-rise podium buildings as well as high rise towers. These development areas include an approximately 550,000 square foot urban outlet shopping district at Candlestick Point at the site of the former Candlestick Park stadium being developed in our partnership with Macerich. The demolition of the stadium is complete, horizontal improvements are in progress and vertical construction is expected to commence in 2018. The shopping district is planned to open in 2020. In addition to the shopping district being developed in partnership with Macerich, an additional 310,000 square feet of retail space and 3,150,000 square feet of office and research and development space is planned to be constructed within The San Francisco Shipyard and Candlestick Point along with a hotel, a parking structure and artist studios. Tentative subdivision maps have been approved for Candlestick Point.

Financing

The land at The San Francisco Shipyard and Candlestick Point (excluding land transferred to the Lennar-CL Venture) is not subject to any material liens or encumbrances.

Great Park Neighborhoods

Overview

Great Park Neighborhoods is an approximately 2,100 acre mixed-use, master-planned community in Orange County that is designed to include approximately 9,500 homesites (including up to 1,056 affordable homesites), approximately 4.9 million square feet of commercial space, approximately 61 acres of parks and approximately 138 acres of trails and open space. Great Park Neighborhoods is adjacent to the Orange County Great Park, a metropolitan public park that will be nearly twice the size of New York’s Central Park upon completion.

Adjacent to the highly regarded master-planned Irvine Ranch communities, Great Park Neighborhoods is being developed on the former site of the El Toro Base, which was first commissioned by the U.S. Marine Corps in 1943 and operated until 1999, when it was decommissioned as an active base. In July 2005, the U.S. Navy auctioned the El Toro Base as four separate parcels of land and the Great Park Venture, under the direction of Mr. Haddad (then employed by Lennar), prevailed at the auction and purchased all four parcels. The U.S. Navy has an obligation to complete its finding of suitability to transfer process prior to conveying land to the Great Park Venture and, as of December 31, 2014, all of the revenue producing portions of the Great Park Neighborhoods acreage had been delivered by the U.S. Navy to the Great Park Venture. In connection with the acquisition, the Great Park Venture also entered into a development agreement with the City of Irvine, which marked the end of fifty-six years of military history and the beginning of a unique partnership with the City of Irvine. In 2006, Ms. Jochim, our Executive Vice President, moved from San Francisco, where she was handling land operations for Lennar, to lead the redevelopment of the El Toro Base, reporting to Mr. Haddad.

In 2013, the City of Irvine allowed a modification of the project zoning to allow an increase in the total number of homesites within Great Park Neighborhoods to 9,500. At the same time the rezoning was approved, the Great Park Venture entered into an agreement with the City of Irvine to construct 688 acres of the Orange County Great Park. This portion of the Orange County Great Park is expected to include an approximately 175 acre sports park planned for 18 soccer and multi-use fields, 25 tennis courts, four sports courts, 12 baseball/softball fields and five sand volleyball courts, a 40 acre bosque landscape area, a 36 acre canyon area, a 188 acre golf course, golf practice facility and clubhouse and a 178 acre wildlife corridor. Pursuant to the amended development agreement, the Great Park Venture has a vested right to develop 9,500 homesites and approximately 4.9 million square feet of commercial space within Great Park Neighborhoods, subject to the terms and requirements of the development agreement. The development agreement also provides that the Great Park Venture entitlements are protected through 2045 and that, subject to certain limitations, we may locate or relocate certain permitted uses to different development areas within the Great Park Neighborhoods as long as the combined maximum program is maintained. This provides flexibility for us to respond to changing market conditions. For additional information about our entitlements for Great Park Neighborhoods, see “—Development Status” below.

Throughout our planning and development of Great Park Neighborhoods, we have consistently demonstrated our commitment to promoting sustainability. We have transformed runways to greenways,

integrated parks, trails and open space into our design and expect to preserve approximately 500 trees by relocating them throughout the community. We also expect to recycle the vast majority of construction material created by demolition. For example, many of the materials from the El Toro Base, including runway lights, warehouses, chimneys, bricks, pipes and metals, have been repurposed and incorporated into the design of both the Orange County Great Park and Great Park Neighborhoods.

The first homesites were sold in April 2013 and, as of September 30, 2016, the Great Park Venture had sold 3,866 homesites (including 544 affordable homesites and 26 homesites which are subject to an option agreement expected to close in December 2016) and commercial land allowing for development of up to 2 million square feet of commercial (research and development) space for aggregate consideration of approximately $1.69 billion. For additional information about the status of our development with Great Park Neighborhoods, see “—Development Status” below. In January 2015, Pavilion Park at Great Park Neighborhoods was named “Master Planned Community of the Year” in the United States by the National Association of Homebuilders. This award recognizes outstanding performance in residential real estate sales, marketing and design.

Location and Demographics

Great Park Neighborhoods is convenient to local and regional job centers. It is located approximately seven miles from the Pacific Ocean, approximately nine miles from the University of California, Irvine (UCI) and approximately 17 miles from Disneyland. Great Park Neighborhoods is also easily accessible by public and private transportation. It is adjacent to the Irvine Transportation Center, where residents, customers and employees can access Metrolink, Amtrak and Orange County Transportation Authority bus routes, and close to Interstate 5, Interstate 405, State Route 133 and John Wayne Airport (SNA) in Orange County.

The City of Irvine is in the heart of Orange County, a supply constrained area with rapidly increasing new home prices, strong job growth, rising median income levels and low levels of resale housing inventory. With a vibrant economy and employment centers, Orange County is a “first choice” location for housing within the larger Southern California market. Like many coastal California areas, housing demand fundamentals have shown considerable improvement in recent years as a result of improving home sales activity and job growth. Between 2011 and 2015, Orange County added 172,400 jobs, representing growth of 12.6%, and JBREC expects an average annual job growth rate of 1.8% between 2016 and 2018. During 2015, Orange County added over 24,800 new residents, which JBREC expects to increase to approximately 30,600 residents per year through 2018. Great Park Neighborhoods is also estimated to bring a significant number of jobs to the region.

The City of Irvine’s top employers, including the University of California, Irvine, Irvine Unified School District, Blizzard Entertainment, Inc., Broadcom Corporation, Edwards Lifesciences Corporation, Parker-Hannifin Corporation, Nationstar Mortgage, Glidewell Laboratories, 24 Hour Fitness and Thales Avionics, span a wide range of industries, including education, technology, medical devices, aerospace, financial services and fitness. Residents and employers choose the City of Irvine for, among other reasons, its central location, its highly rated schools, and its safety. In 2015, the City of Irvine was ranked as having the Lowest Violent Crime Rate in America for the eleventh consecutive year based on FBI statistics for the year 2014 and for cities with over 100,000 residents.

Housing demand in Orange County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 4.4 in 2015 (well above the typical balanced market ratio of 2.6). As of September 2016, the median single-family detached existing home price had reached $705,000, an increase of 4.4% over the prior year, and the median new home price was $880,000, an increase of 4.3% from the prior year. During the twelve months ended September 2016, new home sales increased to 4,325, an increase of 20.7% from the prior year. As of September 2016, only 10,989 homes were listed on the market, which equates to only 4.0 months of supply (well below the typical equilibrium of 6.0 months). In the third quarter of 2016, commercial office space vacancy decreased to 10.8%, from 20.4% in 2010, and commercial asking rents per square foot increased to $18.34, from a low of $14.84 in 2012.

Development Status

From July 12, 2005 to September 30, 2016, the Great Park Venture incurred approximately $2.13 billion of development costs (which consist of costs for land, land improvements and capitalized real estate taxes and interest) related to Great Park Neighborhoods. Approximately $1.06 billion of this amount relates to properties that have been sold. The remaining amount ($1.07 billion) and any additional amounts incurred will be allocated, based on relative sales value, to individual parcels within Great Park Neighborhoods as homesites are sold.

The Great Park Venture budgets cash development costs on an annual basis. The preliminary budget for calendar year 2017 allocates approximately $516 million of cash for the development of Great Park Neighborhoods. These budgeted amounts are expected to be funded through a combination of available cash, cash flows from property sales and reimbursements from public financing, including CFDs or local, state and federal grants. The preliminary budget for 2017 has not been finalized and is subject to change by a material amount, due to, among other things, delays in construction or regulatory approvals, changes in inflation rates and other increases (or decreases) in costs. The Great Park Venture may also modify development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

The table below summarizes entitlement and development activity at Great Park Neighborhoods as of September 30, 2016:

							Entitlement Status (A)
Development Area	Acres (Approx.)	Homesites		Commercial Square Feet (Approx.) (B)		Actual or Anticipated Year of First Delivery	State & Federal Permits	General Plan / Zoning	VTTM	Final Map
Previously Sold
Pavilion Park	172	947		—		2013	✓	✓	✓	✓
Beacon Park	234	1,029		—		2014	✓	✓	✓	✓
Broadcom Commercial	79	—		2,000,000		2015	✓	✓	✓	✓
High School	43	—		—		2014	✓	✓	✓	✓
Parasol Park	85	727	(C)	—		2016	✓	✓	✓	✓
Development Area 7	278	840		—		2015
Development Area 1 West Affordable	13	323		—		2016	✓	✓	✓	✓

Subtotal	904	3,866		2,000,000
Available for Future Sale
Development Area 1 South	75		(D)		(D)	2018	✓	✓	✓
Development Area 1 West	80		(D)		(D)	2018	✓	✓	✓
Development Area 4 Residential (E)	200	1,102		—		2017	✓	✓	✓	✓
Development Area 4 Commercial	10		(D)		(D)	2019	✓	✓	✓	✓
Development Areas 2, 3, 5 and 6	852		(D)		(D)	2019	✓	✓

Subtotal	1,217	5,634		2,900,000

Community Total	2,121	9,500		4,900,000

(A)	“State and federal permits” are issued by state and federal resource agencies and generally refer to permits authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

A “general plan” is a county or city’s basic planning document that governs physical development and land uses within a county or city; in this case, the City of Irvine.

“Zoning” generally refers to the division of an area into zones for purposes of regulating the number and types of buildings and their uses.

“VTTM” is a vesting tentative tract map that approves the division of property into separate legal lots for sale or lease (subject to the satisfaction of specified conditions of approval) and, upon approval, confers a vested right to proceed with the subdivision development in accordance with the ordinances, policies and standards in effect at the time the application for the vesting tentative tract map was deemed complete.

“Final maps” regulate and control the design and improvements within subdivisions, and must substantially conform to previously approved vesting tentative tract maps. If the final map substantially conforms to the previously approved vesting tentative tract map and the conditions imposed, approval of a final map does not require any further discretionary approval. Under such circumstances, there is no discretion to deny the final map or place additional conditions on its approval.

(B)	Commercial square footage is subject to change based on ultimate use.
(C)	26 homesites are subject to an option agreement that is expected to close in December 2016.
(D)	The Great Park Venture has a vested right to develop 4,532 homesites (including approximately 512 affordable units) and 2.9 million square feet of commercial space within Development Areas 1 South, 1 West, 2, 3, 4 Commercial, 5 and 6, subject to the terms and requirements of the development agreement. The Great Park Venture has not yet allocated the aggregate number of homesites and commercial square feet to individual development areas.
(E)	Development Area 4 Residential may include a K-8 school, which would reduce its homesites by approximately 75.

Previously Sold

Pavilion Park. In May 2013, the Great Park Venture completed development of Pavilion Park, which includes 947 homesites, an approximately six acre park and a community center with a swimming pool, a greenhouse and a playground. In May 2013, the Great Park Venture sold 726 of the homesites in this development area to eight homebuilders for aggregate consideration of $337.6 million. An additional $19 million was received in connection with participation payments from builders. The grand opening event for home sales at Pavilion Park occurred in September 2013 and the 726 single-family detached homes, with sizes ranging from 1,878 square feet to 4,240 square feet, were approximately 98% sold out in March 2015, with prices ranging from $772,000 to $2,200,000. Pavilion Park will also include 221 affordable units that are being developed by a third-party partnership. The grand opening event for these affordable units occurred in November 2015.

Beacon Park. Beacon Park includes 1,029 homesites designed for single-family detached homes and single-family attached homes, with sizes ranging from approximately 1,450 square feet to approximately 4,700 square feet, as well as an approximately six acre park and a community center with a swimming pool. The Great Park Venture sold 921 homesites in December 2014 and the remaining 108 homesites in the second quarter of 2015. The homesites were sold to ten homebuilders for aggregate base consideration of $510.9 million, with the potential to receive from each homebuilder additional payments in the event that such homebuilder’s overall profitability of the homes built exceeds an agreed-upon margin. The grand opening for home sales at Beacon Park occurred in August 2015. Beacon Park will also include a new K-8 school, which the Irvine Unified School District broke ground on in April 2015 and anticipates completing in 2016.

Broadcom Commercial. In March 2015, the Great Park Venture sold Great Park Neighborhoods’ first parcels of commercial land to a subsidiary of Broadcom Corporation, one of Irvine’s largest employers. Broadcom Corporation’s subsidiary purchased approximately 73 net acres of commercial land and has broken ground on a research and development campus, which is planned for up to two million square feet of research and development and corresponding office space. Subsequent to the acquisition of the site, Broadcom Corporation announced that it entered into a merger agreement with Avago Technologies, which merger was completed in February 2016. The successor entity (now called Broadcom Limited) recently announced that it intends to sell all or a portion of the land it acquired, including the buildings currently under construction.

Parasol Park and Development Area 7. On October 6, 2015, the Great Park Venture completed the sale of Development Area 7, which includes 840 homesites, to a joint venture, in which Lennar owns a 50% interest, for $480 million (less an $8 million credit), of which $160 million was paid (or credited) at the closing and the remainder was collected on December 5, 2016. In Parasol Park, the Great Park Venture has sold 727 homesites (including 26 homesites that are subject to an option agreement expected to close in December 2016), generating consideration totaling $227 million.

Development Area 1 West Affordable Homesites. A total of 323 affordable housing homesites in Development Area 1 West have been conveyed by the Great Park Venture. On April 29, 2016, 82 family affordable homesites were sold. On June 6, 2016, 84 family affordable homesites were sold. On August 26, 2016, 157 senior affordable homesites were sold.

Available for Future Sale

Development Areas 1 South, 1 West, 2, 3, 4 Residential, 4 Commercial, 5 and 6. These development areas are expected to include an aggregate of approximately 5,634 homesites (including approximately 512 affordable units) and 2.9 million square feet of commercial space. Development Area 5 will also include Portola High School, which approximately 2,600 students are expected to attend. The Irvine Unified School District began construction of Portola High School in the fall of 2014, and it opened in August 2016.

Financing

The land at Great Park Neighborhoods is not subject to any material liens or encumbrances.

Other Properties

We own approximately 16,000 acres in Ventura County that are primarily used for agriculture and energy operations, as well as The Tournament Players Club at Valencia Golf Course, a private golf club located on 212 acres in Los Angeles County which is operated by a third-party. We also own approximately 500 acres of remnant commercial, residential and open space land in Los Angeles County that is planned to be sold or deeded to third parties over next five years. In addition, as of September 30, 2016, we had 153 homesites, on approximately 24 acres, remaining to be sold within a residential community in Sacramento, California.

Development Management Services

We provide development management services for each of our communities. We do not receive any fees for any development management services provided for Newhall Ranch, which is wholly owned by the operating company. However, we do receive fees for providing development management services for Great Park Neighborhoods and for providing certain (but not all) development management services for The San Francisco Shipyard and Candlestick Point, each of which has third party investors. In addition, we receive fees for providing development management services with respect to the Treasure Island and Concord communities.

The San Francisco Shipyard and Candlestick Point

For The San Francisco Shipyard and Candlestick Point, we have entered into (1) a development management agreement with affiliates of the Lennar-CL Venture to provide development management services for the parking structure, the film and arts center building and the approximately 334 multi-family homesites at Candlestick Point (the “Candlestick DMA”) and (2) a development management agreement with affiliates of the Lennar-CL Venture to provide development management services for the infrastructure, horizontal development and portions of the preliminary vertical design of the Phase 1 Land (the “Phase 1 DMA”). Under the Candlestick DMA, we are not entitled to receive any fee, but we are entitled to reimbursement for any development costs incurred. Under the Phase 1 DMA, we are entitled to receive an aggregate fee of $1,500,000, payable in monthly installments of $50,000, and reimbursement for any development costs incurred.

Great Park Neighborhoods

For Great Park Neighborhoods, we entered into an amended and restated development management agreement in connection with the formation transactions. Under the amended and restated development management agreement for the Great Park Venture, FP Inc., as the nominee for FP LP, oversees and directs all aspects of the management, operation, development and sale of properties at Great Park Neighborhoods in exchange for an initial monthly fee of $500,000, subject to adjustment for inflation. FP Inc. also receives bonuses based on the number of additional market rate homesites that GPV Subsidiary becomes entitled to build in Great Park Neighborhoods, subject to a cap of approximately $1.8 million. FP Inc. is also entitled to incentive compensation payments equal to (1) $43,101,255, plus (2) 9% of any distributions made by GPV Subsidiary, after certain returns of capital and other payments. The operating company, as the direct or indirect holder of all outstanding Class A partnership interests in FP LP, is entitled to receive all distributions paid by FP LP, except that holders of Class B partnership interests in FP LP are entitled to receive the initial distribution of $43,101,255, which is expected to be paid in January 2017, and any incentive compensation attributable to payments under a cash flow participation agreement acquired by the Great Park Venture prior to the closing of the formation transactions.

Treasure Island

We have entered into an agreement pursuant to which we will provide development management services with respect to the Treasure Island community, which is owned by a joint venture in which Lennar owns a 50% interest and is responsible for development management. Treasure Island is an approximately 405 acre mixed-use, master-planned community on Treasure Island and parts of Yerba Buena Island in the San Francisco Bay between San Francisco and Oakland. The Treasure Island community is being developed on the former site of the Treasure Island Navy Base and is currently designed to include approximately 8,000 homesites, approximately 450,000 square feet of commercial space, approximately 500 hotel rooms, approximately 300 acres of parks and public open space, a joint police/fire station, a school and other community facilities. Pursuant to the agreement for the Treasure Island community, we will be entitled to a fixed annual management fee of $3,600,000 and reimbursement for any development costs incurred.

Concord

We have entered into an agreement pursuant to which we will provide development management services with respect to the Concord community, which is an acquisition and development opportunity of an affiliate of Lennar. Concord is an approximately 500 acre mixed-use, master-planned community on the Concord Naval Weapons Station in Concord, the San Francisco Bay Area’s fourth-largest city. The Concord community is currently designed to include approximately 4,400 homesites, nearly 1.7 million square feet of commercial space, a school, two community centers and more than 100 acres of parks, open space and greenways. Infrastructure development is expected to begin sometime in 2018. Pursuant to the agreement for the Concord community, we are currently entitled to a fixed annual management fee of approximately $935,000, plus a variable monthly amount to reimburse us in full for development costs incurred by us for the Concord community, and the actual out-of-pocket salaries, bonuses, benefits, employment taxes and other costs associated with the personnel hired by us and dedicated to performing services under the development management agreement.

Competition

We compete with other residential, retail and commercial property developers in the development of properties in the Northern and Southern California markets. Significant factors which we believe allow us to compete effectively in this business include:

•	the size and scope of our mixed-use, master-planned communities;

•	the recreational and cultural amenities available within our communities;

•	the commercial centers in our communities;

•	our relationships with homebuilders; and

•	the proximity to major metropolitan areas.

Regulation

Entitlement Process

Land use and zoning authority is exercised by local municipalities through the adoption of ordinances, regulations or zoning codes to direct the use and development of private property by controlling the use, size, density and location of and access to developments on private land. Such ordinances, regulations or codes typically divide uses of land into two categories, permitted uses and discretionary uses. Permitted uses are presumptively permitted, while discretionary uses are subject to a discretionary approval process, usually involving an application, an environmental review and a public hearing with input from other locally affected property owners and stake holders. In order to grant a discretionary use entitlement, the municipality must find that the use does not negatively impact surrounding properties and may condition such an entitlement with special requirements or limitations unique to each individual case. We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder.

We have incurred significant costs and expenses over the last 10 to 15 years in order to obtain the primary entitlements (general plan and zoning approvals) for our communities. Once these primary entitlements are obtained, we continue to refine the master plan for each community by planning specific development areas and obtaining the necessary governmental approvals for a development area. Among other things, we typically need to obtain the following approvals for each development area: (1) approval of the subdivision maps (such as vesting tentative tract maps and parcels maps) that allow the land to be divided into separate legal lots for residential, commercial and other improvements; (2) approval of the improvement plans that set forth certain design, engineering and other elements of infrastructure, parks, homes, commercial buildings and other improvements; (3) approval of the final map that allows for the conveyance of individual homesites and commercial lots; and (4) any other discretionary approvals needed to construct, finance, sell, lease or maintain the homes or commercial buildings within a development area.

We may also need to obtain state and federal permits for land development activities in certain development areas, including, for example, permits and approvals issued by state and federal resource agencies authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

Development areas within our communities are at various stages of planning and development and, therefore, have received different levels of discretionary entitlements and approvals. In some cases, development areas have obtained entitlements and approvals allowing homes and commercial buildings to be built and sold, and in other cases development areas require further discretionary entitlements or approvals prior to the commencement of construction. In still other cases, our approvals have been challenged by third parties. For additional information on current legal challenges, see “—Legal Proceedings.” For additional information about the status of each development area within our communities, see “—Our Communities—Development Status.”

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate and clean up such contamination and liability for damage to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Such remaining contamination encountered during our construction and development activities also may require investigation or remediation, and we could incur costs or experience construction delays as a result of such discoveries.

Some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such substances. For example, oil and gas wells have formerly operated or are currently operating at Newhall Ranch. In certain cases, prior owners or operators have in the past investigated or remediated, or are currently investigating or remediating, such conditions, but contamination may continue to be present at these sites, and future remedial activities could delay or otherwise impede property development on sites where contamination is present.

In addition, The San Francisco Shipyard and Great Park Neighborhoods properties were formerly operated by the U.S. Navy as defense plants. As a result of these historic operations, portions of these properties have been or currently are listed on the USEPA’s National Priorities List as sites requiring cleanup under federal environmental laws. While investigation and cleanup activities have been substantially completed for Great Park Neighborhoods, significant future work is contemplated over the next few years for certain parcels within The San Francisco Shipyard, and such work could delay or impede future transfer of such parcels for development.

The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental values into their decision making processes by considering the environmental impacts of their proposed actions and reasonable alternatives to those actions. To meet NEPA requirements federal agencies prepare a detailed statement known as an Environmental Impact Statement (“EIS”). Additionally, all Department of Defense installations (such as The San Francisco Shipyard and former El Toro Marine Corps Air Base) selected for closure or realignment pursuant to the Base Closure and Realignment Acts of 1988 or 1990 and being considered for transfer by deed, and where a release or disposal of hazardous substances or petroleum products has occurred, are subject to an environmental review process and may not be transferred until a finding of suitability for transfer (“FOST”) is documented. In addition, our development projects are subject to CEQA, which is similar in scope to NEPA, and requires potential environmental impacts of projects subject to discretionary governmental approval to be studied by the California governmental entity approving the proposed projects. Projects with significant expected impacts require an EIR while more limited projects may be approved based on a Mitigated Negative Declaration. All of our development sites and projects have either been or continue to be investigated, remediated or reviewed (with documented EISs, FOSTs and EIRs, as applicable) in accordance with the above-described and other applicable environmental laws to determine the suitability of their proposed uses and to protect human health and the environment.

New or additional permitting requirements, new interpretations of requirements, changes in our operations or litigation or community objections over the adequacy of conducted reviews and other response and mitigation actions could also trigger the need for either amended or new reviews or actions, which could result in increased costs or delays of, modification of, or denial of rights to conduct, our development programs. For additional information about the status of each development area within our communities, see “—Our Communities—Development Status.” For additional information on current legal challenges to our Newhall Ranch development under environmental laws, see “—Legal Proceedings.”

When we identify conditions that require a response under environmental laws, we endeavor to address identified contamination or mitigate risks associated with such contamination as required (or ensure that such actions are taken by other parties, such as prior owners and operators); however, we cannot assure you that we will not need to take additional action, incur additional costs, or delay or modify our development plans to address these conditions or other environmental conditions that may be discovered in the future. As a result of the foregoing, we could potentially incur material liabilities.

We are also subject to a variety of other local, state, federal and other laws and regulations concerning the environment, including those governing air emissions, wastewater discharges and use and disposal of hazardous or toxic substances. The particular environmental laws that apply to any given property vary according to multiple factors, including the property’s location, its environmental conditions and the present and former uses of the property, as well as adjoining properties. These issues may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development activity in environmentally sensitive regions or areas. For example, in those cases where wetlands or an endangered or threatened species are impacted by proposed development, environmental rules and regulations can result in the restriction or elimination of development in such identified environmentally sensitive areas.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials, or ACM, and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (such as liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing ACM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, soils at The San Francisco Shipyard and Candlestick Point are known to contain naturally occurring asbestos, which must be managed, including through dust management plans. In the past, we have been subject to penalties for failure to monitor asbestos dust during development activities at The San Francisco Shipyard, and, although we endeavor to maintain (and to cause our contractors to maintain) compliance, we could incur such fines or penalties in the future.

FOST Process

The U.S. Navy is implementing its cleanup program at The San Francisco Shipyard pursuant to various federal laws and authorities. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) requires the U.S. Navy to remediate The San Francisco Shipyard in accordance with a federal facilities agreement entered into with the U.S. Environmental Protection Agency and the State of California, which sets forth procedures and timeframes for remedial decisions and deliverables. In accordance with the federal facilities agreement, the National Contingency Plan, 40 C.F.R. Part 300 and Department of Defense procedures, the U.S. Navy’s cleanup process involves (1) preparation of a series of reports documenting various investigative and remedial activities and (2) securing approval of those reports from the U.S. Environmental Protection Agency and the State of California. The remedial steps and related reports, each of which is subject to review, comment and approval, are as follows:

•	Preliminary Assessment/Site Inspection. This is an initial review of the site, including review of historical records and visual inspections. Limited sampling and analysis of soil, surface water and groundwater may also occur.

•

Remedial Investigation. The remedial investigation involves a closer look into each of the areas of concern identified in the preliminary assessment/site inspection, and involves collecting and analyzing samples of multiple media (soil, soil gas, sediment, groundwater, etc.). The remedial investigation addresses the nature and extent of contamination at each area of concern identified in the parcel. The remedial investigation also includes preparation of a Human Health Risk Assessment and an Ecological Risk Assessment, as appropriate. The Human Health Risk Assessment identifies the contaminants that could pose a health risk under different exposure scenarios and identifies potential numeric remediation goals.

•	Feasibility Study. The feasibility study evaluates the effectiveness, implementability and cost of various alternative remedial technologies that could be used to reduce site risk to acceptable levels, based on the results of the risk assessment and other data collected during the remedial investigation.

•	Proposed Plan. The proposed plan summarizes the findings of the remedial investigation and proposes a preferred remedial approach for each area of concern in the parcel based on the options evaluated in the feasibility study. This step includes a public meeting to provide the public with relevant information and an opportunity to comment on the preferred cleanup alternative.

•	Record of Decision. Once the U.S. Navy, the U.S. Environmental Protection Agency and the State of California select and approve the remedy for the parcel, the U.S. Navy documents and publishes the decision in the record of decision, which responds to all comments on the proposed plan.

•	Remedial Design. The remedial design sets forth details of how the remedies identified in the record of decision will be carried out. The remedial design includes a detailed engineering design for implementing, operating and maintaining the selected cleanup alternative. The U.S. Navy also distributes a fact sheet to the public before beginning work on the cleanup.

•	Remedial Action Work Plan/Remedial Action Implementation. The U.S. Navy conducts remedial action in accordance with an approved remedial action work plan, which is based on the remedial design.

•	Remedial Action Completion Report. Once complete, the cleanup is documented in a remedial action completion report.

•	FOST. Prior to conveyance of real property, CERCLA requires the U.S. Navy to remediate hazardous substances to a level consistent with the protection of human health and the environment. Following the completion and approval of the remedial action completion report, the U.S. Navy documents its findings that such remediation has occurred, and that the property is suitable for transfer, consistent with all applicable laws and authorities, in a FOST.

At The San Francisco Shipyard and Candlestick Point, approximately 410 acres will not be conveyed until the U.S. Navy satisfactorily completes its finding of suitability to transfer process, which involves multiple levels of environmental and governmental investigation, analysis, review, comment and approval. Based on currently available information, we expect the parcels planned primarily for revenue-generating development to be delivered by the U.S. Navy in 2017 (approximately 90 acres) and 2018 (approximately 140 acres). Based on currently available information, we expect the remainder of the property, which is planned primarily for use as open space and parks, to be delivered in 2019 (approximately 50 acres) and 2022 (approximately 130 acres). With respect to the properties scheduled for transfer in 2017 and 2018, the remedial action workplans are complete and the U.S. Navy is in the process of final implementation of the remedial actions.

It is possible that the FOST process could delay or impede the scheduled transfer of these parcels, which would in turn delay or impede our future development of such parcels.

Legal Proceedings

California Department of Fish and Wildlife Permits

In December 2010, the California Department of Fish and Wildlife (“CDFW”) issued a Master Streambed Alteration Agreement (“MSAA”) and two Incidental Take Permits (“ITPs”) for endangered species, and certified the final Environmental Impact Report (“EIR”) portion of the Newhall Ranch Environmental Impact Statement/

EIR (“EIS/EIR”). The EIS/EIR was a document jointly prepared by CDFW and the U.S. Army Corps of Engineers (the “Corps”). The Corps prepared and approved the EIS portion of the joint document under the National Environmental Policy Act (“NEPA”). CDFW prepared and certified the EIR portion of the EIS/EIR under the California Environmental Quality Act (“CEQA”). In January 2011, five petitioners filed a complaint in Los Angeles County Superior Court (the “Superior Court”) challenging the issuance of the MSAA and ITPs and certification of CDFW’s Final EIR under CEQA, the California Endangered Species Act (“CESA”) and the Fish and Game Code. After a trial court ruling and an appeal, the Second District Court of Appeal (“Court of Appeal”) ultimately upheld CDFW’s certification of the EIR and issuance of the MSAA and ITPs. Thereafter, the California Supreme Court (the “Supreme Court”) granted review on three issues and after issuing an opinion, remanded the case to the Court of Appeal.

In a decision filed in November 2015, the Supreme Court reversed the judgment of the Court of Appeal on the three issues. The Supreme Court’s decision became final in February 2016, after that court denied the petitioners’ and our respective petitions for rehearing. The three issues addressed by the Supreme Court were: (i) the EIR’s greenhouse gas (“GHG”) emissions significance findings, (ii) the EIR’s mitigation measures for a protected fish species (“Stickleback”) and (iii) the timeliness of comments on impacts to cultural resources and steelhead smolt (another fish species). With respect to the GHG issue, the Supreme Court approved the EIR’s methodology analyzing the significance of the project’s GHG emissions in terms of reductions from projected “business as usual” emissions consistent with the statewide reduction mandate in California’s Global Warming Solution Act of 2006 (“AB 32”) and the baseline methodology used in the EIR’s GHG analysis. However, the Supreme Court held that the GHG analysis lacked substantial evidence and explanation of the project’s no significant GHG findings. For that reason, the Supreme Court directed that the GHG emissions findings be corrected. On the second issue, the Supreme Court held the EIR mitigation measures for Stickleback violated the Fish and Game Code section 5515 prohibition on the “take” of fully-protected fish. On the third issue, the Supreme Court held that certain comments on cultural resources and steelhead smolt were timely submitted and remanded these issues to the Court of Appeal to reexamine the merits of the cultural resources and steelhead issues and issue a new decision on whether substantial evidence supported CDFW’s determinations on these issues.

As to the first two issues above, the Supreme Court decision requires CDFW to reevaluate its project approvals (as they relate to these specific issues) in accordance with the Supreme Court’s holding and to complete an additional environmental analysis, public review, and certification under CEQA. On November 3, 2016, CDFW released for public review the draft additional environmental analysis in response to the Supreme Court’s decision. We will continue to work and consult with CDFW to review and analyze any comments received during this public review period and to complete the regulatory process and certification of the additional analysis under CEQA.

As to the third issue, in July 2016, after the remand, the Court of Appeal reexamined the merits of the petitioners’ cultural resources and steelhead smolt issues and ruled in favor of CDFW and us by finding substantial evidence to support CDFW’s decisions as to these issues. Further, the Court of Appeal denied a petition for rehearing, and after a petition for review was filed, the Supreme Court denied review. In November 2016, the Court of Appeal issued a remittitur, which means the case is complete and the trial court now has jurisdiction to issue post-decision orders, consistent with the Supreme Court’s and the Court of Appeal’s decisions.

CDFW has released for public review the draft additional environmental analysis and the corresponding development plan in response to the two remaining issues raised by the Supreme Court. The additional analysis contemplates specific mitigation measures and project design features that (1) reduce, mitigate and offset 100 percent of the net GHG emissions from the Newhall Ranch project and (2) avoid harm or other significant adverse effects to Stickleback. While the Supreme Court’s ruling may result in us having to pay certain attorneys’ fees or costs, the development plan for the Newhall Ranch project described in the additional environmental analysis released by CDFW does not contemplate a reduction in the number of homesites or amount of commercial square feet we desire to develop.

Landmark Village

The Los Angeles County Board of Supervisors (the “BOS”) certified the final EIR and adopted project approvals for Newhall Ranch’s Landmark Village development area in October 2011, and approved the vesting tentative map, general, specific and local plan amendments and various project permits and other authorizations in February 2012. In March 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws. In January 2014, the Superior Court issued a favorable Statement of Decision, which denied petitioners’ request and upheld the BOS approvals and in April 2015, the Court of Appeal reaffirmed the Superior Court’s decision in full. In August 2015, the Supreme Court granted the petitioners’ request to review the GHG issue, but ordered that the action be deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action discussed above.

In March 2016, the Supreme Court transferred the case to the Court of Appeal, and in November 2016, the Court of Appeal issued a new decision reversing the trial court judgment to the sole extent that the EIR did not support its no significant GHG impact finding with substantial evidence. The Court of Appeal also held that the petitioners’ amended petition and complaint is to be denied in all other respects. Once the remittitur is issued (returning jurisdiction to the trial court), the case will be complete and the trial court will issue post-decision orders, consistent with the Supreme Court’s GHG holding and the Court of Appeal’s decision.

The County of Los Angeles has released for public review the draft additional environmental analysis for the Landmark Village EIR in response to the Supreme Court’s GHG holding. The Landmark Village development plan and additional analysis contemplate specific mitigation measures and project design features intended to reduce, mitigate and offset 100 percent of the net GHG emissions from the Landmark Village project. While the Supreme Court’s GHG holding may result in us having to pay certain attorneys’ fees or costs, the development plan for the Landmark Village project described in the additional environmental analysis released by the County of Los Angeles does not contemplate a reduction in the number of homesites or amount of commercial square feet we desire to develop.

Mission Village

In October 2011, the BOS certified the final EIR and provisionally approved Newhall Ranch’s Mission Village development area subject to review of the project’s approval documents, findings, overriding considerations, and mitigation monitoring. On May 15, 2012, the BOS adopted the project approval documents, including the vesting tentative map, permits and other authorizations. In June 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that the County of Los Angeles violated CEQA, the Subdivision Map Act and state planning and zoning laws. In June 2014, the Superior Court issued a favorable Statement of Decision, which denied the petitioners request and upheld the BOS approvals, and in September 2015, the Court of Appeal affirmed the Superior Court’s decision in full. In December 2015, the Supreme Court granted the petitioners’ request to review the GHG issue, but ordered that the action be deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action discussed above.

In March 2016, the Supreme Court transferred the case to the Court of Appeal, and on December 1, 2016, the Court of Appeal issued a new decision reversing the trial court judgment to the sole extent that the EIR did not support its no significant impact greenhouse gas finding with substantial evidence and a reasoned discussion. The Court of Appeal affirmed the trial court judgment in all other respects. Once the Court of Appeal issues the remittitur (returning jurisdiction to the trial court), the case will be complete and trial court will issue post-decision orders, consistent with the Supreme Court’s GHG holding and the Court of Appeal’s decision.

The County has released for public review draft additional environmental analysis for the Mission Village EIR in response to the Supreme Court’s GHG holding. The Mission Village development plan and additional analysis contemplate specific mitigation measures and project design features intended to reduce, mitigate, and offset 100 percent of the net GHG emissions from the Mission Village project. While the Supreme Court’s ruling may result in us having to pay certain attorneys’ fees or costs, the development plan for the Mission Village project described in the additional environmental analysis released by the County does not contemplate a reduction in the number of homesites or amount of commercial square feet we desire to develop.

Other Permits

On August 31, 2011, the Corps approved the EIS portion of the joint EIS/EIR and issued its provisional Section 404 Clean Water Act authorization (the “Section 404 Permit”) for Newhall Ranch. On September 14, 2012, the Los Angeles Regional Water Quality Control Board (the “Regional Board”) unanimously adopted final section 401 conditions and certified the Section 404 Permit. On October 12, 2012, opponents filed a petition for review and reconsideration of the Regional Board’s actions to the State Water Resources Control Board (the “State Board”). The State Board has not determined whether to accept or deny the petition; however, the Regional Board actions remain valid while the petition is under review by the State Board. On October 19, 2012, after consulting with the USEPA, the Corps issued the Section 404 Permit.

On March 6, 2014, five plaintiffs filed a complaint against the Corps and the USEPA in the U.S. District Court, Central District of California (Los Angeles) (the “U.S. District Court”). The complaint alleges that these federal agencies violated various statutes, including the Clean Water Act, NEPA, the Endangered Species Act and the National Historic Preservation Act in connection with the Section 404 Permit and requests, among other things, that the U.S. District Court vacate the Corps’ approvals related to the Section 404 Permit and prohibit construction activities resulting in the discharge of dredged or fill material into federal waters until the Corps issues a new permit. We were granted intervenor status by the U.S. District Court in light of our interests as the landowner and holder of the Section 404 Permit. In September 2014, the U.S. District Court issued an order granting motions to dismiss the USEPA from this action. The dispositive cross-motions for summary judgment were then filed and briefing was completed on May 18, 2015. The U.S. District Court reviewed and resolved all claims in the case by summary judgment following a hearing held on June 29, 2015. On June 30, 2015, the U.S. District Court issued a favorable order granting the Corps’ and our motions for summary judgment and denying plaintiff’s summary judgment motion. On September 1, 2015, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit (the “Ninth Circuit”). The Ninth Circuit briefing is completed. Oral argument is currently calendared for February 10, 2017.

Until a decision has been made by the Ninth Circuit, we cannot predict the outcome of this matter. The monetary impact of an adverse Ninth Circuit ruling, if any, cannot be estimated at this time. Although this federal court proceeding does not include any monetary damage claims, it could result in the need to reassess certain elements of the project’s potential impacts and modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch. An adverse ruling could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop Newhall Ranch or a development area within Newhall Ranch, as well as result in additional defense costs or settlement costs which may not be covered by insurance. An adverse ruling might also require us to pay attorneys’ fees and court costs and modify the development plan for Newhall Ranch, which could reduce the number of homesites or amount of commercial square feet we desire to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project.

Valencia Water Company

In December 2012, we sold all of the shares of Valencia Water Company through an eminent domain settlement agreement to Castaic Lake Water Agency (the “CLWA”). Valencia Water Company was a privately-owned water retailer serving portions of the Santa Clarita Valley that was regulated by the California Public Utilities Commission (“CPUC”).

In February 2013, a local environmental group called the Santa Clarita Organization for Planning and the Environment (“SCOPE”) filed a lawsuit in the Superior Court seeking to invalidate the eminent domain settlement agreement based on a range of claims, including: (1) the CLWA is unlawfully providing retail water service in violation of the CLWA’s enabling act and (2) the CLWA unlawfully acquired and owns Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. The Superior Court rejected those claims and entered judgment upholding the eminent domain settlement in April 2015, which was upheld on appeal by the Court of Appeal in an opinion issued in July 2016. SCOPE subsequently filed a petition for review by the California Supreme Court, which the Supreme Court denied in November, 2016 and as a result of such denial the Superior Court’s April 2015 judgment upholding the eminent domain settlement agreement is now final.

In April 2014, the Newhall County Water District (“NCWD”), a local water retailer in the Santa Clarita Valley, filed a lawsuit in the Superior Court against the CLWA alleging the same claims as those brought by SCOPE in the action described above that is now final, namely that (1) the CLWA is unlawfully providing retail water service in violation of the CLWA’s enabling act; and (2) the CLWA unlawfully acquired and owns Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. NCWD’s writ petition/complaint seeks a writ of mandate: (1) directing the CLWA to stop providing retail water service through Valencia Water Company; and (2) directing the CLWA to divest itself of Valencia Water Company’s stock. The petition/complaint also seeks declaratory relief regarding unlawful retail water service and unlawful acquisition and holding of Valencia Water Company’s stock. We were not named as a party to the lawsuit, but intervened to assist the CLWA in defending these challenges to the eminent domain settlement agreement. The CLWA and we filed a motion for judgment on the pleadings based on the contention that the claims alleged in NCWD’s lawsuit are the same ones alleged in the earlier SCOPE lawsuit, which were denied by the April 2015 judgment entered in the SCOPE lawsuit. That motion was scheduled for hearing on December 3, 2015. On December 1, 2015, the CLWA, NCWD and we filed a stipulation to stay this lawsuit until March 1, 2016, to allow settlement discussions initiated by the CLWA. On December 2, 2015, the court issued an order staying the case until March 1, 2016, which has now been extended by the court through December 31, 2016.

In addition to the complaints filed in the Superior Court, in January 2013, a complaint was filed at the California Public Utilities Commission (“CPUC”) against Valencia Water Company and the CLWA by SCOPE and another environmental group alleging that the eminent domain settlement agreement required CPUC approval. In September 2013, we became a party to the proceedings to assist the CLWA in defending this complaint challenging the eminent domain settlement agreement. In February 2014, the CPUC adopted its final decision determining that it no longer has jurisdiction to regulate Valencia Water Company following acquisition of all its shares by the CLWA. The CPUC decertified the Valencia Water Company as a public utility and dismissed all complaints that were pending before the CPUC. Before the final determination of the lawsuit filed by SCOPE that upheld the eminent domain settlement agreement, we filed a request for rehearing to appeal the CPUC’s decision to decertify the Valencia Water Company as a public utility and asking that the CPUC maintain jurisdiction over Valencia Water Company. The request for rehearing is still pending at our request and we will determine whether to dismiss the request given the final determination of the lawsuit brought by SCOPE or whether to continue to request that the CPUC defer the request for rehearing until final resolution of the NCWD lawsuit.

Employees

We have approximately 180 employees, including 12 employees related to our agricultural operations.

Insurance

We maintain comprehensive insurance coverage for general liability, property, workers’ compensation and other risks on all of our properties and operations. Our management believes that such insurance provides adequate coverage.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers following this offering:

Name	Age	Position
Emile Haddad	58	Chairman, President, Chief Executive Officer and Director
Erik R. Higgins	49	Chief Financial Officer and Vice President
Michael Alvarado	50	Chief Legal Officer, Vice President and Secretary
Michael White	54	Treasurer, Vice President and Assistant Secretary
Lynn Jochim	53	Executive Vice President
Greg McWilliams	65	Regional President—Southern California
Kofi Bonner	60	Regional President—Northern California
Rick Beckwitt	57	Director
Kathleen Brown	70	Director
William Browning	63	Director
Evan Carruthers	37	Director
Jonathan Foster	56	Director
Gary Hunt	67	Director
Jon Jaffe	57	Director
Stuart A. Miller	59	Director
Michael Rossi	72	Director
Michael Winer	60	Director

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified, or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers. In addition to the directors listed above, Joshua Kirkham and Daniel Pine currently serve on our board of directors but will resign prior to the closing of this offering.

The following is a biographical summary of the experience of our directors and executive officers following this offering.

Emile Haddad. Mr. Haddad has been our President and Chief Executive Officer and Chairman of our board of directors since May 2016. Mr. Haddad has been a member of our board since 2009. From 2009 until May 2016, Mr. Haddad was President and Chief Executive Officer of the management company, which he co-founded. In this capacity, Mr. Haddad has been primarily responsible for investing in and managing the planning, development and operational activities for Great Park Neighborhoods, Valencia, Newhall Ranch and The San Francisco Shipyard and Candlestick Point. Prior to co-founding the management company in 2009, Mr. Haddad served as the Chief Investment Officer of Lennar, one of the nation’s largest homebuilders, where he was in charge of the company’s real estate investments and asset management. In this capacity, Mr. Haddad led the acquisition, capitalization and development of Great Park Neighborhoods, Newhall Ranch and The San Francisco Shipyard and Candlestick Point. Mr. Haddad served as the Chief Investment Officer of Lennar when a joint venture between Lennar and LNR, which owned Newhall Land & Farming, commenced proceedings under Chapter 11 of the Bankruptcy Code. As part of the reorganization, the creditors selected Mr. Haddad to lead the newly formed management company. Mr. Haddad serves as Chair of the Board of Trustees at the University of California, Irvine Foundation. He is on the Real Estate Advisory Boards of the University of California, Irvine and the University of California, Berkeley. He is also a member of the USC Price Planning Program Advisory Board and the USC Lusk Center for Real Estate Executive Committee. In addition, Mr. Haddad serves on the board of directors of PBS (Public Broadcasting System) So-Cal and Claremont Graduate University. Mr. Haddad

received a civil engineering degree from the American University of Beirut. Mr. Haddad was selected to serve on our board of directors based on his executive management experience in the real estate industry, his comprehensive knowledge of our business and our operations and his proven ability to successfully execute large-scale development projects.

Erik R. Higgins. Mr. Higgins is our Chief Financial Officer and Vice President and has been since May 2016. From September 2015 to May 2016, Mr. Higgins was Chief Financial Officer of the management company. For more than ten years prior to joining the management company, Mr. Higgins was Senior Vice President—National Finance of Lennar, where he was responsible for Lennar’s project-level financing and joint venture asset management. In this capacity, Mr. Higgins has overseen Lennar’s investment in us, the Great Park Venture and the San Francisco Venture. Prior to the acquisition of Newhall Land & Farming in 2004, Mr. Higgins was at Newhall Land & Farming, a public company, with shares traded on the NYSE, for 12 years, most recently as Treasurer and a member of Newhall Land & Farming’s management committee. Mr. Higgins holds a Bachelor of Arts degree in Economics from the University of California at Santa Barbara and an MBA from the University of Southern California.

Michael Alvarado. Mr. Alvarado has been our Chief Legal Officer, Vice President and Secretary since May 2016. From 2011 until May 2016, Mr. Alvarado served as General Counsel for the management company. In this capacity, he has actively managed all outside counsel and legal affairs for the management company, including leading the sales effort for residential and commercial land sales within the communities managed by the management company. Prior to joining the management company, Mr. Alvarado was a Partner for 11 years at Allen Matkins Leck Gamble Mallory & Natsis LLP, a California-based law firm that has routinely been rated as the top real estate firm in California by Chambers USA, where he represented public and private real estate companies, operators and financial institutions in real estate development activities and transactions throughout the country. Mr. Alvarado is a member of the California and Orange County Bar Associations, and served for many years on the Executive Committee of NAIOP SoCal. Mr. Alvarado received a bachelor’s degree in Political Science from the University of California, Los Angeles and a Juris Doctor from Stanford Law School.

Michael White. Mr. White has been our Treasurer, Vice President and Assistant Secretary since May 2016. From September 2015 to May 2016, Mr. White was Treasurer of the management company. From 2009 until September 2015, Mr. White was Chief Financial Officer of the management company. In this capacity, Mr. White has overseen the administrative, financial, risk management and financial reporting operations of the management company. Prior to joining the management company, Mr. White worked for Lennar for 11 years, most recently as its Executive Vice President of Asset Management, overseeing asset management and joint venture financing. Before joining Lennar, Mr. White worked at KPMG Peat Marwick as a Manager in their Real Estate Consulting Group. Mr. White is on the board of the Lennar Charitable Housing Foundation and is active in other local charities. Mr. White holds a Bachelor of Science degree in Hospitality Management from the University of Nevada, Las Vegas.

Lynn Jochim. Ms. Jochim has been our Executive Vice President since May 2016. From 2009 until May 2016, Ms. Jochim worked for the management company, being principally responsible for Great Park Neighborhoods and in 2010, she became Executive Vice President of the management company. Prior to moving to Orange County to join the management company, Ms. Jochim worked for Lennar for 10 years, including as President of Lennar Communities in the San Francisco Bay Area. Before joining Lennar, Ms. Jochim worked for Ernst & Young San Francisco Real Estate Consulting, where her assignments included financial and feasibility analysis for base reuse projects in the San Francisco Bay Area and corporate real estate analysis for Fortune 500 companies. In the early 1990s, Ms. Jochim founded and was president of a minority and women-owned business that contracted with the Resolution Trust Corporation and successfully managed and disposed of a large portfolio of commercial and hotel assets, as well as loans. Ms. Jochim has previously served on the board of the Oakland Children’s Hospital and as a president and board member of the Building Industry Association (BIA) in northern California. She also founded the BIA Women’s Education Council. She currently serves on the board of the Orange County Business Council. Ms. Jochim received a Bachelor of Science degree in Business from California State University, Sacramento with an emphasis in real estate, land use and finance.

Greg McWilliams. Mr. McWilliams has been our Regional President—Southern California since May 2016. From 2004 until May 2016, Mr. McWilliams was President of Newhall Land & Farming. In this capacity, he has managed the entitlement and development of the final planning phases of Valencia and has overseen the entitlement and planning of Newhall Ranch. Mr. McWilliams served as President of Newhall Land & Farming when a joint venture between Lennar and LNR, which owned Newhall Land & Farming, commenced proceedings under Chapter 11 of the Bankruptcy Code. Prior to joining Newhall Land & Farming, Mr. McWilliams was at Lennar, most recently as Regional President of Lennar Urban Communities in California and as President of Lennar Communities in the Bay Area, where he managed complex development projects involving the transfer of military bases. Mr. McWilliams currently serves as Chairman of the California Business Properties Association (CBPA) in Sacramento and Chairman of the Southern California Association of Governments. He also serves on the Executive Board and is former Chairman of the Southern California Leadership Council (SCLC) and serves on the Board of Directors of the State of California Chamber of Commerce, the Building Industry Association and the Santa Clarita Valley Economic Development Corporation. He recently joined the Board of Trustees of the Cal Arts Institute. Mr. McWilliams received a bachelor’s degree from the University of Redlands and a law degree from Western State University.

Kofi Bonner. Mr. Bonner has been our Regional President—Northern California since May 2016. From 2005 until May 2016, Mr. Bonner was President of Lennar Urban, a division of Lennar. In this capacity, Mr. Bonner has overseen all land acquisition and urban development activities for Lennar in San Francisco, including The San Francisco Shipyard and Candlestick Point and the Treasure Island community. Prior to joining Lennar, Mr. Bonner served as Regional Director and Executive Vice President of MBNA from 2004 to 2005, and as Executive Vice President and Chief Administrative Officer for the Cleveland Browns from 1998 to 2004, where he was responsible for business affairs and directed the construction of the Cleveland Browns Stadium. Mr. Bonner is a non-resident Senior Fellow and Member of the Brookings Institution. He is also a Commissioner on the University of Virginia’s Miller Center Commission on Infrastructure and the Middle Class, is on the Advisory Council of the UC Berkeley College of Environmental Design and serves on the board of the Bay Area Council. Mr. Bonner received a Bachelor of Science degree from the University of Science and Technology in Ghana and a master’s degree in City Planning and Architecture from the University of California, Berkeley.

Rick Beckwitt. Mr. Beckwitt has been a member of our board since May 2016. Mr. Beckwitt has been the President of Lennar, one of the nation’s largest homebuilders, since April 2011. Before that he served as Executive Vice President of Lennar from March 2006 to 2011. As Lennar’s Executive Vice President and then as Lennar’s President, Mr. Beckwitt has been involved in all operational aspects of Lennar. Mr. Beckwitt is one of three directors designated by Lennar, which is our largest investor. See “Principal Shareholders.” Mr. Beckwitt served on the board of directors of D.R. Horton, Inc., a homebuilder, from 1993 to November 2003. From 1993 to March 2000, he held various executive officer positions at D.R. Horton, including President of the company. Mr. Beckwitt was selected to serve on our board of directors because of his strong business and leadership experience and his service as a director of a publicly traded homebuilding company. Since September 2014, Mr. Beckwitt has served as a director of Eagle Materials Inc., a manufacturer and distributor of building materials, and currently serves on its audit committee.

Kathleen Brown. Kathleen L. Brown has been a member of our board since May 2016. She is a partner of the law firm Manatt, Phelps & Phillips, LLP. Prior to joining Manatt in September 2013, she worked at Goldman Sachs Group, Inc., a global investment banking and securities firm, in various leadership positions over the last 12 years. From 2011 to 2013, Ms. Brown served as the chairman of investment banking for Goldman’s Midwest division in Chicago and was managing director and head of the firm’s Los Angeles-based western region public sector and infrastructure group from 2003 to 2011. From 1995 to 2000, Ms. Brown was a senior executive at Bank of America where she served in various positions, including President of the Private Bank. She served as California state treasurer from 1991 to 1995. Ms. Brown currently serves on the boards of directors of Sempra Energy, the National Park Foundation and the California Chamber of Commerce, and is a former director of Forestar Group Inc. She is a member of the Stanford Center on Longevity Advisory Board, the Council on Foreign Relations, the Investment Committee for the Annenberg Foundation and the UCLA Medical Center

Advisory Board. Ms. Brown has extensive experience in both the public and private financial sectors, as well as in-depth knowledge of California government processes. Her knowledge of the law and experience as a partner at Manatt gives her insight into the effect of laws and regulations on our businesses. This combination of public and private financial experience, legal experience and public service in the State of California makes her a valuable member of our board.

William Browning. William L. Browning has been a member of our board since May 2016. Mr. Browning has dedicated his time to serving on boards of directors since January 2012. From 1999 to January 2012, Mr. Browning was a senior client service partner at Ernst & Young LLP, a global leader in assurance, tax, transaction and advisory services. From 2008 to 2012, Mr. Browning served as the managing partner for Ernst & Young LLP’s Los Angeles office, which at the time of his departure was Ernst & Young LLP’s second largest practice in the Americas and the largest public accounting firm in Los Angeles with over 1,200 professionals and over $400 million in annual revenues. Mr. Browning’s extensive industry sector experience includes: real estate and REITs, financial services (commercial banks, asset management, consumer finance, credit card and mortgage companies), private equity, energy (upstream/downstream, refining and natural gas), engineering and construction, and technology. Before joining Ernst & Young LLP, Mr. Browning began his professional career with Arthur Andersen & Co. in 1976, where he was admitted to partnership in 1987 and named office managing partner of its Oklahoma office in 1994. At Arthur Andersen & Co. in Oklahoma and in Los Angeles, California, Mr. Browning served clients in a wide variety of industries and led the firm’s domestic banking practice and regulatory compliance practice. Mr. Browning also serves on the board of directors of (i) Ares Commercial Real Estate Corporation, a specialty finance company that is primarily focused on directly originating, managing and servicing a diversified portfolio of commercial real estate debt-related investments, (ii) McCarthy Holdings, the holding company for McCarthy Building Companies, Inc., one of the top 10 U.S. commercial builders and the oldest American construction company, (iii) Parsley Energy, Inc., an independent oil and natural gas company, (iv) Community Bank, a Regional Business Bank based in Pasadena, California, and (v) Blackbrush Oil and Gas LP, an independent oil and gas exploration and development company. Mr. Browning is also an adjunct professor at Southern Methodist University in Dallas, Texas. Mr. Browning volunteers on the board of CARE, a non-profit organization focused on assisting young adults with chemical abuse issues, as well as on the Dallas Summer Musicals board. Mr. Browning holds a B.B.A. from the University of Oklahoma and is a certified public accountant in Oklahoma, California and Texas. Mr. Browning’s experience in accounting and auditing, including in the real estate and REIT industries, provides our board of directors and, specifically, the audit committee, with valuable knowledge, insight and experience in such matters.

Evan Carruthers. Mr. Carruthers has been a member of our board since 2009. Mr. Carruthers has been with Castlelake, a private equity firm he co-founded in partnership with managing partner Rory O’Neill, as a partner and portfolio manager since 2005. In 2014, Mr. Carruthers was named managing partner of Castlelake. Mr. Carruthers is responsible for the firm’s global investment activities across all asset classes, guiding the firm’s relationship-driven approach and supervising all investment teams at Castlelake. Mr. Carruthers was designated to serve on our board by Castlelake. Prior to founding Castlelake, Mr. Carruthers was an investment manager with Cargill Value Investment, which is now Carval Investors (“CVI”), for three years, where he was responsible for corporate and asset-based investments in North America. Prior to joining CVI, Mr. Carruthers worked for Piper Jaffray, a Minneapolis-based investment banking firm, for three years in several capacities. Mr. Carruthers received a Bachelor of Arts degree from the University of St. Thomas, St. Paul, Minnesota in Business Administration. Mr. Carruthers was selected to serve on our board of directors because of his strong business acumen and strong record of success in corporate and asset-based investments.

Jonathan Foster. Mr. Foster has been a member of our board since May 2016. Mr. Foster has served as Managing Director of Current Capital LLC, a private equity investing and management services firm, since 2008. Previously, from 2007 until 2008, Mr. Foster served as a Managing Director and Co-Head of Diversified Industrials and Services at Wachovia Securities. From 2005 until 2007, he served as Executive Vice President—Finance and Business Development of Revolution LLC. From 2002 until 2004, Mr. Foster was a Managing Director of The Cypress Group, a private equity investment firm and from 2001 until 2002, he served as a Senior

Managing Director and Head of Industrial Products and Services Mergers & Acquisitions at Bear Stearns & Co. From 1999 until 2000, Mr. Foster served as the Executive Vice President, Chief Operating Officer and Chief Financial Officer of Toysrus.com, Inc. Previously, Mr. Foster was with Lazard, primarily in mergers and acquisitions, for over ten years, including as a Managing Director. Mr. Foster is also a director of Lear Corp., Masonite International Corporation, Berry Plastics and Chemtura Corporation. Mr. Foster was previously a member of the boards of directors of Sabine Oil & Gas and Smurfit-Stone Container Corporation. Mr. Foster has a bachelor’s degree in Accounting from Emory University, a master’s degree in Accounting & Finance from the London School of Economics and has attended the Executive Education Program at Harvard Business School. Mr. Foster was selected to serve on our board of directors because of his extensive experience in equity investing and serving as an officer and director of public and private companies.

Gary Hunt. Mr. Hunt has been a member of our board since May 2016. Mr. Hunt has over 30 years of experience in real estate. He spent 25 years with the Irvine Company, one of the nation’s largest master planning and land development organizations, serving 10 years as its Executive Vice President and as a member of its Board of Directors and Executive Committee. Mr. Hunt led the Irvine Company’s major entitlement, regional infrastructure, planning, legal and strategic government relations, as well as media and community relations activities. As a founding Partner in 2001 and now the Vice Chairman of California Strategies, LLC, Mr. Hunt serves as a Senior Advisor to the largest master-planned community and real estate developers on the west coast, including the management company, Tejon Ranch, DMB Pacific Ventures, Lennar and Lewis Group of Companies. Mr. Hunt currently serves as lead independent director at William Lyon Homes, chairs its governance committee and is a member of its audit and compensation committees. Mr. Hunt also currently serves on the boards of Glenair Corporation and University of California, Irvine Foundation and is Chairman of CT Realty. He was the founding chairman of Kennecott Land Company’s Advisory Board, formerly a Senior Advisor to Strategic Hotels and Resorts REIT and Inland American Trust REIT, and was a member and lead independent director of Grubb & Ellis Corporation and for sixteen months served as interim President and CEO. Mr. Hunt was selected to serve on our board of directors because of his government, public policy and major land use planning, entitlement and development experience.

Jon Jaffe. Mr. Jaffe has been a member of our board since 2009. Mr. Jaffe has served as Vice President of Lennar, one of the nation’s largest homebuilders, since 1994 and has served as Lennar’s Chief Operating Officer since December 2004. Before that time, Mr. Jaffe served as a Regional President in Lennar’s homebuilding operations. Additionally, prior to his appointment as Chief Operating Officer, Mr. Jaffe served on the board of directors of Lennar from 1997 through June 2004. He has had principal responsibility for Lennar’s activities in California and elsewhere in the western United States. Mr. Jaffe is one of three directors designated by Lennar, which is our largest investor. See “Principal Shareholders.” Mr. Jaffe was selected to serve on our board of directors because of his extensive experience in the operational aspects of our industry and his experience serving as a director of a publicly traded homebuilding company.

Stuart A. Miller. Mr. Miller has been a member of our board since May 2016. Mr. Miller has served as a director of Lennar, one of the nation’s largest homebuilders, since April 1990 and has served as Lennar’s Chief Executive Officer since April 1997. Mr. Miller also served as President of Lennar from April 1997 to April 2011. Mr. Miller is one of three directors designated by Lennar, which is our largest investor. From 1997 until 2005, Mr. Miller served as chairman of the board of directors of LNR. Mr. Miller serves as Chairman of the Board of Trustees of the University of Miami. As of February 16, 2016, Mr. Miller and his family owned shares of Lennar common stock entitling him to cast 43.4% of the combined votes that could be cast by all holders of Lennar common stock. Lennar is our largest investor. See “Principal Shareholders.” Mr. Miller was selected to serve on our board of directors because of his vast knowledge of the real estate industry and his extensive experience serving as a director of Lennar.

Michael Rossi. Michael Rossi has been a member of our board since May 2016. Mr. Rossi has been the chairman of Shorenstein Properties LLC since 2015. Prior to assuming the role of chairman, Mr. Rossi was a founding member of the company’s advisory board and served as a consultant to the company from 1994 to

2015, focusing on succession planning, business planning, compensation practices and organizational development. Mr. Rossi is a retired vice chairman of BankAmerica Corporation, serving from 1993 to 1997. Prior to serving as vice chairman, Mr. Rossi was BankAmerica’s chief credit officer. Prior to that post, he held various executive positions. From 2005 to 2007, Mr. Rossi was chairman and CEO of Aozora Bank, taking it public in November 2006. He also spent eight months as chairman of GMAC/ResCap. Mr. Rossi is the senior advisor to the San Francisco 49ers, chairman of the board of the Claremont Graduate University, senior advisor for Jobs and Economic Development for the Governor of the State of California, chairman of the California Workforce Development Board and a director of the California High Speed Rail Authority. He is a former chairman of the board of the Monterey Institute of International Studies, Lifesavers, the California Infrastructure and Economic Development Bank, Visit California and the American Diabetes Association of California. He also served on the President’s Campaign Cabinet for University of California at Berkeley, was a member of the board of the Special Olympics Committee of Northern California, the Thunderbird school of Global Management, the National Urban League, North Hawaii Community Hospital, Pulte Homes, Del Webb Corporation and Union Pacific Resources, a member of the nominating committee of the Bankers Association for Foreign Trade (BAFT) and a past president of the board of BAFT. Mr. Rossi earned a B.A. from the University of California at Berkeley. Mr. Rossi was selected to serve on our board of directors because of his vast business and corporate governance experience with banking institutions, public agencies and other private sector companies.

Michael Winer. Mr. Winer has been a member of our board since 2009. Mr. Winer has been employed by Third Avenue Management LLC (or its predecessor) since May 1994, where he is a senior member of the investment team. Mr. Winer has managed the Third Avenue Real Estate Value Fund since its inception in September 1998 and the Third Avenue Real Estate Opportunities Fund, L.P. since its inception in 2006. Since 2001, Mr. Winer has been a director of Tejon Ranch Company, a New York Stock Exchange listed company involved in real estate development and agribusiness. Tejon Ranch owns 270,000 contiguous acres in Southern California (Los Angeles and Kern Counties). Mr. Winer currently serves as Chair of the board’s Nominating and Corporate Governance Committee and its Investment Policy Committee. He also serves on the Real Estate Committee and has previously served on the Compensation Committee. He has also served as a director of 26900 Newport, Inc. since 1998. Prior to joining Third Avenue Management’s predecessor in 1994, Mr. Winer was Vice President of the Asset Sales Group for Cantor Fitzgerald, L.P. where he was responsible for evaluating and underwriting portfolios of distressed real estate loans. Prior to that, he was a First Vice President of Society for Savings, a Connecticut savings bank, and Director of Asset Management for Pioneer Mortgage, a financial institution, where he directed the workout, collection and liquidation of distressed real estate loan and asset portfolios. Earlier in his career, Mr. Winer was the Co-Founder and Chief Financial Officer of Winer-Greenwald Development, Inc., a California-based real estate development firm that specialized in the development, construction, ownership and management of commercial properties. Mr. Winer previously held executive positions at Pacific Scene, Inc. and The Hahn Company, both California-based real estate development firms. Mr. Winer began his career in public accounting with Deloitte & Touche (formerly Touche Ross & Co.) where he specialized in real estate development companies. Mr. Winer serves on the Board of Trustees of The Pacific Legal Foundation and the Future Citizens Foundation (dba The First Tee of Monterey County). Mr. Winer was selected to serve on our board of directors because of his vast investing, finance and development experience in our industry.

Board Composition

Our business affairs are managed under the direction of our board of directors. Our operating agreement provides that our board of directors shall consist of no fewer than three directors and no more than thirteen directors, and the exact number of directors will be fixed from time to time by our board of directors. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual meeting. Each director serves from the time of election and qualification until the third annual meeting following such election and until his or her successor is duly elected or qualified, or until his or her earlier death, resignation or removal. There is no cumulative voting for the election of directors. Election of directors is decided by a plurality of the votes cast. The initial terms of the Class I, Class II and Class III directors will expire in 2017, 2018 and 2019, respectively. Rick Beckwitt, William Browning, Joshua Kirkham and Daniel Pine serve as Class I directors; Kathleen Brown, Gary Hunt, Jon Jaffe, Michael Rossi and Michael Winer serve as Class II directors; Emile Haddad, Evan Carruthers, Jonathan Foster and Stuart Miller serve as Class III directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. The first annual meeting of shareholders after this offering is expected to be held in 2018.

Arrangements Concerning Selection of Directors

The directors listed above were selected in accordance with the terms of a voting and standstill agreement that we entered into with certain investors (including Mr. Haddad, Lennar and entities affiliated with Castlelake) and certain of our existing shareholders. The parties to this agreement agreed to take all actions reasonably necessary to cause our board of directors to consist of the following thirteen directors: (i) one director designated by Mr. Haddad (Mr. Haddad); (ii) one director designated by the entities affiliated with Castlelake (Mr. Carruthers); (iii) three directors designated by Lennar (Messrs. Miller, Beckwitt and Jaffe); (iv) three directors designated by the group of other existing shareholders (Messrs. Winer, Pine and Kirkham); and (v) five directors designated by the nominating committee of our board of directors (Ms. Brown and Messrs. Hunt, Browning, Foster and Rossi). Such arrangements with respect to directors terminate upon completion of this offering. See “Certain Relationships and Related Party Transactions—Voting and Standstill Agreement.”

Director Independence

We have applied to list our Class A common shares on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent. Under the rules of the NYSE, a director is independent only if, among other things, our board of directors makes an affirmative determination that the director has no material relationship with us. Our board of directors has determined that Kathleen Brown, William Browning, Evan Carruthers, John Foster, Joshua Kirkham, Daniel Pine, Michael Rossi and Michael Winer are “independent,” as that term is defined in the NYSE rules, for purposes of serving on our board of directors. Our independent directors meet regularly in executive sessions without the presence of our Chairman and our other officers.

Board Committees

Our board of directors has the authority to appoint committees and, subject to certain exceptions, to delegate to such committees the power and authority of our board of directors to manage our business affairs and administrative functions. Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a conflicts committee. Each of these committees is comprised exclusively of independent directors. The principal functions and composition of each committee are briefly described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

The audit committee was established in accordance with Rule 10A-3 under the Exchange Act and the NYSE rules. The primary duties of the audit committee are to, among other things:

•	determine the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm;

•	review and approve in advance all permitted non-audit engagements and relationships between us and our independent registered public accounting firm;

•	evaluate our independent registered public accounting firm’s qualifications, independence and performance;

•	obtain and review a report from our independent registered public accounting firm describing its internal quality-control procedures, any material issues raised by the most recent review and all relationships between us and our independent registered public accounting firm;

•	review and discuss with our independent registered public accounting firm their audit plan, including the timing and scope of audit activities;

•	review our consolidated financial statements;

•	review our critical accounting policies and practices;

•	review the adequacy and effectiveness of our accounting and internal control policies and procedures;

•	oversee the performance of our internal audit function;

•	review with our management all significant deficiencies and material weaknesses in the design and operation of our internal controls;

•	review with our management any fraud that involves management or other employees who have a significant role in our internal controls;

•	establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement;

•	discuss with our management and our independent registered public accounting firm the results of our annual audit and the review of our quarterly consolidated financial statements; and

•	oversee our compliance with legal, ethical and regulatory requirements.

The audit committee provides an avenue of communication among management, the independent registered public accounting firm and the board of directors. The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. The audit committee is comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and operates under a written audit committee charter. Each member of the audit committee is financially literate in accordance with the NYSE requirements. The audit committee also has at least one member who meets the definition of an “audit committee financial expert” under SEC rules and regulations. The current members of the audit committee are Kathleen Brown, Michael Winer and William Browning, who is its chair.

Compensation Committee

The primary responsibilities of the compensation committee are to, among other things:

•	review executive compensation plans and their goals and objectives, and make recommendations to our board of directors, as appropriate;

•	evaluate the performance of our executive officers;

•	review and approve the compensation of our executive officers, including salary, bonus and equity incentive awards;

•	review and recommend to our board of directors the compensation of our directors;

•	review our overall compensation philosophy, compensation plans and benefits programs;

•	administer our share and equity incentive programs; and

•	prepare an annual compensation committee report for inclusion in our proxy statement.

The compensation committee is comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and operates under a written compensation committee charter. The members of the compensation committee are “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The current members of the compensation committee are Michael Rossi, Evan Carruthers and Michael Winer, who is its chair.

Nominating and Corporate Governance Committee

The primary responsibilities of the nominating and corporate governance committee are to, among other things:

•	assist in identifying, recruiting and evaluating individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and the nominating and corporate governance committee;

•	recommend to our board of directors individuals qualified to serve as directors and on committees of our board of directors;

•	advise our board of directors with respect to board composition, procedures and committees;

•	recommend to our board of directors certain corporate governance matters and practices; and

•	conduct an annual self-evaluation for our board of directors.

The nominating and corporate governance committee is comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and operates under a written nominating and corporate governance committee charter. The current members of the nominating and corporate governance committee are Michael Winer, Evan Carruthers and Michael Rossi, who is its chair.

Conflicts Committee

The primary responsibilities of the conflicts committee is to, among other things:

•	establish and oversee policies and procedures governing conflicts of interest that may arise through related person transactions;

•	periodically review and update as appropriate these policies and procedures;

•	review and approve or ratify any related person transaction and other matters which may pose conflicts of interest, other than related person transactions that are pre-approved pursuant to our Related Person Transaction Approval and Disclosure Policy, described under “Certain Relationships and Related Party Transactions—Review and Approval of Related Person Transactions”; and

•	advise, upon request, our board of directors or any other committee of our board of directors on actions or matters involving conflicts of interest.

The conflicts committee is comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and operates under a written conflicts committee charter. The current members of the conflicts committee are Jonathan Foster, William Browning, Daniel Pine and Kathleen Brown, who is its chair.

Code of Business Conduct and Ethics

Our board of directors has established a code of business conduct and ethics that applies to all of our officers, directors and employees, including those officers responsible for financial reporting. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Our code of business conduct and ethics also provides, as permitted by Section 122(17) of the DGCL, that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees, and will be promptly disclosed as required by law or the NYSE rules. A copy of our code of business conduct and ethics will be available on our website at www.fivepoint.com. Our website and the information contained therein or connected thereto is not incorporated, or deemed to be incorporated, into this prospectus or the registration statement of which it forms a part.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees will operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and chief executive officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our nominating and corporate governance committee reviews our corporate governance guidelines at least once a year and, if necessary, recommends changes to our board of directors. Additionally, our board of directors has adopted independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be available on our website at www.fivepoint.com. Our website and the information contained therein or connected thereto is not incorporated, or deemed to be incorporated, into this prospectus or the registration statement of which it forms a part.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors in which we agree to indemnify our executive officers and directors against all expenses and liabilities, and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding, if they are made or threatened to be made a party to a proceeding by reason of their service to us, unless a court of competent jurisdiction determines that the director or officer acted in bad faith or engaged in fraud or willful misconduct. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Officer Compensation

Prior to the formation transactions on May 2, 2016, the management company was engaged as an exclusive independent contractor to generally supervise our day-to-day affairs and assets and to pursue completion of development of Newhall Ranch. Prior to the formation transactions, our Chief Executive Officer and the individuals who are our two other most highly paid executives (our “Named Executive Officers”) were all employees of the management company. As such, we did not pay any compensation to our Named Executive Officers prior to the formation transactions. Instead, we paid compensation to the management company under the management agreement, as described under “Certain Relationships and Related Party Transactions—Management Fees.”

Since the formation transactions, the compensation payable to our senior executive officers has been determined by our compensation committee. Such compensation consists of a base salary amount, an annual cash bonus opportunity and grants of restricted shares or RSUs under our Incentive Award Plan, which is described below under “—Incentive Award Plan.” Mr. Haddad’s annual base salary is presently set at $1 million, and his 2016 annual bonus cash target was $5,000,000. Because 2016 has not yet ended, we are not yet able to determine the identity of our other two most highly paid executive officers. All of our executive officers are also eligible for customary employee benefits, including a 401(k) plan and welfare benefits such as medical, dental, life and disability benefits, in each case, on a basis commensurate with the participation of other salaried employees of the operating company or its affiliates.

Director Compensation

Before the formation transactions on May 2, 2016, we did not provide compensation to our directors, but we did (and will continue to) reimburse them for travel and other necessary business expenses incurred in the performance of their services for us. Since the formation transactions, director compensation has consisted of the following for a director who is neither an employee nor a person designated by a Designation Group (as defined in a voting and standstill agreement that we have entered into with certain investors (see “Certain Relationships and Related Party Transactions—Voting and Standstill Agreement”)):

•	annual cash compensation of $150,000, prorated for any partial year and payable quarterly in arrears;

•	additional annual cash compensation of $25,000 for any lead independent director, prorated for any partial year and payable quarterly in arrears; and

•	additional annual cash compensation for service on a committee, in each case, prorated for any partial year and payable quarterly in arrears, as follows:

•	Audit Committee: $25,000, plus $5,000 for the Chairperson;

•	Compensation Committee: $15,000, plus $5,000 for the Chairperson;

•	Nominating and Corporate Governance Committee: $10,000, plus $5,000 for the Chairperson; and

•	Conflict Committee: $10,000, plus $5,000 for the Chairperson.

Any director designated by a Designation Group is entitled to compensation for service on committees as described above.

Tax Considerations

Our compensation committee’s policy is to consider the tax treatment of compensation paid to our executive officers while simultaneously seeking to provide our executives with appropriate rewards for their performance. Under Section 162(m) of the Code, a publicly held corporation may not deduct compensation of more than $1 million paid to any “covered employee” in any year unless the compensation qualifies as “performance-based compensation” within the meaning of Section 162(m). As a newly public company, certain compensation payable by us to our executive officers during a transition period that may extend until the annual meeting of shareholders that occurs in the fourth calendar year after our initial public offering may be exempt from the cap on deduction imposed by Section 162(m) under a special transition rule provided by the regulations promulgated under Section 162(m).

Accounting Standards

Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of equity awards to employees under the Incentive Award Plan will be accounted for under ASC Topic 718.

Incentive Award Plan

We have adopted the Five Point Holdings, LLC 2016 Incentive Award Plan (the “Incentive Award Plan”), under which we may grant cash and equity incentive awards to our executive officers, non-employee directors and eligible employees in order to attract, motivate and retain the talent for which we compete.

Description of the Incentive Award Plan

The following section describes the material provisions of the Incentive Award Plan.

Plan Administration. The compensation committee of our board of directors is the administrator of the Incentive Award Plan. The compensation committee is composed solely of non-employee directors, as defined under Rule 16b-3 of the Exchange Act, and “outside directors” within the meaning of Section 162(m) of the Code.

The compensation committee has the authority to, among other things:

•	construe and interpret the Incentive Award Plan;

•	make rules and regulations relating to the administration of the Incentive Award Plan;

•	designate eligible persons to receive awards;

•	establish the terms and conditions of awards; and

•	determine whether the awards or any portion thereof will contain time-based restrictions or performance-based restrictions, and, with respect to performance-based awards, the criteria for achievement of performance goals, as set forth in more detail below.

The compensation committee may delegate its authority to administer the Incentive Award Plan from time to time, subject to certain limitations. Any references to compensation committee in this summary of the Incentive Award Plan include any such delegatee.

Eligibility. The compensation committee will designate those employees, consultants and non-employee directors who are to receive awards under the Incentive Award Plan.

Shares Authorized. Subject to adjustment in the event of a merger, recapitalization, share split, reorganization or similar transaction, the maximum aggregate number of Class A common shares available for issuance under the Incentive Award Plan is , all of which may be made subject to incentive share options, and the maximum aggregate number of Class A units of the operating company (such units, the “LTIP Units”) available

for issuance under the Incentive Award Plan is         less the number of Class A common shares made subject to awards (such that the maximum number of Class A common shares and LTIP Units available under the Incentive Award Plan is             ). As of the date hereof, awards have been made under the Incentive Award Plan with respect to of our Class A common shares and no LTIP Units.

Our Class A common shares or LTIP Units that are subject to or underlie awards which expire or for any reason are cancelled, terminated, forfeited, fail to vest or for any other reason are not paid or delivered under the Incentive Award Plan will again be available for issuance in connection with future awards granted under the Incentive Award Plan. Our Class A common shares or LTIP Units surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of such an award will be counted against the Incentive Award Plan limits and will not again be available for issuance in connection with future awards.

Individual Limits. In respect of each participant who is not a non-employee director, to the extent required to comply with Section 162(m) of the Code, the aggregate number of Class A common shares subject to options and share appreciation rights awarded during any calendar year may not exceed 4,000,000 Class A common shares, and the aggregate number of Class A common shares and LTIP Units made subject to awards other than options and share appreciation rights during any calendar year may not exceed 4,000,000 Shares and LTIP Units in the aggregate. Each of these limits is subject to adjustment in the event of a merger, recapitalization, share split, reorganization or similar transaction.

Types of Awards. The Incentive Award Plan provides for the grant of share options, restricted shares, RSUs, performance awards (which include, but are not limited to, cash bonuses), distribution equivalent awards, deferred share awards, share payment awards, share appreciation rights, other incentive awards (which include, but are not limited to, LTIP Unit awards) and performance share awards.

Options. Options to purchase Class A common shares may be granted alone or in tandem with share appreciation rights. A share option may be granted in the form of a non-qualified share option or an incentive share option. No incentive share options will be granted to any person who is not an employee of the company, the operating company or a majority owned subsidiary corporation. The price at which a share may be purchased under an option (the “exercise price”) will be determined by the compensation committee, but may not be less than the fair market value of our Class A common shares on the date the option is granted. The compensation committee may establish the term of each option, but no option may be exercisable after 10 years from the grant date. The amount of incentive share options that become exercisable for the first time in a particular year cannot exceed a value of $100,000 per participant, determined using the fair market value of the shares on the date of grant.

SARs. Share appreciation rights (“SARs”) may be granted either alone or in tandem with share options. The exercise price of a SAR must be equal to or greater than the fair market value of our Class A common shares on the date of grant. The compensation committee may establish the term of each SAR, but no SAR will be exercisable after 10 years from the grant date.

Restricted Shares/RSUs. Restricted shares and RSUs may be issued to eligible participants, as determined by the compensation committee. The restrictions on such awards are determined by the compensation committee, and may include time based, performance-based and service-based restrictions. RSUs may be settled in cash, Class A common shares or a combination thereof. Except as otherwise determined by the compensation committee, holders of restricted shares and RSUs will have the right to receive distributions and will have voting rights during the restriction period.

Performance Awards. Performance awards may be issued to any eligible individual, as deemed by the compensation committee. The value of performance awards may be linked to performance criteria, or to other specific criteria determined by the compensation committee. Performance awards may be paid in cash, shares or a combination of both, as determined by the compensation committee. Without limiting the generality of the foregoing, performance awards may be granted in the form of a cash bonus payable upon the attainment of objective performance goals or such other criteria as are established by the compensation committee.

Distribution Equivalent Awards. Distribution equivalent awards may be granted either alone or in tandem with other awards, as determined by the compensation committee. Distribution equivalent awards are based on the distributions that are declared on our Class A common shares, to be credited as of the distribution payment dates during the period between the date that the distribution equivalent awards are granted and such dates that the distribution equivalent awards terminate or expire. If distribution equivalents are granted with respect to shares covered by another award, the distribution equivalent may be paid out at the time and to the extent that vesting conditions of the award shares are satisfied. Distribution equivalent awards can be converted to cash or Class A common shares by a formula determined by the compensation committee. Unless otherwise determined by the compensation committee, distribution equivalents are not payable with respect to share options or share appreciation rights.

Share Payment Awards. Share payments may be issued to eligible participants, as determined by the compensation committee. The number of shares of any share payment may be based upon performance criteria or any other specific criteria. Share payment awards may be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such eligible individual.

Deferred Share Awards. Deferred share awards may be issued to eligible participants, as determined by the compensation committee. The number of shares of deferred shares will be determined by the compensation committee and may be based on performance criteria or other specific criteria. Shares underlying a deferred share award which is subject to a vesting schedule or other conditions or criteria set up by the compensation committee will not be issued until such vesting requirements or other conditions or criteria, as applicable, have been satisfied. Unless otherwise provided by the compensation committee, a holder of a deferred share award will have no rights as a shareholder until the award has vested and the shares have been issued.

Performance Share Awards. Performance share awards may be granted to any eligible individual who is selected by the compensation committee. Vesting of performance share awards may be linked to any one or more performance criteria or time-vesting or other criteria, as determined by the compensation committee.

Other Incentive Awards. Other incentive awards may be issued to eligible participants, as determined by the compensation committee. Such other incentive awards may cover shares or the right to purchase shares or have a value derived from the value of, or an exercise or conversion privilege at a price related to, or otherwise payable in or based on shares, shareholder value, or shareholder return. Other incentive awards may be linked to any one or more of the performance criteria or other specific performance criteria determined appropriate by the compensation committee and may be paid in cash or shares. Without limiting the generality of the foregoing, LTIP Units may be granted in such amount and subject to such terms and conditions as may be determined by the compensation committee; provided, however, that LTIP Units may only be issued to an eligible individual for the performance of services to or for the benefit of the operating company (1) in the eligible individual’s capacity as a member of the operating company, (2) in anticipation of the eligible individual becoming a member of the operating company or (3) as otherwise determined by the compensation committee, provided that the LTIP Units are intended to constitute “profits interests” within the meaning of the Internal Revenue Code, as well as applicable revenue procedures. The compensation committee will specify the conditions and dates upon which the LTIP Units will vest and become nonforfeitable. LTIP Units will be subject to the terms and conditions of the agreement governing the operating company and such other restrictions, including restrictions on transferability, as the compensation committee may impose. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the compensation committee determines at the time of the grant of the award or thereafter.

Performance-Based Awards. Awards may be structured to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. In order to qualify as “performance-based compensation,” the grant, payment, or vesting schedule of the award must be contingent upon the achievement of pre-established performance goals over a performance period for our company.

    Performance Criteria. The performance goals may be based upon performance criteria established by our compensation committee, which may include one or more of the following performance criteria: (1) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on shareholders’ equity; (10) total shareholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share; (20) implementation or completion of critical projects; (21) market share; (22) economic value; (23) debt levels or reduction; (24) sales-related goals; (25) comparisons with other stock market indices; (26) operating efficiency; (27) customer satisfaction and/or growth; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; (31) year-end cash; (32) inventory; (33) average transaction size; (34) employee retention; and (35) capital expenditures, any of which may be measured either in absolute terms for the Company or any operating unit of the Company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

    Adjustments to Performance Criteria. Performance criteria may be measured either in absolute terms for our company or any operating unit of our company or as compared to results of a peer group or to market performance indicators. Further, the compensation committee may provide objectively determinable adjustments be made to one or more of the performance goals. Such adjustments may include: (1) items related to a change in accounting principle; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by our company during the performance period; (7) items related to the disposal or sale of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (9) items attributable to any share distribution, share split, combination or exchange of shares occurring during the performance period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating to unusual or extraordinary corporate transactions, events or developments; (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of our company’s core, on-going business activities; (14) items relating to changes in tax laws; (15) items relating to asset impairment charges; (16) items relating to gains or losses for litigation, arbitration and contractual settlements; or (17) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

    To the extent permitted under Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the compensation committee may designate additional performance criteria on which performance goals may be based, and may adjust, modify or amend the aforementioned performance criteria.

Change in Control. In the event of a change in control of the company, all outstanding and unvested options and share appreciation rights under the Incentive Award Plan will become vested and exercisable. Other awards will vest immediately and generally be distributed effective as of the date of change in control. Awards granted which are subject to the achievement of performance goals will immediately vest as if 100% of the performance goals had been achieved.

Amendment and Termination. Our board of directors may at any time terminate, suspend or discontinue the Incentive Award Plan. Our board of directors may amend the Incentive Award Plan at any time, provided that any increase in the number of shares available for issuance under the plan must be approved by our shareholders. In addition, our board of directors may not, without shareholder approval, amend any outstanding award to increase or reduce the price per share or to cancel and replace an award with cash or another award, including another option or share appreciation right having a price per share that is less than, greater than or equal to the price per share of the original award. Unless sooner terminated, the Incentive Award Plan will expire ten years after its effective date, though awards granted before any termination will continue in effect in accordance with their terms.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common shares and our Class B common shares immediately following the consummation of this offering by:

•	each person known by us to beneficially own more than 5% of any class of our outstanding common shares immediately following the completion of this offering;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares and percentage of beneficial ownership after this offering set forth below is based on              Class A common shares and              Class B common shares to be issued and outstanding immediately after this offering, assuming no exercise by the underwriters of their over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Common shares that a person has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person, but are not deemed outstanding for purposes of computing the percentage of beneficial ownership for any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have the sole voting and investment power with respect to all common shares that they beneficially own, subject to community property laws where applicable.

Unless otherwise indicated, all shares are owned directly. Except as indicated in the footnotes to the table below, the business address of the shareholders listed below is the address of our principal executive office, 25 Enterprise, Suite 300, Aliso Viejo, California 92656.

Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Class A Common Shares	% of Class A Common Shares		Number of Class B Common Shares (1)	% of Class B Common Shares		% of all Common Shares
5% Shareholders:
Anchorage Capital Offshore Master Fund, Ltd. (2)			%			%		%
Castlelake, L.P. (3)			%			%		%
Lennar Corporation (4)			%			%		%
Marathon Asset Management LP (5)			%			%		%
OZ Management LP (6)			%			%		%
Third Avenue Management LLC (7)			%			%		%
Directors and Named Executive Officers:
Emile Haddad			%			%		%
Evan Carruthers			%			%		%
Rick Beckwitt			%			%		%
Gary Hunt			%			%		%
Jon Jaffe			%			%		%
Stuart A. Miller			%			%		%
Michael Winer			%			%		%
Kathleen Brown			%			%		%
William Browning			%			%		%
Jonathan Foster			%			%		%
Joshua Kirkham			%			%		%
Daniel Pine			%			%		%
Michael Rossi			%			%		%
All directors and executive officers as a group (15 persons)			%			%		%

(1)	Each Class B common share is convertible into 0.0003 Class A common shares.
(2)	Represents the number of Class A common shares owned by Anchorage Capital Master Offshore, Ltd (“Anchorage Offshore”). Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. (“Anchorage”), which in turn is the investment manager of Anchorage Offshore. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Advisors Management, L.L.C. As such, each of the foregoing persons may be deemed to have voting and dispositive power over the Class A common shares held by Anchorage Offshore. Each of the foregoing persons disclaims beneficial ownership of the Class A common shares held by Anchorage Offshore, except of any pecuniary interests therein. The address for all of the foregoing persons is 610 Broadway, 6th Floor, New York, NY 10012.
(3)

Represents the number of Class A common shares and Class B common shares owned by the following persons: (1) TCO Fund, L.P. (“TCO”) and TCO Investors, L.P. (“TCOI”), which may be deemed to be beneficially owned by TCO Fund GP, L.P. (“TCO GP” and, together with TCO and TCOI, the “TCO Fund Entities”), solely as the general partner of TCO and TCOI; (2) Castlelake I, L.P. (“Castlelake I”) and TCS Diamond Solutions, LLC (“Diamond Solutions”), which may be deemed to be beneficially owned by Castlelake I GP, L.P. (“Castlelake I GP” and, together with Castlelake I and Diamond Solutions, the “Castlelake I Fund Entities”), solely as the general partner of Castlelake I and as the managing member of Diamond Solutions; (3) TCS II REO USA, LLC (“TCSII REO”) and HPSCP Opportunities, L.P.

(“HPSCP”), which may be deemed to be beneficially owned by Castlelake II GP, L.P. (“Castlelake II GP” and, together with TCSII REO and HPSCP, the “Castlelake II Fund Entities”), solely as the general partner of TCSII REO and HPSCP; and (4) HFET Opportunities, LLC (“HFET”), which may be deemed to be beneficially owned by HFET REO USA, LLC (“HFET REO”), as the sole member of HFET, and by Castlelake III GP, L.P. (“Castlelake III GP” and, together with HFET and HFET REO, the “Castlelake III Fund Entities”), solely as the managing member of HFET and HFET REO. The Class A and Class B common shares may also be deemed to be beneficially owned by Castlelake, L.P. (“Castlelake”), solely as the investment manager of the TCO Fund Entities, the Castlelake I Fund Entities, the Castlelake II Fund Entities and the Castlelake III Fund Entities, and by Mr. Rory O’Neill, solely as the managing partner and chief executive officer of Castlelake. Castlelake, Mr. O’Neill, TCO GP, Castlelake I GP, Castlelake II GP, HFET REO and Castlelake III GP disclaim beneficial ownership of the common shares listed above except to the extent of any pecuniary interest therein. The address for all of the persons is 4600 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402.
(4)	Represents the number of Class B common shares owned by wholly owned subsidiaries of Lennar. The address for Lennar is 700 NW 107 Avenue, Miami, FL 33172.
(5)	Represents the number of Class A common shares and Class B common shares owned by the following persons: (1) Baldr Mason Fund, Inc.; (2) Corporate Debt Opportunities Fund LP; (3) KTRS Credit Fund L.P.; (4) Marathon Credit Dislocation Fund LP; (5) Marathon Special Opportunity Fund LP; (6) Marathon Special Opportunity Fund, Ltd.; (7) Marathon Special Opportunity Master Fund, Ltd; (8) Master SIF SICAV-SIF; (9) MV Credit Opportunity Fund, L.P.; (10) Penteli Master Fund, Ltd., and (11) Sirius Investment Fund SICAV-SIF (collectively, the “Marathon Funds”). The common shares owned by the Marathon Funds may be deemed to be beneficially owned by Marathon Asset Management, LP (“Marathon”), solely as the investment manager of the Marathon Funds. Marathon disclaims beneficial ownership of such common shares. The address for all of the persons is One Bryant Park, 38th floor, New York, New York 10036.
(6)	Represents the number of Class A common shares owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership (“OZ Management”). OZ Management’s sole general partner is Och-Ziff Holding Corporation, a Delaware corporation (“OZHC”), whose sole shareholder is Och-Ziff Capital Management Group LLC, a Delaware limited liability company (“OZM”). Each of OZ Management, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the Class A common shares. The address for all of the foregoing persons is 9 West 57th Street, 39th Floor, New York, NY 10019.
(7)	Represents the number of Class A common shares owned by Third Avenue Real Estate Value Fund and Third Avenue Special Situations (Master) Fund, L.P. (collectively, the “Third Avenue Funds”). Third Avenue Management LLC is a U.S.-registered investment advisor with dispositive and voting authority over the Third Avenue Funds. The address for all of the foregoing persons is 622 Third Avenue, Suite 3200, New York, NY 10017.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation Transactions

On May 2, 2016, we entered into a contribution and sale agreement with the San Francisco Venture, the Great Park Venture, the management company and certain investors, pursuant to which we completed a series of transactions that resulted in (1) our acquisition of an interest in, and our becoming the managing member of, the San Francisco Venture, (2) our acquisition of a 37.5% percentage interest in the Great Park Venture, and our becoming the administrative member of the Great Park Venture and (3) our acquisition of the management company, which had previously managed the development of Great Park Neighborhoods and Newhall Ranch. The investors who participated in the formation transactions included Mr. Haddad, Lennar and affiliates of Castlelake. Their relationships with us and the acquired entities prior to the formation transactions are described below:

•	Mr. Haddad. Prior to the formation transactions, Mr. Haddad owned (1) approximately 0.7% of the voting power of our outstanding common shares, (2) approximately 0.68% of the outstanding FPL units, (3) an indirect interest in FPC-HF, which owned a 12.5% interest in the Great Park Venture, (4) 39.8% of the outstanding equity interests in FP LP and (5) 20.0% of the outstanding equity interests in FP Inc. Prior to the formation transactions, Mr. Haddad was the chief executive officer of the management company, which managed our operations, and served on our board.

•	Lennar. Prior to the formation transactions, Lennar owned (1) approximately 14.6% of the voting power of our outstanding common shares, (2) approximately 14.53% of the outstanding FPL units, (3) 68.75% of the outstanding equity interests in the San Francisco Venture, (4) a 25.0% interest in the Great Park Venture, (5) 59.7% of the outstanding equity interests in FP LP, (6) 80.0% of the outstanding equity interests in FP Inc. and an indirect interest in FPC-HF, which owned a 12.5% interest in the Great Park Venture. Additionally, Lennar’s Chief Operating Officer, Mr. Jaffe, served on our board.

•	Castlelake. Prior to the formation transactions, affiliates of Castlelake owned (1) approximately 10.9% of the voting power of our outstanding common shares, (2) 31.25% of the outstanding equity interests in the San Francisco Venture, and (3) an interest in FPC-HF, which owned a 12.5% interest in the Great Park Venture. Additionally, Castlelake’s managing partner, Mr. Carruthers, served on our board.

For information regarding these investors’ ownership of our Class A common shares and our Class B common shares following the consummation of the formation transactions and this offering, please refer to “Principal Shareholders.”

The formation transactions, which were completed on May 2, 2016, included the following transactions and agreements:

•	Our limited liability company agreement was amended and restated to reflect, among other things, (1) the cancellation of existing Class B units and (2) the creation of Class A common shares and Class B common shares. See “Description of Shares.”

•	The limited liability company agreement of the operating company was amended and restated to reflect, among other things, (1) the creation of Class A units and Class B units and (2) the issuance of Class A units. See “The Limited Liability Company Agreement of the Operating Company.”

•	The development management agreement for Newhall Ranch was terminated.

•	Lennar contributed to the operating company all of its FPL units in exchange for Class A units of the operating company.

•	Mr. Haddad contributed to the operating company all of his FPL units in exchange for Class A units of the operating company.

•	We sold Class B common shares to certain investors who owned or acquired Class A units of our operating company, or Class A units of the San Francisco Venture, and who qualified as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) at a price of $0.001 per Class B common share (aggregate consideration of approximately $470,449). Except for certain permitted transfers, any transfer of Class B common shares will automatically convert those Class B common shares into Class A common shares at the rate of 0.0003 Class A common shares for each Class B common share. See “Description of Shares.”

•	The limited liability company agreement of the San Francisco Venture was amended and restated to reflect, among other things, (1) the admission of the operating company as the sole operating managing member, (2) the conversion of Lennar’s interest in the San Francisco Venture into Class A units of the San Francisco Venture and (3) the conversion of Castlelake’s interest in the San Francisco Venture into Class A units of the San Francisco Venture. See “The Limited Liability Company Agreement of the San Francisco Venture.”

•	Lennar contributed to the operating company Class A units of the San Francisco Venture (which automatically converted into an equal number of Class B units) in exchange for an equal number of Class A units of the operating company.

•	The limited partnership agreement of FP LP was amended and restated to reflect, among other things, the creation of Class A limited partnership interests and Class B limited partnership interests. Holders of Class A limited partnership interests in FP LP are entitled to receive all distributions from FP LP, except that holders of Class B limited partnership interests are entitled to receive distributions equal to the amount of any incentive compensation payments FP LP receives under the development management agreement with the Great Park Venture that are attributable to payments on the legacy interests in the Great Park Venture.

•	Lennar contributed to the operating company its Class A limited partnership interests in FP LP and its shares of FP Inc. in exchange for Class A units and Class A units, respectively, of the operating company.

•	Mr. Haddad contributed to the operating company 75.42% of his Class A limited partnership interest in FP LP, and his shares of FP Inc., in exchange for Class A units and Class A units, respectively, of the operating company. Mr. Haddad contributed to us 24.58% of his Class A limited partnership interest in FP LP in exchange for of our Class A common shares.

•	The limited liability company agreement of the Great Park Venture was amended and restated to reflect, among other things, (1) the admission of a subsidiary of the operating company as the administrative member and (2) the conversion of existing interests into percentage interests and legacy interests. The holders of the legacy interests in the Great Park Venture are entitled to receive priority distributions in an amount equal to $565 million. After these priority distributions have been fully paid, the holders of the percentage interests are entitled to receive all future distributions. See “Structure and Formation of Our Company—The Great Park Venture.”

•	The development management agreement for Great Park Neighborhoods was amended and restated. See “Business and Properties—Development Management Services.”

•	Lennar contributed to the operating company its 25% percentage interest in the Great Park Venture in exchange for Class A units of the operating company.

•	FPC-HF contributed to FP LP the right to 12.5% of the incentive compensation payments under the development management agreement for Great Park Neighborhoods that relate to legacy interests in the Great Park Venture (the “DMA Legacy Promote”) in exchange for a 12.5% Class B limited partnership interest in FP LP.

•	FPC-HF contributed to the operating company its 12.5% percentage interest in the Great Park Venture, and the right to 12.5% of the incentive compensation payments under the development management agreement for Great Park Neighborhoods (excluding the DMA Legacy Promote), in exchange for Class A units and Class A units, respectively, of the operating company.

•	All of the employees of the management company, and those employees of Lennar whose principal responsibilities related to the San Francisco Venture, became our employees, effective as of July 2, 2016.

•	We entered into a registration rights agreement with certain investors and certain of our existing shareholders. See “—Registration Rights Agreement” below, and “Shares Eligible for Future Sale—Registration Rights.”

•	We entered into a transition services agreement with Lennar pursuant to which Lennar has agreed to provide us certain administrative and support services and a license to utilize the office space currently occupied by the management company. See “—Transition Services Agreement” below.

•	We entered into a share purchase agreement with Lennar. See “—Lennar Share Purchase Agreement” below.

•	We paid $12 million and issued RSUs to current and former officers, directors, employees and consultants as compensation for prior services.

Following the completion of the formation transactions:

•	We own 50.4% of the outstanding Class A units of the operating company and 100% of the outstanding Class B units of the operating company.

•	We are the sole operating managing member of the operating company.

•	The operating company, directly or indirectly, owns all of the outstanding Class A limited partnership interests in the management company.

•	The operating company and the management company own all of the outstanding interests in FPL and Newhall Land & Farming.

•	The operating company is the sole manager of the San Francisco Venture.

•	The operating company has the right to acquire all of the outstanding interests in the San Francisco Venture that it does not own in exchange for Class A units of the operating company.

•	The operating company (through its subsidiary) owns a 37.5% percentage interest in the Great Park Venture.

•	The operating company (through its subsidiary) is the administrative member of the Great Park Venture, and holds two of five votes of the members thereof.

For additional information, see “Structure and Formation of Our Company.”

San Francisco Venture Transactions

On May 2, 2016, immediately prior to the formation transactions, the San Francisco Venture and the Lennar-CL Venture, a joint venture between affiliates of Lennar and Castlelake, entered into the San Francisco Venture transactions, which are described below:

•	The San Francisco Venture transferred to the Lennar-CL Venture the Phase 1 Land.

•	The Lennar-CL Venture agreed to purchase 3.6 acres of land where up to 390 for-sale homesites are planned to be built, for approximately $92 million, of which 20% will be paid at the closing and the remainder is payable on or before November 1, 2017.

•	The Lennar-CL Venture agreed to purchase airspace parcels above the planned retail center at Candlestick Point where up to 334 multi-family homesites are planned to be built for approximately $15 million, of which 20% is paid at the closing and the remainder is payable on or before September 29, 2017.

•	The Lennar-CL Venture assumed responsibility for all residential construction on the Phase 1 Land, subject to the development management agreements described below. The San Francisco Venture is not entitled to any of the proceeds from futures sale or rental of homes on the Phase 1 Land.

•	The Lennar-CL Venture agreed to indemnify the San Francisco Venture for liabilities relating to the assets transferred to the Lennar-CL Venture, including all warranty, construction defect and marketing liabilities related to the homes previously built by the San Francisco Venture.

•	The San Francisco Venture transferred beneficial ownership of the parcel for the parking structure at Candlestick Point to the Lennar-CL Venture (with record title to such parcel to be conveyed once a final subdivision map for such parcel is recorded).

•	The Lennar-CL Venture assumed all of the current debt of the San Francisco Venture, and the San Francisco Venture agreed to reimburse the Lennar-CL Venture for $102.7 million related to EB-5 loans the proceeds of which were used to develop properties retained by the San Francisco Venture.

•	The Lennar-CL Venture assumed the obligations of the San Francisco Venture to construct the parking structure, the film and arts center building above the parking structure and up to approximately 60,000 square feet of retail space at Candlestick Point.

•	The San Francisco Venture agreed to be responsible for all design and construction costs associated with the film and arts center.

•	We entered into development management agreements with affiliates of the Lennar-CL Venture to manage design and construction activities with respect to (1) the parking structure, the film and arts center building and the approximately 334 multi-family homesites at Candlestick Point, (2) the infrastructure and other horizontal development and certain preliminary vertical design on the Phase 1 Land and (3) the Treasure Island community.

•	Affiliates of Lennar and Castlelake agreed to make capital contributions of $120 million to the San Francisco Venture in four equal quarterly installments (on May 2, 2016, and within 90, 180 and 270 days thereafter). As of September 30, 2016, the San Francisco Venture had received $60 million from affiliates of Lennar and Castlelake.

•	The San Francisco Venture transferred its interest in the Macerich joint venture to the Lennar-CL Venture, and the Lennar-CL Venture agreed to transfer the joint venture interest to the operating company, in exchange for Class A units of the operating company, upon completion of the retail center being developed by that joint venture and of the parking garage at Candlestick Point.

•	The Lennar-CL Venture agreed to be responsible for all design and construction costs associated with the parking structure, up to $240 million, and the San Francisco Venture agreed to reimburse the Lennar-CL Venture for design and construction costs in excess of $240 million.

•	The San Francisco Venture agreed to contribute to the Lennar-CL Venture up to $25 million of proceeds it realizes from Mello-Roos community facilities districts at Candlestick Point. Such contribution obligation is subject to a dollar-for-dollar reduction for any amounts that the San Francisco Venture pays for costs associated with the parking structure in excess of $240 million.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors as described under “Description of Shares—Limitations on Liability and Indemnification of Our Directors and Officers.”

Voting and Standstill Agreement

We have entered into a voting and standstill agreement with certain investors (including Mr. Haddad, Lennar and entities affiliated with Castlelake) and certain of our existing shareholders. Pursuant to this agreement, the parties have agreed to refrain from taking certain actions to change the composition of our board of directors until the third annual meeting of shareholders following this offering. During this period, the investors agreed not to: (1) make or participate in any solicitation of proxies to vote in favor of the election of any person as a director who is not nominated by our board of directors; (2) nominate any person as a director who is not nominated by our board of directors; (3) propose any matter to be voted upon by our shareholders; (4) support any proposal to change the number or term of directors, fill any vacancies on the board, make any other material change in our management, board of directors or internal governance, make amendments to our limited liability company agreement, or change the composition of our board (other than by making a proposal directly to the board); (5) disclose any intention inconsistent with any of the foregoing; or (6) enter into any discussions, negotiations, agreements or understandings with any third party with respect to any of the foregoing. The agreement does not prohibit any action by our board of directors or its nominating committee, or by an individual in his or her capacity as a director or officer of the Company, or restrict any investor from voting any of its shares in the Company.

Management Fees

Prior to the formation transactions, we had engaged the management company as an exclusive independent contractor to generally supervise our day-to-day affairs and assets. Prior to the formation transactions, the management company was owned by Mr. Haddad and Lennar. During the years ended December 31, 2015 and 2014, we incurred an aggregate amount of $5.1 million and $4.9 million, respectively, in management fees to the management company. During 2016, prior to the formation transactions, we incurred an aggregate amount of $1.7 million in management fees to the management company. In addition to the management fee, our operating agreement provided for the issuance of 7,692,308 units to the management company, and 900,000 additional units to Mr. Haddad. These units vested over four and three years, respectively, and were fully vested on July 31, 2013. In connection with the formation transactions, the agreement with the management company was terminated, and no additional amounts are payable thereunder.

Treasure Island

We have entered into an agreement pursuant to which we provide development management services with respect to the Treasure Island community. The Treasure Island community is owned by a joint venture in which Lennar owns a 50% interest. See “Business and Properties—Development Management Services—Treasure Island.”

Concord

We have entered into an agreement pursuant to which we provide development management services with respect to the Concord community. An affiliate of Lennar has the right to acquire the first phase of the Concord community. See “Business and Properties—Development Management Services—Concord.”

Transition Services Agreement

We have entered into a transition services agreement with Lennar pursuant to which Lennar provides us certain administrative and support services. The transition services include accounting, payroll, finance, treasury, tax, employee benefits, human resources and information technology support services. The fees charged to us for the transition services approximate the costs incurred by Lennar in providing such transition services to us. The fees are approximately $40,000 per month, plus the cost of any equipment or third-party services that are obtained for us. Pursuant to the transition services agreement, Lennar also provides us with a license to utilize the office space previously occupied by the management company, and we provide Lennar with a license to utilize a portion of the office space previously occupied by the San Francisco Venture. We pay approximately $75,000 per month for our license of office space from Lennar and Lennar pays us approximately $13,000 for their license of office space from us.

Tax Receivable Agreement

In connection with the formation transactions, our operating company acquired certain equity interests in exchange for Class A units of the operating company. After May 2, 2017, holders of Class A units of the operating company may exchange their units for, at our option, either our Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange.

The operating company intends to make an election under Section 754 of the Code in 2017, which will remain in effect for such year and future taxable years in which transfers or exchanges of its units occur. Pursuant to the Code Section 754 election, transfers and exchanges of units and the operating company’s acquisition of certain equity interests for cash pursuant to the formation transactions resulted in an increase in the tax basis of tangible and intangible assets of the operating company and its subsidiaries. We expect that the anticipated basis adjustments under Code Section 754 will potentially increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increased tax basis may also decrease gain (or increase loss) on future dispositions of assets to the extent tax basis is allocated to those assets.

Moreover, as a result of the application of the principles of Section 704(c) of the Code and the U.S. Treasury regulations promulgated thereunder, which require that items of income, gain, loss and deduction attributable to the operating company’s directly or indirectly held property, including property contributed to the operating company pursuant to the formation transactions, must be allocated among the members of the operating company to take into account the difference between the fair market value and the adjusted tax basis of such assets on the date the formation transactions were consummated, the operating company is required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. Accordingly, the operating company may make special allocations of its items of loss and deduction over time that are intended to ameliorate this difference. These allocations may also decrease gain (or increase loss) that we realize upon future dispositions of certain assets by the operating company or one of its subsidiaries. These allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax we would otherwise be required to pay in the future.

Simultaneously with the completion of the formation transactions, we entered into a tax receivable agreement with the holders of Class A units of the operating company and the holders of Class A units of the San Francisco Venture that provides for payment by us to such holders or their successors of 85% of the amount of cash savings, if any, in income tax we realize as a result of (a) increases in tax basis that are attributable to exchanges of Class A units of the operating company for our Class A common shares or cash or certain other taxable acquisitions of equity interests by the Company, (b) allocations that result from the application of the principles of Section 704(c) of the Code and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement. We will retain the remaining 15% of the benefit of cash savings in taxes, if any, that we realize. For purposes of the tax receivable agreement, cash savings in income tax will be computed, subject to certain assumptions, by comparing our actual income tax liability to the amount of tax that we would have been required to pay had there been (1) no increase to the tax basis of the tangible and intangible assets of the operating company as a result of the exchanges, and (2) no special allocations under the principles of Section 704(c) of the Code, and had we not entered into the tax receivable agreement. The tax receivable agreement also makes certain assumptions intended to equalize the treatment of (A) investors who exchange their Class A units or other equity interests and provide us with tax benefits attributable to an increase in tax basis and (B) those who retain such Class A units and provide us with tax benefits attributable to special allocations of the operating company’s items of income and gain pursuant to Section 704(c) of the Code. The term of the tax receivable agreement commenced May 2, 2016, and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement. The parties to the tax receivable agreement include a trust for the benefit of Mr. Haddad’s family, Lennar and affiliates of Castelake.

The parties to the tax receivable agreement will not reimburse us for any payments previously made to them under the tax receivable agreement, even if the deductions or other tax benefits that led to the payments are disallowed by the IRS or otherwise not realized. As a result, in certain circumstances we may make payments under the tax receivable agreement in excess of our actual cash tax savings. Although the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common shares at the time of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that during the expected term of the tax receivable agreement, the payments that we may make to the parties to the tax receivable agreement could be substantial. Payments made under the tax receivable agreement are generally due within a specified time following the filing of our federal income tax return for each fiscal year, although interest on such payments will begin to accrue at a rate equal to the one year LIBOR plus 300 basis points from the due date (without extensions) of such tax return. Because we generally expect to receive the tax savings prior to making the cash payments to the parties to the tax receivable agreement, we do not expect the cash payments to have a material impact on our liquidity.

In addition, the tax receivable agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we materially breach any of our obligations under the tax receivable agreement or elect an early termination, our (or our successor’s) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control, early termination or breach) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement, and that any Class A units of the operating company that have not been exchanged will be deemed exchanged for the market value of our Class A common shares at the time of such change of control, early termination or breach. Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

Registration Rights Agreement

In connection with the formation transactions, we entered into a registration rights agreement with certain investors, including Mr. Haddad, Lennar and affiliates of Castlelake, and certain of our existing shareholders. See “Shares Eligible for Future Sale—Registration Rights.” An aggregate of                 Class A common shares (including             Class A common shares issuable upon exchange of Class A units of the operating company (including             Class A units of the operating company issuable upon exchange of Class A units of the San Francisco Venture)) are subject to the registration rights agreement.

Lennar Share Purchase Agreement

We have entered into an agreement with Lennar, under which we may require Lennar to use the proceeds of distributions that it receives with respect to its legacy interests in the Great Park Venture (and related interests that it retained in the management company) to purchase, from time to time, either (1) Class A common shares of the Company, or (2) Class A units of the operating company and Class B common shares of the Company. If we require Lennar to make such purchase, the purchase price will be (1) $             per Class A common share of the Company, (2) $             per Class A unit of the operating company, and (3) $             per Class B common share of the Company.

Entitlement Transfer Agreement

In December 2016, we entered into an agreement with the Lennar-CL Venture pursuant to which the Lennar-CL Venture agreed to transfer to us entitlements for the right to construct (1) at least 172 homesites (or, if greater, the number of entitled homesites that are not developed or to be developed by or on behalf of the San Francisco Agency or by residential developers on the Phase 1 Land) and (2) at least 70,000 square feet of retail space (or, if greater, the amount of entitled retail space that is not developed or to be developed by or on behalf of the San Francisco Agency or by commercial developers on the Phase 1 Land) for use in the development of other portions of The San Francisco Shipyard and Candlestick Point.

Other Transactions with Lennar

Prior to the formation transactions, Lennar owned noncontrolling interests in us and each of the acquired entities. Lennar managed the San Francisco Venture and owned equity in the management company, which managed the development of Great Park Neighborhoods and Newhall Ranch. Lennar is our largest investor and owned, as of September 30, 2016, approximately 45% of our Class A common shares on a fully diluted basis (before giving effect to this offering). In addition, three of our directors are senior officers of Lennar. Our Chairman and Chief Executive Officer, Mr. Haddad, and a number of our other senior executives are also former employees of Lennar.

Lennar is a homebuilder. We have sold homesites to Lennar and its affiliates. For the nine month period ended September 30, 2016, and the years ended December 31, 2015 and 2014, we recognized $2.0 million, $6.1 million and $34.5 million, respectively, of revenue from land sales pursuant to purchase and sale agreements with an affiliate of Lennar. In addition, on October 6, 2015, the Great Park Venture completed the sale of Development Area 7 to a joint venture, in which Lennar owns a 50% interest, for $480 million (less an $8 million credit), of which $160 million was paid (or credited) at the closing and the remainder was collected on December 5, 2016. Lennar holds a 25% legacy interest in the Great Park Venture, which entitles it to receive its pro rata portion of priority distributions in an aggregate amount of $565 million. Lennar also holds Class B partnership interests in FP LP entitling it to receive its pro rata portion of any incentive compensation payments under the development management agreement that are attributable to legacy interests.

In addition, we entered into several purchase and sale agreements with an affiliate of Lennar for homesites sold in 2006 and 2007. Pursuant to these agreements, we are obligated to complete certain post-closing improvements within the communities and the affiliate of Lennar is committed to (1) support the issuance of CFDs, (2) pay marketing fees concurrently with home escrow closings and (3) pay builder school fees among other contractual obligations. For the nine month period ended September 30, 2016 and the years ended December 31, 2015 and 2014, we received $1.7 million, $4.0 million and $2.9 million, respectively, from the Lennar affiliate pursuant to these agreements.

We also had a bonding agreement with Lennar and certain of its subsidiaries pursuant to which we are required to reimburse Lennar for performance bond premiums paid by Lennar, subject to a cap. At September 30, 2016 and December 31, 2015 and 2014, we had approximately $3.3 million, $3.8 million and $16.7 million, respectively, of performance bonds outstanding that were subject to the bonding agreement. In connection with the formation transactions, we are required to use commercially reasonable efforts to replace such performance bonds with new performance bonds issued by us and which are not covered by the bonding agreement.

We have agreed to convert the operating company into a limited partnership prior to January 27, 2017 (subject to extension if necessary for Lennar to obtain a private letter ruling from the IRS). The sole purpose of such conversion is to effect a mere change in the legal form of the operating company, and the limited partnership agreement of the converted entity will provide the members of the operating company with substantially the same rights and obligations as are contained in the operating company’s limited liability company agreement. We anticipate that we will be the managing general partner of the limited partnership, the other managing member of the limited liability company will become a non-managing general partner of the limited partnership and the non-managing members of the limited liability company will become limited partners of the limited partnership. Lennar has agreed to indemnify us from and against any cost or liability arising from the conversion.

Prior to the formation transactions, Lennar guaranteed certain obligations of the acquired entities. Pursuant to the terms of the contribution and sale agreement, we were required to use best efforts to cause Lennar to be released from all guarantees of our obligations or, to the extent we were not able to do that, to indemnify Lennar against any payments it may have to make under those guarantees. The contribution and sale agreement also released Lennar from any future obligations it has to provide funding to us, or guarantees or other credit support for us, other than obligations related to the Griffith Project and obligations pursuant to agreements entered into in connection with the formation transactions.

On July 2, 2016, we hired certain employees of Lennar who had primary responsibility for the development of The San Francisco Shipyard and Candlestick Point. On May 2, 2016, we assumed the lease of the space in which those employees are located.

Lennar is not restricted from competing with us in the future for desirable properties or from engaging in residential or commercial developments that compete with developments in which we have an interest. Currently, Lennar owns 50% of the joint venture that owns the Treasure Island community in the San Francisco area, and Lennar has a right to acquire the first phase of the Concord community in the San Francisco area, which we will provide development management services with respect to, but which may compete in a variety of ways with The San Francisco Shipyard and Candlestick Point. Our operating agreement provides that none of our non-employee directors or their affiliates (which would include Lennar) have any duty to refrain from engaging in the same or similar business activities or lines of business as those in which we are engaged or propose to engage or from otherwise competing with us so long as the non-employee director did not learn of such competitive business opportunity in his or her capacity as a director. Therefore, the fact that three of our directors are senior executives of Lennar will not prevent Lennar from purchasing properties we might be interested in acquiring or otherwise competing with us.

Review and Approval of Related Person Transactions

Our board of directors has adopted a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000 and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our Chief Legal Officer any proposed related person transaction and all material facts about the proposed transaction. Our Chief Legal Officer will then assess and promptly communicate that information to our conflicts committee. Based on our conflicts committee’s consideration of all of the relevant facts and circumstances, our conflicts committee will decide whether or not to approve such transaction and will generally approve only those transactions that it determines are in, or are not inconsistent with, our best interests. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our conflicts committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any member of the conflicts committee who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction. As a result of our relationship with Lennar, land sales to Lennar and other transactions with Lennar that exceed the $120,000 threshold are subject to our policy regarding related person transactions.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our shareholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We are a real estate development and operating company that specializes in the development and operation of mixed-use, master-planned communities. Our goal is to create sustainable, long-term growth and value for our shareholders. We do not currently have an investment policy; however, our board of directors may adopt one in the future.

We expect to pursue our investment objectives primarily through the ownership, development, operation and disposition of our communities: (1) Newhall Ranch; (2) The San Francisco Shipyard and Candlestick Point; and (3) Great Park Neighborhoods. Although we currently have no plans to acquire other properties, we may do so in the future. Our future investment or development activities will not necessarily be limited to any geographic area, product type or to a specified percentage of our assets. For a discussion of our communities and our strategic objectives, see “Business and Properties.”

We may also participate with third parties in property ownership, development and operation, through joint ventures, private equity real estate funds or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of our Class A common shares, our preferred shares, options to purchase shares or Class A units of the operating company. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio.

We will limit our investment in any securities so that we do not fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended.

Investments in Real Estate Mortgages

We may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests, but we do not currently, nor do we currently intend to, engage in these activities. If we choose to invest in mortgages, we would expect to invest in mortgages secured by real property interests. There is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan.

Securities of, or Interests in, Persons Primarily Engaged in Real Estate Activities and Other Issuers

We do not currently intend to invest in securities of other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. However, we may do so in the future.

Investments in Other Securities

Other than as described above and for short-term securities pending long-term commitment, we do not currently intend to invest in any additional securities such as bonds, preferred shares or common shares.

Policies with Respect to Other Activities

Dispositions

In the ordinary course of our business, we sell developed residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also decide to sell some of our properties, including any income-producing properties that we own in the future, if, based upon a periodic review of our portfolio, our board of directors determines that such action would be in the best interests of us and our shareholders.

Financing and Leverage Policies

We do not currently have a formal financing policy. We may raise additional capital to fund development within our communities using a mix of public and private equity and debt financing, as well as joint venture equity in certain circumstances. Taking into account the net proceeds of this offering, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, our plans may change or circumstances may arise that result in our needing additional capital to execute our development plan. We cannot assure you that any future financing arrangements, or refinancings of current financing arrangements, will be available on terms acceptable to us or at all. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We may use the proceeds of any borrowing to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend to use leverage conservatively, with a target leverage level of not more than 50% debt to total capitalization. We will assess the appropriateness of new equity or debt capital based on market conditions and including prudent assumptions regarding future cash flow. Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our operating agreement will not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of debt that we may incur. Our decision to use leverage in the future will be at our discretion and will not be subject to the approval of our shareholders.

Equity Capital Policies

From time to time, we may, at the discretion of our board of directors, offer without shareholder approval, any type of equity security, including our Class A common shares, Class A units of the operating company, preferred shares, options to purchase shares or other securities. As long as the operating company is in existence, we are generally obligated to contribute the net proceeds we receive from any offering of equity securities as additional capital to the operating company in exchange for additional units.

Our operating agreement authorizes our board of directors to issue common shares and preferred shares with voting, conversion or other rights, without shareholder approval. See “Description of Shares.” Holders of our Class A common shares or our Class B common shares have no preemptive or subscription rights, and any offering of our equity securities would cause a dilution of such holders’ investment in us.

As described in “The Limited Liability Company Agreement of the Operating Company,” we have the option to issue our Class A common shares to holders of Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the Great Park Venture) upon exercise of their exchange rights. Except in connection with such exchange rights, our board of directors has no present intention of causing us to repurchase any of our shares or acquire other of our or our subsidiaries’ securities, although we may do so in the future.

We may, under certain circumstances and subject to there being funds legally available therefor, purchase our Class A common shares, Class A units of the operating company, Class A units of the Great Park Venture or other securities in the open market or otherwise, provided that these purchases are approved by our board of directors and subject to compliance with applicable securities laws.

Except in connection with the formation transactions, we have not issued any securities in exchange for property, although, as discussed above in “Investment in Real Estate or Interests in Real Estate,” we may elect to do so in the future.

We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Lending Policies

We do not currently have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the consideration we receive for the property sold. For example, we have agreed to provide purchase money financing to Lennar in connection with its purchase of a parcel in the Great Park Neighborhoods. We may also decide to make other loans if our board of directors determines that such action would be in the best interests of us and our shareholders.

Reporting Policies

We intend to make available to our shareholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflict of Interest Policies

Our code of business conduct and ethics will apply to all of our employees, officers and directors. The code of business conduct and ethics requires disclosure of, and in certain circumstances prohibits, conflicts of interest, which are broadly defined to include situations where a person’s private interest interferes in any way, or appears to interfere, with our interests. The code of business conduct and ethics does not attempt to cover every issue that may arise, but instead will set out basic principles to guide all of our employees, officers and directors.

Our operating agreement and the code of business conduct and ethics will recognize that our non-employee directors have and may in the future have interests in engaging in the same or similar activities or related lines of business as those in which we engage. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, our operating agreement and our code of business conduct and ethics will expressly provide that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses. Accordingly, we have, and investors in our Class A common shares should have, no expectation that we will be able to learn of or participate in such opportunities. However, the code of business conduct and ethics will provide that if any potential business opportunity is expressly presented to a director exclusively in his or her director capacity, the director will not be permitted to pursue the opportunity, directly or indirectly, without the approval of our conflicts committee.

Related party transactions are a special category of conflicts of interest and are subject to our related person transaction approval and disclosure policy described under “Certain Relationships and Related Party Transactions—Review and Approval of Related Person Transactions.”

STRUCTURE AND FORMATION OF OUR COMPANY

Background and Overview

Key members of our management team have led the acquisition, entitlement, planning and development of all three of our communities since their inception. Our management team also has long-standing relationships with our principal equityholders, including Lennar. Our management team was an integral part of the team in charge of developing and implementing land strategies on the west coast for Lennar until 2009, when (1) our company was formed (under the name “Newhall Holding Company, LLC”) to acquire ownership of Newhall Land & Farming, and (2) the management company was formed as a joint venture between Mr. Haddad and Lennar to manage the properties owned by Newhall Land & Farming.

On May 2, 2016, we completed the formation transactions, in which, among other things:

•	we acquired an interest in, and became the managing member of, the San Francisco Venture;

•	the limited liability company agreement of the San Francisco Venture was amended and restated to provide for the possible future exchange of the remaining interests in the San Francisco Venture for interests in the operating company;

•	we acquired a 37.5% percentage interest in the Great Park Venture, and we became the administrative member of the Great Park Venture; and

•	we acquired the management company, which has historically managed the development of Great Park Neighborhoods and Newhall Ranch.

As a result of the formation transactions, we now own interests in, and manage the development of, Newhall Ranch, The San Francisco Shipyard and Candlestick Point and Great Park Neighborhoods. The diagram below presents a simplified depiction of our current organizational structure:

(1)	We own all of the outstanding Class B units of the San Francisco Venture. The Class A units of the San Francisco Venture, which we do not own, are intended to be substantially economically equivalent to Class A units of the operating company. As the holder of all outstanding Class B units, we are entitled to receive 99% of available cash from the San Francisco Venture after the holders of Class A units have received distributions equivalent to the distributions, if any, paid on Class A units of the operating company. See “—The San Francisco Venture” below.
(2)	We own a 37.5% percentage interest in the Great Park Venture. However, holders of legacy interests in the Great Park Venture are entitled to receive special priority distributions totaling $565 million. See “—The Great Park Venture” below.

The Company

The Company has two classes of shares outstanding: Class A common shares and Class B common shares. As of September 30, 2016, there were              Class A common shares outstanding and              Class B common shares outstanding. Holders of our Class A common shares and holders of our Class B common shares are both entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, and are entitled to receive distributions at the same time. However, the distributions paid to holders of our Class B common shares are in an amount per share equal to 0.0003 multiplied by the amount paid per Class A common share. The Class B common shares were issued in the formation transactions to accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) who owned or acquired Class A units in the operating company or Class A units in the San Francisco Venture, with each investor entitled to purchase one Class B common share for each such unit. The aggregate purchase price for all Class B common shares issued in the formation transactions was $470,449. See “Description of Shares” for a more complete description of our Class A common shares, our Class B common shares and our operating agreement.

U.S. Federal Income Tax Status as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares does not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor does an owner of our shares receive a Schedule K-1. Our shareholders are not subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares are treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, and are reported on Form 1099, to the extent applicable.

The Operating Company

We are the sole operating managing member of the operating company and, as of September 30, 2016, we owned approximately 50.4% of the outstanding Class A units of the operating company. We will contribute the net proceeds of this offering to the operating company, and as a result will own approximately         % of the outstanding Class A units of the operating company immediately following completion of this offering (        % if the underwriters exercise their over-allotment option in full). We conduct all of our businesses in or through the operating company, which owns, directly or indirectly, equity interests in, and controls the management of, Newhall Land & Farming, the San Francisco Venture and the management company. Through a wholly owned subsidiary, the operating company owns a 37.5% percentage interest in, and serves as the administrative member of, the Great Park Venture.

Our interest in the operating company entitles us to share in cash distributions from, and in the profits and losses of, the operating company on a pro rata basis in accordance with our ownership. As the sole operating managing member of the operating company, we exercise exclusive and complete responsibility and discretion in the day-to-day management and control of the operating company, subject to certain limited exceptions, which are described more fully in “The Limited Liability Company Agreement of the Operating Company.” Our board of directors manages the business and affairs of our company by directing the affairs of the operating company.

After a 12 month holding period, holders of Class A units of the operating company may exchange their units for, at our option, either (1) our Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or (2) cash in an amount equal to the market value of such shares at the time of exchange. Whether such units are acquired by us in exchange for our Class A common shares or for cash, if the holder also owns our Class B common shares, then an equal number of that holder’s Class B common shares will automatically convert into our Class A common shares, at a ratio of 0.0003 Class A common shares for each Class B common share. With each exchange of Class A units of the operating company, our percentage ownership interest in the operating company and our share of the operating company’s cash distributions and profits and losses will increase.

The San Francisco Venture

We are the manager of the San Francisco Venture and thereby exercise all management powers over its business and affairs. The San Francisco Venture has two classes of units—Class A units and Class B units. All of the outstanding Class A units are owned by affiliates of Lennar and affiliates of Castlelake. We own all outstanding Class B units of the San Francisco Venture.

The Class A units of the San Francisco Venture are intended to be substantially economically equivalent to the Class A units of the operating company. Cash generated by the San Francisco Venture is distributed to holders of Class A units and Class B units as follows: (1) first, to the holders of Class A units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; (2) second, to the holders of Class B units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; and (3) third, 1% to the holders of Class A units (subject to proportionate reduction as and to the extent that Class A units are exchanged or redeemed), and the remainder (initially 99%) to the holders of Class B units.

Holders of Class A units of the San Francisco Venture can redeem their units at any time and receive Class A units of the operating company on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events). If a holder requests a redemption of Class A units that would result in our ownership of the operating company falling below 50.1%, subject to certain exceptions, we may elect to satisfy the redemption with our Class A common shares in lieu of Class A units of the operating company. We also have the option, at any time, to acquire outstanding Class A units of the San Francisco Venture in exchange for Class A units of the operating company. The 12 month holding period for any Class A units of the operating company issued in exchange for Class A units of the San Francisco Venture is calculated by including the period that such Class A units of the San Francisco Venture were owned.

The Great Park Venture

The Great Park Venture has two classes of interests—percentage interests and legacy interests. The owners of the Great Park Venture immediately prior to the formation transactions hold all of the legacy interests, which entitle them to receive priority distributions in an aggregate amount equal to $565 million. After the priority distributions have been fully paid, all remaining cash will be distributed to the holders of the percentage interests. We have a 37.5% percentage interest in the Great Park Venture and no legacy interest.

Management of the Great Park Venture is vested in the four voting members, who have a total of five votes. Major decisions generally require the approval of at least 75% of the votes of the voting members. We have two votes, and the other three voting members each have one vote, so we are unable to approve any major decision without the consent or approval of at least two of the other voting members. We serve as the administrative member of the Great Park Venture.

The Management Company

FP Inc., a wholly owned subsidiary of the operating company, is the general partner of FP LP. As the general partner, FP Inc. has the sole right to manage and control FP LP, thereby giving the operating company control and discretion over the day-to-day management of the entity. The operating company owns all of the outstanding Class A partnership interests in FP LP. All of the outstanding Class B partnership interests in FP LP are owned by Mr. Haddad, Lennar and FPC-HF. The operating company, as the holder of all outstanding Class A partnership interests in FP LP, is entitled to receive all distributions paid by FP LP, except that holders of Class B partnership interests in FP LP are entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to payments on the legacy interests in the Great Park Venture. For additional information about the amended and restated development management agreement, see “Business and Properties—Development Management Services.”

DESCRIPTION OF SHARES

We have summarized the material terms and provisions of our shares and the Amended and Restated Limited Liability Company Agreement of Five Point Holdings, LLC, which we refer to in this section as our “operating agreement.” This summary is not complete. For more detail, you should refer to our operating agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Shares

Our operating agreement authorizes our board of directors to issue an unlimited number of additional shares and options, rights, warrants and appreciation rights relating to such shares for consideration or for no consideration and on the terms and conditions established by our board of directors in its sole discretion without the approval of any shareholders. Our operating agreement currently authorizes the issuance of Class A common shares, Class B common shares and preferred shares. Our operating agreement permits us to issue Class B common shares only in connection with the issuance of Class A units of the operating company, Class A units of the San Francisco Venture, a subdivision of Class B common shares or a distribution payable in Class B common shares solely to record holders of Class B common shares.

Class A Common Shares

Our Class A common shares represent Class A limited liability company interests in Five Point Holdings, LLC and entitle the holder thereof to such rights, powers and duties with respect to Five Point Holdings, LLC as are provided for under our operating agreement and the Delaware Limited Liability Company Act (the “Delaware LLC Act”). Upon payment in full of the consideration payable with respect to our Class A common shares, as determined by our board of directors, holders of such shares will not be liable to us to make any additional capital contributions with respect to such shares (except as otherwise required by Sections 18-607 and 18-804 of the Delaware LLC Act). Holders of our Class A common shares do not have preemptive, redemption, conversion or subscription rights.

Voting Rights

Holders of our Class A common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Our Class A common shareholders are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by our shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of our Class A common shares and holders of our Class B common shares present in person or represented by proxy, voting together as a single class. Holders of our Class A common shares and holders of our Class B common shares vote together as a single class on all matters on which shareholders are generally entitled to vote, except that holders of each class are entitled to vote separately as a class with respect to amendments to our operating agreement that would alter or change the powers, preferences or special rights of the shares of that class so as to affect the rights of that class adversely relative to the other class. Holders of our Class A common shares and holders of our Class B common shares are not entitled to vote as separate classes with respect to any amendments to our operating agreement that have the same effect on both such classes.

Distribution Rights

Holders of our Class A common shares share ratably (based on the number of Class A common shares held) in any distributions declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of distributions and to any restrictions on the payment of distributions imposed by the terms of any outstanding preferred shares. Distributions consisting of Class A common shares may be paid only to holders of Class A common shares and will be paid proportionally with respect to each outstanding Class A common share.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of our Class A common shares and holders of our Class B common shares will be entitled to receive our remaining assets available for distribution on a pro rata basis (based on the number of Class A common shares held on an as-converted basis).

Other Matters

In the event of our merger or consolidation with or into another entity in connection with which our Class A common shares are converted into or exchangeable for shares, other securities or property (including cash), all holders of Class A common shares will thereafter be entitled to receive the same kind and amount of shares and other securities and property (including cash).

Class B Common Shares

Our Class B common shares represent Class B limited liability company interests in Five Point Holdings, LLC and entitle the holder thereof to such rights, powers and duties with respect to Five Point Holdings, LLC as are provided for under our operating agreement and the Delaware LLC Act. Upon payment in full of the consideration payable with respect to our Class B common shares, holders of such shares will not be liable to us to make any additional capital contributions with respect to such shares (except as otherwise required by Sections 18-607 and 18-804 of the Delaware LLC Act). Holders of our Class B common shares do not have preemptive, redemption or subscription rights.

Voting Rights

Holders of our Class B common shares are generally entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. However, no holder of our Class B common shares is entitled to more votes than the total number of Class A units of the operating company and Class A units of the San Francisco Venture owned by such holder. Our Class B shareholders are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of our Class B common shares and holders of our Class A common shares present in person or represented by proxy, voting together as a single class. Holders of our Class A common shares and holders of our Class B common shares vote together as a single class on all matters on which shareholders are generally entitled to vote, except that holders of each class are entitled to vote separately as a class with respect to amendments to our operating agreement that would alter or change the powers, preferences or special rights of the shares of that class so as to affect the rights of that class adversely relative to the other class. Holders of our Class A common shares and holders of our Class B common shares are not entitled to vote as separate classes with respect to any amendments to our operating agreement that have the same effect on both such classes.

Distribution Rights

Holders of our Class B common shares are entitled to receive distributions of the same type and at the same time as any distributions payable on our outstanding Class A common shares, in an amount per Class B common share equal to 0.0003 multiplied by the amount per Class A common share.

Exchange Rights

All of our Class B common shares were issued, and in the future will be issued, only to holders of Class A units of the operating company and Class A units of the San Francisco Venture, with one share issued for each unit held by such holder. If a holder of our Class B common shares (1) exchanges any of its Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the San Francisco Venture) whether for cash or our Class A common shares or (2) transfers such shares to anyone other than certain permitted transferees, then such Class B common shares will automatically be converted into 0.0003 Class A common shares for each Class B common share.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of our Class B common shares and holders of our Class A common shares will be entitled to receive our remaining assets available for distribution on a pro rata basis (based on the number of Class A common shares held on an as-converted basis).

Transfer Restrictions

A holder of Class B common shares is generally not permitted to transfer its Class B common shares unless such transfer is (1) part of a concurrent permitted transfer of an equal number of Class A units of the operating company or Class A units of the San Francisco Venture to the same transferee and (2) complies with the limited liability company agreement of the operating company or the San Francisco Venture, as applicable.

Preferred Shares

Under our operating agreement, our board of directors may from time to time establish and cause us to issue one or more classes or series of preferred shares and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of such classes or series. Accordingly, our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our Class A common shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Class A common shares, may adversely affect the voting and other rights of the holders of our Class A common shares and could have the effect of delaying, deferring or preventing a change of control or other corporate action. No preferred shares are currently outstanding, and we have no present plans to issue any preferred shares.

Listing on the New York Stock Exchange

We have applied to have our Class A common shares listed on the NYSE under the symbol “FPH.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common shares is                 . The transfer agent’s address is                 .

Operating Agreement

Organization and Duration

The Company was formed as a Delaware limited liability company on July 21, 2009 under the name “Newhall Holding Company, LLC” and was renamed “Five Point Holdings, LLC” on May 2, 2016. The company will continue in full force and effect until dissolved in accordance with our operating agreement and the Delaware LLC Act.

Purpose

Under our operating agreement, we are permitted to engage, directly or indirectly, in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and to conduct any and all activities related to such business activity.

Tax Classification

We are treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares does not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor does an owner of our shares receive a Schedule K-1. Our shareholders also are not be subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares are treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, and are reported on Form 1099, to the extent applicable. Our board of directors cannot revoke or change our election to be treated as a corporation for U.S. federal income tax purposes without the approval of a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class.

Agreement to be Bound by our Operating Agreement; Power of Attorney

Anyone who acquires our Class A common shares will automatically be admitted as a member of Five Point Holdings, LLC and will be bound by the terms of our operating agreement. Pursuant to our operating agreement, each shareholder and each person who acquires a Class A common share or a Class B common share from a shareholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants certain of our officers the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our operating agreement and certificate of formation.

Duties of Officers and Directors; Conflicts of Interest

Our operating agreement provides that our business and affairs is managed under the direction of our board of directors, which has the power to appoint our officers. Our operating agreement provides that, except as otherwise provided therein, the duties and obligations owed to us and our shareholders by our officers and directors are the same as the respective duties of care and loyalty owed by the officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

Our operating agreement provides that each of our directors who is not also one of our officers or employees (along with his or her respective affiliates) will have no duty to refrain from: (1) engaging in the same or similar activities or lines of business in which we or our affiliates now engage or in which we propose to engage or (2) otherwise competing with us or our affiliates. In addition, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for himself or herself or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity or offer it to another person or entity, unless such opportunity was expressly offered to such person solely in his or her capacity as our director.

In the event a potential conflict of interest exists or arises between any of our directors or their respective affiliates, on the one hand, and us or any of our subsidiaries, on the other hand, our operating agreement provides that any resolution or course of action approved or undertaken by our board of directors or the affiliates of our directors will be deemed approved by all of our shareholders, and will not constitute a breach of our operating agreement, of any agreement contemplated by our operating agreement or of any duty (including any fiduciary duty), if such resolution or course of action is (1) approved by a majority of the members of our conflicts committee, which is composed of independent directors, or complies with any rules or guidelines established by our conflicts committee with respect to categories of actions that are deemed approved by our conflicts committee, (2) approved by shareholders holding a majority of our shares whose votes may be cast in the election of our directors that are held by disinterested parties, (3) on terms no less favorable to us than those generally provided to or available from unrelated third parties or (4) fair and reasonable to us taking into account the totality of relationships of the parties involved. In addition, our operating agreement provides that all conflicts of interest described in this prospectus are deemed to have been specifically approved by all of our shareholders.

Election of Members of Our Board of Directors

Our operating agreement provides that our board of directors shall consist of no fewer than three directors or more than thirteen directors, and the exact number of our directors will be fixed from time to time by our board of directors. Our board of directors currently consists of thirteen directors and is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual meeting. The current terms of the Class I, Class II, and Class III directors will expire in 2017, 2018 and 2019, respectively. Each director serves from the time of election and qualification until the third annual meeting following such election and until his or her successor is duly elected or qualified, or until his or her earlier death, resignation or removal. Any vacancy on our board of directors that results from an increase in the size of our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, provided that a quorum is present. Any other vacancy on our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum is present, or by a sole remaining director. The provisions relating to the election of directors contained in the voting and standstill agreement entered into in connection with the formation transactions will terminate upon completion of this offering.

Removal of Members of Our Board of Directors

Our operating agreement provides that directors may be removed only for cause by the affirmative vote of at least a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares then entitled to vote in the election of directors, voting together as a single class. The vacancy in the board of directors caused by any such removal will be filled by the affirmative vote of a majority of our directors then in office.

Limited Liability

The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act will be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from our operating agreement.

Limitations on Liability and Indemnification of Our Directors and Officers

Our operating agreement provides that our directors and officers are not liable to us or our shareholders unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such director or officer breached his or her duty of loyalty or committed an act or omission in bad faith or which involved intentional misconduct or a knowing violation of law.

Our operating agreement includes provisions that indemnify our directors and officers against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any of our directors or officers may be involved, or is threatened to be involved, as a party or otherwise, by reason of being or having been one of our directors or officers. However, our directors and officers shall not be indemnified if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such director or officer is seeking indemnification, the director or officer breached his or her duty of loyalty or committed an act or omission in bad faith or which involved intentional misconduct or a knowing violation of law.

Our operating agreement also provides that expenses (including legal fees and expenses) incurred by our officers and directors in defending or otherwise participating in any indemnification claim, demand, action, suit or proceeding shall be advanced by us, prior to a final and non-appealable determination that such director and officer is not entitled to be indemnified, upon receipt by us of an undertaking by or on behalf of such director or officer to repay such amounts if it ultimately shall be determined that such director or officer is not entitled to be indemnified.

The limitation of liability and indemnification provisions in our operating agreement may discourage shareholders from bringing a lawsuit against our directors and officers. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. However, these provisions will not alter the liability of directors under the federal securities laws. Your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is being sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. Except as set forth below, our board of directors may, without the approval of any of our shareholders, amend any provision of our operating agreement.

The following amendments to our operating agreement cannot be made without the approval of a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class and, to the extent that such amendment would affect the rights of a class adversely relative to the other class, by a majority of the votes entitled to be cast by holders of the class that would be adversely affected:

•	make our shareholders personally liable for our debts, obligations or liabilities;

•	modify the right for our shareholders to have business interests and engage in business activities that may directly compete with us or our subsidiaries;

•	except as otherwise provided for in our operating agreement, change the powers, preferences and rights of the holders of Class A common shares without a corresponding change in the powers, preferences and rights of the holders of Class B common shares, or vice versa;

•	change the terms by which Class B common shares convert into Class A common shares;

•	change the ratio of Class A common shares to Class B common shares as a result of any subdivision or combination of common shares;

•	modify the terms under which Class B common shares are entitled to receive distributions in connection with distributions on the Class A common shares, or vice versa, including in liquidation;

•	modify the duties of our directors and officers to us and our shareholders;

•	modify our election to be taxed as a corporation, or change the terms or procedures by which we may revoke or change that election;

•	change the terms and procedures by which we may conduct a liquidation;

•	modify the terms under which our board of directors may elect to dissolve the company;

•	modify the terms under which our operating agreement may be amended;

•	modify the terms and procedures by which certain business formation transactions may be approved or consummated, including a merger, consolidation or conversion, and sale of all or substantially all of our assets;

•	modify when holders of our Class A common shares and Class B common shares must vote as a single class;

•	change the number of votes that may be cast by each Class A common share or Class B common share; or

•	modify the provision that prohibits cumulative voting rights by holders of Class A common shares and Class B common shares.

The following amendments can only be made with the approval of holders of at least two-thirds of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class:

•	modify the size, classification, term or procedures for election of our board of directors;

•	modify the procedures by which vacancies on the board of directors are filled;

•	modify the provisions relating to resignation and removal of our directors;

•	modify the provision that prohibits our shareholders from taking action by written consent;

•	change the procedures by which a special meeting of our shareholders may be called; or

•	modify the designation of the Court of Chancery of the State of Delaware as the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or shareholders to us or our shareholders, (3) any action asserting a claim against us or any of our directors, officers, employees, agents or shareholders arising out of or relating to any provision of the Delaware LLC Act or our operating agreement or (4) any action asserting a claim against us or any of our directors, officers, employees, agents or shareholders governed by the internal affairs doctrine of the State of Delaware.

In addition, our operating agreement cannot be amended to modify any provision that provides any shareholder with the right to approve any action that would result in eliminating or reducing such approval rights without the approval of shareholders whose outstanding voting power is equal or greater than the voting requirement for such action in the provision.

Merger, Consolidation or Conversion, or Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class, from causing us to, among other things:

•	merge or consolidate with one or more entities;

•	convert into another entity; or

•	sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions.

However, our board of directors in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of any shareholder.

If the conditions specified in our operating agreement are satisfied, our board of directors may convert or merge us into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity that will be treated as a corporation for U.S. federal income tax purposes, in each case, without any approval of our shareholders.

Our shareholders are not entitled to dissenters’ rights of appraisal under our operating agreement or the Delaware LLC Act in the event of a merger, consolidation or conversion, a sale of all or substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon:

•	the election of our board of directors to dissolve us, if approved by a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class;

•	the entry of a decree of judicial dissolution; or

•	at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business, or electronic access to them, at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting purposes, our fiscal year is the calendar year ending December 31. For tax purposes, our fiscal year end is the same as for financial reporting purposes.

Anti-Takeover Effects of Our Operating Agreement

Our operating agreement contains contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other shareholders. These provisions include the following:

•	Our operating agreement provides for a classified board. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common shares from obtaining control of our board of directors until our second annual shareholders meeting following the date the acquirer obtains the controlling interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

•	Our operating agreement provides that directors may be removed only for cause and only by the affirmative vote of at least a majority of the voting power of the issued and outstanding capital shares then entitled to vote in the election of directors, voting together as a single class. Furthermore, any vacancy on our board of directors that results from an increase in the size of our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, provided that a quorum is present. Any other vacancy on our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum is present, or by a sole remaining director.

•	Our operating agreement provides that shareholder action may be taken only at an annual meeting or special meeting of shareholders and may not be taken by written consent.

•	Our operating agreement provides that special meetings of the shareholders may be called only upon the request of our Chairman or our President, and will be called by our Chairman or our President at the written request of (1) holders of shares entitling the holders to cast a majority of the votes entitled to be cast in the election of directors, (2) our board of directors or (3) a committee of the board of directors empowered to call shareholder meetings. Our operating agreement will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

•	Our operating agreement establishes advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a shareholder must comply with the advance notice requirements. Our operating agreement allows the presiding officer at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our operating agreement authorizes us to issue additional shares without any shareholder approval. However, the listing requirements of the NYSE, which will apply whenever our Class A common shares are listed on the NYSE, require shareholder approval of certain issuances of shares equal to or exceeding 20% of the then outstanding voting power or then outstanding number of common shares. Additional shares may be utilized for a variety of corporate purposes, including future public offerings, corporate acquisitions and employee benefit plans.

Our ability to issue additional shares may enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their Class A common shares at prices higher than prevailing market prices.

•	Section 203 of the DGCL, which restricts certain business combinations involving Delaware corporations and interested stockholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement provides that Section 203 of the DGCL will be deemed to apply to us as if we were a Delaware corporation. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested shareholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the outstanding voting shares of a company. However, “interested shareholder” in our operating agreement does not include Lennar, Castlelake or any other person that subsequently acquires their interest in a transaction approved by our board of directors.

•	Our operating agreement provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our shareholders, (3) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the Delaware LLC Act or our operating agreement or (4) any action asserting a claim against us or any of our directors, officers or employees governed by the internal affairs doctrine of the State of Delaware. In the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. Failure to enforce the foregoing provisions would cause us irreparable harm and we are entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of and consented to the foregoing provisions.

THE LIMITED LIABILITY COMPANY AGREEMENT OF THE OPERATING COMPANY

We have summarized the material terms and provisions of the Amended and Restated Limited Liability Company Agreement of the operating company, which we refer to in this section as the “limited liability company agreement.” This summary is not complete. For more detail, you should refer to the limited liability company agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Management of the Operating Company

We conduct all of our business in or through the operating company. The operating company is a Delaware limited liability company that was formed on July 21, 2009. We are the sole operating managing member of the operating company. A subsidiary of Lennar is a managing member of the operating company (together with the operating managing member, the “managing members”). The Lennar subsidiary will cease to be a managing member if, among other things, it no longer owns at least 10% of the outstanding Class A units or undergoes a change of control without our approval. All approvals by the managing members require approval by a majority in interest of the managing members. As of September 30, 2016, we owned approximately 50.4% of the outstanding units of the operating company and thereby control any approval by the managing members.

We have agreed to convert the operating company into a limited partnership by January 27, 2017 (subject to extension if necessary for Lennar to obtain a private letter ruling from the IRS). The sole purpose of such conversion is to effect a mere change in the legal form of the operating company, and the limited partnership agreement of the converted entity will provide the members of the operating company with substantially the same rights and obligations as are contained in the operating company’s limited liability company agreement. We anticipate that we will be the managing general partner of the limited partnership, the other managing member of the limited liability company will become a non-managing general partner of the limited partnership and the non-managing members of the limited liability company will become limited partners of the limited partnership. Lennar has agreed to indemnify us from and against any cost or liability arising from the conversion.

As the operating managing member of the operating company, we exercise exclusive and complete responsibility and discretion in the operating company’s day-to-day management and control, except that (i) prior to submitting a business plan to our board of directors, the managing members will review and consider the business plan and approve its submission and recommendation to our board of directors and (ii) at least quarterly, the managing members meet regarding the operating company’s business and determine whether to recommend any changes to the business plan submitted to our board of directors, if any.

We can cause the operating company to enter into major transactions, including acquisitions, dispositions and refinancings, subject to certain limited exceptions.

The members of the operating company may not transact business for, or participate in the management activities or decisions of, the operating company, except for the managing members (as described below), and as provided in the limited liability company agreement and as required by applicable law. We may not be removed as the operating managing member by the members.

The members of the operating company expressly agree that the operating managing member of the operating company is acting for the benefit of the operating company, the members of the operating company and our shareholders collectively. The operating managing member is under no obligation to give priority to the separate interests of the members in deciding whether to cause the operating company to take or decline to take any actions. If there is a conflict between the interests of us or our shareholders, on the one hand, and the members of the operating company, on the other, the limited liability company agreement provides that any action or failure to act by the operating managing member that gives priority to the separate interests of our shareholders or us, and that does not result in a violation of the contractual rights of the members of the operating company under the limited liability company agreement, will not violate the duties that the operating managing member owes to the operating company and its members.

The limited liability company agreement provides that all of our business activities, including all activities pertaining to the acquisition and operation of properties, must generally be conducted through the operating company. The limited liability company agreement does permit us, under certain circumstances, to hold certain assets other than through the operating company. However, we must take commercially reasonable efforts to ensure that the economic benefits and burdens of such assets are vested in the operating company.

Interests in the Operating Company

Interests in the operating company are denominated in units of membership interest. Pursuant to the limited liability company agreement, the operating company has designated units of membership interest as Class A units or Class B units. We hold all the Class B units. If, at any time, any of our Class B common shares are converted into Class A common shares, in whole or in part, then an equal number of Class B units held by us will automatically be converted into a number of Class A units equal to the number of Class A common shares issued in such conversion. In addition, for purposes of determining distributions to holders of units, a holder’s percentage ownership of units will be calculated as if all outstanding Class B units were converted into Class A units at a rate of 0.0003 Class A units for each Class B unit.

Transferability of Interests

A member may not transfer all or any portion of its membership interest in the operating company without the operating managing member’s consent during the 12-month period following such member’s acquisition of such membership interest (or Class A common units of the San Francisco Venture that were exchanged for such membership interest), other than to family members or trusts for their exclusive benefit, to a charity or trust for the benefit of a charity, to other members, to entities that are controlled by any member, its family members or affiliates or to a lending institution that is not an affiliate of any member as collateral for a bona fide loan, subject to certain limitations. After the 12-month period following such member’s acquisition of its membership interest in the operating company (or of Class A common units of the San Francisco Venture that were exchanged for such membership interest), any transfer of such membership interest by such member, except to the parties specified above, will be subject to a right of first refusal by us. All transfers must be made only to “accredited investors,” as defined under Rule 501 of the Securities Act and are subject to other limitations and conditions set forth in the limited liability company agreement.

Members may pledge their interests in the operating company to one or more banks or lending institutions (which are not affiliates of the pledging member). The transfer of such membership interest pursuant to the lender’s or financial institution’s enforcement of its remedies under the applicable financing documents is permitted by the limited liability company agreement.

Tax Classification

The operating company is treated as a partnership for U.S. federal tax purposes and, therefore, is generally not liable for entity-level federal income taxes. Instead, each of the operating company’s unitholders, including us, take into account its share of the operating company’s items of income, gain, loss and deduction in computing its federal income tax liability as if such unitholder had realized such items directly.

Amendments to the Limited Liability Company Agreement

Amendments to the limited liability company agreement may be proposed by the operating managing member or by other members holding a majority of the Class A units then held by all members (excluding the operating managing member). Generally, the limited liability company agreement may not be amended, modified or terminated without the approval of both the operating managing member and the other members. However, the operating managing member has the power to unilaterally make certain amendments to the limited liability company agreement without obtaining the consent of any other members as may be required to:

•	add to its obligations as the operating managing member or surrender any right or power granted to it as the operating managing member or any affiliate of it for the benefit of the members;

•	reflect the admission, substitution or withdrawal of members, the transfer of any membership interest or termination of the operating company in accordance with the terms of the limited liability company agreement;

•	reflect a change that is of an inconsequential nature or that does not adversely affect the members in any material respect, or cure any ambiguity, correct or supplement any provisions of the limited liability company agreement not inconsistent with law or with other provisions of the limited liability company agreement or make other changes concerning matters under the limited liability company agreement that will not otherwise be inconsistent with law or the limited liability company agreement;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	make certain modifications to the manner in which net income or net loss are allocated or capital accounts are adjusted, computed or maintained;

•	reflect the issuance of additional membership interests;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any additional units issued under the limited liability company agreement;

•	if the operating company is the surviving company in any Termination Transaction (as defined below under “—Change of Control and Termination Transactions”), modify certain provisions of the limited liability company agreement to provide the holders of interests in such surviving company rights that are consistent with the limited liability company agreement;

•	reflect any new partnership audit procedures, after consultation with certain non-managing members;

•	modify certain provisions of the limited liability company agreement to reflect the adoption, modification or termination of any share incentive plan; or

•	reflect any other modification as is reasonably necessary for the business or operations of the operating company or us that does not violate the restrictions on the operating managing member described below.

Subject to certain exceptions, amendments that would, among other things, modify the limited liability of a member, adversely alter a member’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights of members and qualifying assignees (except as permitted in connection with a permitted Termination Transaction) or amend these restrictions must be approved by each member that would be adversely affected by such amendment; provided, however, that the consent of any individual member adversely affected shall not be required for any amendment or action that affects all members holding the same class or series of our units on a uniform or pro rata basis, if approved by a majority of the members of such class or series.

Restrictions on the Operating Managing Member’s Authority

The operating managing member may not take any action in contravention of an express prohibition or limitation contained in the limited liability company agreement, including:

•	taking any action that would make it impossible to carry on the ordinary business of the operating company, except as otherwise provided in the limited liability company agreement;

•	admitting any person as a member, except as otherwise provided in the limited liability company agreement;

•	performing any act that would subject a member to liability, except as otherwise provided in the limited liability company agreement or under the Delaware Limited Liability Company Act; or

•	entering into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or the operating company from performing our or its specific obligations in connection with a redemption of units as described below, or expressly prohibits or restricts the ability of a member to exercise its redemption rights in full without the written consent of such member.

In addition, without the consent of the other members, the operating managing member may not do any of the following:

•	amend, modify or terminate the limited liability company agreement, except as explicitly permitted therein;

•	voluntarily withdraw as the operating managing member, except in connection with a permitted transfer of its entire interest to an entity that will become the new operating managing member, or in connection with a permitted Termination Transaction;

•	admit any additional or successor operating managing member (other than us or one of our wholly owned subsidiaries or in connection with a permitted Termination Transaction);

•	make a general assignment for the benefit of creditors, appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the operating company;

•	institute any proceeding for bankruptcy by the operating company;

•	undertake a merger or consolidation of the operating company with or into any corporation, limited liability company, partnership or another person, or a conversion of the operating company into a corporation, partnership or another entity, other than in connection with a permitted Termination Transaction or a redomestication transaction; or

•	effect a sale, lease, exchange or other transfer of all or substantially all of the assets of the operating company in a single transaction or a series of related transactions outside the ordinary course of the operating company’s business, other than in connection with a permitted Termination Transaction or a redomestication transaction.

The following transactions are subject to approval by a majority in interest of the managing members:

•	an acquisition or disposition of assets, in a single transaction or a series of related transactions with the same person or group of persons acting in concert, for an amount in excess of 20% of the total assets of the operating company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter (the “Specified Threshold”);

•	the incurrence of indebtedness for borrowed money, in a single transaction or a series of related transactions with the same group of lenders, in an aggregate amount that exceeds the Specified Threshold;

•	an undertaking to engage in a development project other than Newhall Ranch, Great Park Neighborhoods or The San Francisco Shipyard and Candlestick Point, that will reasonably be expected to involve a total investment by the operating company in excess of the Specified Amount; or

•	a merger, consolidation, amalgamation with or into another entity (other than a redomestication transaction).

Distributions

The limited liability company agreement provides that holders of units are generally entitled to receive distributions on a pro rata basis in accordance with their percentage ownership of units (subject to the rights of the holders of any class of preferred membership interests that may be authorized and issued after this offering), including quarterly distributions reasonably estimated to provide holders with sufficient cash to cover income tax liabilities in respect of their units. However, holders of units that are members of our management team are entitled to special quarterly tax distributions to cover their estimated personal income tax liabilities in respect of their units. Unlike the regular tax distributions (which are calculated using the highest applicable corporate income tax rates regardless of the holders’ tax classification), the special quarterly tax distributions are calculated using the highest federal and applicable state income tax rates applicable to individuals. All special quarterly tax distributions are treated as advance distributions of future non-tax distributions under the limited liability company agreement. Subsequent non-tax distributions, if any, with respect to the applicable holder will be correspondingly reduced. In addition, upon a redemption or exchange of Class A units by a holder that is a member of our management team, the amount of cash paid or the number of our Class A common shares issued, as applicable, to such holder will be adjusted to take into account any special quarterly tax distributions with respect to which no such corresponding reduction has already occurred.

Upon liquidation of the operating company, after payment of, or adequate provision for, debts and obligations of the operating company, any remaining proceeds will be distributed to the holders of units in accordance with their respective positive capital account balances.

Exchange / Redemption Rights

A member or an assignee has the right, commencing on or after the later of the date which is 12 months after its acquisition of Class A units of the operating company (or Class A units of the San Francisco Venture that were exchanged for such Class A units) to require the operating company to redeem part or all of such Class A units for cash based upon the fair market value of an equivalent number of Class A common shares at the time of the redemption, determined in accordance with and subject to adjustment as provided in the limited liability company agreement. Alternatively, we may elect to acquire those Class A units in exchange for our Class A common shares. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events. With each exchange, our percentage ownership interest in the operating company will increase.

In addition, if a member or assignee tenders for redemption Class A units with a value in excess of $25,000,000 (based on a Class A unit having a value equal to the average daily market price of our Class A common shares for the immediately preceding ten consecutive trading days) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then we may elect to redeem the Class A units with the proceeds from a public offering or private placement of our Class A common shares. If we elect this option, we may require the other members to also elect whether or not to participate. Participating members will receive on the redemption date for each Class A unit (subject to adjustment) the net proceeds per share received in the public offering but will have a limited opportunity to withdraw their Class A units from the redemption immediately prior to the pricing of the public offering.

Issuance of Units

The operating managing member of the operating company has the power to cause the operating company to issue additional units of membership interest in one or more classes or series. These additional units of membership interest may include preferred units. Generally, we may issue additional common shares, or rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase common shares only if we cause the operating company to issue to us membership interests or rights, options, warrants or convertible or exchangeable securities of the operating company having economic rights that are substantially similar to the securities that we have issued.

Capital Contributions

The limited liability company agreement provides that the operating managing member may authorize the issuance of additional membership interests in exchange for such capital contributions, if any, as the operating managing member may approve. Under the limited liability company agreement, we are generally obligated to contribute the net proceeds we receive from any offering of our common shares as additional capital to the operating company in exchange for additional units.

The limited liability company agreement provides that we may make additional capital contributions, including contributions of properties or assets, to the operating company in exchange for additional units. If we contribute additional capital and receive additional units in exchange for the capital contribution, our percentage interest in the operating company will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of the operating company at the time of the contributions. In addition, if we contribute additional capital and receive additional units for the capital contribution, the capital accounts of the members may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the operating company or the issuance or sale of any units or other membership interests.

The operating company could issue preferred membership interests in connection with acquisitions of property or otherwise. Any such preferred membership interests would have priority over common membership interests with respect to distributions from the operating company, including the membership interests that we own.

Borrowing by the Operating Company

As the operating managing member, we may cause the operating company to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of the operating company, subject to the requirement to obtain approval of a majority in interest of the managing members. See “—Restrictions on the Operating Managing Member’s Authority.” Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of the operating company.

Operations

The limited liability company agreement provides that the operating company will assume and pay when due, or reimburse us for payment of, all costs and expenses relating to the operations of or for the benefit of the operating company.

Change of Control and Termination Transactions

Pursuant to the limited liability company agreement of the operating company, we may not engage in, or cause or permit, a Termination Transaction, unless the consent of the members is obtained or if the requirements discussed below are satisfied. A “Termination Transaction” means:

•	a transfer of all or any portion of our membership interest in the operating company, other than certain permitted transfers to affiliated entities;

•	a merger, consolidation or other combination transaction involving us or any of our wholly owned subsidiaries who are members of the operating company;

•	a sale, lease, exchange or other transfer of all or substantially all of our assets not in the ordinary course of business, whether in a single transaction or a series of related transactions;

•	a reclassification, recapitalization or change of our outstanding Class A common shares (other than as a result of a share split, share distribution or similar subdivision); or

•	the adoption of any plan of liquidation or dissolution of us.

The consent of the members (other than the operating managing member) to a Termination Transaction is not required if either:

(1)	in connection with the Termination Transaction, each holder of Class A units (other than us and our wholly owned subsidiaries) is entitled to receive the “transaction consideration,” defined as the fair market value, at the time of the Termination Transaction, of an amount of cash, securities or other property equal to the product of:

•	the number of Class A common shares for which each Class A unit is then exchangeable; and

•	the greatest amount of cash, securities or other property paid with respect to one of our Class A common shares in connection with the Termination Transaction;

provided that, if, in connection with the Termination Transaction, a purchase, tender or exchange offer is made to and accepted by the holders of a majority of the outstanding Class A common shares, the “transaction consideration” will refer to the fair market value of the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received Class A common shares in exchange for its Class A units immediately prior to the expiration of such purchase, tender or exchange offer and had accepted such purchase, tender or exchange offer; or

(2)	all of the following conditions are met: (a) substantially all of the assets directly or indirectly owned by the operating company prior to the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by the operating company or another limited partnership or limited liability company that is the survivor of a merger, consolidation or combination of assets with the operating company, which we refer to as the “surviving company”; (b) the surviving company is classified as a partnership for U.S. federal income tax purposes; (c) the members (other than us and our wholly owned subsidiaries) that held Class A units immediately prior to the consummation of such Termination Transaction own a percentage interest of the surviving company based on the relative fair market value of the net assets of the operating company and the other net assets of the surviving company immediately prior to the consummation of such transaction; (d) the members have the right to redeem their interests in the surviving company at any time for cash in an amount equal to the transaction consideration; and (e) the operating managing member determines in good faith that the other rights of such members with respect to the surviving company, in the aggregate, are not materially less favorable than those of the members holding Class A units immediately prior to the consummation of such transaction.

Term

The operating company will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

The operating company is required to indemnify us, as a managing member, our directors, officers and employees, officers and employees of the operating company and any other persons whom the operating managing member may designate from and against any and all claims arising from or that relate to the operations of the operating company in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise.

To the maximum extent permitted by law, the only duties that the operating managing member owes to the operating company or any of its members, or any other person (including any creditor of any member or assignee of any membership interest), are to perform its contractual obligations as expressly set forth in the limited liability company agreement. The operating managing member, in its capacity as such, has no other duty, fiduciary or otherwise, to the operating company or any of its members or any other person (including any creditor of any member or any assignee of a membership interest).

None of our or the operating managing member’s managers, members, directors, officers, employees, agents or representatives have any duties directly to the operating company or its members, and will not be directly liable to the operating company or its members for money damages by reason of their service as such.

THE OPERATING AGREEMENT OF THE SAN FRANCISCO VENTURE

We have summarized the material terms and provisions of the Second Amended and Restated Operating Agreement of the San Francisco Venture, which we refer to in this section as the “operating agreement.” This summary is not complete. For more detail, you should refer to the operating agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Unless otherwise indicated, in this section, all references to “units” are to units of the San Francisco Venture.

Management of the San Francisco Venture

The San Francisco Venture is a Delaware limited liability company that was formed on May 23, 2013. The operating company is the sole manager of the San Francisco Venture. As the sole manager of the San Francisco Venture, the operating company exercises exclusive and complete responsibility and discretion in the San Francisco Venture’s day-to-day management and control and can cause the San Francisco Venture to enter into major transactions, including acquisitions, dispositions and refinancings. The members of the San Francisco Venture may not transact business for, or participate in the management activities or decisions of, the San Francisco Venture, except as provided in the limited liability company agreement and as required by applicable law. The operating company may not be removed as manager by the members.

Interests in the San Francisco Venture

Interests in the San Francisco Venture are denominated in units of membership interest. Pursuant to the operating agreement, the San Francisco Venture has designated units of membership interest as Class A units and Class B units. The operating company owns all of the outstanding Class B units, and Lennar and an affiliate of Castlelake, which previously owned all of the outstanding equity interests in the San Francisco Venture, own all of the outstanding Class A units.

Transfers of Interests

All transfers of units must be made only to “accredited investors,” as defined under Rule 501 of the Securities Act, and are subject to other limitations and conditions set forth in the operating agreement. Members may pledge their membership interests in the San Francisco Venture to one or more banks or lending institutions (which are not affiliates of the pledging member). The transfer of such membership interests pursuant to the lender’s or financial institution’s enforcement of its remedies under the applicable financing documents is permitted by the operating agreement. Any transfer of membership interests in the San Francisco Venture, other than certain permitted transfers, is subject to a right of first refusal in favor of the operating company.

Tax Classification

The San Francisco Venture is treated as a partnership for U.S. federal tax purposes and, therefore, is generally not liable for entity-level federal income taxes. Instead, each of the San Francisco Venture’s unitholders takes into account its share of the San Francisco Venture’s items of income, gain, loss and deduction in computing its federal income tax liability as if such unitholder had realized such items directly.

Amendments to the Operating Agreement

Amendments to the operating agreement may be proposed by the manager. Generally, the operating agreement may not be amended, modified or terminated without the approval of the manager and the members holding a majority of the Class A units. The manager has the power to unilaterally make certain amendments to the operating agreement, without obtaining the consent of any members, as may be necessary to, among other things:

•	reflect the admission, substitution or withdrawal of members, the transfer of any membership interest or termination of the San Francisco Venture in accordance with the terms of the operating agreement;

•	satisfy any requirements of federal or state law;

•	make certain modifications to the manner in which net income or net loss are allocated or capital accounts are adjusted, computed or maintained;

•	reflect the issuance of additional membership interests in accordance with the operating agreement; or

•	set forth or amend any designations, preferences, participation, optional or other rights, powers or duties of any additional units issued in accordance with the operating agreement, subject to certain restrictions.

Amendments that would modify the limited liability of a member, adversely alter a member’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the exchange rights of members or amend these restrictions must be approved by each member that would be adversely affected by such amendment.

Restrictions on Manager’s Authority

The manager may not take any action in contravention of the operating agreement, including:

•	taking any action that would make it impossible to carry on the ordinary business of the San Francisco Venture, except as otherwise provided in the operating agreement;

•	admitting any person as a member, except as otherwise provided in the operating agreement; or

•	performing any act that would subject a member to liability, except as otherwise provided in the operating agreement or under the Delaware Limited Liability Company Act.

Without the consent of holders of a majority of the Class A units, the manager may not take any of the following actions:

•	amend, modify or terminate the operating agreement, except as explicitly permitted therein;

•	voluntarily withdraw as manager, except in connection with a permitted transfer of its entire interest to an entity that will become the new manager;

•	admit any additional or successor manager (other than us or one of our wholly owned subsidiaries);

•	make a general assignment for the benefit of creditors, appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the San Francisco Venture;

•	institute any proceeding for bankruptcy by the San Francisco Venture;

•	effect a merger or consolidation of the San Francisco Venture with or into any corporation, limited liability company, partnership or another person, or a conversion of the San Francisco Venture into a corporation, partnership or another entity, other than in connection with a redomestication transaction; or

•	effect a sale, lease, exchange or other transfer of all or substantially all of the assets of the San Francisco Venture not in the ordinary course of business, whether in a single transaction or a series of related transactions

Distributions

Distributions of available cash are made to holders of units of the San Francisco Venture on a quarterly basis as follows:

(a)	first, to the holders of Class A units until they have received a cumulative amount per unit equal to the cumulative amount of distributions paid on a Class A unit of the operating company;

(b)	second, to the holders of Class B units until they have received a cumulative amount per unit equal to the cumulative amount of distributions paid on a Class A unit of the operating company; and

(c)	third, 1% to the holders of Class A units, and 99% to the holders of Class B units.

The holders of Class A units are also entitled to quarterly tax distributions to the extent their estimated tax liabilities in respect of their Class A units exceed distributions received from the San Francisco Venture for such quarter. All such distributions will be treated as advance distributions of amounts otherwise distributable to them under clauses (a) and (c) above.

The San Francisco Venture is not required to make any distributions in excess of its available cash. In addition, the manager can defer distributions described in clauses (b) and (c) above. However, if the San Francisco Venture does not have sufficient available cash to make a required tax distribution, then the San Francisco Venture is required to obtain funds from either the operating company (in the form of a loan or capital contribution) or third parties in order to make the tax distribution. The percentages set forth in clause (c) above are subject to adjustment upon changes in the number of outstanding Class A units.

Upon liquidation of the San Francisco Venture, after payment of, or adequate provision for, debts and obligations of the San Francisco Venture, any remaining proceeds will be distributed to the holders of units in accordance with the distribution priority set forth above.

Redemption Rights

A member or an assignee has the right at any time to require the San Francisco Venture to redeem part or all of such member’s or assignee’s Class A units in exchange for an equal number of Class A units of the operating company (subject to adjustment for any unpaid distributions). The San Francisco Venture’s obligation to redeem such units is subject to the operating company’s right to acquire such units in exchange for Class A units of the operating company. If the operating company acquires, directly or indirectly, any Class A units of the San Francisco Venture, such units will automatically convert into an equal number of Class B units. The Class A units of the San Francisco Venture are intended to be substantially economically equivalent to the Class A units of the operating company. If Class A units of the San Francisco Venture are tendered for redemption, and their redemption would result in us owning less than 50.1% of the operating company’s Class A units, then we have the right to acquire such Class A units of the San Francisco Venture in exchange for a number of our Class A common shares equal to the number of Class A units of the operating company that would otherwise have been issued in exchange.

Right to Call Class A Units

The San Francisco Venture may, at any time, cause a holder of Class A units to be treated as if such holder had elected to redeem all of its Class A units.

Issuance of Units

The manager of the San Francisco Venture has the power to cause the San Francisco Venture to issue additional Class A units, Class B units or new units of membership interest in one or more classes or series, without the consent of holders of the Class A units.

Capital Contributions

The operating agreement provides that the manager may require additional capital contributions only from the members holding Class B units. Members holding Class A units have no obligation or right to make capital contributions to the San Francisco Venture.

Borrowing by the San Francisco Venture

The operating agreement provides that the manager may cause the San Francisco Venture to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the San Francisco Venture. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of the San Francisco Venture.

Term

The San Francisco Venture will continue until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

If we, the operating company or a current or former member of the San Francisco Venture, or a current or former manager, member, director, officer, employee, agent or representative of us, the operating company or any member or the San Francisco Venture is made, or is threatened to be made, a party to a proceeding, then, to the fullest extent permitted by law, the San Francisco Venture is obligated to indemnify that person from and against any and all losses, claims, damages, liabilities and expenses arising from the proceeding, unless the proceeding was initiated by that person (other than an action to enforce his or her rights to indemnification or advancement of expenses).

Under the operating agreement, the only duties that the manager owes to the San Francisco Venture or any member are to perform its contractual obligations as expressly set forth in the agreement. The manager, in its capacity as such, has no other duty, fiduciary or otherwise, to the San Francisco Venture or any member. The manager does not have liability to the San Francisco Venture or its members, for any action or omission taken in good faith by the manager in its capacity as such or for the debts, liabilities or obligations of the San Francisco Venture.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for our Class A common shares. Assuming that our Class A common shares are accepted for listing on the NYSE, trading of our Class A common shares on the NYSE is expected to commence immediately following the completion of this offering. We can provide no assurance as to: (1) the likelihood that an active market for our Class A common shares will develop; (2) the liquidity of any such market; (3) the ability of the shareholders to sell the shares; or (4) the price that a shareholder may obtain for any of its shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A common shares (including shares issued upon the exchange of Class A units of the operating company), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common shares. See “Risk Factors—Risks Related to this Offering.”

Upon completion of this offering, we will have outstanding             Class A common shares (             Class A common shares if the underwriters exercise their over-allotment option in full). In addition, upon completion of this offering,             Class A common shares will be reserved for issuance upon exchange of Class A units of the operating company (including              Class A units of the operating company issuable upon exchange of Class A units of the San Francisco Venture) and conversion of our Class B common shares, and             Class A common shares will be available for future issuance under our Incentive Award Plan (including             Class A common shares that may be issued in settlement of outstanding RSUs).

The             Class A common shares sold in this offering (             Class A common shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. Subject to the terms of the lock-up agreements described below, and the volume and manner of sale provisions of Rule 144 under the Securities Act, additional Class A common shares will be available for sale in the public market as follows:

•	on the date of this prospectus, an additional outstanding Class A common shares (representing approximately % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering and after the completion of the formation transactions); and

•	181 days after the date of this prospectus, an additional outstanding Class A common shares.

The foregoing does not include up to             Class A common shares that we may issue in exchange for outstanding Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the San Francisco Venture).

Exchange / Redemption Rights

The operating company has an aggregate of             Class A units outstanding and the San Francisco Venture has an aggregate of             Class A units outstanding. Beginning May 2, 2017, holders of Class A units of the operating company may exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment for share splits and similar events) or cash in an amount equal to the market value of such shares at the time of exchange. Holders of Class A units of the San Francisco Venture may exchange their units for Class A units of the operating company on a one-for-one basis (with no holding period), subject to certain exceptions.

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell our shares that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for 90 days preceding such sale. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is an affiliate of ours (or has been an affiliate of ours at any time within the 90 days prior to the sale) who has beneficially owned our common shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding common shares, which will equal approximately common shares immediately after the completion of this offering ( common shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our shares on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 of their intention to make such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to prescribed requirements relating to the manner of sale, notice and the availability of current public information about us.

Lock-Up Agreements

We and our executive officers, directors and certain of our existing shareholders (representing, in the aggregate, approximately     % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering) have agreed with the underwriters that we and they will not, directly or indirectly, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of, file a registration statement with the SEC with respect to, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Class A common shares or any securities convertible into or exchangeable for our Class A common shares (including Class A units of the operating company and Class A units of the San Francisco Venture), or publicly announce an intention to effect any such transaction, until 180 days after the date of this prospectus, subject to certain limited exceptions. See “Underwriting” for a more complete description of the lock-up agreements.

Registration Rights Agreement

In connection with the formation transactions, we entered into a registration rights agreement with certain holders of our Class A common shares, Class A units of the operating company or Class A units of the San Francisco Venture. An aggregate of             Class A common shares, including             Class A common shares issuable upon exchange of Class A units of the operating company and Class A units of the San Francisco Venture (such shares, the “registrable securities”), are subject to the registration rights agreement.

Demand and Piggyback Registration Rights

Beginning six months and ending nine months after the completion of this offering, upon the request of holders of registrable securities with a market value of at least $50 million, we have agreed to (1) register the sale of the Class A common shares covered by the request and (2) register and sell, on our own behalf, Class A common shares, the proceeds of which will be used to purchase Class A units of the operating company or Class A units of the San Francisco Venture covered by the registration request. In addition, in connection with any such registration request, we have also agreed to notify other holders of registrable securities and register additional Class A common shares if so requested by such holders. We are only required to effect one (1) registration statement in accordance with the foregoing procedures.

Form S-3 Registration Rights

Prior to the earlier of (1) 14 days after we become eligible to file a registration statement on Form S-3 and (2) 14 months after this offering, we have agreed to register with the SEC the resale of Class A common shares held by certain of our existing shareholders and the Class A common shares that we may issue in exchange for Class A units of the operating company or Class A units of the San Francisco Venture. Following the effectiveness of the Form S-3 registration statement, we will be required to use our reasonable efforts to keep the Form S-3 registration statement (or a successor registration statement) effective until there are no longer any registrable securities other than Class A common shares that can be sold under Rule 144 without any limitation as to volume or manner of sale under Rule 144.

Form S-8 Registration Statement

Following completion of this offering, we intend to file with the SEC a registration statement on Form S-8 covering the Class A common shares issuable under the Incentive Award Plan. The registration statement on Form S-8 will become effective automatically upon filing. Our Class A common shares issued under this registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income and, in the case of a non-U.S. holder, estate tax consequences generally applicable to the purchase, ownership and disposition of our Class A common shares by an investor that acquires our Class A common shares for cash pursuant to this offering and that holds such shares as capital assets (generally, for investment). This summary is based upon the code, existing and proposed U.S. Treasury regulations, IRS rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, nor does it address the Medicare tax on net investment income, the alternative minimum tax or, except as provided below, any aspects of U.S. federal estate and gift, state, local or non-U.S. taxes. This discussion does not address holders subject to special tax treatment under the U.S. federal income tax laws (including banks, insurance companies and other financial institutions, tax-exempt organizations, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, dealers in securities or currency, persons who hold our Class A common shares as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, U.S. holders who have a functional currency other than the U.S. dollar, controlled foreign corporations, passive foreign investment companies, or companies that accumulate earnings to avoid U.S. federal income tax, former U.S. citizens or residents and persons who have acquired our Class A common shares as compensation) or otherwise in connection with the performance of services.

If a partnership or other pass-through entity holds our Class A common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Partnerships or other pass-through entities that hold our Class A common shares and partners or members in these partnerships or other entities should consult their tax advisors regarding the U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common shares.

The discussion included herein is only a summary. Accordingly, each prospective investor should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common shares.

Corporate Status

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our shares receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares will be treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, and will be reported on Form 1099, to the extent applicable.

U.S. Holders

For purposes of this discussion, a U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not an entity classified as a partnership and is either:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Distribution Policy,” we do not anticipate paying cash distributions on our Class A common shares. If, however, we make distributions of cash or property on our Class A common shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Under current law, distributions constituting dividend income received by an individual in respect of our Class A common shares are generally subject to tax at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income, provided certain holding period requirements are satisfied. Distributions on our Class A common shares constituting dividend income paid to U.S. holders that are U.S. corporations will generally qualify for the dividends received deduction, subject to various limitations. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a U.S. holder’s adjusted tax basis in its Class A common shares, but not below zero. Any excess will be treated as gain from the sale of stock and will be treated as described under the section titled “Dispositions” below.

Dispositions

A U.S. holder generally will recognize capital gain or loss on a sale, exchange, certain redemptions or other taxable disposition of our Class A common shares equal to the difference, if any, between the amount realized upon the disposition of such Class A common shares and the U.S. holder’s adjusted tax basis in those shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares disposed of exceeds one year at the time of disposition. Long-term capital gains of non-corporate taxpayers are generally subject to tax at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Non-U.S. Holders

The discussion in this section is addressed to holders of our Class A common shares that are “non-U.S. holders.” You are a non-U.S. holder if you are a beneficial owner of our Class A common shares and not a U.S. holder for U.S. federal income tax purposes.

Distributions

Generally, a distribution treated as a dividend will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). To the extent a distribution exceeds our current and accumulated earnings and profits, such distribution will reduce the non-U.S. holder’s adjusted tax basis in its Class A common shares (but not below zero). Any excess will be treated as gain from the sale of stock and will be treated as described under the section titled “Dispositions” below. Generally, a non-U.S. holder must certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable, in order to obtain the benefit of such right. If, however, the non-U.S. holder provides an IRS Form W-8ECI, certifying that the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, the dividend will not be subject to withholding. Instead, such dividends are subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable U.S. income tax treaty.

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our Class A common shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the tax year of the disposition and meets certain other conditions; or

•	we are or have been a “U.S. real property holding corporation” under Section 897 of the Code during the applicable statutory period and the non-U.S. holder’s shares in us represent a “U.S. real property interest” under the Foreign Investment in Real Property Tax Act.

We expect to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or have been a U.S. real property holding corporation, a non-U.S. holder (without the connections to the United States described in the preceding paragraph) will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our Class A common shares, provided that the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our Class A common shares, and our Class A common shares continue to be regularly traded on an established securities market for U.S. federal income tax purposes. If we are or have been a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common shares as well as to withholding tax, generally at a rate of 15% on the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder’s U.S. federal income tax liability.

U.S. Federal Estate Taxes

Our Class A common shares owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Withholding Rules Pursuant to the Foreign Account Tax Compliance Act

Foreign Account Tax Compliance Act. Pursuant to the Foreign Account Tax Compliance Act (commonly known as “FATCA”) withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our Class A common shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons, that institution complies with the terms of an intergovernmental agreement between the jurisdiction of which the institution is a tax resident and the United States, or an exception applies. Accordingly, the entity through which Class A common shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Class A common shares held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us (or another applicable withholding agent) that such entity does not have any “substantial U.S. owners” or (2) provides certain information regarding the entity’s “substantial U.S. owners,” which we (or another applicable withholding agent) will in turn provide to the U.S. Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of these rules on their investment in Class A common shares.

Information Reporting and Backup Withholding

You generally will be required to comply with certain certification procedures to establish that you are not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of Class A common shares. In addition, we are required to annually report to the IRS and you the amount of any distributions paid to you, regardless of whether we actually withheld any tax. Copies of the information returns reporting such distributions and the amount withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of Class A common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase our Class A common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Class A common shares we are offering (other than those covered by the underwriters’ over-allotment option described below) if they purchase any of the Class A common shares.

Our Class A common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A common shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $        per share. If all the Class A common shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Class A common shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional Class A common shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional Class A common shares approximately proportionate to that underwriter’s initial purchase commitment. Any Class A common shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A common shares that are the subject of this offering.

We, our executive officers, directors and certain of our existing shareholders (representing, in the aggregate, approximately    % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering) have agreed with the underwriters that we and they will not, directly or indirectly, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Class A common shares or any securities convertible into or exchangeable for our Class A common shares (including Class A units of the operating company and Class A units of the San Francisco Venture), or publicly announce an intention to effect any such transaction, until 180 days after the date of this prospectus, subject to certain limited exceptions. This lock-up provision applies to securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our Class A common shares. Consequently, the initial public offering price for our Class A common shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which our Class A common shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our Class A common shares listed on the NYSE under the symbol “FPH.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $            . Included in this amount are costs and expenses of the underwriters that we have agreed to pay related to the review by FINRA of the offering of our Class A common shares, including filing fees and the reasonable fees and expenses of counsel for the underwriters relating to such review (such fees and expenses of counsel in an amount not to exceed $         ).

In connection with the offering, the underwriters may purchase and sell our Class A common shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters’ over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our

Class A common shares. They may also cause the price of our Class A common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

•	In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian

Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of the common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

Certain legal matters, including the validity of the Class A common shares offered hereby, will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Proskauer Rose LLP.

EXPERTS

The consolidated financial statements of Five Point Holdings, LLC (formerly Newhall Holding Company, LLC) and subsidiaries as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015, included in this prospectus, and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The Shipyard Communities, LLC and Subsidiaries as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015; the consolidated financial statements of Heritage Fields LLC and Subsidiaries as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015; and the combined consolidated financial statements of Five Point Communities, LP and Subsidiary and Five Point Communities Management, Inc. as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015; all included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Prospectus Summary” and “Business and Properties,” is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert in such matters. We have paid JBREC an aggregate fee of $122,500 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC for the Class A common shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements in this prospectus about the contents of our contracts, agreements or other documents are not necessarily complete and, where that contract, agreement or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the statement relates. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement and the exhibits that were filed with the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Five Point Holdings, LLC

Aliso Viejo, California

We have audited the accompanying consolidated balance sheets of Five Point Holdings, LLC (formerly Newhall Holding Company, LLC) and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, capital, and cash flows for each of the two years in the period ended December 31, 2015. Our audits also included the financial statement schedule—Schedule III Real Estate and Accumulated Depreciation. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Five Point Holdings, LLC and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 18, 2016

(December 21, 2016 as to the disclosure of 1) the Formation Transactions in Note 1, 2) the Operating Segments in Note 2, and 3) the adoption of ASU No. 2015-07 in Notes 2 and 9)

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(In thousands, except units)

	2015	2014
ASSETS
CASH AND CASH EQUIVALENTS	$108,657	$152,221
RESTRICTED CASH AND CERTIFICATES OF DEPOSIT	3,916	3,995
INVESTMENTS	25,000	30,575
INVENTORIES	259,872	219,934
PROPERTIES AND EQUIPMENT—Net	33,759	33,648
RECEIVABLE FROM RELATED PARTIES	5,032	4,690
RECEIVABLES AND OTHER ASSETS	5,615	29,112

TOTAL	$441,851	$474,175

LIABILITIES AND CAPITAL
LIABILITIES:
Accounts payable and other liabilities	$84,415	$113,378
Deferred revenue—related parties	1,115	—
Deferred income tax liability, net	7,888	8,466

Total liabilities	93,418	121,844

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)
CAPITAL:
Class A units; No par value; Issued and outstanding: 2015—231,854,279 units; 2014—231,630,000 units
Class B units; No par value; Issued and outstanding: 2015—80,979,355 units; 2014—81,203,634 units
Contributed capital	245,829	245,615
Retained earnings	17,872	20,557
Accumulated other comprehensive loss	(2,779)	(2,728)

Total members’ capital	260,922	263,444
Noncontrolling interests	87,511	88,887

Total capital	348,433	352,331

TOTAL	$441,851	$474,175

See notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands, except units and per unit data)

	2015	2014
REVENUES:
Land sales	$17,229	$30,137
Land sales—related party	6,065	34,534
Operating properties	12,288	13,682

Total revenues	35,582	78,353

COSTS AND EXPENSES:
Land sales	(2,862)	7,529
Operating properties	10,161	9,470
Selling, general, and administrative	27,542	21,827
Management fees—related party	5,109	4,858

Total costs and expenses	39,950	43,684

(LOSS) INCOME BEFORE INCOME TAX BENEFIT (PROVISION)	(4,368)	34,669
INCOME TAX BENEFIT (PROVISION)	546	(9,173)

NET (LOSS) INCOME	(3,822)	25,496
LESS NET (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,137)	9,000

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(2,685)	$16,496

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY PER CLASS A UNIT
Basic and diluted	$(0.01)	$0.07
WEIGHTED AVERAGE CLASS A UNITS OUTSTANDING
Basic and diluted	231,761,495	231,630,000

See notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
NET (LOSS) INCOME	$(3,822)	$25,496

OTHER COMPREHENSIVE LOSS:
Net actuarial loss on defined benefit pension plan	(189)	(2,194)
Reclassification of actuarial loss on defined benefit pension plan included in net (loss) income	81	15

Other comprehensive loss before taxes	(108)	(2,179)
INCOME TAX BENEFIT RELATED TO OTHER COMPREHENSIVE LOSS	32	707

OTHER COMPREHENSIVE LOSS—Net of tax	(76)	(1,472)

COMPREHENSIVE (LOSS) INCOME	(3,898)	24,024

LESS COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,165)	8,434

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(2,733)	$15,590

See notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands, except units)

	Five Point Holdings, LLC
	Class A Units	Class B Units	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ Capital	Noncontrolling Interests	Total
BALANCE—January 1, 2014	231,630,000	81,203,634	$245,614	$4,062	$(1,822)	$247,854	$80,453	$328,307
Net income	—	—	—	16,496	—	16,496	9,000	25,496
Other comprehensive loss—net of tax benefit of $707—actuarial loss on pension plan	—	—	—		(906)	(906)	(566)	(1,472)

BALANCE—December 31, 2014	231,630,000	81,203,634	245,614	20,558	(2,728)	263,444	88,887	352,331
Net loss	—	—	—	(2,685)	—	(2,685)	(1,137)	(3,822)
Exchange of noncontrolling Operating Company units for Company Class A units	224,279	(224,279)	214		(3)	211	(211)	—
Other comprehensive loss—net of tax benefit of $32—actuarial loss on pension plan	—	—	—		(48)	(48)	(28)	(76)

BALANCE—December 31, 2015	231,854,279	80,979,355	$245,828	$17,873	$(2,779)	$260,922	$87,511	$348,433

See notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,822)	$25,496
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Deferred income taxes	(546)	9,173
Depreciation and amortization	(179)	714
Write-off of deferred equity offering costs	6,318	—
Changes in operating assets and liabilities:
Inventories	(39,938)	(24,382)
Receivable from related parties and receivables and other assets	23,959	(6,895)
Accounts payable and other liabilities and deferred revenues—related parties	(27,165)	(28,857)

Net cash used in operating activities	(41,373)	(24,751)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash and certificates of deposit	79	2,230
Proceeds from the maturity of investments	43,000	48,578
Purchase of investments	(37,500)	(37,500)
Payment of cost sharing advances, net	(346)	—
Purchase of properties and equipment	(845)	(616)

Net cash provided by investing activities	4,388	12,692

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payment on promissory note	—	(2,500)
Payment of equity offering costs	(6,318)	—
Payment of debt offering costs	(261)	—

Net used in financing activities	(6,579)	(2,500)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(43,564)	(14,559)
CASH AND CASH EQUIVALENTS—Beginning of year	152,221	166,780

CASH AND CASH EQUIVALENTS—End of year	$108,657	$152,221

See notes to consolidated financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	ORGANIZATION

Five Point Holdings, LLC, formerly named Newhall Holding Company, LLC, (the “Company”) was formed as a Delaware limited liability company on July 21, 2009. In exchange for the initial capital raised by the Company, Class A units were issued to its members. The Company immediately thereafter used this capital to acquire units of Five Point Operating Company, LLC, formerly named Newhall Intermediary Holding Company, LLC (the “Operating Company”). The Operating Company, in turn, used the Company’s invested capital along with its own capital to acquire units of Five Point Land, LLC, formerly named Newhall Land Development, LLC, (“FPL”). The Company’s units are designated as either “Class A” or “Class B” units. Class A units have economic rights in the capital of the Company, while Class B units do not. Class B units were issued to certain direct holders of units, excluding the Company, in the Operating Company and FPL, and are reflected in noncontrolling interests. While Class B units do not have economic rights in the Company, they do have certain voting rights. Members holding Class B units have the right to acquire Class A units from the Company in exchange for Operating Company units or FPL units and the cancellation of the corresponding Class B units (“Exchange Transactions”).

As further defined in its operating agreement, the Company is managed by a board of seven managers (the “Board”). The Board consists of members holding both Class A and Class B units. Without the vote or approval of the members, the Board is given the authority to make all of the decisions and take all actions for, and on behalf of the Company. In addition, the Company also acts as manager for the Operating Company and FPL; and as defined in their respective operating agreements, the Board is given the authority to make all decisions and take all actions for, and on their behalf, without the vote or approval of their members.

The Company is organized to perform either directly or indirectly through one or more entities such activities as the acquisition; development; and disposition of real estate, agriculture and energy operations, and ownership and operation of a golf club. As of December 31, 2015 and 2014, the Company’s real estate-owning subsidiaries are:

•	LandSource Holding Company, LLC

•	The Newhall Land and Farming Company (A California limited partnership) (“NLF”)

•	Stevenson Ranch Venture, LLC

On June 8, 2008, FPL, then named LandSource Communities Development, LLC, (“LandSource”) and 20 then-existing subsidiaries (collectively, the “Debtors”) filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. On July 20, 2009, the Debtors’ plan of reorganization was confirmed and became effective on July 31, 2009 (the “Effective Date”).

On the Effective Date, the Company adopted the fresh-start reporting provisions of Accounting Standards Codification (“ASC”) Topic 852, Reorganizations. The Company’s emergence from Chapter 11 resulted in a new reporting entity with no capital or accumulated deficit of LandSource.

Fresh-start reporting reflects the equity value of the Company at the Effective Date as determined in the confirmed plan of reorganization. Under fresh-start reporting, the Company’s assets and liability values were remeasured using fair value and were allocated in conformity with ASC Topic 805-10, Business Combinations.

Formation Transactions

On May 2, 2016, the Company completed a series of transactions (the “Formation Transactions”) pursuant to a Second Amended and Restated Contribution and Sale Agreement (the “Contribution and Sale Agreement”). The principal organizational elements of these transactions are as follows:

•	The Company’s limited liability company agreement was amended and restated to, among other things (i) convert the membership interests previously designated as “Class A units” into “Class A Common Shares” with each Class A unit converted into one Class A Common Share, (ii) terminate and cancel the membership interests designated as “Class B units”, and (iii) create a second class of shares designated as “Class B Common Shares”. The holders of Class A and Class B Common Shares are entitled to one vote per share, and the holders of Class B Common Shares receive distributions per share equal to 0.03% of the per share distributions to the holders of Class A Common Shares;

•	The Operating Company’s limited liability company agreement was amended and restated to, among other things, (i) create two classes of membership interests designated as “Class A Common Units” and “Class B Common Units”, (ii) convert all existing membership interests of the Operating Company into Class A Common Units, (iii) reflect the issuance of Class A Common Units per the Contribution and Sale Agreement, (iv) reflect the issuance of Class B Common Units to the Company, and (v) appoint the Company as the operating managing member;

•	All noncontrolling interest members of the Company’s consolidated subsidiary, FPL, contributed to the Operating Company 47,562,396 units of FPL in exchange for 47,562,396 Class A Common Units of the Operating Company;

•	The Company acquired 37.5% Percentage Interest in Heritage Fields LLC, the entity that is developing Great Park Neighborhoods in Irvine, California, in exchange for 112,355,952 Class A Common Units of the Operating Company;

•	The Company acquired all of the Class B units of, and became the managing member of, The Shipyard Communities, LLC (the “San Francisco Venture”), the entity that is developing The San Francisco Shipyard and Candlestick Point in San Francisco, California, in exchange for 2,396,398 Class A Common Units of the Operating Company and other consideration;

•	The limited liability company agreement of the San Francisco Venture was amended and restated to provide for the possible future exchange of all of the Class A units of the San Francisco Venture for Class A Common Units in the Operating Company;

•	The Company acquired all of the limited partners’ Class A interests in Five Point Communities, LP and all of the stock in its general partner, Five Point Communities Management, Inc. (together, the “Management Company”), the entities which have historically managed the development of Great Park Neighborhoods and Newhall Ranch (see Note 7), in exchange for 5,052,356 Class A Common Shares of the Company, 41,459,148 Class A Common Units of the Operating Company, and other consideration;

•	Simultaneously with the completion of the formation transactions, the Holding Company entered into a tax receivable agreement with investors that hold Class A Common Units of the Operating Company and investors that hold Class A units of the San Francisco Venture. The tax receivable agreement provides for payment by the Holding Company to such investors or their successors of 85% of the amount of cash savings, if any, in income tax the Holding Company realizes as a result of (a) increases in tax basis attributable to the Operating Company’s acquisition of certain equity interests for cash and exchanges of Class A units for the Holding Company’s Class A common shares or cash, (b) allocations that result from the application of the principles of Section 704(c) of the Code and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement; and

•	The Company sold 470,449,239 Class B Common Shares for aggregate consideration of $0.5 million to investors holding Class A Common Units of the Operating Company and holders of Class A units of the San Francisco Venture. Each investor was entitled to purchase one Class B Common Share for each unit held.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and all of its controlled direct and indirect subsidiaries’ accounts. All intercompany transactions and balances have been eliminated in consolidation.

As discussed in Note 1, the Company has a majority, but not total ownership interest in its direct and indirect subsidiaries. As required by ASC Topic 810, Consolidation, the Company has reported the consolidated net income or loss and comprehensive income or loss attributable to these noncontrolling interests separately on the face of its consolidated statements of operations and consolidated statements of comprehensive (loss) income and separately as a component of consolidated capital in its consolidated balance sheets.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk—As of December 31, 2015, the Company’s inventories, which represent real estate properties for development, are all located in California with the majority located in southern California. The Company is subject to risks incidental to the ownership, development, and operation of commercial and residential real estate. These include, among others, the risks normally associated with changes in the general economic climate in the communities in which the Company operates, trends in the real estate industry, availability of land for development, changes in tax laws, interest rate levels, availability of financing, and potential liability under environmental and other laws.

The Company’s credit risk relates primarily to cash, cash equivalents, restricted cash and certificates of deposit, and investments. Cash accounts at each institution are currently insured by the Federal Deposit Insurance Corporation up to $250,000 in the aggregate. At various times during the years ended December 31, 2015 and 2014, the Company maintained cash account balances in excess of insured amounts. The Company has not experienced any losses to date on its cash, cash equivalents, restricted cash and certificates of deposit, and investments. The Company’s risk management policies define parameters of acceptable market risk and limit exposure to credit risk.

Operating Segments—On May 2, 2016, the Company consummated certain formation transactions (see Note 1). Upon completion of these transactions, the structure of the Company’s internal organization and operations changed resulting in a strategic shift in how the Company manages and reviews the performance of operations, along with a change to the Company’s segments.

Prior to the formation transactions, the Company presented four reportable segments, Real Estate Development, Golf Operations, Agriculture Operations, and Energy Operations all connected with the development of the Newhall Ranch master planned community in northern Los Angeles County. With the acquisition of interests in two master planned communities through the formation transactions, the Company now focuses on driving the development and performance of the master planned communities. As such, the Company now operates in three reportable segments that correspond with the Company’s operations in each of its coastal California master planned communities in which the Company controls or has significant influence.

To give effect to this change in segment reporting to prior periods, the Company restated the prior period segment presentation. For the periods prior to May 2, 2016, the Company determines that it operates in a single reportable segment, which includes the Company’s entitlement and development of the Newhall Ranch master planned community, along with various other land sale and operating activities. The Company operates in coastal California, and has no other identifiable operating segments, outside of Newhall Ranch, which comprises all of the Company’s consolidated revenues.

Revenue Recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectibility of any receivables is reasonably assured. Generally, the Company’s land sale agreements contain provisions that provide the Company the option to repurchase the land in the event the buyer does not comply with certain development obligations or transfer restrictions in the agreement. The Company believes the probability of non-compliance or violation of transfer restrictions is remote, given the potential economic loss the buyers may incur. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total costs include direct costs to complete development on the sold property in addition to indirect costs and certain cost reimbursement for infrastructure and amenities that benefit the entire project. Significant assumptions used to estimate total costs include engineering and construction estimates for such inputs as unit quantities, unit costs, labor costs, and development timelines. Reimbursements received by the Company are predominately funded from Community Facilities District (“CFD”) bond issuances. The estimate of proceeds available from bond issuances are impacted by home sale absorption and pricing within the CFD area and market demand for such bonds. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

Residential homesite sale agreements can contain a provision, whereby the Company would receive from builders a portion of the overall profitability of the homebuilding project after the builder has received an agreed-upon return (“profit participation”). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues and has no financial obligation to the builder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected or is reasonably assured of collection. The Company defers revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and any such amounts are included in land sales in the consolidated statements of operations. For the years ended December 31, 2015 and 2014, the Company recognized $0.8 million and $1.1 million, respectively, in profit participation revenue related to both third party and related party land sales.

Included in operating properties revenues and operating properties costs and expenses in the consolidated statements of operations are revenues for the Company’s agriculture and energy operations and its golf club operation, Tournament Players Club at Valencia Golf Course.

Impairment of Assets—Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in land development costs, significant decreases in the pace and pricing of home sales within the Company’s communities and surrounding areas and political and societal events that may negatively affect the local economy. For operating properties, impairment indicators may include significant increases in operating costs, decreased utilization, and continued net operating losses (“NOLs”). If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value. The Company generally estimates the fair value of its long-lived assets using a discounted cash flow model or through appraisals of the underlying property or a combination thereof.

The Company’s projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs, and other factors. For operating properties, the Company’s projected cash flows also include estimates and assumptions about the use and eventual disposition of such properties, including utilization, capital expenditures, operating expenses, and the amount of proceeds to be realized upon eventual disposition of such properties.

In determining these estimates and assumptions, the Company utilizes historical trends from past development projects of the Company in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics and unemployment rates.

Using all available information, the Company calculates its best estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the asset’s projected life and development stage.

No long-lived asset impairment losses were recognized during the years ended December 31, 2015 and 2014.

Cash and Cash Equivalents—Included in cash and cash equivalents are short-term investments that have original maturity dates of three months or less. The carrying amount approximates fair value due to the short-term nature of these investments.

Restricted Cash and Certificates of Deposit—Restricted cash and certificates of deposit consist of cash, cash equivalents, and certificates of deposit held as collateral on open letters of credit related to development obligations or because of other legal obligations of the Company that require the restriction.

Investments—Investments consist of fixed-income corporate debt securities, invested in the financial sector, and certificates of deposit, with original maturity dates greater than three months. As fixed-income and certificates of deposit securities are purchased with the intent and ability to hold to maturity, they are classified as “held to maturity” and are carried at cost or amortized cost. At December 31, 2015 and 2014, all fixed-income and certificates of deposit investments, with a total carrying value of $25.0 million and $30.6 million, mature in one year or less from the respective consolidated balance sheet date.

Inventories—Inventories include primarily land held for development and sale. Inventories are stated at cost, less reimbursements, unless the inventory within a community is determined to be impaired, in which case the impaired inventory would be written down to fair market value. Capitalized inventory costs include land, land development, real estate taxes, and interest related to development and construction. Land development costs can be further broken down to costs incurred to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewer, roads, and bridges; and site costs, such as grading and amenities, to bring the land to a finished state. Project litigation costs are charged to expense when incurred. Costs that cannot be clearly associated with the acquisition, development, and construction of a real estate project and selling expenses are expensed as incurred. Certain public infrastructure project costs incurred by the Company are eligible for reimbursement, typically, from the proceeds of CFD bond debt.

A portion of capitalized inventory costs is allocated to individual parcels within a project using the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales prices of the project such that each parcel to be sold reflects the same gross profit margin. Since this method requires the Company to estimate the expected sales price for the entire project, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Interest and Real Estate Taxes—Interest and real estate taxes attributable to land and properties are capitalized while they are being actively developed. Interest related to land, including interest costs relieved from inventories, is included in cost of land sold.

Selling, general, and administrative expenses reported in the accompanying consolidated statements of operations for the years ended December 31, 2015 and 2014, include $1.2 million and $1.7 million in real estate taxes, respectively. Additionally, the Company incurred $1.9 million and $1.8 million in real estate taxes that were capitalized to inventories for the years ended December 31, 2015 and 2014, respectively.

Properties and Equipment—Properties and equipment mostly relate to the Company’s operating properties’ businesses and are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. At the time properties and equipment are disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to earnings. The estimated useful life for land improvements and buildings is primarily 10 to 40 years; for furniture, fixtures, and equipment is two to 15 years.

Receivables—The Company evaluates the carrying value of land operation receivables, CFD receivables, and builder school fee receivables, which are included in receivables from related party and receivables and other assets in the consolidated balance sheets, at each reporting date to determine the need for an allowance for doubtful accounts. As of December 31, 2015 and 2014, there was no allowance for doubtful accounts receivable.

Fair Value Measurements—The Company follows guidance for fair value measurements and disclosures that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

In instances where the determination of the fair value measurements is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts of the Company’s cash and cash equivalents, restricted cash and certificates of deposit, investments, receivables, accounts payable and other liabilities approximate the fair value due to their short-term nature, while the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions.

Organizational and Offering Costs—Specific costs incurred by the Company that are directly attributable to the planned offering of the Company’s Class A and Class B common shares are accounted for in accordance with ASC 340-10, Other Assets and Deferred Costs. Under ASC 340, costs that are directly attributable to a successfully completed offering of equity securities may be deferred and charged against the gross proceeds of the offering as a reduction of members’ capital, but for an offering postponed, typically for a period greater than 90 days, the offering costs are charged as an expense in the appropriate period. Subsequent to December 31, 2015 and due to general financial market conditions, the Company postponed its IPO. On December 18, 2015, the Company confidentially submitted to the Securities and Exchange Commission (“SEC”) its third amended draft registration statement. Since no significant further work has been done on that registration statement and since there are no current plans to launch its IPO by March 18, 2016, the Company has charged to expense all $6.3 million of offering costs incurred for the year ended December 31, 2015 and included the charge in selling, general, and administrative expense on the consolidated statement of operations. Organization costs that do not qualify as specific costs directly attributable to the issuance of the Company’s common shares are expensed when incurred and totaled

$0.9 million for the year ended December 31, 2015 and are included in selling, general, and administrative costs and expenses on the consolidated statement of operations.

Income Taxes—The Company has elected to be treated as a corporation for U.S. federal, state, and local tax purposes. The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax-planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse effect or beneficial effect on the Company’s income tax provision and net income or loss in the period the determination is made. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Earnings per Unit—Basic earnings per Class A unit is computed by dividing net earnings attributable to the Company by the weighted average number of Class A units outstanding for the period. Diluted earnings per Class A unit reflects the potential dilution that could occur if Class B members acquire Class A units from the Company in exchange for Operating Company units or FPL units and the cancellation of the corresponding Class B units.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2017 for public entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in auditing standards generally accepted in the United States of America. Specifically, the amendments in this ASU (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) when substantial doubt is not alleviated, a direct statement as such and other disclosures are required, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. The Company plans to adopt the amendments of ASU No. 2015-02 in the interim reporting period ending March 31, 2016, and is evaluating whether the adoption will have a material effect on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts). In August 2015, the FASB issued ASU No. 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarifies the guidance set forth in ASU No. 2015-03. ASU 2015-15 provides additional guidance regarding debt issuance costs associated with line-of-credit arrangements, stating that the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred issuance costs ratably over the term of the line-of-credit arrangement. ASU No. 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company has adopted the amendments of ASU No. 2015-03 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Company has adopted ASU No. 2015-07 and retrospectively applied the disclosure updates to all periods presented (see Note 9).

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which amends Business Combinations (Topic 805). The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU No. 2015-16 is effective for fiscal years and interim periods beginning after December 15, 2015. The amendments in this update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. The Company plans to adopt the amendments of ASU No. 2015-16 in the interim reporting period ending March 31, 2016, and does not expect the adoption will have a material effect on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU No. 2016-01 revises an entity’s accounting related to (i) the classification and measurement of investments in equity securities and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU No. 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. For all other entities, ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2018, with the option to early adopt the amendments as of the fiscal years beginning after December 15, 2017. Other than certain early application guidance in ASU No. 2016-01 related to (i) the presentation of fair value changes for financial liabilities measured under the fair value option and (ii) fair value disclosure requirements for entities that are not public business entities, early adoption by all entities before fiscal years beginning after December 15, 2017 is not permitted. The Company plans to adopt ASU No. 2016-01 on January 1, 2018 and is yet to determine the impact the adoption of ASU No. 2016-01 will have on its consolidated financial statements, if any.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 supersedes ASC Topic 840, Leases and requires the recognition of assets and liabilities arising from lease transactions on the balance sheet and the disclosure of key information about leasing arrangements. The guidance in ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and for years beginning after December 15, 2019 for non public business entities. ASU No. 2016-02 allows early application and requires a modified retrospective transition method. The Company expects to adopt the guidance in ASU 2016-02 on January 1, 2019 and is currently assessing the impact this guidance will have on its consolidated financial statements.

3.	PROPERTIES AND EQUIPMENT

Properties and equipment as of December 31, 2015 and 2014, consisted of the following (in thousands):

	2015	2014
Agriculture properties	$29,305	$29,113
Golf club properties	5,600	5,256
Other	3,578	3,201

Total properties and equipment	38,483	37,570
Accumulated depreciation	(4,724)	(3,922)

Properties and equipment—net	$33,759	$33,648

4.	RECEIVABLES AND OTHER ASSETS

Receivables and other assets as of December 31, 2015 and 2014, consisted of the following (in thousands):

	2015	2014
Trade receivables of operating properties	$527	$512
Land operations, CFD and other receivables	90	20,631
Prepaid expenses and fees	564	1,270
Builder school fee receivables	1,641	3,892
Deposits—infrastructure projects	749	763
Pension assets	517	849
Deferred debt offering costs	261	—
Other	1,266	1,195

	$5,615	$29,112

5.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of December 31, 2015 and 2014, consisted of the following (in thousands):

	2015	2014
Accounts payable	$3,710	$2,631
Other liabilities:
Project accruals	2,508	3,844
General development obligations	47,337	57,505
Developer school obligations	592	1,562
Deferred revenue on land sales	3,484	16,997
Deferred profit participation	3,090	1,835
Golf club membership liabilities	5,288	6,375
Pension liabilities	5,213	6,485
Environmental remediation—energy operations	3,476	3,236
Warranty accrual	2,293	2,410
Other	7,424	10,498

Total accounts payable and other liabilities	$84,415	$113,378

General development obligations consist of obligations to fund or complete certain development activities predominately associated with prior land sales in which there is no associated deferred revenue. Included in general development obligations in the table above is a liability for $8.6 million and $7.6 million, respectively, secured by certain real estate assets of the Company with a carrying value of approximately $23.3 million and $21.7 million, at December 31, 2015 and 2014, respectively. The liability represents an April 2011 third party dispute settlement; the terms of which include the Company issuing a $12.5 million non-interest-bearing promissory note with remaining principal paydowns of $5.0 million due April 2016 and $5.0 million due April 2018. The Company made a principal payment of $2.5 million in April 2014. The Company recorded a discount on the face value of the promissory note at an imputed interest rate of approximately 12.8%. Amortization expense of this discount is capitalized to the Company’s inventory each period. During both the years ended December 31, 2015 and 2014, the Company capitalized amortization expense of $1.0 million.

In 2011, the Company entered into two reimbursement agreements, with the buyer of certain commercial parcels the Company sold in 2006 and 2007, to share in the costs of certain development obligations on the commercial parcels. The reimbursement agreement provides for the cumulative development costs incurred to be shared equally with net settlement to occur in three annual installments in 2015, 2016 and 2017. During the year ended December 31, 2015, the Company made $1.8 million in reimbursement payments and expects to make payments of $1.8 million and $2.6 million in 2016 and 2017, respectively. At December 31, 2015, the Company assessed its estimate of total costs to complete the required development obligations subject to the reimbursement agreement and determined that the Company’s obligation was approximately $3.7 million less than estimated at December 31, 2014. This change in estimate is included as a benefit to costs of land sales in the Company’s consolidated statement of operations for the year ended December 31, 2015. Included in general development obligations in the table above is a liability for $4.4 million and $9.9 million at December 31, 2015 and 2014, respectively, for the Company’s unpaid share of development costs.

6.	LEASING ACTIVITIES

In February 2010, the Company entered into an operating lease for its corporate headquarters in Valencia, California. The lease term has an expiration date of January 31, 2020, with an option to extend the term for three periods of five years each. The Company is also the lessor for certain commercial and agriculture leases. As of December 31, 2015, minimum lease payments to be made and received under operating leases with initial terms in excess of one year are as follows (in thousands):

Years Ending December 31	Rental Payments	Rental Income
2016	$1,040	$401
2017	1,083	111
2018	1,144	—
2019	1,144	—
2020	95	—
Thereafter	—	—

	$4,506	$512

Rent expense for both the years ended December 31, 2015 and 2014, was $0.8 million. Rental income for the years ended December 31, 2015 and 2014, was $2.1 million and $2.0 million, respectively.

7.	RELATED PARTY TRANSACTIONS

The Company has engaged Five Point Communities Management, Inc. (the “Management Company”), as an exclusive independent contractor to generally supervise the day-to-day affairs of the Company and the assets of its subsidiaries. The Company awarded the Management Company a 2.48% ownership interest in the Company in connection with its engagement as development manager. The Management Company is owned by Lennar Homes of California, Inc. (“LHC”), a subsidiary of Lennar Corporation (“Lennar”), and Mr. Emile Haddad. At both December 31, 2015 and 2014, LHC and Mr. Haddad held 14.65% and 0.68%, respectively, of the Company’s Class A and Class B units issued and outstanding. Additionally, the Management Company and LHC each control a seat on the Company’s Board. The initial term of the management agreement commenced on July 31, 2009, and was for five years, with an option for two renewal terms of three years each. The Company elected to exercise the first renewal option in 2014. The development management fee is $5.0 million per annum in each renewal term, subject to annual increases determined by a consumer price index. During the years ended December 31, 2015 and 2014, development management fees expensed were $5.1 million and $4.9 million, respectively.

The Company is a party to a cost sharing agreement related to costs incurred in connection with the Contribution and Sale Agreement discussed in Note 1. The Management Company is acting as administrative agent for all the parties to the cost sharing agreement. At December 31, 2015, the Company had funded $0.3 million to the Management Company in excess of the Company’s share of costs incurred. This advanced funding of $0.3 million is included in receivable from related parties in the accompanying consolidated balance sheet.

A summary of revenues, costs and expenses, assets, and liabilities as of and for the years ended December 31, 2015 and 2014, resulting from transactions with Lennar and its subsidiaries is as follows (in thousands):

	2015	2014
Revenues—land sales—related party:
Sales and profit participation (1)	$2,084	$31,585
Marketing fees (2a)	1,398	1,239
Builder school fees and other builder fees (2b) (i)	2,583	1,710

	$6,065	$34,534

Assets—receivable from related parties—builder school fees and other builder fees (2b) (ii)	$4,686	$4,690

Liabilities—deferred revenue—related parties (3)	$1,115	$—

(1)	In the normal course of business, the Company may enter into purchase and sales agreements (“PSAs”) with Lennar and its subsidiaries. In such situations, only the noninterested managers of the Board shall have the right to approve such arrangements.
(2)	The Company’s NLF subsidiary is a party to certain PSAs with LHC, related to the West Creek, West Hills, and River Village communities. These PSAs are related to homesites sold to LHC in 2006 and 2007. The Company is obligated to complete certain postclosing improvements within the communities and LHC is committed to support the issuance of CFD bonds, pay marketing fees concurrent with home escrow closings, and pay builder school fees among other contractual obligations. Pursuant to the terms of the PSAs:

a.	Marketing fee revenue—The Company is to receive a 1% marketing fee at the close of escrow on the home purchase price, as defined, charged by the home builder for a residence.

b.	Builder school fee and other builder fee payments:

i.	Builder school fee and other builder fee revenue—For certain property sales, no developer school fee or other builder fees are due to a school district or other government agency from the Company. In such instances, since no amounts are accrued as a liability and due to the contingent nature of the revenue, the Company defers recognition of the related party builder school fee revenue until collection.

ii.	Builder school fee and other builder fee receivable—The Company is to receive a per-homesite builder school fee payment or other builder fee payment from LHC prior to LHC obtaining a building permit. In most cases, a building permit is not issued until the Company pays its obligation to the local school districts for the associated developer school fees, which approximates the builder school fee received from LHC.

(3)	Deferred revenue—Deferred revenues include deferred profit participation payments and deferred builder fee revenues.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain public facilities. The Company has a bonding agreement with Lennar and certain of its defined subsidiaries. The Company is required to reimburse these entities for performance bond premiums paid by them subject to a defined premium cap. At December 31, 2015 and 2014, the Company had approximately $3.8 million and $16.7 million, respectively, of performance bonds outstanding that were subject to the bonding agreement (see Note 8). Bond premiums reimbursed under the bonding agreement were insignificant in each of the years ended December 31, 2015 and 2014.

8.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments—The Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate, which the Company does in the routine conduct of its business.

The Company is subject to a water purchase agreement requiring annual payments in exchange for the delivery of water for the Company’s exclusive use. The agreement has an initial 35-year term, which expires in 2039 with an option for a second 35-year term. At December 31, 2015, the aggregate annual minimum payments remaining under the initial term total $39.8 million. The annual minimum payments for years 2016 to 2020 are $1.1 million, $1.2 million, $1.2 million, $1.2 million, and $1.3 million, respectively. Total payments made under the agreement were approximately $1.1 million in each 2015 and 2014.

On January 4, 2012, the Company entered into an agreement with Los Angeles County, in which the Company will finance up to a maximum of $45.8 million for the construction costs of an interchange project that Los Angeles County is administering. The interchange project is a critical infrastructure project that will benefit the Company’s land holdings. Under the agreement, the Company made a $2.0 million payment in

2012 and a $10.0 million payment in each of 2014 and 2015. The remainder of the actual construction costs, up to $23.8 million, is due in 2016. There is also a provision for the Company to pay Los Angeles County interest on defined construction costs incurred prior to the reimbursement dates noted above. Upon the final payment in 2016, Los Angeles County will credit the Company, in the form of bridge and thoroughfare construction fee district fee credits, an amount equal to the Company’s actual payments, exclusive of any interest payments. These credits are eligible for application against future development fees the Company may incur. At December 31, 2015 and 2014, the Company had $8.1 million and $6.1 million, respectively, in general development obligations included in accounts payable and other liabilities in the accompanying consolidated balance sheets, representing unreimbursed construction costs payable to Los Angeles County.

The Company is committed under various letters of credit to perform certain development activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $3.8 million and $2.7 million at December 31, 2015 and 2014, respectively. These letters of credit are secured by restricted cash and certificates of deposit (see Note 2).

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $7.2 million and $20.0 million as of December 31, 2015 and 2014, respectively, inclusive of performance bonds subject to the bonding agreement with Lennar (see Note 7).

Contingencies

California Department of Fish and Wildlife Permits—On December 3, 2010, the California Department of Fish and Wildlife (“CDFW”) issued a Master Streambed Alteration Agreement and two Incidental Take Permits for endangered species, and certified the final Environmental Impact Statement Report (“EIR”) portion of the Newhall Ranch Environmental Impact Statement/EIR (“EIS/EIR”). The EIS/EIR was a document jointly prepared by CDFW and the U.S. Army Corps of Engineers (the “Corps”). The Corps prepared and approved the EIS portion of the joint document under the National Environmental Policy Act (“NEPA”). CDFW prepared and certified the EIR portion of the EIS/EIR under the California Environmental Quality Act (“CEQA”) on December 3, 2010. On January 3, 2011, five petitioners filed a complaint in Los Angeles County Superior Court (the “Superior Court”) challenging the issuance of the permits and certification of CDFW’s final EIR under CEQA, the California Endangered Species Act (“CESA”) and the Fish and Game Code and requesting, among other forms of relief, that the Superior Court vacate and set aside the permits and suspend activities that would prejudice the consideration of or implementation of particular mitigation measures or alternatives until CDFW achieved compliance with the laws. On October 15, 2012, the Superior Court granted the petitioners’ request to set aside the EIR and CDFW project approvals pending compliance with CEQA, CESA, and the Fish and Game Code. The Company and CDFW each filed an appeal of the Superior Court’s decision and judgment on the alleged grounds that the Superior Court exceeded its authority and failed to defer to CDFW with respect to a number of scientific issues directly related to plant and fish resources. On March 20, 2014, the Court of Appeal of the State of California (the “Court of Appeal”) reversed the trial court’s judgment in full. On July 9, 2014, the California Supreme Court (the “Supreme Court”) granted a petition to review three issues of the Court of Appeal’s decision and soon thereafter declared that its review would be expedited. Briefing in the Supreme Court was completed, oral argument occurred, and the case was submitted on September 2, 2015.

In a ruling filed November 30, 2015, the Supreme Court reversed the judgment of the Court of Appeal. The ruling addressed three issues: the EIR’s greenhouse gas (“GHG”) emissions analysis of the proposed Newhall Ranch development, the EIR’s mitigation measures for a protected fish species (the “Stickleback”) and the timeliness of comments on impacts to cultural resources and another species of fish, the steelhead smolt. The Supreme Court approved the EIR’s methodology analyzing the significance of the project’s GHG emissions in terms of reductions from projected “business as usual” emissions consistent with the statewide reduction mandate in California’s Global Warming Solution Act of 2006 (“AB 32”), however, the Supreme Court held that the GHG analysis lacked supporting evidence and explanation correlating the project-specific reductions to AB 32’s mandated statewide reductions. The Supreme Court held that in this respect the GHG emissions analysis must be corrected. On the second issue, the Supreme Court held the EIR mitigation measures for Stickleback violated the Fish and Game Code section 5515 prohibition on the “take” of fully-protected fish. On the third issue, the Supreme Court held that certain comments on cultural resources and steelhead smolt were timely submitted and will remand these issues to the Court of Appeal for a decision on whether substantial evidence supported CDFW’s determinations on these issues.

As to the first two issues above, the Supreme Court decision requires CDFW to reevaluate its project approvals (as they relate to these specific issues) in accordance with the Supreme Court’s holding, and complete a regulatory analysis, public review and certification under CEQA. The Company is currently consulting and working with CDFW to complete these actions. As to the third issue, the Court of Appeal must review its prior decision, and, in the event that it finds that the cultural resources and steelhead smolt issues raised by petitioners were not adequately addressed under CEQA, additional regulatory analysis, public review and certification under CEQA may be necessary as to these issues as well.

Procedurally, on December 14, 2015, the petitioners filed a petition for rehearing/modification of the Supreme Court’s decision. The request is directed at the protected species issue and the Supreme Court’s precise directive to the Court of Appeal on remand on this issue only. Also on December 14, 2015, the Supreme Court granted its own extension to February 26, 2016 in which to grant or deny petitioners’ rehearing request. In light of these procedural developments, on December 15, 2015, the Company filed a request for rehearing as to the GHG and protected species issues. On February 17, 2016, the Supreme Court denied the petitioners and the Company’s respective petitions for rehearing and the Supreme Court’s decision is now final.

The monetary impact of the Supreme Court’s ruling cannot be estimated at this time. Although the ruling does not include any monetary damage claims, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch. The ruling will also affect the length of time and the cost required to obtain the necessary governmental approvals to develop Newhall Ranch or a development area within Newhall Ranch, as well as result in additional defense costs or settlement costs, which may not be covered by insurance. The ruling might also require the Company to modify the development plan for Newhall Ranch, which could reduce the number of homesites or amount of commercial square feet the Company desires to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project.

Landmark Village—The Los Angeles County Board of Supervisors (the “BOS”) certified the final EIR and adopted project approvals for Newhall Ranch’s Landmark Village development area in October 2011, and approved the vesting tentative map, general, specific and local plan amendments, and various project permits and other authorizations in February 2012. In March 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit the Company from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On January 31, 2014, the Superior Court issued a favorable Statement of Decision, which denied petitioners’ request and upheld the BOS approvals. The petitioners filed a notice of appeal on the trial court’s decision. On April 21, 2015, the Court of Appeal affirmed the Superior Court’s decision. The petitioners filed a petition for review with the Supreme Court as to one issue, the GHG issue, and requested that the Supreme Court grant review and hold the briefing until the Supreme Court finally resolves the GHG issue pending in the California Department of Fish and Wildlife action noted above. On August 19, 2015, the Supreme Court granted the petitioners’ request to review the GHG issue, but ordered that action deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued an order disposing of the Landmark Village action. Therefore, the Company cannot predict the outcome of this related GHG issue in the Landmark Village matter. The monetary impact of an adverse ruling in this proceeding cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, it could result in the need to reassess certain elements of the project’s potential impacts and to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Landmark Village. An adverse ruling could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop Landmark Village or a development area within Landmark Village, as well as result in additional defense costs or settlement costs, which may not be covered by insurance. An adverse ruling might also require the Company to modify the development plan for Landmark Village, which could reduce the number of homesites or amount of commercial square feet the Company desires to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project.

Mission Village—In October 2011, the BOS certified the final EIR and provisionally approved Newhall Ranch’s Mission Village development area subject to review of the project’s approval documents, findings, overriding considerations, and mitigation monitoring. On May 15, 2012, the BOS adopted the project approval documents, including the vesting tentative map, permits and other authorizations. On June 13, 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit the Company from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On June 9, 2014, the Superior Court issued a favorable Statement of Decision, which denied the petition in its entirety. The petitioners filed a notice of appeal on the Superior Court’s decision. Briefing was completed in February 2015, and the Court of Appeal held oral argument on July 17, 2015. On September 29, 2015, the Court of Appeal affirmed the Superior Court’s decision in full. On November 3, 2015, petitioners filed a petition for review with the Supreme Court as to one issue, GHG, and have requested that the Supreme Court grant review and hold briefing until the Supreme Court resolves the GHG issue pending in the California Department of Fish and Wildlife action noted above. On December 9, 2015, the Supreme Court granted the petitioners’ request to review the GHG issue, but ordered that action deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued an order disposing of the Mission Village action. Therefore, the Company cannot predict the outcome of this related GHG issue in the Mission Village matter. The monetary impact of an adverse result in this proceeding, if any, cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, it could result in the need to reassess certain elements of the project’s potential impacts and to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Mission Village. An adverse ruling could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop Mission Village or a development area within Mission Village, as well as result in additional defense costs or settlement costs, which may not be covered by insurance. An adverse ruling might also require the Company to modify the development plan for Mission Village, which could reduce the number of homesites or amount of commercial square feet the Company desires to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project.

Other Permits—On August 31, 2011, the Corps approved the EIS portion of the joint EIS/EIR and issued its provisional Section 404 Clean Water Act authorization (the “Section 404 Permit”) for Newhall Ranch. On September 14, 2012, the Los Angeles Regional Water Quality Control Board (the “Regional Board”) unanimously adopted final section 401 conditions and certified the Section 404 Permit. On October 12,

2012, opponents filed a petition for review and reconsideration of the Regional Board’s actions to the State Water Resources Control Board (the “State Board”). The State Board has not determined whether to accept or deny the petition; however, the Regional Board actions remain valid while the petition is under review by the State Board. On October 19, 2012, after consulting with the U.S. Environmental Protection Agency (“USEPA”), the Corps issued the Section 404 Permit.

On March 6, 2014, five plaintiffs filed a complaint against the Corps and the USEPA in the U.S. District Court, Central District of California (Los Angeles) (the “U.S. District Court”). The complaint alleges that these federal agencies violated various statutes, including the Clean Water Act, NEPA, the Endangered Species Act and the National Historic Preservation Act in connection with the Section 404 Permit and requests, among other things, that the U.S. District Court vacate the Corps’ approvals related to the Section 404 Permit and prohibit construction activities resulting in the discharge of dredged or fill material into federal waters until the Corps issues a new permit. The Company was granted intervenor status by the U.S. District Court in light of its interests as the landowner and holder of the Section 404 Permit. In September 2014, the U.S. District Court issued an order granting motions to dismiss the USEPA from this action. The dispositive cross-motions for summary judgment were then filed and briefing was completed on May 18, 2015. The U.S. District Court reviewed and resolved all claims in the case by summary judgment following a hearing held on June 29, 2015. On June 30, 2015, the U.S. District Court issued a favorable order granting the Corps’ and the Company’s motions for summary judgment and denying plaintiff’s summary judgment motion. On September 1, 2015, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit (the “Ninth Circuit”). The parties will commence briefing in April 2016 and it is currently anticipated that the briefing will be concluded in May 2016, unless a briefing extension is requested and granted. The Ninth Circuit has not scheduled oral argument.

Until a decision has been made by the Ninth Circuit, the Company cannot predict the outcome of this matter. The monetary impact of an adverse Ninth Circuit ruling, if any, cannot be estimated at this time. Although this federal court proceeding does not include any monetary damage claims, it could result in the need to reassess certain elements of the project’s potential impacts and to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch. An adverse ruling could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop Newhall Ranch or a development area within Newhall Ranch, as well as result in additional defense costs or settlement costs, which may not be covered by insurance. An adverse ruling might also require the Company to modify the development plan for Newhall Ranch, which could reduce the number of homesites or amount of commercial square feet the Company desires to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project.

Valencia Water Company—On January 4, 2013, a complaint was filed at the California Public Utilities Commission (“CPUC”) against Valencia Water Company and the Castaic Lake Water Agency (the “Agency”) by two local environmental groups alleging that the December 21, 2012, sale of all of the shares of Valencia Water Company by the Company to the Agency through an eminent domain settlement agreement required CPUC approval. In September 2013, the Company became a party to the proceedings to assist the Agency in defending this complaint challenging the eminent domain settlement agreement. On February 27, 2014, the CPUC adopted its final decision determining that it no longer has jurisdiction to regulate Valencia Water Company following acquisition of all its shares by the Agency. The CPUC decertified the Valencia Water Company as a public utility and dismissed all complaints that were pending before the CPUC. The Company has filed a request for rehearing to appeal the CPUC’s decision to decertify the Valencia Water Company as a public utility and asking that the CPUC maintain jurisdiction over Valencia Water Company. The request for rehearing is pending and the Company has requested the CPUC defer the request for rehearing until final judgment in the eminent domain settlement agreement challenges described below.

On February 8, 2013, a local environmental group commenced an action in the Superior Court for writ of mandate and filed a complaint for invalidation, and injunctive and declaratory relief which, among other things, requests invalidation of the condemnation action and rescission of the eminent domain settlement agreement, and demands that the Company repay to the Agency any compensation and other consideration received in connection with the transaction. The plaintiff alleges various violations of CEQA, the Code of Civil Procedure, the Agency’s enabling act, the state Constitution and the Government Code. The defendants include the Company and the Company’s subsidiary (Stevenson Ranch Venture LLC), the Agency and its board of directors and Valencia Water Company and its board of directors and general manager. After an October 31, 2013 hearing, the Superior Court dismissed the CEQA claim. At a March 20, 2014 hearing, the Superior Court granted the requests of the general manager of Valencia Water Company to dismiss the cause of action against him and dismiss the cause of action to invalidate the eminent domain settlement agreement based on an alleged conflict of interest of the general manager. The petitioners filed an appeal on this conflict of interest claim following entry of judgment by the Superior Court and oral argument before the Court of Appeal occurred on August 27, 2015. On September 10, 2015, the Court of Appeal rejected the petitioners’ appeal and affirmed the trial court’s ruling on the conflict of interest claim. Petitioner filed a petition for review by the Supreme Court on the conflict of interest claim, which the Supreme Court denied on November 18, 2015. The Superior Court issued its ruling on the remaining causes of action on March 10, 2015, finding in favor of the Company, the Valencia Water Company and the Agency. On May 26, 2015, the petitioners filed their notice of appeal with respect to the remaining causes of action (i.e., the other claims beside the conflict of interest claim against Valencia Water Company’s general manager) following entry of judgment by the Superior Court and briefing by the parties is underway.

On March 14, 2014, a local environmental group filed for writ of mandate in the Superior Court seeking an order directing the Agency to divest itself of all stock in Valencia Water Company acquired from the Company, based on the contention that the Agency lacked state constitutional authority to acquire such stock. The case was assigned to the same judge assigned to the suit challenging the eminent domain settlement agreement described above. The Company was not a direct party to the action, but intervened and filed a motion to strike the divestment remedy requested by the petitioners. In response, the local environmental group asked the Superior Court to dismiss this cause of action challenging the eminent domain settlement agreement because it was already being litigated in the action filed on February 8, 2013 described above. On February 2, 2015, the Superior Court dismissed the cause of action. No claims against the Company remain in this lawsuit; the only remaining cause of action is against the Agency to force disclosure of documents under the California Public Records Act.

On April 21, 2014, the Newhall County Water District (“NCWD”), a local water retailer in the Santa Clarita Valley, filed a lawsuit in the Superior Court against the Agency alleging (1) the Agency is unlawfully providing retail water service in violation of the Agency’s enabling act; and (2) unlawful acquisition and ownership of Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. NCWD’s writ petition/complaint seeks a writ of mandate: (1) directing the Agency to stop providing retail water service through Valencia Water Company; and (2) directing the Agency to divest itself of Valencia Water Company’s stock. The petition/complaint also seeks declaratory relief regarding unlawful retail water service and unlawful acquisition and holding of Valencia Water Company’s stock. The Company was not named as a party to the lawsuit, but intervened to assist the Agency in defending these challenges to the eminent domain settlement agreement. The Agency and the Company filed a motion for judgment on the pleadings seeking to dismiss the lawsuit as untimely and because NCWD failed to bring its claims in the action filed on February 8, 2013 described above. The Superior Court has entered an order staying the case until September 1, 2016, to allow settlement discussions initiated by the Agency. The order further provides that any party may terminate the stay and request hearing dates on the defense motion and the merits of NCWD’s claims by filing a notice with the Superior Court.

Other—Other than the actions outlined above, the Company is also a party to various other claims, legal actions, and complaints arising in the ordinary course of business, the disposition of which, in the Company’s opinion, will not have a material adverse effect on the Company’s consolidated financial statements.

As a significant land owner and developer of unimproved land it is possible that environmental contamination conditions could exist that would require the Company to take corrective action. In the opinion of the Company, such corrective actions, if any, would not have a material adverse effect on the Company’s consolidated financial statements.

9.	EMPLOYEE BENEFIT PLANS

Retirement Plan—The Newhall Land and Farming Company Retirement Plan (the “Retirement Plan”) is a defined benefit plan that is funded by NLF and qualified under the Employee Retirement Income Security Act. Generally, all associates of NLF were eligible to participate in the Retirement Plan after one year of employment and attainment of age 21. Participants’ benefits equal (a) plus (b) plus (c), not less than the greater of (d) and (e):

a.	1.35% of the participant’s average monthly compensation up to Social Security-covered compensation, plus 2% of average monthly compensation in excess of covered compensation, all times credited service through December 31, 1996, up to 30 years.

b.	1.08% of the participant’s average monthly compensation up to Social Security-covered compensation, plus 1.60% of average monthly compensation in excess of covered compensation, all times credited service after December 31, 1996. Credited service for (a) and (b) cannot exceed 30 years.

c.	The employee provided benefit based on the participant’s contribution account.

d.	For employees who were participants as of January 1, 1985, $11 per month for each year of service up to a maximum of 30 years of service.

e.	The accrued benefit as of December 31, 1988, under the terms of the plan in effect on that date.

On January 30, 2004, associates of NLF participating in the Retirement Plan received notice that the Retirement Plan was amended to cease future benefit accruals effective March 17, 2004. The amendment did not affect any benefit earned for service through March 17, 2004, for all existing and retired associates of NLF.

NLF’s contribution to the Retirement Plan is determined by consulting actuaries on the basis of customary actuarial considerations, including total covered payroll of participants, benefits paid, earnings, and appreciation in the Retirement Plan’s funds. NLF’s funding policy is to contribute no more than the maximum tax-deductible amount.

In October 2013, the Company was notified by the Pension Benefit Guaranty Corporation (“PBGC”), that the common stock sale of the Company’s subsidiary, Valencia Water Company, to a third party and the corresponding reduction in the active participant count for the Retirement Plan triggered a Section 4062(e) liability for cessation of operations. After providing the PBGC with further information related to the transaction and financial information about the Company, the PBGC notified the Company on October 22, 2015 that no further action would be taken by the PBGC.

The Retirement Plan’s funded status and amounts recognized in the Company’s consolidated financial statements for the Retirement Plan as of and for the years ended December 31, 2015 and 2014, are as follows (in thousands):

	2015	2014
Change in benefit obligation:
Projected benefit obligation—beginning of year	$21,357	$19,677
Interest cost	817	934
Benefits paid	(996)	(1,108)
Actuarial (gain) loss	(707)	1,854

Projected benefit obligation—end of year	$20,471	$21,357

Change in plan assets:
Fair value of plan assets—beginning of year	$15,721	$14,782
Actual gain on plan assets	146	658
Employer contributions	903	1,389
Benefits paid	(996)	(1,108)

Fair value of plan assets—end of year	$15,774	$15,721

Funded status	$(4,697)	$(5,636)

Amounts recognized in the consolidated balance sheet—liability	$4,697	$5,636

Amounts recognized in accumulated other comprehensive loss—net actuarial loss	$(4,747)	$(4,639)

The accumulated benefit obligation for the Retirement Plan was $20.5 million and $21.4 million at December 31, 2015 and 2014, respectively.

The components of net periodic benefit and other amounts recognized in accumulated other comprehensive loss as of December 31, 2015 and 2014, are as follows (in thousands):

	2015	2014
Net periodic benefit:
Interest cost	$817	$934
Expected return on plan assets	(1,042)	(998)
Amortization of net actuarial loss	81	15

Net periodic benefit	(144)	(49)

Adjustment to accumulated other comprehensive loss:
Net actuarial loss	189	2,194
Amortization of net actuarial loss	(81)	(15)

Total adjustment to accumulated other comprehensive loss	108	2,179

Total recognized in net periodic benefit and accumulated other comprehensive loss	$(36)	$2,130

Net actuarial losses of $0.1 million are estimated to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2015 and 2014, were as follows:

	2015	2014
Discount rate	4.35%	4.00%
Rate of compensation increase	N/A	N/A

The weighted-average assumptions used to determine net periodic expense for the years ended December 31, 2015 and 2014, were as follows:

	2015	2014
Discount rate	4.00%	4.90%
Rate of compensation increase	N/A	N/A
Expected long-term return on plan assets	6.68%	6.60%

To develop the long-term rate of return on assets assumption, the Company considered the current level of expected return on risk-free investments (primarily U.S. government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class.

Plan Assets—The Company’s investment policy and strategy for the Retirement Plan is to ensure the appropriate level of diversification and risk. The asset allocation targets were approximately 55% in equity investments (Standard & Poor’s Large Cap Index Funds, Small Cap Equity, Mid Cap Equity, and International Equity) and approximately 45% in fixed-income investments (U.S. bond funds and domestic fixed income). In accordance with the policy, the Retirement Plan assets are monitored and the investments rebalanced quarterly if there was more than 5% deviation from target allocation for the Retirement Plan. The Retirement Plan’s assets consist of pooled or collective investment funds that have more than one investor. The Retirement Plan estimates the fair value of its interest in such funds at a net asset value (“NAV”) per unit reported by the trustee. The NAV per unit is the result of accumulated values of the underlying investments held by the fund, which are valued daily. NAV is utilized by the Company as a practical expedient as of the consolidated balance sheet date. No adjustments were made to the NAV of the funds. The Retirement Plan’s assets may be redeemed at the NAV per unit with no restrictions.

The Retirement Plan’s assets at fair value as of December 31, 2015 and 2014, are as follows (in thousands):

Asset Category	2015	2014
Pooled and/or collective funds:
Equity funds:
Large cap	$4,852	$5,214
Mid cap	953	1,032
Small cap	1,355	1,536
International	1,653	1,356
Fixed-income funds—U.S. bonds and short term	6,961	6,583

Total	$15,774	$15,721

The Company expects to contribute $0.6 million to the Retirement Plan in 2016 and expects future benefit payments to be paid as follows (in thousands):

2016	$1,088
2017	1,618
2018	1,045
2019	1,132
2020	2,601
2021—2025	8,399

$15,883

Employee Savings Plan—The Company has an employee savings plan under Section 401(k) of the Internal Revenue Code, which is available to all eligible associates. Certain associate contributions may be supplemented by the Company. The Company’s contributions were $0.2 million for both the years ended December 31, 2015 and 2014, respectively.

Other—The Company has other benefit agreements with certain current and former associates. The obligation for these agreements was $0.5 million and $0.8 million at December 31, 2015 and 2014, respectively, and is included in accounts payable and other liabilities in the consolidated balance sheets. These obligations were fully funded at December 31, 2015 and 2014, with $0.5 million and $0.8 million, respectively, in mutual fund investments included in receivables and other assets in the consolidated balance sheets.

10.	INCOME TAXES

Upon formation, the Company elected to be treated as a corporation for U.S. federal, state, and local tax purposes. All operations are carried on through the Company’s subsidiaries that are pass-through entities that are generally not subject to federal or state income taxation, as all of the taxable income, gains, losses, deductions, and credits are passed through to the members. The Company is responsible for income taxes on its share of taxable income or loss passed through from the operating subsidiaries.

The benefit (provision) for income taxes for the years ended December 31, 2015 and 2014 was as follows (in thousands):

	2015	2014
Deferred income tax benefit (provision):
Federal	$1,006	$(8,197)
State	279	(2,271)

Total deferred income tax benefit (provision)	1,285	(10,468)
Decrease in valuation allowance	—	1,295
Expiration of unused loss carryforwards	(739)	—

Benefit (provision) for income taxes	$546	$(9,173)

Due to the Company generating federal and state tax losses, the Company had no current federal or state income tax provision for both the years ended December 31, 2015 and 2014.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax liability are as follows (in thousands):

	2015	2014
Deferred tax assets:
Net operating loss carryforward	$99,185	$96,385
Other	1,805	2,437

Total deferred tax assets	100,990	98,822
Deferred tax liabilities—investments in subsidiaries	(108,878)	(107,288)

Deferred tax liability, net	$(7,888)	$(8,466)

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if based on the available evidence; it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses; forecasts of future profitability; the duration of statutory carryforward periods; the Company’s experience with loss carryforwards not expiring unused; and tax-planning alternatives.

During 2014, the Company reduced its valuation allowance against its deferred tax assets by $1.3 million resulting from an increase in the net deferred tax liabilities primarily related to income from the Company’s operating subsidiaries.

At December 31, 2015, the Company had federal tax effected NOL carryforwards totaling $86.9 million, and various state tax effected NOL carryforwards, net of federal income tax benefit, totaling $12.3 million. Federal and California NOLs may be carried forward up to 20 years to offset future taxable income and begin to expire in 2030.

The Internal Revenue Code generally limits the availability of NOLs if an ownership change occurs within any three-year period under Section 382. If the Company were to experience an ownership change of more than 50%, the use of all NOLs (and potentially other built-in losses) would generally be subject to an annual limitation equal to the value of the Company’s equity before the ownership change, multiplied by the long-term tax-exempt rate. The Company estimates that after giving effect to various transactions by members who hold a 5% or greater interest in the Company, it has not experienced an ownership change as computed in accordance with Section 382. In the event of an ownership change, the Company’s use of the NOLs may be limited and not fully available for realization.

A reconciliation of the statutory rate and the effective tax rate for 2015 and 2014 is as follows:

	2015	2014
Statutory rate	35.00%	35.00%
State income taxes—net of federal income tax benefit	5.75	5.75
Noncontrolling interests	(10.61)	(10.58)
Other	(0.72)	0.02
Deferred tax asset valuation allowance	—	(3.73)
Expiration of unused loss carryforwards	(16.92)	—

Effective rate	12.50%	26.46%

At December 31, 2015 and 2014, the Company did not have any gross unrecognized tax benefits, and did not require an accrual for interest or penalties.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of California. As a result of tax net operating losses incurred by the Company for the years ended December 31, 2009 through December 31, 2015, the Company is subject to U.S. federal, state, and local examinations by tax authorities for the years beginning 2009.

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss attributable to the Company consists of unamortized defined benefit pension plan net actuarial losses that totaled $2.8 million and $2.7 million at December 31, 2015 and 2014, respectively, net of tax benefits of $0.7 million at both December 31, 2015 and 2014. Accumulated other comprehensive loss of $1.2 million is included in noncontrolling interests at both December 31, 2015 and 2014. Net actuarial gains or losses are re-determined annually or upon remeasurement events and principally arise from changes in the rate used to discount benefit obligations and differences between expected and actual returns on plan assets. Reclassifications from accumulated other comprehensive loss to net income related to amortization of net actuarial losses were approximately $35,000 and $7,000, net of taxes, respectively, and are included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

12.	NET INCOME PER CLASS A UNIT

The following table reconciles the numerator and denominator in computing the Company’s basic and diluted per Class A unit computations for net (loss) income attributable to the Company for the years ended December 31, 2015 and 2014 (in thousands, except units and per unit data):

	2015	2014
Numerator:
Net (loss) income	$(3,822)	$25,496
Net loss (income) attributable to noncontrolling interests	1,137	(9,000)

Numerator for basic and diluted net (loss) income available to Class A common unitholders per Class A unit	(2,685)	16,496
Denominator:
Basic and diluted weighted average Class A units outstanding (1)	231,761,495	231,630,000
Basic and diluted earnings per Class A unit:
Net (loss) income available to Class A unitholders per Class A unit	$(0.01)	$0.07

(1)	The diluted weighted average Class A units outstanding for the years ended December 31, 2015 and 2014 excludes the effect of 81,072,139 and 81,203,634 contingently issuable units related to the Exchange Transactions, respectively, as they were antidilutive.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the consolidated financial statements were reissued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2015 that require adjustments to or disclosure in the Company’s consolidated financial statements.

* * * * * *

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2015

($ in thousands)			Initial Cost		Costs Capitalized Subsequent to Acquisition (a)		Gross Amounts at Which Carried at Close of Period (b)
Description	Location	Encumbrances	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total		Accumulated Depreciation		Date of Construction	Date Acquired / Completed	Depreciation Life
Newhall—Land under development	Los Angeles County, CA	$8,577	$111,172	$—	$143,327	$—	$254,499	$—	$254,499		$—		—	2009	N/A
Agriculture—Operating property	Los Angeles County, CA Ventura County, CA	—	40,634	1,114	(13,477)	1,034	27,157	2,148	29,305	(c)	1,110		—	2009		(d)
TPC Golf Course—Operating Property	Los Angeles County, CA	250	4,707	4,024	(2,136)	(995)	2,571	3,029	5,600	(c)	1,332		—	2009		(d)
Other Properties	Various	—	10,027	—	(4,654)	—	5,373	—	5,373		—		—	2009	N/A

Total		$8,827	$166,540	$5,138	$123,060	$39	$289,600	$5,177	$294,777	(e)	$2,442	(e)

(a)	Costs capitalized subsequent to acquisitions are net of land sales for real estate development properties and net of disposals and impairment write-downs for operating properties.
(b)	The aggregate cost of land and improvements for federal income tax purposes is approximately $916.5 million (unaudited). This basis does not reflect the Company’s deferred tax assets and liabilities as these amounts are computed based upon the Company’s outside basis in their partnership interest.
(c)	Included in properties and equipment—net in the consolidated balance sheet.
(d)	See Note 2 of the Notes to Consolidated Financial Statements for information related to depreciation.
(e)	Reconciliation of “Real Estate and Accumulated Depreciation”:

Reconciliation of Real Estate
	2015	2014
	(In thousands)
Balance at beginning of year	$254,304	$229,342
Improvements and additions	42,009	48,507
Cost of real estate sold	(462)	(6,975)
Reimbursements	(1,074)	(16,570)

Balance at end of year	$294,777	$254,304

Reconciliation of Accumulated Depreciation
	2015	2014
	(In thousands)
Balance at beginning of year	$1,992	$1,550
Additions charged to expense	270	265
Additions charged to Agriculture cost of sales	196	177
Disposals	(16)	—

Balance at end of year	$2,442	$1,992

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(In thousands, except shares and units)

	2016	2015
ASSETS
CASH AND CASH EQUIVALENTS	$90,368	$108,657
RESTRICTED CASH AND CERTIFICATES OF DEPOSIT	2,556	3,916
MARKETABLE SECURITIES—HELD TO MATURITY	—	25,000
INVENTORIES	1,338,095	259,872
INVESTMENT IN UNCONSOLIDATED ENTITY	418,609	—
PROPERTIES AND EQUIPMENT—NET	34,343	33,759
RELATED PARTY ASSETS	108,379	5,032
INTANGIBLE ASSET	128,189	—
OTHER ASSETS	8,978	5,615

TOTAL	$2,129,517	$441,851

LIABILITIES AND CAPITAL
LIABILITIES:
Accounts payable and other liabilities	$112,960	$75,838
Tax receivable agreement liability	201,845	—
Related party liabilities	221,544	1,115
Notes payable	69,261	8,577
Deferred income tax liability, net	—	7,888

Total liabilities	605,610	93,418

COMMITMENTS AND CONTINGENCIES (Note 12)
CAPITAL:
Class A Common Shares; No par value; Issued and outstanding: 2016—236,906,635 shares; 2015—0 shares
Class B Common Shares; No par value; Issued and outstanding: 2016—470,449,239 shares; 2015—0 shares
Class A Units; No par value; Issued and outstanding: 2016—0 units; 2015—231,854,279 units
Class B Units; No par value; Issued and outstanding: 2016—0 units; 2015—80,979,355 units
Contributed capital	260,238	245,829
(Accumulated deficit) retained earnings	(12,306)	17,872
Accumulated other comprehensive loss	(2,376)	(2,779)

Total members’ capital	245,556	260,922
Noncontrolling interests	1,278,351	87,511

Total capital	1,523,907	348,433

TOTAL	$2,129,517	$441,851

See accompanying notes to unaudited condensed financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(In thousands)

	2016	2015
REVENUES:
Land sales	$4,741	$16,084
Land sales—related party	1,963	4,967
Management fee revenue—related party	8,900	—
Operating properties	7,235	8,659

Total revenues	22,839	29,710

COSTS AND EXPENSES:
Land sales	(843)	947
Operating properties	7,811	7,636
Selling, general, and administrative	98,716	15,927
Management fees—related party	1,716	3,822

Total costs and expenses	107,400	28,332

EQUITY IN LOSS FROM UNCONSOLIDATED ENTITY	(479)	—

(LOSS) INCOME BEFORE INCOME TAX BENEFIT (PROVISION)	(85,040)	1,378
INCOME TAX BENEFIT (PROVISION)	4,456	(416)

NET (LOSS) INCOME	(80,584)	962
LESS NET (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(50,405)	350

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(30,179)	$612

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY PER CLASS A SHARE/UNIT
Basic and diluted	$(0.13)	$0.00
WEIGHTED AVERAGE CLASS A SHARES/UNITS OUTSTANDING
Basic and diluted	237,891,028	231,730,227
NET (LOSS) ATTRIBUTABLE TO THE COMPANY PER CLASS B SHARE
Basic and diluted	$(0.00)	—
WEIGHTED AVERAGE CLASS B SHARES OUTSTANDING
Basic and diluted	260,979,140	—

See accompanying notes to unaudited condensed financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(In thousands)

	2016	2015
NET (LOSS) INCOME	$(80,584)	$962
OTHER COMPREHENSIVE INCOME:
Reclassification of actuarial loss on defined benefit pension plan included in net income/loss	71	69
INCOME TAX PROVISION RELATED TO OTHER COMPREHENSIVE INCOME	(19)	(21)

OTHER COMPREHENSIVE INCOME—Net of tax	52	48

COMPREHENSIVE (LOSS) INCOME	(80,532)	1,010

LESS COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(50,368)	368

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(30,164)	$642

See accompanying notes to unaudited condensed financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(In thousands, except units and shares)

	Class A Units	Class B Units	Class A Common Shares	Class B Common Shares	Contributed Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Members’ Capital	Noncontrolling Interests	Total Capital
BALANCE— December 31, 2015	231,854,279	80,979,355	—	—	$245,828	$17,873	$(2,779)	$260,922	$87,511	$348,433
Conversion of Class A units to Class A Common Shares	(231,854,279)	—	231,854,279	—	—	—	—	—	—	—
Cancellation of Class B units	—	(80,979,355)	—	—	—	—	—	—	—	—
Sale of Class B Common Shares	—	—	—	470,449,239	470	—	—	470	—	470
Formation Transactions	—	—	5,052,356	—	119,208	—	388	119,596	1,241,208	1,360,804
Initial liability recognized under tax receivable agreement—net of tax benefit of $73,184	—	—	—	—	(128,661)	—	—	(128,661)	—	(128,661)
Share-based compensation	—	—	—	—	23,393	—	—	23,393	—	23,393
Net loss	—	—	—	—	—	(30,179)	—	(30,179)	(50,405)	(80,584)
Other Comprehensive income—net of tax of $19	—	—	—	—	—	—	15	15	37	52

BALANCE—September 30, 2016	—	—	236,906,635	470,449,239	$260,238	$(12,306)	$(2,376)	$245,556	$1,278,351	$1,523,907

BALANCE—December 31, 2014	231,630,000	81,203,634	—	—	$245,614	$20,558	$(2,728)	$263,444	$88,887	$352,331
Net (loss) income	—	—	—	—	—	612	—	612	350	962
Exchange of noncontrolling interests for Class A units	224,279	(224,279)	—	—	214	—	(3)	211	(211)	—
Other comprehensive income—net of tax of $21	—	—	—	—	—	—	30	30	18	48

BALANCE—September 30, 2015	231,854,279	80,979,355	—	—	$245,828	$21,170	$(2,701)	$264,297	$89,044	$353,341

See accompanying notes to unaudited condensed financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(In thousands)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(80,584)	$962
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in loss from unconsolidated entities	479	—
Deferred income taxes	(4,456)	416
Depreciation and amortization	2,019	(281)
Share based compensation	23,393	—
Changes in operating assets and liabilities:
Inventories	(39,515)	(27,383)
Related party assets	18,261	(101)
Other assets	(2,743)	23,438
Related party liabilities	(15,131)	1,524
Accounts payable and other liabilities	10,337	(13,978)

Net cash used in operating activities	(87,940)	(15,403)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash and certificates of deposit	1,360	1,039
Proceeds from the maturity of investments	25,000	43,000
Purchase of investments	—	(37,500)
Cash acquired in Formation Transactions, net of consideration paid	3,213	—
Cash from former San Francisco Venture members in relation to Formation Transactions	60,000	—
Cash paid to former San Francisco Venture members in relation to Separation Agreement	(14,606)	—
Purchase of properties and equipment	(654)	(494)

Net cash provided by investing activities	74,313	6,045

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of Class B common share offering	470	—
Principal payment on settlement note	(5,000)	—
Payment of equity offering costs	—	(4,667)
Payment of debt offering costs	(132)	(82)

Net cash used in financing activities	(4,662)	(4,749)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,289)	(14,107)
CASH AND CASH EQUIVALENTS—Beginning of period	108,657	152,221

CASH AND CASH EQUIVALENTS—End of period	$90,368	$138,114

SUPPLEMENTAL CASH FLOW INFORMATION (Note 8)

See accompanying notes to unaudited condensed financial statements.

FIVE POINT HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015, AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

1.	BUSINESS AND ORGANIZATION

Five Point Holdings, LLC, a Delaware limited liability company (the “Holding Company” and, together with its subsidiaries, the “Company”), was formed on July 21, 2009. Prior to the completion of the Formation Transactions (as defined below) on May 2, 2016, the Holding Company was named Newhall Holding Company, LLC and was primarily engaged in the planning and development of Newhall Ranch, a master-planned community located in northern Los Angeles County, California. Following completion of the Formation Transactions, the Company additionally owns interests in, plans, and manages the development of multiple mixed-use, master-planned communities in coastal California, which are expected to include residential homes, commercial space, as well as retail, education and recreational elements, civic areas and parks and open spaces.

The Holding Company conducts all of its activities through Five Point Operating Company, LLC (formerly known as Newhall Intermediary Holding Company, LLC, a Delaware limited liability company, the “Operating Company”). The Holding Company is the sole operating managing member of the Operating Company and owned approximately 50.4% of the outstanding Class A Common Units and all of the outstanding Class B Common Units of the Operating Company at September 30, 2016. The Holding Company was the manager and owned 91.8% of all outstanding units of the Operating Company at December 31, 2015.

Formation Transactions

On May 2, 2016, the Company completed a series of transactions (the “Formation Transactions”) pursuant to a Second Amended and Restated Contribution and Sale Agreement (the “Contribution and Sale Agreement”). The principal organizational elements of these transactions are as follows:

•	The Holding Company’s limited liability company agreement was amended and restated to, among other things (i) convert the membership interests previously designated as “Class A Units” into “Class A Common Shares” with each Class A Unit converted into one Class A Common Share, (ii) terminate and cancel the membership interests designated as “Class B Units”, and (iii) create a second class of shares designated as “Class B Common Shares”. The holders of Class A and Class B Common Shares are entitled to one vote per share, and the holders of Class B Common Shares receive distributions per share equal to 0.03% of the per share distributions to the holders of Class A Common Shares;

•	The Operating Company’s limited liability company agreement was amended and restated to, among other things, (i) create two classes of membership interests designated as “Class A Common Units” and “Class B Common Units”, (ii) convert all existing membership interests of the Operating Company into Class A Common Units, (iii) reflect the issuance of Class A Common Units per the Contribution and Sale Agreement, (iv) reflect the issuance of Class B Common Units to the Holding Company, and (v) appoint the Holding Company as the operating managing member;

•	All noncontrolling interest members of the Company’s consolidated subsidiary Five Point Land, LLC (“FPL” formerly named Newhall Land Development, LLC) contributed to the Operating Company 47,562,396 units of FPL in exchange for 47,562,396 Class A Common Units of the Operating Company;

•	The Company acquired 37.5% of the Percentage Interest (as defined in Note 4) in Heritage Fields LLC (the “Great Park Venture”), the entity that is developing Great Park Neighborhoods in Irvine, California, in exchange for 112,355,952 Class A Common Units of the Operating Company;

•	The Company acquired all of the Class B units of, and became the managing member of, The Shipyard Communities, LLC (the “San Francisco Venture”), the entity that is developing The San Francisco

Shipyard and Candlestick Point in San Francisco, California, in exchange for 2,396,398 Class A Common Units of the Operating Company and other consideration;

•	The limited liability company agreement of the San Francisco Venture was amended and restated to provide for the possible future exchange of all of the Class A units of the San Francisco Venture for Class A Common Units in the Operating Company;

•	The Company acquired all of the limited partners’ Class A interests in Five Point Communities, LP and all of the stock in its general partner, Five Point Communities Management, Inc. (together, the “Management Company”), the entities which have historically managed the development of Great Park Neighborhoods and Newhall Ranch, in exchange for 5,052,356 Class A Common Shares of the Company, 41,459,148 Class A Common Units of the Operating Company, and other consideration;

•	Simultaneously with the completion of the formation transactions, the Holding Company entered into a tax receivable agreement with investors that hold Class A Common Units of the Operating Company and investors that hold Class A units of the San Francisco Venture. The tax receivable agreement provides for payment by the Holding Company to such investors or their successors of 85% of the amount of cash savings, if any, in income tax the Holding Company realizes as a result of (a) increases in tax basis attributable to the Operating Company’s acquisition of certain equity interests for cash and exchanges of Class A units for the Holding Company’s Class A common shares or cash, (b) allocations that result from the application of the principles of Section 704(c) of the Code and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement; and

•	The Holding Company sold 470,449,239 Class B Common Shares for aggregate consideration of $0.5 million to investors holding Class A Common Units of the Operating Company and holders of Class A units of the San Francisco Venture. Each investor was entitled to purchase one Class B Common Share for each unit held.

The diagram below presents a simplified depiction of the Company’s organizational structure after completion of the Formation Transactions:

(1)	The Operating Company owns all of the outstanding Class B units of the San Francisco Venture. The Class A units of the San Francisco Venture, which the Operating Company does not own, may be exchanged for Class A Common Units of the Operating Company (see Note 3).
(2)	The Operating Company owns a noncontrolling 37.5% Percentage Interest in the Great Park Venture. However, the Operating Company does not own any Legacy Interest in the Great Park Venture (see Note 4).
(3)	The Operating Company owns all of the outstanding stock and all of the Class A interests in Five Point Communities Management Inc. and Five Point Communities, LP, respectively. The Company does not own any Class B interest in Five Point Communities, LP. Through the Amended and Restated Development Management Agreement (A&R DMA), the Management Company is compensated by the Great Park Venture as its development manager (see Note 11).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

Principles of consolidation—The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and all subsidiaries in which the Company has a controlling interest and variable interest entities (“VIEs”) in which the Company is deemed to be the primary beneficiary. A VIE is an entity in which either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance; and (ii) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the entity. The Company consolidates its investment in a VIE when it determines that it is its primary beneficiary. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics of the entity’s equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis. All intercompany transactions and balances have been eliminated in consolidation.

The accounts and operating results of the condensed consolidated businesses acquired in the Formation Transactions have been included in the accompanying unaudited condensed consolidated financial statements from the acquisition date forward.

Use of estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. These assumptions and estimates include and relate to, but are not limited to, initial valuation of tangible and intangible assets and liabilities acquired in the Formation Transactions and the related useful lives of assets upon which depreciation and amortization is based, project revenues and development costs required to complete a project, provision for income taxes, recoverable amounts of deferred tax assets, tax receivable agreement obligations, and fair value of share based awards. These estimates are based on historical experience and other assumptions which management believes are reasonable under the circumstances. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

Concentration of credit risk—As of September 30, 2016, the Company’s inventories are all located in California. The Company is subject to risks incidental to the ownership, development, and operation of commercial and residential real estate. These include, among others, the risks normally associated with changes in the general economic climate in the communities in which the Company operates, trends in the real estate industry, availability of land for development, changes in tax laws, interest rate levels, availability of financing, and potential liability under environmental and other laws.

The Company’s credit risk relates primarily to cash, cash equivalents, restricted cash and certificates of deposit. Cash accounts at each institution are currently insured by the Federal Deposit Insurance Corporation up to $250,000 in the aggregate. At various times during the nine months ended September 30, 2016 and 2015, the Company maintained cash account balances in excess of insured amounts. The Company has not experienced any losses to date on its cash, cash equivalents, restricted cash and certificates of deposit. The Company’s risk management policies define parameters of acceptable market risk and limit exposure to credit risk.

Business Combinations—The Company accounts for businesses it acquires in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. This methodology requires that assets acquired and liabilities assumed be recorded at their respective fair values on the date of acquisition. Accordingly, the Company recognizes assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities and non-controlling interest in the acquiree, based on the fair value estimates as of the date of acquisition. Any excess of the purchase consideration over the net fair value of tangible and identified intangible assets acquired less liabilities assumed is recorded as goodwill. The costs of business acquisitions are expensed as incurred. These costs may include fees for accounting, legal, professional consulting and valuation specialists. Purchase price allocations may be preliminary and, during the measurement period, not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

Contingent consideration assumed in a business combination is remeasured at fair value each reporting period and any change in the fair value from either the passage of time or events occurring after the acquisition date, is recorded in results from operations.

The estimated fair value of acquired assets and assumed liabilities requires significant judgments by management and are determined primarily by a discounted cash flow model. The determination of fair value using a discounted cash flow approach also requires discounting the estimated cash flows at a rate that the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams.

Noncontrolling interests—The Company presents noncontrolling interests and classifies such interests within capital, but separate from the Company’s Class A and Class B members’ capital when the criteria for permanent equity classification has been met. Noncontrolling interests in the Company represent interests held by former owners of subsidiaries of the Operating Company and the pre-Formation Transactions investors of the Operating Company excluding the Holding Company. Net income or loss of the Operating Company is allocated to noncontrolling interests based on substantive profit sharing arrangements within the operating agreements, or if it is determined that a substantive profit sharing arrangement does not exist, allocation is based on relative ownership percentage of the Operating Company and the noncontrolling interests.

Revenue recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectability of any receivables is reasonably assured. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total costs include direct costs to complete development on the sold property in addition to indirect costs and certain cost reimbursement for infrastructure and amenities that benefit the entire project. Significant assumptions used to estimate total costs include engineering and construction estimates for such inputs as unit quantities, unit costs, labor costs, and development timelines. Currently, reimbursements received by the Company are predominantly funded from Community Facilities District (“CFD”) bond issuances, however other sources of reimbursements such as state and federal grants and tax increment financing are expected to offset development costs of the Company’s projects. The estimate of proceeds available from reimbursement sources are impacted by home sale absorption and pricing within the CFD and project area, assessed property tax values and market demand for financial instruments such as bonds issued by CFDs. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

Residential homesite sale agreements can contain a provision, whereby the Company would receive from builders a portion of the overall profitability of the homebuilding project after the builder has received an agreed-upon return (“profit participation”). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues and has no financial obligation to the builder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected the profit participation or is reasonably assured of collection. The Company defers revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and any such amounts are included in land sales in the condensed consolidated statements of operations.

The Company records management fee revenues over the period in which the services are performed, fees are determinable, and collectability is reasonably assured. The Company records revenues from annual fees ratably over the contract period using the straight-line method. In some of its development management agreements, the Company receives additional compensation equal to the actual general and administrative costs incurred by the Company’s project team. In these circumstances, the Company acts as the principal and records management fee revenues on these reimbursements in the same period that these costs are incurred. Lastly, the Company’s management agreements may contain incentive compensation fee provisions contingent on the performance of its client as well as achievement of other non-monetary milestones. The Company recognizes such revenue in the period in which the contingency is resolved and only to the extent other recognition conditions have been met.

Included in operating properties revenues in the condensed consolidated statements of income are revenues for the Company’s agriculture and energy operations and its golf club operation, Tournament Players Club at Valencia Golf Course.

Impairment of assets—Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in land development costs, significant decreases in the pace and pricing of home sales within the Company’s communities and surrounding areas and political and societal events that may negatively affect the local economy. For operating properties, impairment indicators may include significant increases in operating costs, decreased utilization, and continued net operating losses. If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value. The Company generally estimates the fair value of its long-lived assets using a discounted cash flow model or through appraisals of the underlying property or a combination thereof.

The Company’s projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs, and other factors. For operating properties, the Company’s projected cash flows also include estimates and assumptions about the use and eventual disposition of such properties, including utilization, capital expenditures, operating expenses, and the amount of proceeds to be realized upon eventual disposition of such properties.

In determining these estimates and assumptions, the Company utilizes historical trends from past development projects of the Company in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics and unemployment rates.

Using all available information, the Company calculates its best estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the asset’s projected life and development stage.

Share-based payments—On May 2, 2016, the Company adopted the Five Point Holdings, LLC 2016 Incentive Award Plan (the “Incentive Award Plan”), under which the Company may grant equity incentive awards to employees, consultants and non-employee directors. Share-based payments are recognized in the statement of operations based on their measurement date fair values.

Cash and cash equivalents—Included in cash and cash equivalents are short-term investments that have original maturity dates of three months or less. The carrying amount approximates fair value due to the short-term nature of these investments.

Restricted cash and certificates of deposit—Restricted cash and certificates of deposit consist of cash, cash equivalents, and certificates of deposit held as collateral on open letters of credit related to development obligations or because of other legal obligations of the Company that require the restriction.

Properties and equipment—Properties and equipment primarily relate to the Company’s operating properties’ businesses, are recorded at cost. Properties and equipment, other than land, are depreciated over their estimated useful lives using the straight-line method. At the time properties and equipment are disposed of, the asset and related accumulated depreciation, if any, are removed from the accounts, and any resulting gain or loss is credited or charged to earnings. The estimated useful life for land improvements and buildings is 10 to 40 years while the estimated useful life for furniture, fixtures, and equipment is two to 15 years.

Investments in unconsolidated entities—For investments in entities that the Company does not control, but exercises significant influence, the Company uses the equity method of accounting. The Company’s judgment with regard to its level of influence or control of an entity involves consideration of various factors including the form of its ownership interest, its representation in the entity’s governance, its ability to participate in policy-making decisions, and the rights of other investors to participate in the decision-making process to replace the Company as manager or to liquidate the entity. Investments accounted for under the equity method of accounting are recorded at cost and adjusted for the Company’s share in the earnings (losses) of the venture and cash contributions and distributions. Any difference between the carrying amount of the equity method investment on the Company’s balance sheet and the underlying equity in net assets on the entity’s balance sheet, results in a basis difference which is adjusted as the related underlying assets are depreciated, amortized, or sold and the liabilities are settled. The Company generally allocates income and loss from unconsolidated entities based on the venture’s distribution priorities, which may be different from its stated ownership percentage.

The Company evaluates the recoverability of its investment in unconsolidated entities by first reviewing each investment for any indicators of impairment. If indicators are present, the Company estimates the fair value of the investment. If the carrying value of the investment is greater than the estimated fair value, management makes an assessment of whether the impairment is “temporary” or “other-than-temporary”. In making this assessment, management considers the following: (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the entity, and

(3) the Company’s intent and ability to retain its interest long enough for a recovery in market value. If management concludes that the impairment is “other than temporary,” the Company reduces the investment to its estimated fair value.

Inventories—Inventories primarily include land held for development and sale. Inventories are stated at cost, less reimbursements, unless the real estate within a community is determined to be impaired, in which case the impaired real estate would be written down to fair market value. Capitalized inventory costs include land, land development costs, real estate taxes, and interest related to development and construction. Land development costs can be further broken down to costs incurred to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, utilities, roads, and bridges; and site costs, such as grading and amenities, to bring the land to a saleable state. Project litigation costs are charged to expense when incurred. Costs that cannot be clearly associated with the acquisition, development, and construction of a real estate project and selling expenses are expensed as incurred. Certain public infrastructure project costs incurred by the Company are eligible for reimbursement, typically, from the proceeds of CFD bond debt, state and federal grants or property tax assessments.

A portion of capitalized inventory costs is allocated to individual parcels within a project using the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales prices of the project such that each parcel to be sold reflects the same gross profit margin. Since this method requires the Company to estimate the expected sales price for the entire project, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Intangible Asset—In connection with the Company’s acquisition of the Management Company (see Note 3), the Company acquired an intangible asset related to the contract value of the incentive compensation provisions of the Management Company’s development management agreement with the Great Park Venture. The Company records amortization expense over the contract period based on the pattern in which the Company expects to receive the economic benefits from the incentive compensation. For the nine months ended September 30, 2016, the Company recorded $1.5 million of amortization expense.

Receivables—The Company evaluates the carrying value of receivables, which includes receivables from related parties, at each reporting date to determine the need for an allowance for doubtful accounts. As of September 30, 2016 and December 31, 2015, there was no allowance for doubtful accounts.

Fair value measurements—The Company follows guidance for fair value measurements and disclosures that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly

Level 3—Significant inputs to the valuation model are unobservable

In instances where the determination of the fair value measurements is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The fair value of the Company’s notes payable and related party EB-5 reimbursement obligation are estimated by discounting the expected cash flows based on rates available to the Company as of the measurement date. Using level 2 inputs, the estimated fair value of the Company’s notes payable and related party EB-5 reimbursement obligation approximated their carrying values. The carrying amounts of the Company’s other financial instruments including cash and cash equivalents, restricted cash and certificates of deposit, related party assets, accounts payable and other liabilities, and certain related party liabilities approximate the fair value due to their short-term nature.

Included in related party liabilities in the accompanying unaudited condensed consolidated balance sheet at September 30, 2016 is a contingent consideration arrangement resulting from the Formation Transaction (see Note 3 and Note 11). Contingent consideration is carried at fair value and is remeasured on a recurring basis. The Company uses level 3 inputs to measure the fair value of the contingent consideration arrangement based on the expected cash flows estimated based on use of the underlying property subject to the arrangement. The estimated cash flows are affected by estimates and assumptions related to development costs, retail rents, occupancy rates and continuing operating expenses. There was no adjustment to the fair value of the contingent consideration arrangement after its initial recording on May 2, 2016. The Company had no other assets or liabilities that are required to be remeasured at fair value on a recurring basis at both September 30, 2016 and December 31, 2015.

Offering Costs—Specific costs incurred by the Company that are directly attributable to a planned offering of the Company’s common shares are deferred and charged against the gross proceeds of the offering as a reduction of members’ contributed capital, but for an offering postponed, typically for a period greater than 90 days, the offering costs are charged as an expense in the appropriate period. The Company had no deferred equity offering costs at both September 30, 2016 and December 31, 2015.

Income taxes—The Holding Company has elected to be treated as a corporation for U.S. federal, state, and local tax purposes. The Holding Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax-planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse effect or beneficial effect on the Holding Company’s income tax provision and net income or loss in the period the determination is made. The Holding Company recognizes interest or penalties related to income tax matters in income tax expense.

Recently issued accounting pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2017 for public entities. Early adoption is permitted for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Topic 205-40), which requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for each annual and interim reporting period. If substantial doubt exists, additional disclosure is required. This new standard will be effective for the Company for annual and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company expects to adopt this new standard for the fiscal year ending December 31, 2016 and the Company does not expect the adoption of ASU No. 2014-15 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires that lessees recognize assets and liabilities for leases with lease terms greater than twelve months in the balance sheet and also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. This update is effective for public entities in fiscal years beginning after December 15, 2018, including interim reporting periods within those fiscal years. Early adoption is permitted. The Company is in the process of assessing the impact that the adoption of this ASU will have on its consolidated financial statements.

On August 26, 2016, the FASB issued No. ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of ASU No. 2016-15 is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The amendments add or clarify guidance on eight cash flow issues:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

For public entities, the guidance in ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

Recently adopted pronouncements—In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 requires retrospective adoption and is effective for the Company for annual reporting periods beginning after December 15, 2015. The Company adopted the amendments of ASU No. 2015-07 in the interim reporting period ended March 31, 2016. The adoption of this guidance did not have a material impact on the Company’s condensed consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU No. 2015-16 is effective for fiscal years and interim periods beginning after December 15, 2015. The amendments in this update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. The Company adopted the amendments of ASU No. 2015-16 in the interim reporting period ended March 31, 2016. The adoption of this guidance did not have a material impact on the Company’s condensed consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis, which changes the required analysis to determine whether certain types of legal entities should be consolidated. The amendment modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership and may affect the consolidation analysis of entities involved in VIEs, particularly those having fee arrangements and related party relationships. This guidance is effective for fiscal years, and for interim reporting periods within those fiscal years, beginning after December 15, 2015. As a result of the adoption of this guidance on January 1, 2016, there were no changes to the consolidation conclusions of any of our subsidiaries, however we determined that the operating company and FPL meet the definition of a VIE under the new guidance (see Note 7).

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU No. 2016-09 simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes, statutory tax withholding requirements and classification on the statement of cash flows. The Company has early adopted ASU 2016-09. The adoption of this guidance did not have a material impact on the Company’s condensed consolidated financial statements.

3.	ACQUISITIONS

On May 2, 2016, the Company completed the Formation Transactions pursuant to the Contribution and Sale Agreement (see Note 1), in which the Company acquired a controlling financial interest in the San Francisco Venture and the Management Company. The acquisitions and the Company’s concurrent investment in the Great Park Venture (see Note 4) transformed the Company into an owner, manager and developer of real estate at three locations. In accordance with ASC 805, the Company has recorded the acquired assets (including identifiable intangible assets) and liabilities at their respective fair values as of the date of the Contribution and Sale Agreement.

Transaction costs of $1.8 million for financial advisory, legal, accounting, tax and consulting services in connection with the Formation Transactions are included in selling, general and administrative expense in the condensed consolidated statements of operations for the nine months ended September 30, 2016.

The San Francisco Venture

On May 2, 2016, immediately prior to completion of the Formation Transactions, the San Francisco Venture completed a separation transaction pursuant to an Amended and Restated Separation and Distribution Agreement (“Separation Agreement”) in which the equity interests in a subsidiary of the San Francisco Venture known as CPHP Development, LLC (“CPHP”) were distributed directly to the members of the San

Francisco Venture: (i) an affiliate of Lennar Corporation (“Lennar”) and (ii) an affiliate of Castlelake, LP (“Castlelake”). The principal terms of the Separation Agreement included the following:

•	CPHP was transferred approximately 75.5 acres of land where homes were being built, as well as all responsibility for current and future residential construction on the land;

•	Once a final subdivision map is recorded, title to a parking structure parcel at Candlestick Point (“CP Parking Parcel”) will be conveyed to CPHP and CPHP will assume the obligation to construct the parking structure and certain other improvements at Candlestick Point;

•	CPHP was transferred the membership interest in Candlestick Retail Member, LLC, (“Mall Venture Member”), the entity that has entered into a joint venture (“Mall Venture”) with CAM Candlestick LLC (the “Macerich Member”) to build a fashion outlet retail shopping center (“Retail Project”) above and adjacent to the parking structure that CPHP is to construct on the CP Parking Parcel;

•	Once a final subdivision map is recorded, the San Francisco Venture will convey to the Mall Venture the property on which the Retail Project will be built (the “Retail Project Property”); and

•	CPHP assumed all of the vertical construction loans and EB-5 loan liabilities of the San Francisco Venture, subject to a reimbursement agreement for the portion of the EB-5 loans that were used to fund development of the portion of the San Francisco Shipyard and Candlestick Point that was not transferred to CPHP.

Concurrent with and pursuant to the terms and conditions of the Contribution and Sale Agreement, the limited liability company agreement of the San Francisco Venture was amended and restated to reflect among other things (1) the conversion of the existing members’ interest into Class A units of the San Francisco Venture that are redeemable, at the holder’s option, subject to certain conditions, for Class A Common Units of the Operating Company, (2) the creation of Class B units of the San Francisco Venture and (3) the appointment of the Operating Company as the manager of the San Francisco Venture. In exchange for 2,396,398 of its Class A Common Units, the Operating Company acquired 2,396,398 Class A units of the San Francisco Venture that automatically converted into an equal number of Class B units of the San Francisco Venture. As the holder of all the outstanding Class B units of the San Francisco Venture, the Operating Company owns interests that entitle it to receive 99% of all distributions from the San Francisco Venture after the holders of Class A units of the San Francisco Venture have received distributions equivalent to the distributions, if any, paid on the Class A Common Units of the Operating Company. The Company has a controlling financial interest and consolidates the accounts of the San Francisco Venture and reports noncontrolling interest attributed to the outstanding Class A units of the San Francisco Venture.

The equity issued for the San Francisco Venture consisted of the following (in thousands, except unit and per unit amounts):

Class A Common Units in the Operating Company	2,396,398
Class A units at the San Francisco Venture exchangeable for Class A Common Units in the Operating Company	237,243,367

Total units issued/issuable in consideration	239,639,765

Estimated fair value per Class A Common Unit of the Operating Company	$3.73

Total equity consideration	$893,856
Add: contingent consideration	64,870
Less: capital commitment from seller	(120,000)

Total consideration issued for the San Francisco Venture	$838,726

The estimated fair value per Class A Common Unit of the Operating Company was determined using a discounted cash flow method projected for the Operating Company to determine a per unit enterprise value as of the acquisition date. As the Class A units of the San Francisco Venture are exchangeable on a one-for-one basis into Class A Common Units of the Operating Company, it was determined that the unit value of a Class A unit of the San Francisco Venture is substantially equal to the unit value of a Class A Common Unit of the Operating Company. The fair value of the noncontrolling interest represented by the Class A units of the San Francisco Venture held by affiliates of Lennar and Castlelake is calculated as the product of the unit value of the Class A units of the San Francisco Venture and the number of Class A units of the San Francisco Venture outstanding and redeemable for Class A Common Units of the Operating Company.

Contingent consideration consists of the San Francisco Venture’s obligation (through a subsidiary) to convey the Retail Project Property to the Mall Venture and the CP Parking Parcel to CPHP. The Retail Project Property is to be conveyed pursuant to a development and acquisition agreement, dated November 13, 2014, between the Mall Venture and the San Francisco Venture’s subsidiary (the “Mall DAA”). The former owners of the San Francisco Venture retained the rights to 49.9% of the equity ownership in the Mall Venture through the Separation Agreement; therefore, the conveyance of the Retail Project Property to the Mall Venture represents additional consideration for the former owners, contingent upon the San Francisco Venture obtaining the appropriate governmental approvals required to subdivide and convey the Retail Project Property.

In connection with the separation transaction, the former owners agreed to make an aggregate capital commitment to the San Francisco Venture for $120 million, payable to the San Francisco Venture in four equal installments, with the first installment paid on May 2, 2016 and the second, third and fourth installments payable within 90, 180 and 270 days thereafter. The second and third installments were paid and received by the San Francisco Venture on August 5, 2016 and November 3, 2016, respectively. The Company holds a pledge from an affiliate of Lennar for 47,120,419 Class A units of the San Francisco Venture as collateral to secure the deferred portion of the capital commitment, subject to the pledgor’s right to release portions of such units from the pledge following the Company’s receipt of portions of the corresponding capital commitment. The $120 million capital commitment from the selling members was determined to be an adjustment to purchase consideration since the amount is a cash inflow to the Company from the former owners of the San Francisco Venture in relation to the acquisition, thereby reducing the fair value of the consideration.

The estimated preliminary fair value of the assets acquired and liabilities assumed, as well as the fair value of the noncontrolling interest in the San Francisco Venture as of the acquisition date, is as follows (in thousands):

Assets acquired:
Inventories	$1,038,154
Other assets	827
Liabilities assumed:
Accounts payable	(17,715)
Related party liabilities	(117,410)
Macerich Note	(65,130)

Net assets acquired	$838,726
Adjustment to equity consideration, net (see table above)	55,130

$893,856

Noncontrolling interest in the San Francisco Venture	$884,917

The purchase price accounting reflected in the accompanying financial statements is preliminary and is based upon estimates and assumptions that are subject to change within the measurement period that may impact the fair value of the assets and liabilities above.

Inventories consist of land held for development and the right to receive land from the Office of Community Investment and Infrastructure, the Successor to the Redevelopment Agency of the City and County of San

Francisco (“OCII”) in accordance with a disposition and development agreement between the San Francisco Venture’s subsidiary and OCII.

Accounts payable consists of payables related to normal business operations. Related party liabilities consist of (i) $102.7 million in EB-5 loan reimbursements to CPHP or its subsidiaries, pursuant to reimbursement agreements that the San Francisco Venture entered into as of May 2, 2016 to reimburse CPHP or its subsidiaries for the proceeds of the EB-5 loans that were used to fund development of the portion of the San Francisco Shipyard and Candlestick Point that were not transferred to CPHP; and (ii) $14.6 million closing cash adjustment payable to a CPHP (see Note 11). The Macerich Note is a $65.1 million loan from an affiliate of Macerich Member that will be extinguished upon contribution of land currently held by the San Francisco Venture to the Mall Venture (see Note 10).

Management Company

The Management Company was formed in 2009 as a joint venture between Emile Haddad and an affiliate of Lennar. Since being formed, the Management Company has been engaged by the Company as an independent contractor to supervise the day-to-day affairs of the Company and the assets of its subsidiaries. The Company awarded the Management Company a 2.48% ownership interest in the Company’s subsidiary FPL in connection with its engagement as development manager as well as a seat on the Company’s Board of Managers prior to the Formation Transactions. The Management Company has also acted as development manager for the Great Park Venture, under the terms of the development management agreement. Prior to the Formation Transactions, the Management Company also held an ownership interest in the Great Park Venture through an investment in a joint venture with an affiliate of Castlelake (“FPC-HF Venture I”). In 2014, the Management Company sold the rights to 12.5% of all incentive compensation under the development management agreement to FPC-HF Venture I in exchange for its ownership interest in FPC-HF Venture I. Concurrent with and pursuant to the terms and conditions of the Contribution and Sale Agreement, the Management Company amended and restated its limited partnership agreement. Among other things, the principal organizational changes that occurred were as follows:

•	Distribution of the Management Company’s ownership interest in FPC-HF Venture I (see Note 4), to its selling shareholders, Emile Haddad and an affiliate of Lennar;

•	The partnership interests were converted into two classes of partnership interests, designated as Class A interests and Class B interests. Holders of the Management Company’s Class B interests are entitled to receive distributions from the Management Company equal to the amount of any incentive compensation payments the Management Company receives under the A&R DMA characterized as “Legacy Incentive Compensation”. Holders of Class A interests are entitled to all other distributions; and

•	Admission of FPC-HF Venture I as a 12.5% holder of the Management Company’s Class B interests in exchange for Venture I’s contribution of its right to 12.5% of the Legacy Incentive Compensation, as defined and discussed in Note 11.

By acquiring all of the stock of Five Point Communities Management, Inc. and all of the Class A interests of Five Point Communities, LP, the Company obtained a controlling financial interest in the Management Company and is able to direct all business decisions of the Management Company.

The equity issued for the Management Company, consisted of the following (in thousands, except unit/share and per unit amounts):

Class A Common Shares of the Company	5,052,356
Class A Common Units of the Operating Company	41,459,148

Total units/shares issued in consideration	46,511,504

Estimated fair value per Class A Common Unit of the Operating Company and Class A Common Share of the Company	$3.73

Total equity consideration	$173,488
Add: available cash distribution	450

Total consideration issued for the Management Company	$173,938

The value of consideration for a Class A Common Share of the Company and a Class A Common Unit of the Operating Company were each valued at $3.73.

The estimated total purchase price was preliminarily allocated to Management Company’s assets and liabilities based upon fair values as determined by the Company, as follows (in thousands):

Assets acquired:
Cash	$3,664
Related party receivables	5,282
Prepaid expenses and other current assets	328
Legacy Incentive Compensation receivable from related party	56,232
Intangible asset	129,705
Investment in FPL	70,000
Liabilities assumed:
Related party liabilities	(81,996)
Accrued employee benefits	(6,880)
Other liabilities	(2,397)

Net assets acquired	$173,938

The purchase price accounting reflected in the accompanying financial statements is preliminary and is based upon estimates and assumptions that are subject to change within the measurement period that may impact the fair value of the assets and liabilities above.

The intangible asset is a contract asset resulting from the incentive compensation provisions of the A&R DMA. The A&R DMA has an original term commencing on December 29, 2010 and ending on December 31, 2021, with options to renew for three additional years and then two additional years. The intangible asset will be amortized over the contract period based on the pattern in which the economic benefits are expected to be received. The investments in FPL, which was stepped up to fair value, will eliminate in consolidation as FPL is a consolidated subsidiary of the Company. Related party liabilities are comprised of the Class B distribution rights held by Emile Haddad, an affiliate of Lennar and FPC-HF Venture I. The Class B interests were determined to not be a substantive form of equity because the interests only entitle the holders to the Legacy Incentive Compensation payments, and does not expose the holders to the net assets or residual interest of Management Company. Class B distributions will be made when the Management Company receives Legacy Incentive Compensation payments under the A&R DMA. As of September 30, 2016, the Management Company had received $15.2 million of the Legacy Incentive Compensation and made distributions in the same amount to the holders of Class B interests. Related party liabilities also includes an obligation to the Operating Company for $14.1 million representing 12.5% of the Non-Legacy incentive compensation under the A&R DMA that the Management Company previously sold to FPC-HF Venture I and that the Operating Company acquired from FPC-HF Venture I in connection with the Contribution and Sale Agreement. This obligation and the Operating Company’s acquired asset are eliminated in the accompanying condensed consolidated balance sheet as of September 30, 2016.

The Company recorded revenue and losses for the nine months ended September 30, 2016 of $9.2 million and $6.1 million, respectively, related to the acquisitions of the Management Company and The San Francisco Venture.

Pro Forma Information

The following pro forma financial information presents combined results of operations for the nine months ended September 30, 2016 and 2015, as if the Management Company and the San Francisco Venture had been acquired as of the beginning of fiscal year 2015. The pro forma data are for informational purposes only and are not necessarily indicative of the consolidated results of operations of the combined business had the acquisition actually occurred at the beginning of fiscal year 2015 or of the results of future operations of the combined business. Consequently, actual results differ from the pro forma information presented below (in thousands):

	2016	2015
Pro forma revenues	$29,364	$41,118
Pro forma net loss	$(55,718)	$(50,333)

4.	INVESTMENT IN UNCONSOLIDATED ENTITY

Great Park Venture

On May 2, 2016, concurrent with and pursuant to the terms and conditions of the Contribution and Sale Agreement, the Great Park Venture amended and restated its limited liability company agreement. The main organizational change that occurred was the split of the previous interests in Great Park Venture into two classes of interests—Percentage Interests and Legacy Interests. The pre-Formation Transaction owners of Great Park Venture retained the Legacy Interests, which entitle them to receive priority distributions in an aggregate amount equal to $476 million and up to an additional $89 million from subsequent distributions of cash depending on the performance of the Great Park Venture. The holders of the Percentage Interests will receive all other distributions. Pursuant to the Contribution and Sale Agreement, the Operating Company acquired 37.5% of the Percentage Interests in exchange for issuing 112,355,952 Class A Common Units in the Operating Company to an affiliate of Lennar and to FPC-HF Venture I. Great Park Venture is the owner of Great Park Neighborhoods, a mixed-use, master planned community located in Orange County, California. The Company, through its acquisition of Management Company, has been engaged to manage the planning, development and sale of the Great Park Neighborhoods and supervise the day-to-day affairs of the Great Park Venture.

The cost of the Company’s investment in the Great Park Venture was $114.2 million higher than the Company’s underlying equity in the carrying value of net assets of the Great Park Venture (basis difference). The basis difference at September 30, 2016 was $138.8 million. The Company’s earnings from the equity method investment are adjusted by amortization and accretion of the basis differences as the assets and liabilities that gave rise to the basis difference are sold, settled or amortized.

The following table summarizes the statement of operations of the Great Park Venture from the acquisition date of May 2, 2016 through September 30, 2016 (in thousands):

Land sale revenues	$18,297
Cost of land sales	(10,416)
Other costs and expenses	(75,013)

Net loss of Great Park Venture	$(67,132)

The Company’s share of net loss	$(25,175)
Basis difference accretion	24,696

Equity in loss from Great Park Venture	$(479)

The following table summarizes the balance sheet data of the Great Park Venture and the Company’s investment balance as of September 30, 2016 (in thousands):

Cash and cash equivalents	$66,076
Inventories	1,066,850
Receivable and other assets	358,319

Total assets	$1,491,245

Accounts payable and other liabilities	$180,442
Redeemable Legacy Interests	565,000
Capital (Percentage Interest)	745,803

Total liabilities and capital	$1,491,245

Balance of investment in Great Park Venture at acquisition date	$419,088
The Company’s share of net loss, net of basis difference accretion	(479)

The Company’s investment in the Great Park Venture as of September 30, 2016	$418,609

5.	NONCONTROLLING INTERESTS

Following the completion of the Formation Transactions, the Holding Company owns approximately 50.4% of the outstanding Class A Common Units of the Operating Company, 100% of the outstanding Class B Common Units, and is the sole operating managing member of the Operating Company. The Holding Company consolidates the financial results of the Operating Company and its subsidiaries, and records a noncontrolling interest for the remaining 49.6% of the outstanding Class A Common Units of the Operating Company.

After a 12 month holding period that commenced on May 2, 2016, holders of Class A Common Units of the Operating Company may exchange their units for, at the Company’s option, either (i) Class A Common Shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or (ii) cash in an amount equal to the market value of such shares at the time of exchange. Whether such units are acquired by the Company in exchange for Class A Common Shares or for cash, if the holder also owns Class B Common Shares, then an equal number of that holder’s Class B Common Shares will automatically convert into our Class A Common Shares, at a ratio of 0.0003 Class A Common Shares for each Class B Common Share.

The San Francisco Venture has two classes of units—Class A units and Class B units. The Operating Company owns all of the outstanding Class B units of the San Francisco Venture. All of the outstanding

Class A units are owned by affiliates of Lennar and affiliates of Castlelake. The Class A units of the San Francisco Venture are intended to be substantially economically equivalent to the Class A Common Units of the Operating Company. The Class A units of the San Francisco Venture represent noncontrolling interests to the Operating Company.

Holders of Class A units of the San Francisco Venture can redeem their units at any time and receive Class A Common Units of the Operating Company on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events). If a holder requests a redemption of Class A units that would result in the Holding Company’s ownership of the Operating Company falling below 50.1%, the Holding Company has the option of satisfying the redemption with Class A Common Shares instead. The Company also has the option, at any time, to acquire outstanding Class A units of the San Francisco Venture in exchange for Class A Common Units of the Operating Company. The 12 month holding period for any Class A Common Units of the Operating Company issued in exchange for Class A units of the San Francisco Venture is calculated by including the period that such Class A units of the San Francisco Venture were owned.

Net (loss) income attributable to the noncontrolling interests on the consolidated statements of operations represents the portion of earnings attributable to the economic interest in the Company held by the noncontrolling Class A members at the Operating Company and the noncontrolling Class A members at the San Francisco Venture. The Company allocates (loss) income to noncontrolling interests based on the substantive profit sharing provisions of the applicable operating agreements. With each exchange of Class A Common Units of the Operating Company for Class A Common Shares, our percentage ownership interest in the Operating Company and our share of the Operating Company’s cash distributions and profits and losses will increase (See Note 6).

Prior to the completion of the Formation Transactions, the Company reported noncontrolling interests related to investors holding direct economic interests in the Operating Company and FPL.

Pursuant to the Contribution and Sale Agreement, the Operating Company issued Class A Common Units to several investors in exchange for interests in the San Francisco Venture, Management Company, Great Park Venture, and FPL. In addition to these acquisitions, the Operating Company issued Class A Common Units to FPC-HF Venture I in exchange for the rights to 12.5% of the Non-Legacy Incentive Compensation under the A&R DMA. As a result of these transactions, the Company’s ownership of the Operating Company was reduced from 91.8% to 50.4%. Due to the acquisitions, the Operating Company increased its net assets; thus, the Holding Company’s investment in the Operating Company had increased in amount even with the decrease in percentage ownership. These transactions resulted in an allocation of $119.6 million to members’ capital for the nine months ended September 30, 2016. During the nine months ended September 30, 2015, units of the Operating Company were redeemed for Holding Company Class A Units that resulted in an allocation of $0.2 million to members’ capital.

6.	TAX RECEIVABLE AGREEMENT

Simultaneous with, but separate and apart from Formation Transactions on May 2, 2016, the Company entered into a tax receivable agreement (“TRA”) with all of the holders of Class A Common Units of the Operating Company and all the holders of Class A Units of the San Francisco Venture (as parties to the TRA, the “TRA Parties”). The TRA provides for payment by the Company to the TRA Parties or their successors of 85% of the amount of cash savings, if any, in income tax the Company realizes as a result of:

(a)	Increases in the Company’s tax basis attributable to exchanges of Class A Common Units of the Operating Company for Class A Common Shares of the Company or cash or certain other taxable acquisitions of equity interests by the Operating Company.

After a 12 month holding period, holders of Class A Common Units of the Operating Company will be able to exchange their units for, at our option, either Class A Common Shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange. The Company expects that basis adjustments resulting from these transactions, if they occur, are likely to reduce the amount of income tax the Company would otherwise be required to pay in the future.

(b)	Allocations that result from the application of the principles of Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”)

Section 704(c) of the Code, and the U.S. Treasury regulations promulgated thereunder, require that items of income, gain, loss and deduction that are attributable to the Operating Company’s directly and indirectly held property, including property contributed to the Operating Company pursuant to the Formation Transactions and the property held by the Operating Company prior to the Formation Transactions, must be allocated among the members of the Operating Company to take into account the difference between the fair market value and the adjusted tax basis of such assets on May 2, 2016. As a result, the Operating Company will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. These allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax the Company would otherwise be required to pay in the future.

(c)	Tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by the Company as a result of the TRA.

At September 30, 2016, the Company’s condensed consolidated balance sheet included a $201.8 million liability for payments expected to be made under certain components of the TRA which the Company deems to be probable and estimable. Management deems a TRA payment related to the benefits expected to be received by the Company under the application of Section 704(c) of the Code to be probable and estimable when an event occurs that results in the Company measuring the Operating Company’s direct or indirectly held property at fair value in the Company’s consolidated balance sheet or the sale of such property at fair value. Either of these activities are indicators that the difference between the fair market value of the property and the adjusted tax basis has been or will be realized resulting in special allocations of income, gain, loss and deduction is likely to provide a tax savings to the Company had the special allocation not occurred. The Company may record additional TRA liabilities related to properties not currently held at fair value when those properties are recognized or realized at fair value. Furthermore, the Company may record additional liabilities under the TRA if and when TRA Parties exchange Class A Common Units of the Operating Company for the Company’s Class A Common Shares. One such exchange occurred in connection with the Formation Transactions. Changes in our estimates of the utilization of the Company’s deferred tax attributes and tax rates in effect may also result in subsequent changes to the amount of TRA liabilities recorded.

The term of the Tax Receivable Agreement will continue until all such tax benefits under the agreement have been utilized or expired, unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount based on an agreed value of payments remaining to be made under the agreement. No TRA payments were made during the nine months ended September 30, 2016.

7.	CONSOLIDATED VARIABLE INTEREST ENTITY

The Holding Company conducts all of its operations through the Operating Company, a consolidated VIE, and as a result, substantially all of the Company’s assets and liabilities represent the assets and liabilities of the Operating Company, other than the income tax and TRA related obligation, which was $201.8 million at September 30, 2016. The Operating Company has investments in and consolidates the assets and liabilities of the San Francisco Venture, Five Point Communities, LP and FPL, all of which have also been determined to be VIEs.

The San Francisco Venture is a VIE as the limited partners (or functional equivalent) of the venture, individually or as a group, are not able to exercise kick-out rights or substantive participating rights. The

Company applied the variable interest model and determined that it is the primary beneficiary of the San Francisco Venture and, accordingly, the San Francisco Venture is consolidated in its results. In making that determination, the Company evaluated that the Operating Company has unilateral and unconditional power to make decisions in regards to the activities that significantly impact the economics of the VIE, which are the development of properties, marketing and sale of properties, acquisition of land and other real estate properties and obtaining land ownership or ground lease for the underlying properties to be developed. The Company is determined to have more-than-insignificant economic benefit from the San Francisco Venture because the Operating Company can prevent or cause the San Francisco Venture from making distributions on its units, and the Operating Company would receive 99% of any such distributions (assuming no distributions had been paid on the Class A Common Units of the Operating Company). In addition, the San Francisco Venture is only allowed to make a capital call on the Operating Company and not any other interest holders, which could be a significant financial risk to the Operating Company.

The San Francisco Venture had total combined assets of $1,147.9 million primarily comprised of $1,059.0 million of inventories, $60.7 million in related party assets and $23.4 million in cash and total combined liabilities of $248.4 million including $167.6 million in related party liabilities and $65.1 million in notes payable as of September 30, 2016. Those assets are owned by, and those liabilities are obligations of, the San Francisco Venture, not the Company. The San Francisco Venture is not a guarantor of the Company’s obligations, and the assets held by the San Francisco Venture may only be used as collateral for the San Francisco Venture’s debt. The creditors of the San Francisco Venture do not have recourse to the assets of the Operating Company, as the VIE’s primary beneficiary, or of the Holding Company.

The Company and other partners do not generally have an obligation to make capital contributions to the San Francisco Venture. In addition, there are no liquidity arrangements or agreements to fund capital or purchase assets that could require the Company to provide financial support to the San Francisco Venture. The Company did not guarantee any debt of the San Francisco Venture.

Five Point Communities, LP and FPL are VIEs as in each case the limited partners (or functional equivalent) have disproportionate few voting rights and substantially all of the activities of the entities are conducted on behalf of the limited partners and their related parties. The Operating Company, or a wholly owned subsidiary of the Operating Company, is the primary beneficiary of Five Point Communities, LP and FPL. Five Point Communities, LP and FPL have combined assets of $515.1 million primarily comprised of $279.1 million of inventories, $128.2 million of intangibles, $47.6 million in related party assets and $19.7 million in cash and total combined liabilities of $141.0 million including $83.2 million in accounts payable and other liabilities and $53.7 million in related party liabilities.

The Company evaluates its primary beneficiary designation on an ongoing basis and assesses the appropriateness of the VIE’s status when events have occurred that would trigger such an analysis. During the nine months ended September 30, 2016, there were no VIEs that were deconsolidated.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplement cash flow information is included as follows for the nine months ended September 30, 2016 and 2015 (in thousands):

	2016	2015
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$1,755	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Contingent consideration related to acquisition of the San Francisco Venture (See Note 3)	$64,870	$—

Accrued deferred equity and debt offering costs	$—	$305

Capital issued in acquisition of interest in the Management Company (See Note 3)	$173,488	$—

Capital issued in acquisition of interest in the San Francisco Venture (See Note 3)	$8,939	$—

Capital issued in acquisition of interest in the Great Park Venture	$419,088	$—

Capital issued in purchase of rights to 12.5% of Non-Legacy Incentive Compensation from FPC-HF Venture I (See Note 3)	$14,110	$—

9.	PROPERTIES AND EQUIPMENT

Properties and equipment as of September 30, 2016 and December 31, 2015, consisted of the following (in thousands):

	September 30, 2016	December 31, 2015
Agriculture properties and equipment	$29,537	$29,305
Golf club properties	5,611	5,600
Other	4,649	3,578

Total properties and equipment	39,797	38,483
Accumulated depreciation	(5,454)	(4,724)

Properties and equipment—net	$34,343	$33,759

10.	NOTES PAYABLE

At September 30, 2016 and December 31, 2015, notes payable consisted of the following:

	September 30, 2016	December 31, 2015
Macerich Note	$65,130	$—
Settlement Note, net of unamortized discount of $869 in 2016 and $1,423 in 2015	4,131	8,577

	$69,261	$8,577

On November 13, 2014, in connection with entering into the Mall Venture and Mall DAA, CP Development Co., LP, a wholly-owned subsidiary of the San Francisco Venture, issued a promissory note (the “Macerich Note”), to an affiliate of the Macerich Member, in the amount of $65.1 million, bearing interest at 360-day LIBOR plus 2.0% (3.55% at September 30, 2016). Upon completion of certain conditions of the Mall DAA, including the conveyance of the Retail Project Property to the Mall Venture, the Macerich Member, in several steps, will cause the Macerich Note to be distributed to CP Development Co., LP, resulting in the extinguishment of the Macerich Note. The Macerich Note is only due and payable in the event of a termination of the Mall DAA. In the event of such termination, the Company would be required to repay the outstanding principal and unpaid accrued interest within 30 days, as well as specified other costs incurred by the Mall Venture. At the acquisition date of May 2, 2016, the Company recorded the Macerich Note at its fair value. The Company currently does not accrue interest on the Macerich Note as it deems the possibility of repayment remote.

The settlement note represents the settlement of an April 2011 third party dispute related to a prior land sale in which the Company issued a $12.5 million non-interest-bearing promissory note. At issuance, the Company recorded a discount on the face value of the promissory note at an imputed interest rate of approximately 12.8%. Amortization expense of this discount is capitalized to the Company’s inventory each period. During the nine months ended September 30, 2016 and 2015, the Company capitalized amortization expense of $0.6 million and $0.7 million, respectively. The Company made a $5.0 million principal payment in April 2016 and as of September 30, 2016, the settlement note has one remaining principal paydown of $5.0 million due April 2018. The settlement note is secured by certain real estate assets of the Company with a carrying value of approximately $24.1 million and $23.3 million, at September 30, 2016 and December 31, 2015, respectively.

11.	RELATED PARTY TRANSACTIONS

Related party assets and liabilities included in the Company’s condensed consolidated balance sheets as of September 30, 2016 and December 31, 2015 consisted of the following (in thousands):

	September 30, 2016	December 31, 2015
Assets:
Capital Commitment from Seller	$60,000	$—
Legacy Incentive Compensation Receivable	42,505	—
Other	5,874	5,032

	$108,379	$5,032

Liabilities:
EB-5 Loan Reimbursements	$102,692	$—
Contingent consideration—Mall Venture Project Property	64,870	—
Payable to Holders of Management Company’s Class B interests	52,102	—
Transition Services Agreement	325	—
Other	1,555	1,115

	$221,544	$1,115

Capital Commitment from Seller

In connection with the separation transaction, the selling shareholders of the San Francisco Venture, affiliates of Lennar and Castlelake, made a capital commitment of $120 million, payable to the San Francisco Venture in four equal installments, with the first installment paid on May 2, 2016 and the second, third and fourth installments payable within 90, 180 and 270 days thereafter. The receivable represents the $60 million yet to be received from the affiliates of Lennar and Castlelake as of September 30, 2016.

Development Management Agreement with the Great Park Venture

Legacy Incentive Compensation Receivable—In 2010, the Great Park Venture, the Company’s equity method investee through the Formation Transactions, engaged the Management Company under a development management agreement to provide management services to the Great Park Venture. The compensation structure now in place as per the A&R DMA consists of a base fee and incentive compensation. The base fee consists of a fixed annual fee and a variable fee equal to general and administrative costs incurred by the Management Company on behalf of the Great Park Venture. Incentive compensation is characterized as Legacy Incentive Compensation and Non-Legacy Incentive Compensation. The Legacy Incentive Compensation consists of the following: (i) $15.2 million, which was received by Management Company on May 2, 2016; (ii) $43.1 million expected to be paid to the Management Company in January 2017; and (iii) a maximum of $9 million of incentive compensation payments attributed to contingent payments made under a cash flow participation agreement the Great Park Venture is a party to. Generally, the Non-Legacy Incentive Compensation is 9% of distributions made by the Great Park Venture, as defined in the A&R DMA, excluding the Legacy Distributions of $565 million (see Note 4). The Company recorded a contract asset receivable as of May 2, 2016 for $56.2 million representing its right to receive the portion of Legacy Incentive Compensation in which the service period was complete and all contingencies were resolved. As of September 30, 2016, the balance of the Legacy Incentive Compensation receivable was $42.5 million. The Company will accrete the balance to $43.1 million over the remaining service period and expects to collect payment of $43.1 million in January 2017. Due to the contingencies associated with the remaining Legacy Incentive Compensation (maximum of $9 million), no receivable has been recognized as of September 30, 2016 and instead was recognized as an intangible asset at fair value, along with the Non-Legacy Incentive Compensation, at acquisition date (see Note 3). For the nine months ended September 30, 2016, the Company recognized management fee revenue—related party of $6.8 million in the accompanying condensed consolidated statement of operations related to management fees under the A&R DMA.

EB-5 Loan Reimbursements

The San Francisco Venture has entered into reimbursement agreements for which it has agreed to reimburse CPHP or its subsidiaries for a portion of the EB-5 loan liabilities and related interest that were assumed by CPHP or its subsidiaries pursuant to the Separation Agreement. As of September 30, 2016, the balance of the payable to CPHP or its subsidiaries was $102.7 million. Interest is paid monthly and totaled $1.8 million for the nine months ended September 30, 2016, and is capitalized into inventories as interest on development and construction costs. The weighted average interest rate as of September 30, 2016 was 4.1%. Principal payments of $39.4 million and $63.3 million are due in 2019 and 2020, respectively.

Contingent Consideration to Class A members of the San Francisco Venture

Under the terms of the Separation Agreement, the San Francisco Venture retained the obligation under the Mall DAA to subdivide and convey the Retail Project Property to the Mall Venture and the former owners of the San Francisco Venture retained the rights to 49.9% of the equity ownership in the Mall Venture. The obligation to convey the Retail Project Property to the Mall Venture represents additional consideration as the conveyance of the Retail Project Property provides direct benefit to the former owners. After conveyance of the Retail Project Property to the Mall Venture and the CP Parking Parcel to CPHP, the contingent consideration liability and the Macerich Note (see Note 10) will be derecognized when the Company determines it no longer has a continuing involvement in the conveyed parcels.

Payables to Holders of Management Company’s Class B interests

Holders of the Management Company’s Class B interests (an affiliate of Lennar, Emile Haddad, and FPC-HF Venture I) are entitled to receive all distributions from the Management Company that are attributable to any Legacy Incentive Compensation received by the Management Company. The Management Company expects to make a $43.1 million payment to the holders of Class B interests of the Management Company in January 2017 in connection with the Management Company’s expected collection of Legacy Incentive Compensation in the same amount.

Separation Agreement—closing cash adjustment

The Separation Agreement contains a provision for a final accounting to be performed subsequent to closing in which certain expenditures incurred by the San Francisco Venture prior to the closing are allocated between CPHP and the San Francisco Venture. Per the terms of the closing cash adjustment provision, the Company paid $14.6 million to CPHP in July 2016.

Transition Services Agreement

The Operating Company has engaged a subsidiary of Lennar to provide certain services, support, and resources to the Company under a Transition Services Agreement (“TSA”). The services include the following: (i) secondment of certain Lennar subsidiary employees to the Company from May 2, 2016 to July 1, 2016; (ii) licensing the use of certain office space; and (iii) transition services including accounting, payroll, finance, treasury, tax, employee benefits, human resources, and information technology support. The fees charged by subsidiaries of Lennar for transition services approximate the costs incurred by Lennar and its subsidiaries in providing such services. For the nine months ended September 30, 2016, the Company incurred $0.5 million in costs for office space licensing and transition services. As of September 30, 2016, the Company has a related party payable of $0.3 million related to the various components of the TSA.

San Francisco Bay Area Development Management Agreements

The Company has entered into development management agreements with affiliates of Lennar and Castlelake in which the Company will provide certain development management services to various real estate development projects located in the San Francisco Bay area. The agreements generally consist of a fixed management fee and in some cases a variable fee equal to general and administrative costs incurred by the Company. For the nine months ended September 30, 2016, the Company recognized management fee revenue—related party of $2.1 million in the accompanying condensed consolidated statements of operations related to management fees under the San Francisco Bay area development management agreements.

Candlestick Point Purchase and Sale Agreements

The San Francisco Venture has entered into purchase and sale agreements with an affiliate of Lennar and Castlelake to sell 3.6 acres of land including one agreement for land where up to 390 for-sale homesites are planned to be built and one agreement for land that includes additional airspace parcels above the planned Retail Project where up to 334 multi-family homesites are planned to be built. The total purchase price for the combined sales is approximately $107.0 million. At close of escrow, the agreements require cash payments equal to 20% of the purchase price. The Company is required to complete certain conditions prior to the close of escrow, including recording the subdivision of the land and airspace parcels into separate legal parcels.

Development Management Agreement between Newhall Land and Management Company

The Company previously engaged the Management Company as an exclusive independent contractor to generally supervise the day-to-day affairs of the Company and the assets of its subsidiaries. The initial term of the management agreement commenced on July 31, 2009, and was for five years, with an option for two renewal terms of three years each. The Company elected to exercise the first renewal option in 2014. The development management fee was $5.0 million per annum in each renewal term, subject to annual increases determined by a consumer price index. The management agreement was terminated on May 2, 2016 when the Company acquired the Management Company. For the nine months ended September 30, 2016, development management fees expensed prior to the termination were $1.7 million. For the nine months ended September 30, 2015, development management fees expensed were $3.8 million.

12.	COMMITMENTS AND CONTINGENCIES

The Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate, which the Company does in the routine conduct of its business.

Water purchase agreement

The Company is subject to a water purchase agreement requiring annual payments in exchange for the delivery of water for the Company’s exclusive use. The agreement has an initial 35-year term, which expires in 2039 with an option for a second 35-year term. At September 30, 2016, the aggregate annual minimum payments remaining under the initial term total $38.7 million, with the next payment due in 2017. The annual minimum payments for years 2017 to 2021 are $1.2 million, $1.2 million, $1.2 million, $1.3 million, and $1.3 million, respectively.

Newhall Ranch infrastructure project

On January 4, 2012, the Company entered into an agreement with Los Angeles County, in which the Company will finance up to a maximum of $45.8 million for the construction costs of an interchange project that Los Angeles County is administering. The interchange project is a critical infrastructure project that will benefit Newhall Ranch. Under the agreement, the Company made a $2.0 million payment in 2012 and a $10.0 million payment in both December 2014 and 2015 and has committed to pay the remainder of the actual construction costs, up to $23.8 million, expected to be paid in 2017. There is also a provision for the Company to pay Los Angeles County interest on defined unreimbursed construction costs incurred prior to the reimbursement dates noted above. Upon the final payment, Los Angeles County will credit the Company, in the form of bridge and thoroughfare construction fee district fee credits, an amount equal to the Company’s actual payments, exclusive of any interest payments. These credits are eligible for application against future bridge and thoroughfare fees the Company may incur. At September 30, 2016 and December 31, 2015, the Company had $17.5 million and $8.1 million, respectively, included in accounts payable and other liabilities in the accompanying condensed consolidated balance sheets, representing unreimbursed construction costs payable to Los Angeles County.

Agreement Regarding Mall Venture

On May 2, 2016, the Company entered into an agreement with CPHP pursuant to which, upon completion of the Retail Project, CPHP will contribute all of its interests in the Mall Venture Member to the Operating Company in exchange for 18,469,842 Class A Common Units of the Operating Company. The Retail Center Project is currently expected to be completed in 2020.

Candlestick Point Development Agreement

On May 2, 2016, the Company entered into a development agreement with CPHP whereby among other things, CPHP agreed to be responsible for all design and construction costs associated with the parking structure to be built on the CP Parking Parcel, up to $240 million, and the Company agreed to reimburse CPHP for design and construction costs in excess of $240 million. Additionally, the Company agreed to remit up to $25 million of proceeds it realizes from CFD proceeds at Candlestick Point following completion of the parking structure to CPHP, however such obligation is subject to a dollar-for-dollar reduction for any amounts the Company pays for costs in excess of $240 million on the parking structure.

Securities Purchase Agreement

On May 2, 2016, a Lennar subsidiary granted the Company an option to require Lennar’s subsidiary to use the proceeds of distributions that it receives with respect to its Legacy Percentage Interests in the Great Park Venture and Class B partnership interest in the Management Company (each a “Eligible Distribution”) to purchase, from time to time, either (i) Class A common shares of the Company, or (ii) Class A units of the Operating Company and Class B common shares of the Company. If the Company exercises the option, the purchase price paid by Lennar’s subsidiary will be (i) $2.84 per Class A common share of the Company, (ii) $2.84 per Class A unit of the Operating Company, and (iii) $0.001 per Class B common share of the Company, in each case, subject to adjustment as provided herein. The Company has not exercised its option related to the distribution on Class B partnership interests that occurred on May 2, 2016, however, the Company has until 90 days after Lennar’s subsidiary receives a second Eligible Distribution to exercise the option on the first Eligible Distribution. The Company must exercise its option on all other Eligible Distributions within 90 days of when such distribution occurs. The Company’s option expires on the earlier of December 31, 2018 or the date on which no Legacy Percentage Interests in the Great Park Venture are outstanding.

Performance and Completion Bonding Agreements

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $29.6 million and $7.2 million as of September 30, 2016 and December 31, 2015, respectively. Included in these amounts are $3.3 million and $3.8 million as of September 30, 2016 and December 31, 2015, respectively that are issued for the benefit of the Company through a bonding agreement with an affiliate of Lennar.

San Francisco Shipyard and Candlestick Point Disposition and Development Agreement

The San Francisco Venture is a party to a disposition and development agreement with OCII in which OCII will convey portions of the San Francisco Shipyard and Candlestick Point owned or acquired by OCII to the San Francisco Venture for development. The San Francisco Venture will pay certain fixed annual fees to OCII and will reimburse OCII for reasonable costs and expenses actually incurred and paid by OCII in performing its obligations under the disposition and development agreement. OCII can also earn a return of certain profits generated from the development and sale of the San Francisco Shipyard and Candlestick Point if certain thresholds are met. As of September 30, 2016 the thresholds have not been met.

Letters of Credit

The Company is committed under various letters of credit (“LOCs”) to perform certain development activities and provide certain guarantees in the normal course of business. Outstanding LOCs, excluding those described below, totaled $2.2 million and $3.8 million at September 30, 2016 and December 31, 2015, respectively. These LOCs are secured by restricted cash and certificates of deposit.

As required by the disposition and development agreement (“DDA”) between the San Francisco Venture and OCII, the San Francisco Venture has given guarantees to OCII in connection with the obligations of a subsidiary of CP Development Co., LP to OCII, limited to a maximum of $5.0 million. Pursuant to the DDA, in April 2014 the San Francisco Venture provided OCII with a guaranty of infrastructure obligations with a maximum obligation of $21.4 million and in March 2016 an additional guaranty of infrastructure obligations was made with a maximum obligation of $8.1 million.

On March 5, 2015, the loan closing for Phase 1 and Phase 2 of the Alice Griffith Improvement Project (“Griffith Project”) occurred. The Griffith Project is comprised of 504 units, 256 of which will be replacement units for the existing Alice Griffith affordable residential project and 248 units will be new affordable housing to be constructed by OCII. Phase 1 and Phase 2 of the Griffith Project include 114 replacement units and 70 new affordable units. In connection with this closing, the following occurred:

•	The San Francisco Venture issued two LOCs totaling $11.5 million which represent the San Francisco Venture’s share of cost overruns on the Griffith Project pursuant to the Phase 2 DDA. The LOCs will expire no later than March 3, 2017. The San Francisco Venture will be obligated to make payments totaling $11.5 million in order to convert construction financing to permanent financing when Phases 1 and 2 of the Griffith Project are completed by the third party affordable housing developer. The completion date for Phases 1 and 2 of the Griffith Project is estimated to be January 2017.

•	The San Francisco Venture agreed to complete the supporting infrastructure serving Phases 1 and 2 of the Griffith Project by the time Phases 1 and 2 of the Griffith Project are complete. To compensate the San Francisco Venture for a portion of the cost of such infrastructure work, Alice Griffith Phase 1, L.P. (“AG Phase 1 Developer”) and Alice Griffith Phase 2, L.P. (“AG Phase 2 Developer”) issued to the San Francisco Venture notes totaling $8.1 million (“Supporting Infrastructure Payments”). The notes bear interest at 2.45% and are due 57 years from issuance. Pursuant to an agreement with OCII, the San Francisco Venture intends to assign these notes to OCII prior to the completion dates for the Griffith Project Phase 1 and Phase 2.

•	The Supporting Infrastructure Payments by AG Phase 1 Developer and AG Phase 2 Developer are projected to be included in the basis of the Griffith Project Phase 1 and the Griffith Project Phase 2 for purposes of determining the tax credits that AG Phase 1 Developer and AG Phase 2 Developer are projected to receive for AG Phase 1 and AG Phase 2. Under the partnership agreements of AG Phase 1 Developer and AG Phase 2 Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for the Griffith Project Phase 1 or the Griffith Project Phase 2 are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the San Francisco Venture agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $3.0 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. OCII has provided an indemnity to the San Francisco Venture for 38% of such loss. The San Francisco Venture does not expect it will be required to make any payments under the indemnity, and therefore, no related liabilities are included in the accompanying condensed consolidated balance sheets as of September 30, 2016.

On February 26, 2016, the loan closing for Phases 3A and 3B of the Griffith Project occurred. Phases 3A and 3B of the Griffith Project include 93 replacement units and 29 new affordable units. In connection with this closing, the following occurred:

•

The San Francisco Venture agreed to complete the supporting infrastructure serving Phases 3A and 3B of the Griffith Project by the time Phases 3A and 3B of the Griffith Project are complete. To compensate the San Francisco Venture for a portion of the cost of such infrastructure work, Alice Griffith Phase 3A, L.P. (“AG Phase 3A Developer”) and Alice Griffith Phase 3B, L.P. (“AG Phase 3 B Developer”) issued to the San Francisco Venture notes totaling $5.7 million. The notes bear interest at

2.75% and are due 57 years from issuance. Pursuant to an agreement with OCII, the San Francisco Venture intends to assign these notes to OCII prior to the completion dates for the Griffith Project Phases 3A and 3B.

•	The Supporting Infrastructure Payments by AG Phase 3A Developer and AG Phase 3B Developer are projected to be included in the basis of the Griffith Project Phase 3A and the Griffith Project Phase 3B for purposes of determining the tax credits that AG Phase 3A Developer and AG Phase 3B Developer are projected to receive for AG Phase 3A and AG Phase 3B. Under the partnership agreements of AG Phase 3A Developer and AG Phase 3B Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for the Griffith Project Phase 3A or the Griffith Project Phase 3 are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the San Francisco Venture agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $1.7 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. OCII has provided an indemnity for up to 24% of such loss, subject to certain caps. The San Francisco Venture does not expect it will be required to make any payments under the indemnity; therefore, no related liabilities are included in the accompanying condensed consolidated balance sheets as of September 30, 2016.

Legal Proceedings

California Department of Fish and Wildlife Permits

In December, 2010, the California Department of Fish and Wildlife (“CDFW”) issued a Master Streambed Alteration Agreement (“MSAA”) and two Incidental Take Permits (“ITPs”) for endangered species, and certified the final Environmental Impact Report (“EIR”) portion of the Newhall Ranch Environmental Impact Statement/EIR (“EIS/EIR”). The EIS/EIR was a document jointly prepared by CDFW and the U.S. Army Corps of Engineers (the “Corps”). The Corps prepared and approved the EIS portion of the joint document under the National Environmental Policy Act (“NEPA”). CDFW prepared and certified the EIR portion of the EIS/EIR under the California Environmental Quality Act (“CEQA”). In January 2011, five petitioners filed a complaint in Los Angeles County Superior Court (“Superior Court”) challenging the issuance of the MSAA and ITPs and certification of CDFW’s Final EIR under CEQA, the California Endangered Species Act (“CESA”), and the Fish and Game Code. After a trial court ruling and an appeal, the Second District Court of Appeal (“Court of Appeal”) ultimately upheld CDFW’s certification of the EIR and issuance of the MSAA and ITPs. Thereafter, the California Supreme Court (“Supreme Court”) granted review on three issues and after issuing an opinion, remanded the case to the Court of Appeal.

In a decision filed in November 2015, the Supreme Court reversed the judgment of the Court of Appeal on the three issues. The Supreme Court’s decision became final in February 2016, after that court denied the petitioners’ and the Company’s respective petitions for rehearing. The three issues addressed by the Supreme Court were: (i) the EIR’s greenhouse gas (“GHG”) emissions significance findings, (ii) the EIR’s mitigation measures for a protected fish species (“Stickleback”), and (iii) the timeliness of comments on impacts to cultural resources and steelhead smolt (another fish species). With respect to the GHG issue, the Supreme Court approved the EIR’s methodology analyzing the significance of the project’s GHG emissions in terms of reductions from projected “business as usual” emissions consistent with the statewide reduction mandate in California’s Global Warming Solution Act of 2006 (“AB 32”), and the baseline methodology used in the EIR’s GHG analysis. However, the Supreme Court held that the GHG analysis lacked substantial evidence and explanation of the project’s no significant GHG findings. For that reason, the Supreme Court directed that the GHG emissions findings be corrected. On the second issue, the Supreme Court held the EIR mitigation measures for Stickleback violated the Fish and Game Code section 5515 prohibition on the “take” of fully-protected fish. On the third issue, the Supreme Court held that certain comments on cultural resources and steelhead smolt were timely submitted and remanded these issues to the Court of Appeal to reexamine the merits of the cultural resources and steelhead smolt issues and issue a new decision on whether substantial evidence supported CDFW’s determinations on these issues.

As to the first two issues above, the Supreme Court decision requires CDFW to reevaluate its project approvals (as they relate to these specific issues) in accordance with the Supreme Court’s holding, and to complete an additional environmental analysis, public review, and certification under CEQA. On November 3, 2016, CDFW released for public review the draft additional environmental analysis in response to the Supreme Court’s decision. The Company will continue to work and consult with CDFW to review and analyze any comments received during this public review period, and to complete the regulatory process and certification of the additional analysis under CEQA.

As to the third issue, in July 2016, after the remand, the Court of Appeal reexamined the merits of the petitioners’ cultural resources and steelhead smolt issues and ruled in favor of CDFW and the Company by finding substantial evidence to support CDFW’s decisions as to these issues. Further, the Court of Appeal denied a petition for rehearing, and after a petition for review was filed, the Supreme Court denied review. In November 2016, the Court of Appeal issued a remittitur, which means the case is complete and the trial court now has jurisdiction to issue post-decision orders, consistent with the Supreme Court’s and the Court of Appeal’s decisions.

CDFW has released for public review the draft additional environmental analysis and the corresponding development plan in response to the two remaining issues raised by the Supreme Court. The additional analysis contemplates specific mitigation measures and project design features that (1) reduce, mitigate, and offset 100 percent of the net GHG emissions from the Newhall Ranch project, and (2) avoid harm or other significant adverse effects to Stickleback. While the Supreme Court’s ruling may result in the Company having to pay certain attorneys’ fees or costs, the development plan for the Newhall Ranch project described in the additional environmental analysis released by CDFW does not contemplate a reduction in the number of homesites or amount of commercial square feet the Company desires to develop.

Landmark Village

The Los Angeles County Board of Supervisors (the “BOS”) certified the final EIR and adopted project approvals for Newhall Ranch’s Landmark Village development area in October 2011, and approved the vesting tentative map, general, specific and local plan amendments and various project permits and other authorizations in February 2012. In March 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws. In January 2014, the Superior Court issued a favorable Statement of Decision, which denied petitioners’ request and upheld the BOS approvals and in April 2015, the Court of Appeal reaffirmed the Superior Court’s decision in full. In August 2015, the Supreme Court granted the petitioners’ request to review the GHG issue, but ordered that the action be deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action discussed above.

In March 2016, the Supreme Court transferred the case to the Court of Appeal, and in November 2016, the Court of Appeal issued a new decision reversing the trial court judgment to the sole extent that the EIR did not support its no significant GHG impact finding with substantial evidence. The Court of Appeal also held that the petitioners’ amended petition and complaint is to be denied in all other respects. Once the remittitur is issued (returning jurisdiction to the trial court), the case will be complete and the trial court will issue post-decision orders, consistent with the Supreme Court’s GHG holding and the Court of Appeal’s decision.

The County of Los Angeles has released for public review the draft additional environmental analysis for the Landmark Village EIR in response to the Supreme Court’s GHG holding. The Landmark Village development plan and additional analysis contemplate specific mitigation measures and project design features intended to reduce, mitigate, and offset 100 percent of the net GHG emissions from the

Landmark Village project. While the Supreme Court’s GHG holding may result in the Company having to pay certain attorneys’ fees or costs, the development plan for the Landmark Village project described in the additional environmental analysis released by the County of Los Angeles does not contemplate a reduction in the number of homesites or amount of commercial square feet the Company desires to develop.

Mission Village

In October 2011, the BOS certified the final EIR and provisionally approved Newhall Ranch’s Mission Village development area subject to review of the project’s approval documents, findings, overriding considerations, and mitigation monitoring. On May 15, 2012, the BOS adopted the project approval documents, including the vesting tentative map, permits and other authorizations. In June 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that the County of Los Angeles violated CEQA, the Subdivision Map Act and state planning and zoning laws. In June 2014, the Superior Court issued a favorable Statement of Decision, which denied the petitioners request and upheld the BOS approvals, and in September 2015, the Court of Appeal affirmed the Superior Court’s decision in full. In December 2015, the Supreme Court granted the petitioners’ request to review the GHG issue, but ordered that the action be deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action discussed above.

In March 2016, the Supreme Court transferred the case to the Court of Appeal, and on December 1, 2016, the Court of Appeal issued a new decision reversing the trial court judgment to the sole extent that the EIR did not support its no significant impact greenhouse gas finding with substantial evidence and a reasoned discussion. The Court of Appeal affirmed the trial court judgment in all other respects. Once the Court of Appeal issues their remittitur (returning jurisdiction to the trial court), the case will be complete and trial court will issue post-decision orders, consistent with the Supreme Court’s GHG holding and the Court of Appeal’s decision.

The County has released for public review the draft additional environmental analysis for the Mission Village EIR in response to the Supreme Court’s GHG holding. The Mission Village development plan and additional analysis contemplate specific mitigation measures and project design features intended to reduce, mitigate, and offset 100 percent of the net GHG emissions from the Mission Village project. While the Supreme Court’s ruling may result in the Company having to pay certain attorneys’ fees or costs, the development plan for the Mission Village project described in the additional environmental analysis released by the County does not contemplate a reduction in the number of homesites or amount of commercial square feet the Company desires to develop.

Other Permits

On August 31, 2011, the Corps approved the EIS portion of the joint EIS/EIR and issued its provisional Section 404 Clean Water Act authorization (the “Section 404 Permit”) for Newhall Ranch. On September 14, 2012, the Los Angeles Regional Water Quality Control Board (the “Regional Board”) unanimously adopted final section 401 conditions and certified the Section 404 Permit. On October 12, 2012, opponents filed a petition for review and reconsideration of the Regional Board’s actions to the State Water Resources Control Board (the “State Board”). The State Board has not determined whether to accept or deny the petition; however, the Regional Board actions remain valid while the petition is under review by the State Board. On October 19, 2012, after consulting with the USEPA, the Corps issued the Section 404 Permit.

On March 6, 2014, five plaintiffs filed a complaint against the Corps and the USEPA in the U.S. District Court, Central District of California (Los Angeles) (the “U.S. District Court”). The complaint alleges that these federal agencies violated various statutes, including the Clean Water Act, NEPA, the Endangered Species Act and the National Historic Preservation Act in connection with the Section 404 Permit and requests, among other things, that the U.S. District Court vacate the Corps’ approvals related to the Section 404 Permit and prohibit construction activities resulting in the discharge of dredged or fill material into federal waters until the Corps issues a new permit. We were granted intervenor status by the U.S. District Court in light of its interests as the landowner and holder of the Section 404 Permit. In

September 2014, the U.S. District Court issued an order granting motions to dismiss the USEPA from this action. The dispositive cross-motions for summary judgment were then filed and briefing was completed on May 18, 2015. The U.S. District Court reviewed and resolved all claims in the case by summary judgment following a hearing held on June 29, 2015. On June 30, 2015, the U.S. District Court issued a favorable order granting the Corps’ and our motions for summary judgment and denying plaintiff’s summary judgment motion. On September 1, 2015, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit (the “Ninth Circuit”). The Ninth Circuit briefing is completed. Oral argument is currently calendared for February 2017.

Until a decision has been made by the Ninth Circuit, the Company cannot predict the outcome of this matter. The monetary impact of an adverse Ninth Circuit ruling, if any, cannot be estimated at this time. Although this federal court proceeding does not include any monetary damage claims, it could result in the need to reassess certain elements of the project’s potential impacts and to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch. An adverse ruling could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop Newhall Ranch or a development area within Newhall Ranch, as well as result in additional defense costs or settlement costs, which may not be covered by insurance. An adverse ruling might also require the Company to pay attorneys’ fees and court costs and modify the development plan for Newhall Ranch, which could reduce the number of homesites or amount of commercial square feet the Company desires to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project.

Valencia Water Company

In December 2012, the Company sold all of the shares of Valencia Water Company through an eminent domain settlement agreement to Castaic Lake Water Agency (“CLWA”). Valencia Water Company was a privately-owned water retailer serving portions of the Santa Clarita Valley that was regulated by the California Public Utilities Commission (“CPUC”).

In February 2013, a local environmental group called the Santa Clarita Organization for Planning and the Environment (“SCOPE”) filed a lawsuit in the Superior Court seeking to invalidate the eminent domain settlement agreement based on a range of claims, including: (1) CLWA is unlawfully providing retail water service in violation of CLWA’s enabling act; and (2) CLWA unlawfully acquired and owns Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. The Superior Court rejected those claims and entered judgment upholding the eminent domain settlement in April 2015, which was upheld on appeal by the Court of Appeal in an opinion issued in July 2016. SCOPE subsequently filed a petition for review by the California Supreme Court, which the Supreme Court denied in November 2016 and as a result of such denial the Superior Court’s April 2015 judgment upholding the eminent domain settlement agreement is now final.

In April, 2014, the Newhall County Water District (“NCWD”), a local water retailer in the Santa Clarita Valley, filed a lawsuit in the Superior Court against CLWA alleging the same claims as those brought by SCOPE in the action described above that is now final, namely that (1) CLWA is unlawfully providing retail water service in violation of CLWA’s enabling act; and (2) CLWA unlawfully acquired and owns Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. NCWD’s writ petition/complaint seeks a writ of mandate: (1) directing CLWA to stop providing retail water service through Valencia Water Company; and (2) directing CLWA to divest itself of Valencia Water Company’s stock. The petition/complaint also seeks declaratory relief regarding unlawful retail water service and unlawful acquisition and holding of Valencia Water Company’s stock. The Company was not named as a party to the lawsuit, but intervened to assist CLWA in defending these challenges to the eminent domain settlement agreement. CLWA and the Company filed a motion for judgment on the pleadings based on the contention that the claims alleged in NCWD’s lawsuit are the same ones alleged in the earlier SCOPE lawsuit, which were denied by the April 2015 judgment entered in the SCOPE lawsuit. That motion was scheduled for hearing on December 3, 2015. On December 1, 2015,

CLWA, NCWD and the Company filed a stipulation to stay this lawsuit until March 1, 2016, to allow settlement discussions initiated by CLWA. On December 2, 2015, the court issued an order staying the case until March 1, 2016, which has now been extended by the court through December 31, 2016. The Company does not believe that ultimate resolution of this action will have a material impact to the Company’s consolidated financial statements.

In addition to the complaints filed in the Superior Court, in January, 2013, a complaint was filed at the California Public Utilities Commission (“CPUC”) against Valencia Water Company and CLWA by SCOPE and another environmental group alleging that the eminent domain settlement agreement required CPUC approval. In September 2013, the Company became a party to the proceedings to assist CLWA in defending this complaint challenging the eminent domain settlement agreement. In February, 2014, the CPUC adopted its final decision determining that it no longer has jurisdiction to regulate Valencia Water Company following acquisition of all its shares by CLWA. The CPUC decertified the Valencia Water Company as a public utility and dismissed all complaints that were pending before the CPUC. Before the final determination of the lawsuit filed by SCOPE that upheld the eminent domain settlement agreement, the Company filed a request for rehearing to appeal the CPUC’s decision to decertify the Valencia Water Company as a public utility and asking that the CPUC maintain jurisdiction over Valencia Water Company. The request for rehearing is still pending at the request of the Company and the Company will determine whether to dismiss the request given the final determination of the lawsuit brought by SCOPE or whether to continue to request that the CPUC defer the request for rehearing until final resolution of the NCWD lawsuit. The Company does not believe that ultimate resolution of this action will have a material impact to the Company’s consolidated financial statements.

Other

Other than the actions outlined above, the Company is also a party to various other claims, legal actions, and complaints arising in the ordinary course of business, the disposition of which, in the Company’s opinion, will not have a material adverse effect on the Company’s consolidated financial statements.

As a significant land owner and developer of unimproved land it is possible that environmental contamination conditions could exist that would require the Company to take corrective action. In the opinion of the Company, such corrective actions, if any, would not have a material adverse effect on the Company’s consolidated financial statements.

13.	SEGMENT REPORTING

The Company has determined that it has three reportable segments based on how management reviews and manages its land portfolio, which correspond to its three master planned communities. The Company’s three master-planned communities are Newhall Ranch, San Francisco Shipyard and Candlestick Point, and Great Park Neighborhoods.

Prior to the formation transactions that consummated on May 2, 2016, the Company managed the development of a single community, Newhall Ranch, and presented four reportable segments, which were Real Estate Development, Golf Operations, Agriculture Operations, and Energy Operations. With the acquisition of interests in two master planned communities during the formation transactions, the Company now views itself as a real estate developer with executive-level management focusing on driving the development and performance of each of the master planned communities. Segment information for the nine months ended September 30, 2015 has been adjusted to reflect the current company profile and internal reporting.

The tables below sets forth the relative contribution of these segments to the Company’s revenues, profit (loss) and assets and the corresponding reconciliations to the consolidated amounts:

	Revenues for the		Profit (loss) for the
	nine months ended		nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(In thousands)		(In thousands)
Newhall	$13,659	$29,710	$(21,022)	1,378
San Francisco	2,418	—	(8,918)	—
Great Park (1)	25,059	—	(64,318)	—

Total reportable segments	41,136	29,710	(94,258)	1,378

Reconciling items:
Removal of Great Park Venture (2)	(18,297)	—	67,132	—
Investment in Great Park Venture	—	—	(479)	—
Non-segment activity (4)	—	—	(57,435)	—

Total consolidated balances	$22,839	$29,710	$(85,040)	$1,378

	Assets as of
	September 30, 2016	December 31, 2015
	(In thousands)
Newhall	$423,823	$441,851
San Francisco	1,147,927	—
Great Park (1)	1,673,458	—

Total reportable segments	3,245,208	441,851

Reconciling items:
Removal of Great Park Venture (2)	(1,491,245)	—
Other eliminations (3)	(105,026)	—
Investment in Great Park Venture	418,609	—
Non-segment activity (4)	61,971	—

Total consolidated balances	$2,129,517	$441,851

(1)	The Great Park reportable segment is comprised of the Company’s equity method investee, Great Park Venture, shown on a consolidated basis, and management company. Because the Company owns and controls the management company, management views financial information for the Great Park Venture in its entirety, not only its equity interest in the Great Park Venture. Management Company does not provide management services to any other entity, and exists solely for the purposes of managing the development at Great Park Neighborhoods.
(2)	Represents the removal of 100% of Great Park Venture’s revenues, profit, and assets as it is not a consolidated entity.
(3)	Represents intersegment balances that eliminate in consolidation.
(4)	Non-segment activity is primarily comprised of selling, general, and administrative expenses at the operating company level. Non-segment assets consist of cash, receivables, and investments held at the operating company level.

14.	SHARE-BASED COMPENSATION

On May 2, 2016, the Board of the Company authorized and approved the Company’s Incentive Award Plan. In doing so, the Board authorized the issuance of up to 53,810,198 Class A Common Shares of the Holding Company under the Incentive Award Plan. The Incentive Award Plan provides for the grant of share options, restricted shares, restricted share units, performance awards (which include, but are not limited to, cash bonuses), distribution equivalent awards, deferred share awards, share payment awards, share appreciation rights, other incentive awards (which include, but are not limited to, LTIP Unit awards) and performance share awards. As of September 30, 2016, there were 38,932,130 remaining Class A Common Shares available for future issuance under the Incentive Award Plan.

Restricted Share Units

As part of the authorization and approval of the Incentive Award Plan on May 2, 2016, the Board of the Company also authorized and approved the issuance, grant, and delivery of up to 14,878,068 Restricted Share Units (“RSUs”), all of which have been granted as of September 30, 2016. A portion of the RSUs were granted to management and had no requisite service period and were fully vested at the grant date. The remaining portion of the RSUs were granted to management and non-employee consultants and are subject to vesting terms. All of the RSUs that have been granted will settle in Class A Common Shares in four equal annual installments beginning on January 15, 2017. The RSUs may not be sold or transferred prior to settlement. In general, RSUs which have not vested are forfeited upon termination of employment or consulting arrangements. No RSUs were forfeited during the nine months ended September 30, 2016. The Company measures the value of RSUs at fair value by applying a discount against the estimated fair value of the Company’s underlying outstanding Common shares attributed to a lack of marketability of the RSUs due to the deferred settlement dates. The Company utilized the Protective Put, Finnerty Put and the Asian Put models as well as certain market inputs to calculate the discount for post-vesting restrictions. The discount applied to the RSUs ranged from 12% to 19%. The Company amortizes the fair value of outstanding RSUs as share-based compensation expense over the requisite service period, if any, on a straight-line basis. Share-based compensation expense for the RSUs was approximately $23.4 million in the nine months ended September 30, 2016. Approximately $23.2 million of total unrecognized compensation cost related to non-vested RSUs is expected to be recognized over a weighted–average period of 1.6 years from September 30, 2016.

The following table summarizes the RSU activity for the nine months ended September 30, 2016:

	RSUs (in thousands)	Weighted- Average Grant Date Fair Value
Nonvested at January 1, 2016	—	$—
Granted	14,878	$3.13
Vested	(6,619)	$3.10

Nonvested at September 30, 2016	8,259	$3.16

15.	EMPLOYEE BENEFIT PLANS

Retirement Plan—The Newhall Land and Farming Company Retirement Plan (the “Retirement Plan”) is a defined benefit plan that is funded by the Company and qualified under the Employee Retirement Income Security Act. In 2004, the Retirement Plan was amended to cease future benefit accruals and the Retirement Plan was frozen. For the nine months ended September 30, 2016, the Company contributed $0.7 million to the Retirement Plan. The Company anticipates contributing approximately $0.7 million in total to the Retirement Plan during the year ended December 31, 2016.

The components of net periodic benefit for the nine months ended September 30, 2016 and 2015, are as follows (in thousands):

	2016	2015
Net periodic benefit:
Interest cost	$647	$624
Expected return on plan assets	(751)	(782)
Amortization of net actuarial loss	71	69

Net periodic benefit	$(33)	$(89)

16.	INCOME TAXES

Upon formation, the Holding Company elected to be treated as a corporation for U.S. federal, state, and local tax purposes. All operations are carried on through the Holding Company’s subsidiaries that are pass-through entities that are generally not subject to federal or state income taxation, as all of the taxable income, gains, losses, deductions, and credits are passed through to the partners. The Holding Company is responsible for income taxes on its share of taxable income or loss passed through from the operating subsidiaries.

As a result of business combination accounting, the Holding Company’s investment balance related to its investment in the Operating Company increased by approximately $170.4 million over the Holding Company’s tax basis in the Operating Company. As a result of this temporary basis difference, the Holding Company recorded a deferred tax liability of $69.5 million on the acquisition date of May 2, 2016. After completion of the Formation Transactions, the Holding Company’s economic ownership percentage in the Operating Company and its subsidiaries decreased. As a result of the ownership percentage decrease and reciprocal ownership percentage increase of noncontrolling interests, the effective tax rate for the Holding Company decreased. At September 30, 2016, the Company had a $18.4 million valuation allowance as the Company believes that it is more likely than not that the Company’s net deferred tax asset will not be realized. The change in the valuation allowance in addition to the ownership decrease has resulted in an effective tax rate for the nine months ended September 30, 2016 of 5.2%. There was no valuation allowance at December 31, 2015 and the effective tax rate for the nine months ended September 30, 2015 was 30.2%.

17.	EARNINGS PER SHARE

The Company uses the two-class method in its computation of earnings per share. Pursuant to the terms of the Five Point Holdings, LLC Agreement, the Class A Common Shares and the Class B Common Shares are entitled to receive distributions at different rates, with the Class B Common Shares receiving 0.03% of the distributions issued to Class A Common Shares. Under the two-class method, the Company’s net income available to common shareholders is allocated between the two classes of common shares on a fully-distributed basis and reflects residual net income after amounts attributed to noncontrolling interests. In the event of a net loss, the Company determined that both classes of common shares share in the Company’s losses, and they share in the losses using the same mechanism as the distributions. As of September 30, 2016, the Company is operating in a net loss position, and as such, net losses attributable to the parent were allocated to the Class A Common Shares and Class B Common Shares at an amount per Class B Common Share equal to 0.03% multiplied by the amount per Class A Common Share. Basic loss per Class A Common Share is determined by dividing net loss allocated to Class A Common Shareholders by the weighted average number of Class A Common Shares outstanding for the period. Basic loss per Class B Common Share is determined by dividing net loss allocated to the Class B Common Shares by the weighted average number of Class B Common Shares outstanding during the period.

Potential Class A Common Shares include, Class B Common Shares which are convertible into Class A Common Shares at a rate of 0.0003 Class A Common Share per Class B Common Share as well as Class A Units of the San Francisco Venture, and Class A Common Units of the Operating Company, both of which are exchangeable for Class A Common Shares at a rate of 1 Class A Common Share per Class A Unit/Class A Common Unit. The Company has also granted RSUs subject to vesting terms, which settle in Class A Common Shares beginning January 2017 and represent potential Class A Common Shares. Diluted loss per share calculations for both Class A Common Shares and Class B Common Shares contemplate adjustments to the numerator and the denominator under the if-converted method for the convertible Class B Common Shares, the exchangeable Class A Units of the San Francisco Venture and Class A Common Units of the Operating Company, and the treasury stock method for RSUs, if determined to be dilutive.

Net loss attributable to the Company is adjusted by the additional loss allocated to the Company for RSUs that have vested but have not settled to arrive at the net loss attributable to common shareholders. The net loss allocated to Class A Common Shares was calculated as 99.94% of net loss attributable to common shareholders for the period May 2, 2016 through September 30, 2016, and the net loss allocated to Class B Common Shares was calculated as 0.06% of net loss attributable to common shareholders for the period May 2, 2016 through September 30, 2016. The calculation of weighted average Class A Common Shares outstanding for 2016 reflects (i) the 5.1 million Class A Common Shares issued in accordance with the Formation Transactions, as outstanding for the period May 2, 2016 through September 30, 2016, (ii) the 231.9 million Class A Common Shares that were converted from Class A Common Units at the time of the Formation Transactions, which were outstanding for the period May 2, 2016 to September 30, 2016, and (iii) the RSUs granted and vested on May 20, 2016 that are not subject to other contingencies for settlement in shares other than the passage of time, which were outstanding for the period May 20, 2016 to September 30, 2016. The Class A Common Units that were converted to Class A Common Shares have been retrospectively presented as Class A Common Shares for the period prior to the Formation Transactions for the purpose of presenting earnings per share and calculating the weighted average Class A Common Shares outstanding for the period. The weighted average Class B Common Shares for 2016 reflects the 470 million Class B Common Shares issued concurrent with the Formation Transactions, which were outstanding for the period May 2, 2016 through September 30, 2016.

Prior to the Formation Transactions, the Company’s equity interests consisted of Class A Common Units and Class B Common Units. The Class B Common Units represented only voting interests, and had no economic interest in the Company.

The following table summarizes the basic and diluted earnings per share/unit calculations for the nine months ended September 30, 2016 and 2015 (in thousands, except unit/shares and per unit/share amounts):

	2016	2015
Numerator:
Net (loss) income attributable to the Company	$(30,179)	$612
Adjustment for additional loss attributable to vested unsettled RSUs	(380)	—

Net (loss) income attributable to common shareholders	$(30,559)	$612

Numerator for basic and diluted net (loss) income available to Class A Common Shareholders/Unitholders	$(30,545)	$612

Numerator for basic and diluted net loss available to Class B Common Shareholders	$(14)	—

	2016	2015
Denominator:
Basic and diluted weighted average Class A Common Shares outstanding	237,891,028	231,730,227
Basic and diluted weighted average Class B Common Shares outstanding	260,979,140	—
Basic and diluted (loss) earnings per share/unit:
Class A Common Shares/Unit	$(0.13)	$0.00
Class B Common Shares	$(0.00)	—
Anti-dilutive potential RSUs	8,259,411	—
Anti-dilutive potential Class A Common Shares/Units	297,113,935	81,103,407

18.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss attributable to the Company consists of unamortized defined benefit pension plan net actuarial losses that totaled $2.4 million and $2.8 million at September 30, 2016 and December 31, 2015, respectively, net of tax benefits of $0.3 million and $0.7 million at September 30, 2016 and December 31, 2015. At September 30, 2016, the Company held a full valuation allowance of $0.3 million related to the accumulated tax benefit of $0.3 million. There was no valuation allowance at December 31, 2015. Accumulated other comprehensive loss of $2.3 million and $1.2 million is included in noncontrolling interests at September 30, 2016 and December 31, 2015. Net actuarial gains or losses are re-determined annually or upon remeasurement events and principally arise from changes in the rate used to discount benefit obligations and differences between expected and actual returns on plan assets. Reclassifications from accumulated other comprehensive loss to net loss related to amortization of net actuarial losses were approximately $34,000 and $30,000, net of taxes, respectively, and are included in selling, general and administrative expenses on the accompanying condensed consolidated statements of operations for the nine months ended September 30, 2016, and 2015, respectively.

17.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the condensed consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to September 30, 2016 that require adjustments to or disclosure in the Company’s condensed consolidated financial statements.

* * * * * *

INDEPENDENT AUDITORS’ REPORT

To the Members of

The Shipyard Communities, LLC

San Francisco, California

We have audited the accompanying consolidated financial statements of The Shipyard Communities, LLC, a Delaware limited liability company, and its subsidiaries (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Shipyard Communities, LLC and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California

March 22, 2016

(December 21, 2016 as to the disclosure of the Contribution and Sale Agreement and the Separation Agreement in Note 1)

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(In Thousands)

	2015	2014
ASSETS
CASH	$21,606	$52,790
LAND HELD FOR DEVELOPMENT	473,561	346,185
OTHER ASSETS	8,350	8,323

TOTAL	$503,517	$407,298

LIABILITIES AND MEMBERS’ CAPITAL
LIABILITIES:
Accounts payable and other liabilities	$39,611	$27,851
Notes payable	331,331	228,901

Total liabilities	370,942	256,752
COMMITMENTS AND CONTINGENCIES (Note 6)
MEMBERS’ CAPITAL	132,575	150,546

TOTAL	$503,517	$407,298

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
REVENUES:
Home sales	$48,319	$—
Other	533	479

Total revenues	48,852	479

COSTS AND EXPENSES:
Cost of home sales	46,630	—
Field	1,678	681
Builder marketing	4,594	1,647
General and administrative	13,921	4,520

Total costs and expenses	66,823	6,848

NET LOSS	$(17,971)	$(6,369)

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands)

	UST Lennar HW Scala SF Joint Venture	HPSCP Opportunities LP	Total
BALANCE—December 31, 2013	$112,709	$124,093	$236,802
Contributions	14,100	—	14,100
Distributions	(73,675)	(20,312)	(93,987)
Net loss	(4,386)	(1,983)	(6,369)

BALANCE—December 31, 2014	48,748	101,798	150,546
Net loss	(12,355)	(5,616)	(17,971)

BALANCE—December 31, 2015	$36,393	$96,182	$132,575

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In Thousands)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,971)	$(6,369)
Adjustments to reconcile net loss to net cash used in operating activities—changes in operating assets and liabilities:
Other assets	(27)	(6,155)
Land held for development	(127,376)	(106,385)
Accounts payable and other liabilities	11,760	22,397

Net cash used in operating activities	(133,614)	(96,512)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	102,430	223,901
Contributions from members	—	14,100
Distributions to members	—	(93,987)

Net cash provided by financing activities	102,430	144,014

NET (DECREASE) INCREASE IN CASH	(31,184)	47,502
CASH—Beginning of year	52,790	5,288

CASH—End of year	$21,606	$52,790

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to land held for development	$9,083	$3,266

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

The Shipyard Communities, LLC, a Delaware limited liability company, was formed on May 23, 2013, for the purpose of developing and selling multiphase, mixed-use properties located in San Francisco, California (the “Projects”). The Shipyard Communities, LLC and its subsidiaries are herein referred to as the “Company.”

UST Lennar HW Scala SF Joint Venture (“Lennar Member”) is the managing member of the Company, and HPSCP Opportunities, L.P. (“HPSCP”) is the non-managing member of the Company. The Company shall continue until dissolution pursuant to the amended and restated operating agreement entered into on May 31, 2013, as amended (the “Agreement”).

On May 23, 2013, the Company was formed by Lennar Member, which owned 100% of the Company’s interests. On May 30, 2013, HPSCP contributed $100 million in cash for a 25% ownership interest, while Lennar Member contributed all of its equity interests in HPS Development Co., LP and CP Development Co., LP to the Company at an agreed-upon value of $400.0 million, less a special distribution of $100.0 million, for a 75% ownership interest. HPSCP subsequently contributed $25.0 million in cash for an additional 6.25% ownership interest. Pursuant to the accounting principles generally accepted in the United States of America (“GAAP”), as the monetary assets are not at least one-half of the fair value of the total exchange for equity interests, there is no step-up in the basis of the contributed assets.

The members of the Company and their ownership interests as of December 31, 2015 and 2014 are as follows:

	2015	2014
Lennar Member	68.75%	68.75%
HPSCP	31.25	31.25

Total	100.00%	100.00%

The Company is the owner of 100% of the equity interests in the following consolidated subsidiaries as of December 31, 2015:

1	HPS Development Co., LP	15	HPS1 Block 48-1B, LLC
2	CP Development Co., LP	16	HPS1 Block 48-2A, LLC
3	HPS Vertical Development Co.-B, LP	17	HPS1 Block 48-2B, LLC
4	CP/HPS Development Co. GP, LLC	18	HPS1 Block 48-3A, LLC
5	CP/HPS Development Co.-C, LLC	19	HPS1 Block 48-3B, LLC
6	HPS1 Block 1, LLC	20	HPS Vertical Development Co.-D/E, LLC
7	HPS1 Block 50, LLC	21	HPS Vertical Development Co., LLC
8	HPS1 Block 51, LLC	22	Candlestick Retail Member, LLC
9	HPS1 Block 52, LLC	23	AG Phase 1 SLP, LLC
10	HPS1 Block 53, LLC	24	AG Phase 2 SLP, LLC
11	HPS1 Block 54, LLC	25	The Shipyard Communities Retail Operator, LLC
12	HPS1 Block 55, LLC	26	AG Phase 3A SLP, LLC
13	HPS1 Block 56/57, LLC	27	AG Phase 3B SLP, LLC
14	HPS1 Block 48-1A, LLC	28	CPHP Development, LLC

Allocations of profits and losses and cash distributions are made to the members in the priority defined in the Agreement. The Agreement provides that the Lennar Member is entitled to a preference return on Lennar preferred capital contributions, as defined in the Agreement. Lennar preferred capital contributions include all capital contributed by Lennar Member to the Company through such time pursuant to the Lennar commitment and in accordance with the terms of the Agreement. During the commitment period (ending the third anniversary after May 23, 2013), Lennar Member has committed to contribute an aggregate amount of up to $100.0 million in preferred capital contributions to the Company if additional capital is required in excess of available cash. This capital commitment decreases over time and as the Company obtains debt financing (excluding EB-5 loans and the $65.13 million note described in Note 4). As of December 31, 2014, the Company had obtained debt financing of $30.0 million that qualified to reduce the capital commitment. As of December 31, 2015, the Company has obtained additional debt financing of $50.2 million and issued letters of credit of $11.5 million from a Lennar facility that qualified to reduce the capital commitment; therefore, the Lennar preferred capital commitment has been reduced to $8.3 million as of December 31, 2015 and $70.0 million as of December 31, 2014.

Contribution and Sale Agreement

On May 2, 2016, the Company entered into a Second Amended and Restated Contribution and Sale Agreement, dated July 2, 2015 (the “Contribution and Sale Agreement”). The amendments to the Contribution and Sale Agreement, among other things, no longer conditioned the effective date of the Contribution and Sale Agreement with the completion of an initial public offering by Newhall Holding Company, LLC, renamed Five Point Holdings, LLC (“Five Point Holdings”) and the Contribution and Sale Agreement became effective on May 2, 2016. Pursuant to the Contribution and Sale Agreement: (1) the Company amended and restated the Agreement to, among other things, (a) convert the membership interests of the Lennar Member and HPSCP into 239,639,765 Class A Units allocated pro rata based on ownership, (b) appoint Newhall Intermediary Holding Company, LLC (the “Operating Company”), which is controlled by Five Point Holdings, as its manager, thereby effectively terminating the development management services previously provided by Lennar Member under the Agreement (Note 5), (c) allow for the Lennar Member and HPSCP to redeem, at the option of the Operating Company or Five Point Holdings, Class A Units for cash or for units of the Operating Company or for shares of Five Point Holdings; and (2) the Lennar Member contributed 2,396,398 Class A Units to the Operating Company, which Class A Units immediately converted into an equal number of Class B Units.

Separation and Distribution Agreement

The Company, the Lennar Member and HPSCP also entered into an Amended and Restated Separation and Distribution Agreement on May 2, 2016 with CPHP Development, LLC, the Company’s wholly owned subsidiary (the “Lennar-CL Venture”), in which prior to the effectiveness of the Contribution and Sale Agreement: (1) the Company contributed or transferred to the Lennar-CL Venture certain assets, and the Lennar-CL Venture assumed certain liabilities associated with the Project; (2) the Company distributed, pro rata, the equity interests in the Lennar-CL Venture to the Lennar Member and HPSCP; (3) the Lennar-CL Venture and the Company entered into purchase and sale agreement for the Lennar-CL Venture to acquire parcels within the Project that are entitled for approximately 390 for-sale home sites and approximately 334 multi-family home sites; 4) the Company will agree to reimburse the Lennar-CL Venture for a portion of the debt and interest assumed by the Lennar-CL Venture; (5) the Company or its affiliate will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point and will agree to reimburse the Lennar-CL Venture for all design and construction costs associated with the parking structure in excess of $240 million; and (6) prior to the distribution of equity interests in the Lennar-CL Venture, the Company made a capital call on the Lennar Member and HPSCP in an aggregate amount equal to $120 million, payable to the Company in four equal installments, with the first installment paid on May 2, 2016, the second paid on August 5, 2016, the third paid on November 3, 2016 and the final installment payable within 270 days of the closing under the Contribution and Sale Agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with GAAP. In December 2015, the Company changed its year end to December 31 for financial reporting purposes.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as detailed in Note 1 above. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash—As of December 31, 2015 and 2014, cash consisted entirely of demand deposits with a financial institution.

Concentration of Credit Risk—The Company has its cash on deposit with a high-quality financial institution. Accounts at this financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Revenue Recognition—Revenues from sales of homes are recognized when the sales are closed and title passes to the new homeowner, the new homeowner’s initial and continuing investment is adequate to demonstrate a commitment to pay for the home, the new homeowner’s receivable is not subject to future subordination and the Company does not have a substantial continuing involvement with the new home.

Land Held for Development—Land held for development consists of land, land improvements, and vertical construction costs (“Land Held for Development”) and is carried at the lower of cost or fair value, less cost to sell. Currently, there are two projects being developed by the Company, Hunters Point Shipyard Phase 1 (“Phase 1”) and Candlestick Point/Hunters Point Shipyard Phase 2 (“Phase 2”).

Phase 1—Phase 1 is a portion of a shipyard closed by the U.S. Navy in 1974, located on the western shore of San Francisco Bay, that will include both market rate and affordable residential for-sale and rental home sites. Phase 1 was approved by the City of San Francisco and the State of California during 2005, and on April 5, 2005, the project was originally transferred to a predecessor to the Lennar Member for $1, who subsequently contributed or sold the property to HPS Development Co., LP. The Disposition and Development Agreement for Phase 1 (“Phase 1 DDA”) of the project entitles the Office of Community Investment and Infrastructure, the Successor to the Redevelopment Agency of the City and County of San Francisco (the “Agency”), to receive reimbursement for its costs incurred in connection with the Phase 1 DDA and return of certain profits (as described in the Phase 1 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Phase 2—Phase 2 is located on the western shore of San Francisco Bay, and will include both market rate and affordable for-sale and rental housing, as well as office buildings and retail space. On October 29, 2010, CP Development Co., LP entered into a Disposition and Development Agreement (“Phase 2 DDA”) with the Agency for development of the project. The Agency will convey portions of the property owned or acquired by the Agency, as provided in the Phase 2 DDA, to the Company, which will be developed in phases. The Company will pay certain fixed annual fees to the Agency and will reimburse the Agency for reasonable costs and expenses actually incurred and paid by the Agency in performing its obligations under the Phase 2 DDA. The Agency can also earn a return of certain profits (as described in the Phase 2 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Capitalization of Costs—Costs related to the Projects that are incurred prior to the Company acquiring the Projects are capitalizable when the following conditions are met: (i) the costs are directly identifiable with the Projects and (ii) acquisition of the Projects or an option to acquire the Projects is probable. Preacquisition costs include due diligence costs that include legal expenses and planning and infrastructure design costs associated with the acquisition of the Projects. In addition, certain indirect costs, including property taxes, are capitalized during the development period. Construction overhead and selling expenses are expensed as incurred. As of December 31, 2015, both Phase 1 and Phase 2 are in the development period.

Impairment of Long-Lived Assets—The Company reviews Land Held for Development for impairment on an annual basis. Generally accepted accounting principles require that if the undiscounted future cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. The projected cash flows for each project are significantly affected by estimates related to market supply and demand, homesite sizes, sales pace, sales prices, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials, and other factors related to each particular project.

The Company estimates the fair value of Land Held for Development, which is evaluated for impairment based on market conditions and assumptions made by management at the time Land Held for Development is evaluated, which may differ materially from actual results if market conditions or assumptions change. For example, further market deterioration or changes in assumptions may lead to the Company incurring impairment charges on land held for development not currently impaired, but for which indicators of impairment may arise if further market deterioration occurs.

As of December 31, 2015 and 2014, the Company believes there has been no impairment of the carrying value of Land Held for Development.

Fair Value of Financial Instruments—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, notes payable and accounts payable. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s notes payable was $328.1 million and $228.9 million as of December 31, 2015 and 2014, respectively, using Level 2 inputs. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Income Taxes—The Company is a limited liability company, which is not a taxable entity. For federal and state income tax reporting purposes, the members are responsible for reporting their share of the Company’s income or loss on their income tax returns. Accordingly, no provision for income taxes has been reflected in the consolidated financial statements.

Recent Accounting Pronouncements—In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation to raise the threshold for disposals to qualify as discontinued operations and requires additional disclosures about disposal transactions. Under ASU No. 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component or group of components either (i) has been disposed of or (ii) is classified as held for sale. In addition, ASU No. 2014-08 requires additional disclosures about both (i) a disposal transaction that meets the definition of a discontinued operation and (ii) an individually significant component of an entity that is disposed of or held for sale that does not qualify for discontinued operations presentation in the financial statements. ASU No. 2014-08 is effective prospectively for interim and annual reporting periods beginning after December 15, 2014, with early adoption permitted. The Company adopted ASU No. 2014-08 on January 1, 2015, which did not have an impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance, and is effective for public entities for interim and annual reporting periods beginning after December 15, 2018. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. Early application is not permitted. The Company will adopt ASU No. 2014-09 on January 1, 2019. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in auditing standards generally accepted in the United States of America. Specifically, the amendments in ASU No. 2014-15 (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the consolidated financial statements are issued (or available to be issued). The amendment is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements

In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2017. The adoption of ASU No. 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts). ASU No. 2015-03 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company is evaluating the impact of the adoption of ASU No. 2015-03 to the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU No. 2016-01 revises an entity’s accounting related to (i) the classification and measurement of investments in equity securities and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU No. 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. For all other entities, ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2018, with the option to early adopt the amendments as of the fiscal years beginning after December 15, 2017. Other than certain early application guidance in ASU No. 2016-01 related to (i) the presentation of fair value changes for financial liabilities measured under the fair value option and (ii) fair value disclosure requirements for entities that are not public business entities, early adoption by all entities before fiscal years beginning after December 15, 2017 is not permitted. The Company plans to adopt ASU No. 2016-01 by January 1, 2019 and is yet to determine the impact the adoption of ASU No. 2016-01 will have on its consolidated financial statements, if any.

3.	LAND HELD FOR DEVELOPMENT

Land Held for Development as of December 31, 2015 and 2014, included the following (in thousands):

	2015	2014
Phase I	$155,940	$114,650
Phase II	317,621	231,535

Total	$473,561	$346,185

4.	NOTES PAYABLE

Beginning in October 2013, certain subsidiaries of the Company began entering into loan agreements with lenders that are authorized by the United States Citizenship and Immigration Services to raise capital from foreign nationals who seek to obtain permanent residency in the United States under the EB-5 Program. The combined rate of interest and fees on these loans ranges from 4.0 – 4.75% and the maturity date is five years from the date the Company receives the funds. The EB-5 Series A and EB-5 Series B loans listed below are unsecured. The EB-5 Series C, EB-5 Series D/E and EB-5 Series F loans are secured by pledges of interests in the borrowing entity. The EB-5 loans restrict a borrowing entity from making distributions to its parent entity to the extent that doing so would cause the borrowing entity not to maintain a cash balance sufficient to pay all principal and interest due in the following nine months. A schedule of the borrowings is provided below:

Loan Agreement	Lender	Borrowing Entity	Interest Rate	Loan Origination Date	Maximum Loan Amount	Loan Balance 12/31/2015	Loan Balance 12/31/2014
Series A	Golden State
	Investment	HPS Development
	Fund I, LLC	Co. LP	4%	October 18, 2013	$27,000,000	$27,000,000	$25,000,000
Series B	Golden State	HPS Vertical
	Investment	Development
	Fund II, LLC	Co.-B, LP	4%	February 10, 2014	$50,000,000	$50,000,000	$45,000,000
Series C	Golden State	CP/HPS
	Investment	Development
	Fund III, LLC	Co.-C, LLC	4%	January 23, 2014	$96,000,000	$95,500,000	$67,200,000
Series D/E	SRBARC Fund 5, LLC	HPS Vertical Development Co.-D/E, LLC	4.0 - 4.5%	October 29, 2014	$99,000,000	$57,750,000	$6,300,000
Series F	3G Fund 6, LLC	CP Development Co., LP	4.5 - 4.75%	July 24, 2015	$245,000,000	$5,950,000	$0

					$517,000,000	$236,200,000	$143,500,000

On December 13, 2013, HPS1 Block 53, LLC and HPS1 Block 54, LLC entered into construction loan agreements with East West Bank. No draws were made under these loans until February 2014. The maximum principal balances are $17.4 million and $12.6 million under the Block 53 and Block 54 loans, respectively. The outstanding principal balance of the Block 53 loan as of December 31, 2015 and December 31, 2014 is $17.4 million and $11.2 million, respectively. The outstanding principal balance of the Block 54 loan as of December 31, 2015 and 2014 is $12.6 million and $9.1 million, respectively. The interest rate is prime plus 2% per annum, with a floor of 5.0%, with a maturity date of December 13, 2018. At December 31, 2015, the interest rate was 5.5%. The construction loan is secured by the land held in HPS1 Block 53, LLC and HPS1 Block 54, LLC.

On May 7, 2015, HPSI Block 56/57, LLC entered into a construction loan with Bank of the Ozarks in the amount of $50.2 million. The loan has a balance at December 31, 2015 of one thousand dollars and bears interest at thirty day LIBOR plus 4.0% (with a minimum interest rate of 5.0%) and is due on May 7, 2018 with two one year extension options. In connection with the construction loan, the Company also signed a guaranty pursuant to which it is required to maintain $6.0 million of liquid assets and $50.0 million of net worth which was met as of December 31, 2015.

Scheduled annual principal payments on the notes payable (excluding the $65.13 million loan agreement discussed below), as of December 31, 2015, are as follows (in thousands):

2016	$—
2017	—
2018	35,001
2019	137,450
2020	93,750
Thereafter	—

Total	$266,201

On November 13, 2014, CP Development Co., LP entered into a loan agreement with an affiliate of CAM Candlestick LLC, an unaffiliated third party, in the amount of $65.13 million, bearing interest at 360-day LIBOR plus 2.0% (3.18% at December 31, 2015). The balance of $65.13 million is included in notes payable as of December 31, 2015 and 2014, in the accompanying consolidated financial statements.

Once CP Development Co., LP legally subdivides the specified retail center property, it will contribute the specified land to a joint venture formed between CAM Candlestick LLC and Candlestick Retail Member LLC (the “Joint Venture”). Concurrent with this contribution, CP Development Co., LP will issue performance bonds with the Joint Venture as the beneficiary to guarantee CP Development Co., LP’s obligation to complete the infrastructure serving the retail center and to construct a parking garage. Upon contribution of the $65.13 million loan and the specified land to the Joint Venture and issuance of the performance bonds, the $65.13 million loan will be canceled and converted to equity in the Joint Venture. The outside date for making this contribution is December 31, 2018.

If CP Development Co., LP is unable to get the municipal approvals for the planned infrastructure and parking garage as approved by the members, CAM Candlestick LLC has the right to terminate the Joint Venture, which would require repayment within 30 days of the note by CP Development Co., LP, including all accrued interest, as well as specified other costs incurred by the Joint Venture.

5.	RELATED-PARTY TRANSACTIONS

Lennar Member performs development management services for the Company. Lennar Member generally earns a fee equal to 3.5% of the aggregate expenditure, as defined in the Agreement. The aggregate expenditure includes all operating expenses, provided, however, that (i) all expenditures with respect to any public or private debt or equity financings, including reorganization or offering expenditures, shall not be included in operating expenses; (ii) amounts funded to reserves shall not constitute operating expenses; and (iii) gross revenue shall not include amounts withdrawn from the reserves and deposited into the Company’s operating accounts. During the years ended December 31, 2015 and 2014, the total management fee paid was $6.9 million and $6.1 million, respectively. Aggregate management fees earned since inception by the Lennar Member totaled $11.2 million and $4.2 million as of December 31, 2015 and 2014, respectively. The difference of $3.9 million and $4.0 million between the cumulative amount paid to the Lennar Member and the amount earned as of December 31, 2015 and 2014, respectively, has been treated as prepaid management fees and included in Other Assets in the accompanying consolidated financial statements. The management fee earned by the Lennar Member has been capitalized as Land Held for Development in the accompanying consolidated financial statements.

The Company is a party to a cost sharing agreement related to costs incurred in connection with the contribution and sale agreement discussed in Note 1. An affiliate of the Lennar Member is acting as administrative agent for all the parties to the cost sharing agreement. For the year ended December 31, 2015, the Company has funded $5.3 million under the cost sharing agreement, of which $5.0 million is included in general and administrative expense in the accompanying consolidated statement of operations and $0.3 million is included in other assets in the accompanying consolidated balance sheet as of December 31, 2015. The $0.3 million represents the Company’s portion of costs funded to the Lennar Member affiliate but not yet incurred by the Lennar Member affiliate.

6.	COMMITMENTS AND CONTINGENCIES

The Company is developing and constructing property in a jurisdiction in which community facility district bonds were issued by governmental entities to finance major infrastructure improvements. The Company is utilizing such bonds, with an availability of up to $34.5 million, to finance improvements in Phase 1. The bonds are collateralized by, and will be repaid through, an annual assessment against Phase 1. Following the sale of the property securing these bonds, the annual assessments will become the obligation of the subsequent owners.

As required by the Phase 1 DDA, the Company has given guarantees to the Agency in connection with the obligations of HPS Development Co., LP to the Agency related to Phase 1 and the obligations of CP Development Co., LP to the Agency related to Phase 2, each limited to a maximum of $5.0 million. Pursuant to the Phase 2 DDA, in April 2014 the Company provided the Agency with a guaranty of infrastructure obligations with a maximum obligation of $21.4 million and in March 2016 an additional guaranty of infrastructure obligations was made with a maximum obligation of $8.1 million. The Company has provided surety bonds for Phase 1 with an estimated maximum exposure of $22.2 million. The surety bonds have been guaranteed by the Company. The Company does not expect it will be required to make any payments under the surety bonds, and therefore, no related liabilities are included in the accompanying consolidated balance sheets as of December 31, 2015 and 2014.

On October 30, 2014, a bank issued a letter of credit (“LOC”) on behalf of the Company in the amount of $10.0 million. The beneficiary of the LOC is Bank of America and the LOC expires on October 30, 2016, with a one-year extension option. This LOC secures a future payment that the Company is obligated to make pursuant to the Subsidy, Development Restriction, and Release Agreement for Hunters Point Shipyard Phase 1 Block 49 between the Company and the affordable housing developer. The Company will be required to make the payment of $10.0 million in order to convert construction financing to permanent financing when the affordable housing developer completes the construction of Block 49 which is estimated to occur in April 2016.

On March 5, 2015, the loan closing for Phase 1 and Phase 2 of the Alice Griffith Improvement Project (“AGIP”) occurred. AGIP is comprised of 504 units, 256 of which will be replacement units for the existing Alice Griffith affordable residential project and 248 units will be new affordable housing to be constructed by the Agency. Phase 1 and Phase 2 of AGIP include 114 replacement units and 70 new affordable units. In connection with this closing, the following occurred:

•	The Company issued two LOC’s totaling $11.5 million which represent the Company’s share of cost overruns on the AGIP pursuant to the Phase 2 DDA. The LOC’s will expire no later than March 3, 2017. The Company will be obligated to make payments totaling $11.5 million in order to convert construction financing to permanent financing when Phases 1 and 2 of AGIP are completed by the third party affordable housing developer. The completion date for Phases 1 and 2 of AGIP is estimated to be December 2016.

•	The Company agreed to complete the supporting infrastructure serving Phases 1 and 2 of the AGIP by the time Phases 1 and 2 of the AGIP are complete. To compensate the company for a portion of the cost of such infrastructure work,, Alice Griffith Phase 1, L.P. (“AG Phase 1 Developer”) and Alice Griffith Phase 2, L.P. (“AG Phase 2 Developer”) issued to the Company notes totaling $8.1 million (“Supporting Infrastructure Payments”). The notes bear interest at 2.45% and are due 57 years from issuance. Pursuant to an agreement with the Agency, the Company intends to assign these notes to the Agency prior to the completion dates for AGIP Phase 1 and Phase 2.

•	The Supporting Infrastructure Payments by AG Phase 1 Developer and AG Phase 2 Developer are projected to be included in the basis of AGIP Phase 1 and AGIP Phase 2 for purposes of determining the tax credits that AG Phase 1 Developer and AG Phase 2 Developer are projected to receive for AG Phase 1 and AG Phase 2. Under the partnership agreements of AG Phase 1 Developer and AG Phase 2 Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for AGIP Phase 1 and/or AGIP Phase 2 are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the Company agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $3.0 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. The Agency has provided an indemnity to the Company for 38% of such loss.

Commitments and contingencies include obligations that are normal and usual to real estate developers. Management of the Company believes these matters will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

As a landowner and developer of commercial properties, there exists the possibility that environmental contamination conditions may exist that would require the Company to take corrective action. Management of the Company believes such costs will not materially affect the Company’s consolidated financial statements.

The Company carries comprehensive liability and property insurance on its properties with policy specifications, limits, and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses that may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose its investment, anticipated profits, and cash flows related to the property.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the consolidated financial statements were reissued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2015 that require adjustments to or disclosure in the Company’s consolidated financial statements.

On February 26, 2016, the loan closing for Phases 3A and 3B of the AGIP occurred. Phases 3A and 3B of AGIP include 93 replacement units and 29 new affordable units. In connection with this closing, the following occurred:

•	The Company agreed to complete the supporting infrastructure serving Phases 3A and 3B of the AGIP by the time Phases 3A and 3B of the AGIP are complete. To compensate the Company for a portion of the cost of such infrastructure work, Alice Griffith Phase 3A, L.P. (“AG Phase 3A Developer”) and Alice Griffith Phase 3B, L.P. (“AG Phase 3B Developer”) issued to the Company notes totaling $5.7 million. The notes bear interest at 2.75% and are due 57 years from issuance. Pursuant to an agreement with the Agency, the Company intends to assign these notes to the Agency prior to the completion dates for AGIP Phases 3A and 3B.

•	The Supporting Infrastructure Payments by AG Phase 3A Developer and AG Phase 3B Developer are projected to be included in the basis of AGIP Phase 3A and AGIP Phase 3B for purposes of determining the tax credits that AG Phase 3A Developer and AG Phase 3B Developer are projected to receive for AG Phase 3A and AG Phase3B. Under the partnership agreements of AG Phase 3A Developer and AG Phase 3B Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for AGIP Phase 3A and/or AGIP Phase 3B are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the Company agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $1.7 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. The Agency has provided an indemnity for up to 24% of such loss, subject to certain caps.

* * * * *

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(In Thousands)

	2016	2015
ASSETS
CASH	$32,575	$21,606
LAND HELD FOR DEVELOPMENT	504,775	473,561
OTHER ASSETS	7,680	8,350

TOTAL	$545,030	$503,517

LIABILITIES AND MEMBERS’ CAPITAL
LIABILITIES:
Accounts payable and other liabilities	$44,249	$39,611
Notes payable	360,669	331,331

Total liabilities	404,918	370,942
COMMITMENTS AND CONTINGENCIES (Note 6)
MEMBERS’ CAPITAL	140,112	132,575

TOTAL	$545,030	$503,517

See notes to unaudited condensed consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In thousands)

	2016	2015
REVENUES:
Home sales	$16,475	$—
Other	142	115

Total revenues	16,617	115

COSTS AND EXPENSES:
Cost of home sales	15,807	—
Field	142	269
Builder marketing	1,627	493
General and administrative	3,261	1,276

Total costs and expenses	20,837	2,038

NET LOSS	$(4,220)	$(1,923)

See notes to unaudited consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In Thousands)

	UST Lennar HW Scala SF Joint Venture	HPSCP Opportunities LP	Total
BALANCE—December 31, 2014	$48,748	$101,798	$150,546
Net loss	(1,322)	(601)	(1,923)

BALANCE—March 31, 2015	$47,426	$101,197	$148,623

BALANCE—December 31, 2015	$36,393	$96,182	$132,575
Contributions	8,083	3,674	11,757
Net loss	(2,901)	(1,319)	(4,220)

BALANCE—March 31, 2016	$41,575	$98,537	$140,112

See notes to unaudited condensed consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In Thousands)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,220)	$(1,923)
Adjustments to reconcile net loss to net cash used in operating activities—changes in operating assets and liabilities:
Other assets	670	2,729
Land held for development	(31,214)	(47,771)
Accounts payable and other liabilities	4,638	(1,875)

Net cash used in operating activities	(30,126)	(48,840)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	42,799	25,435
Note payable repayments	(13,461)	—
Contributions from members	11,757	—

Net cash provided by financing activities	41,095	25,435

NET INCREASE (DECREASE) IN CASH	10,969	(23,405)
CASH—Beginning of period	21,606	52,790

CASH—End of period	$32,575	$29,385

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to land held for development	$2,834	$1,433

See notes to unaudited condensed consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

The Shipyard Communities, LLC, a Delaware limited liability company, was formed on May 23, 2013, for the purpose of developing and selling multiphase, mixed-use properties located in San Francisco, California (the “Projects”). The Shipyard Communities, LLC and its subsidiaries are herein referred to as the “Company.”

UST Lennar HW Scala SF Joint Venture (“Lennar Member”) is the managing member of the Company, and HPSCP Opportunities, L.P. (“HPSCP”) is the non-managing member of the Company. The Company shall continue until dissolution pursuant to the amended and restated operating agreement entered into on May 31, 2013, as amended (the “Agreement”).

On May 23, 2013, the Company was formed by Lennar Member, which owned 100% of the Company’s interests. On May 30, 2013, HPSCP contributed $100 million in cash for a 25% ownership interest, while Lennar Member contributed all of its equity interests in HPS Development Co., LP and CP Development Co., LP to the Company at an agreed-upon value of $400.0 million, less a special distribution of $100.0 million, for a 75% ownership interest. HPSCP subsequently contributed $25.0 million in cash for an additional 6.25% ownership interest. Pursuant to the accounting principles generally accepted in the United States of America (“GAAP”), as the monetary assets are not at least one-half of the fair value of the total exchange for equity interests, there is no step-up in the basis of the contributed assets.

The members of the Company and their ownership interests as of March 31, 2016 and December 31, 2015 are as follows:

	2016	2015
Lennar Member	68.75%	68.75%
HPSCP	31.25	31.25

Total	100.00%	100.00%

The Company is the owner of 100% of the equity interests in the following consolidated subsidiaries as of March 31, 2016:

1	HPS Development Co., LP	16	HPS1 Block 48-2A, LLC
2	CP Development Co., LP	17	HPS1 Block 48-2B, LLC
3	HPS Vertical Development Co.-B, LP	18	HPS1 Block 48-3A, LLC
4	CP/HPS Development Co. GP, LLC	19	HPS1 Block 48-3B, LLC
5	CP/HPS Development Co.-C, LLC	20	HPS Vertical Development Co.-D/E, LLC
6	HPS1 Block 1, LLC	21	HPS Vertical Development Co., LLC
7	HPS1 Block 50, LLC	22	Candlestick Retail Member, LLC
8	HPS1 Block 51, LLC	23	AG Phase 1 SLP, LLC
9	HPS1 Block 52, LLC	24	AG Phase 2 SLP, LLC
10	HPS1 Block 53, LLC	25	The Shipyard Communities Retail Operator, LLC
11	HPS1 Block 54, LLC	26	AG Phase 3A SLP, LLC
12	HPS1 Block 55, LLC	27	AG Phase 3B SLP, LLC
13	HPS1 Block 56/57, LLC	28	CPHP Development, LLC
14	HPS1 Block 48-1A, LLC	29	CP Vertical Development Co. 1, LLC
15	HPS1 Block 48-1B, LLC

Allocations of profits and losses and cash distributions are made to the members in the priority defined in the Agreement. The Agreement provides that the Lennar Member is entitled to a preference return on Lennar preferred capital contributions, as defined in the Agreement. Lennar preferred capital contributions include all capital contributed by Lennar Member to the Company through such time pursuant to the Lennar commitment and in accordance with the terms of the Agreement. During the commitment period (ending the third anniversary after May 23, 2013), Lennar Member has committed to contribute an aggregate amount of up to $100.0 million in preferred capital contributions to the Company if additional capital is required in excess of available cash. This capital commitment decreases over time and as the Company obtains debt financing (excluding EB-5 loans and the $65.13 million note described in Note 4). As of December 31, 2015, the Company had obtained debt financing of $80.2 million that qualified to reduce the capital commitment and issued letters of credit of $11.5 million from a Lennar facility that qualified to reduce the capital commitment; therefore, the Lennar preferred capital commitment was $8.3 million as of December 31, 2015. As of March 31, 2016, the maximum debt financing was reduced to $66.7 million; therefore, the Lennar preferred capital commitment was increased to $21.8 million as of March 31, 2016.

Contribution and Sale Agreement

On May 2, 2016, the Company entered into a Second Amended and Restated Contribution and Sale Agreement, dated July 2, 2015 (the “Contribution and Sale Agreement”). The amendments to the Contribution and Sale Agreement, among other things, no longer conditioned the effective date of the Contribution and Sale Agreement with the completion of an initial public offering by Newhall Holding Company, LLC, renamed Five Point Holdings, LLC (“Five Point Holdings”) and the Contribution and Sale Agreement became effective on May 2, 2016. Pursuant to the Contribution and Sale Agreement: (1) the Company amended and restated the Agreement to, among other things, (a) convert the membership interests of the Lennar Member and HPSCP into 239,639,765 Class A Units allocated pro rata based on ownership, (b) appoint Newhall Intermediary Holding Company, LLC (the “Operating Company”), which is controlled by Five Point Holdings, as its manager, thereby effectively terminating the development management services previously provided by Lennar Member under the Agreement (Note 5), (c) allow for the Lennar Member and HPSCP to redeem, at the option of the Operating Company or Five Point Holdings, Class A Units for cash or for units of the Operating Company or for shares of Five Point Holdings; and (2) the Lennar Member contributed 2,396,398 Class A Units to the Operating Company, which Class A Units immediately converted into an equal number of Class B Units.

Separation and Distribution Agreement

The Company, the Lennar Member and HPSCP also entered into an Amended and Restated Separation and Distribution Agreement on May 2, 2016 with CPHP Development, LLC, the Company’s wholly owned subsidiary (the “Lennar-CL Venture”), in which prior to the effectiveness of the Contribution and Sale Agreement: (1) the Company contributed or transferred to the Lennar-CL Venture certain assets, and the Lennar-CL Venture assumed certain liabilities associated with the Project; (2) the Company distributed, pro rata, the equity interests in the Lennar-CL Venture to the Lennar Member and HPSCP; (3) the Lennar-CL Venture and the Company entered into purchase and sale agreement for the Lennar-CL Venture to acquire parcels within the Project that are entitled for approximately 390 for-sale home sites and approximately 334 multi-family home sites; (4) the Company will agree to reimburse the Lennar-CL Venture for a portion of the debt and interest assumed by the Lennar-CL Venture; (5) the Company or its affiliate will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point and will agree to reimburse the Lennar-CL Venture for all design and construction costs associated with the parking structure in excess of $240 million; and (6) prior to the distribution of equity interests in the Lennar-CL Venture, the Company will make a capital call on the Lennar Member and HPSCP in an aggregate amount equal to $120 million, which capital contribution shall be payable to the Company in four equal installments, with the first installment paid on May 2, 2016, the second paid on August 5, 2016, and the third on November 3, 2016 and the final installment payable within 270 days of the closing under the Contribution and Sale Agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2016 and 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2015.

Use of Estimates—The preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation—The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as detailed in Note 1 above. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash—As of March 31, 2016 and December 31, 2015, cash consisted entirely of demand deposits with a financial institution.

Concentration of Credit Risk—The Company has its cash on deposit with a high-quality financial institution. Accounts at this financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Revenue Recognition—Revenues from sales of homes are recognized when the sales are closed and title passes to the new homeowner, the new homeowner’s initial and continuing investment is adequate to demonstrate a commitment to pay for the home, the new homeowner’s receivable is not subject to future subordination and the Company does not have a substantial continuing involvement with the new home.

Land Held for Development—Land held for development consists of land, land improvements, and vertical construction costs (“Land Held for Development”) and is carried at the lower of cost or fair value, less cost to sell. Currently, there are two projects being developed by the Company, Hunters Point Shipyard Phase 1 (“Phase 1”) and Candlestick Point/Hunters Point Shipyard Phase 2 (“Phase 2”).

Phase 1—Phase 1 is a portion of a shipyard closed by the U.S. Navy in 1974, located on the western shore of San Francisco Bay, that will include both market rate and affordable residential for-sale and rental home sites. Phase 1 was approved by the City of San Francisco and the State of California during 2005, and on April 5, 2005, the project was originally transferred to a predecessor to the Lennar Member for $1, who subsequently contributed or sold the property to HPS Development Co., LP. The Disposition and Development Agreement for Phase 1 (“Phase 1 DDA”) of the project entitles the Office of Community Investment and Infrastructure, the Successor to the Redevelopment Agency of the City and County of San Francisco (the “Agency”), to receive reimbursement for its costs incurred in connection with the Phase 1 DDA and return of certain profits (as described in the Phase 1 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Phase 2—Phase 2 is located on the western shore of San Francisco Bay, and will include both market rate and affordable for-sale and rental housing, as well as office buildings and retail space. On October 29, 2010, CP Development Co., LP entered into a Disposition and Development Agreement (“Phase 2 DDA”) with the Agency for development of the project. The Agency will convey portions of the property owned or acquired by the Agency, as provided in the Phase 2 DDA, to the Company, which will be developed in phases. The Company will pay certain fixed annual fees to the Agency and will reimburse the Agency for reasonable costs and expenses actually incurred and paid by the Agency in performing its obligations under the Phase 2 DDA. The Agency can also earn a return of certain profits (as described in the Phase 2 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Capitalization of Costs—Costs related to the Projects that are incurred prior to the Company acquiring the Projects are capitalizable when the following conditions are met: (i) the costs are directly identifiable with the Projects and (ii) acquisition of the Projects or an option to acquire the Projects is probable. Preacquisition costs include due diligence costs that include legal expenses and planning and infrastructure design costs associated with the acquisition of the Projects. In addition, certain indirect costs, including property taxes, are capitalized during the development period. Construction overhead and selling expenses are expensed as incurred. As of March 31, 2016, both Phase 1 and Phase 2 are in the development period.

Impairment of Long-Lived Assets—The Company reviews Land Held for Development for impairment on an annual basis. Generally accepted accounting principles require that if the undiscounted future cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. The projected cash flows for each project are significantly affected by estimates related to market supply and demand, home site sizes, sales pace, sales prices, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials, and other factors related to each particular project.

The Company estimates the fair value of Land Held for Development, which is evaluated for impairment based on market conditions and assumptions made by management at the time Land Held for Development is evaluated, which may differ materially from actual results if market conditions or assumptions change. For example, further market deterioration or changes in assumptions may lead to the Company incurring impairment charges on land held for development not currently impaired, but for which indicators of impairment may arise if further market deterioration occurs.

As of March 31, 2016 and December 31, 2015, the Company believes there has been no impairment of the carrying value of Land Held for Development.

Fair Value of Financial Instruments—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, notes payable and accounts payable. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s notes payable was $358.1 million and $328.1 million as of March 31, 2016 and December 31, 2015, respectively, using Level 2 inputs. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Income Taxes—The Company is a limited liability company, which is not a taxable entity. For federal and state income tax reporting purposes, the members are responsible for reporting their share of the Company’s income or loss on their income tax returns. Accordingly, no provision for income taxes has been reflected in the unaudited condensed consolidated financial statements.

Accounting Standards Updates—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance, and is effective for public entities for interim and annual reporting periods beginning after December 15, 2018. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. Since the issuance of ASU No. 2014-09, the FASB has issued several additional ASUs that clarify or affect the guidance in ASU No. 2014-09. The effective dates and transition requirements are the same in each case as those for ASU No. 2014-09. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in auditing standards generally accepted in the United States of America. Specifically, the amendments in ASU No. 2014-15 (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the consolidated financial statements are issued (or available to be issued). The amendment is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements

In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are Under Common Control. ASU No. 2016-17 modifies the guidance in ASC 810 that was amended by ASU No. 2015-02. The guidance in ASU 2016-17 and ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2017. The adoption of ASU No. 2016-17 and ASU No. 2015-02 are not expected to have a material effect on the Company’s condensed consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts). ASU No. 2015-03 is effective for fiscal years beginning after December 15, 2016. The adoption of ASU No. 2015-03 is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU No. 2016-01 revises an entity’s accounting related to (i) the classification and measurement of investments in equity securities and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU No. 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. For all other entities, ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2018, with the option to early adopt the amendments as of the fiscal years beginning after December 15, 2017. Other than certain early application guidance in ASU No. 2016-01 related to (i) the presentation of fair value changes for financial liabilities measured under the fair value option and (ii) fair value disclosure requirements for entities that are not public business entities, early adoption by all entities before fiscal years beginning after December 15, 2017 is not permitted. The Company plans to adopt ASU No. 2016-01 by January 1, 2019 and is yet to determine the impact the adoption of ASU No. 2016-01 will have on its consolidated financial statements, if any.

3.	LAND HELD FOR DEVELOPMENT

Land Held for Development as of March 31, 2016 and December 31, 2015, included the following (in thousands):

	2016	2015
Phase I	$158,680	$155,940
Phase II	346,095	317,621

Total	$504,775	$473,561

4.	NOTES PAYABLE

Beginning in October 2013, certain subsidiaries of the Company began entering into loan agreements with lenders that are authorized by the United States Citizenship and Immigration Services to raise capital from foreign nationals who seek to obtain permanent residency in the United States under the EB-5 Program. The combined rate of interest and fees on these loans ranges from 4.0 – 4.75% and the maturity date is five years from the date the Company receives the funds. The EB-5 Series A and EB-5 Series B loans listed below are unsecured. The EB-5 Series C, EB-5 Series D/E and EB-5 Series F loans are secured by pledges of interests in the borrowing entity. The EB-5 loans restrict a borrowing entity from making distributions to its parent entity to the extent that doing so would cause the borrowing entity not to maintain a cash balance sufficient to pay all principal and interest due in the following nine months. A schedule of the borrowings is provided below:

Loan Agreement	Lender	Borrowing Entity	Interest Rate	Loan Origination Date	Maximum Loan Amount	Loan Balance 03/31/2016	Loan Balance 12/31/2015
Series A	Golden State
	Investment	HPS Development
	Fund I, LLC	Co. LP	4%	October 18, 2013	$27,000,000	$27,000,000	$27,000,000
Series B	Golden State	HPS Vertical
	Investment	Development
	Fund II, LLC	Co.-B, LP	4%	February 10, 2014	$50,000,000	$50,000,000	$50,000,000
Series C	Golden State	CP/HPS
	Investment	Development
	Fund III, LLC	Co.-C, LLC	4%	January 23, 2014	$96,000,000	$96,000,000	$95,500,000
Series D/E	SRBARC Fund 5, LLC	HPS Vertical Development Co.-D/E, LLC	4.0 - 4.5%	October 29, 2014	$99,000,000	$95,500,000	$57,750,000
Series F	3G Fund 6, LLC	CP Development Co., LP	4.5 - 4.75%	July 24, 2015	$15,500,000	$10,500,000	$5,950,000

					$287,500,000	$279,000,000	$236,200,000

On April 29, 2016, the Series F loan was amended, with the maximum loan amount reduced from $245,000,000 to $15,500,000. This change was made in connection with the Separation and Distribution Agreement described in Note 1.

On December 13, 2013, HPS1 Block 53, LLC and HPS1 Block 54, LLC entered into construction loan agreements with East West Bank. The maximum and outstanding principal balance of the Block 53 loan as of March 31, 2016 and December 31, 2015 is $11.9 million and $17.4 million, respectively. The maximum and outstanding principal balance of the Block 54 loan as of March 31, 2016 and December 31, 2015 is $4.7 million and $12.6 million, respectively. The interest rate is prime plus 2% per annum, with a floor of 5.0%, with a maturity date of December 13, 2018. At March 31, 2016, the interest rate was 5.5%. The construction loan is secured by the land held in HPS1 Block 53, LLC and HPS1 Block 54, LLC.

On May 7, 2015, HPSI Block 56/57, LLC entered into a construction loan with Bank of the Ozarks in the amount of $50.2 million. The loan has a balance at March 31, 2016 of one thousand dollars and bears interest at thirty day LIBOR plus 4.0% (with a minimum interest rate of 5.0%) and is due on May 7, 2018 with two one year extension options. In connection with the construction loan, the Company also signed a guaranty pursuant to which it is required to maintain $6.0 million of liquid assets and $50.0 million of net worth which was met as of March 31, 2016 and December 31, 2015.

Scheduled annual principal payments on the notes payable (excluding the $65.13 million loan agreement discussed below), as of March 31, 2016, are as follows (in thousands):

2016	$—
2017	—
2018	21,539
2019	137,450
2020	93,750
Thereafter	42,800

Total	$295,539

On November 13, 2014, CP Development Co., LP entered into a loan agreement with an affiliate of CAM Candlestick LLC, an unaffiliated third party, in the amount of $65.13 million, bearing interest at 360-day LIBOR plus 2.0% (3.22% at March 31, 2016). The balance of $65.13 million is included in notes payable as of March 31, 2016 and December 31, 2015, in the accompanying unaudited condensed consolidated financial statements.

Once CP Development Co., LP legally subdivides the specified retail center property, it will contribute the specified land to a joint venture formed between CAM Candlestick LLC and Candlestick Retail Member LLC (the “Joint Venture”). Concurrent with this contribution, CP Development Co., LP will issue performance bonds with the Joint Venture as the beneficiary to guarantee CP Development Co., LP’s obligation to complete the infrastructure serving the retail center and to construct a parking garage. Upon contribution of the $65.13 million loan and the specified land to the Joint Venture and issuance of the performance bonds, the $65.13 million loan will be canceled and converted to equity in the Joint Venture. The outside date for making this contribution is December 31, 2018.

If CP Development Co., LP is unable to get the municipal approvals for the planned infrastructure and parking garage as approved by the members, CAM Candlestick LLC has the right to terminate the Joint Venture, which would require repayment within 30 days of the note by CP Development Co., LP, including all accrued interest, as well as specified other costs incurred by the Joint Venture.

5.	RELATED-PARTY TRANSACTIONS

Lennar Member performs development management services for the Company. Lennar Member generally earns a fee equal to 3.5% of the aggregate expenditure, as defined in the Agreement. The aggregate expenditure includes all operating expenses, provided, however, that (i) all expenditures with respect to any public or private debt or equity financings, including reorganization or offering expenditures, shall not be included in operating expenses; (ii) amounts funded to reserves shall not constitute operating expenses; and (iii) gross revenue shall not include amounts withdrawn from the reserves and deposited into the Company’s operating accounts. During the three months ended March 31, 2016 and the year ended December 31, 2015, the total management fee paid was $0 and $6.9 million, respectively. Aggregate management fees earned since inception by the Lennar Member totaled $12.7 million as of March 31, 2016 and $11.2 million as of December 31, 2015. The difference of $2.4 million and $3.9 million between the cumulative amount paid to the Lennar Member and the amount earned as of March 31, 2016 and December 31, 2015, respectively, has been treated as prepaid management fees and included in Other Assets in the accompanying unaudited condensed consolidated financial statements. The management fee earned by the Lennar Member has been capitalized as Land Held for Development in the accompanying unaudited condensed consolidated financial statements.

The Company is a party to a cost sharing agreement related to costs incurred in connection with the Contribution and Sale Agreement discussed in Note 1. An affiliate of the Lennar Member is acting as administrative agent for all of the parties to the cost sharing agreement. For the quarter ended March 31, 2016, the Company has funded $0.8 million under the cost sharing agreement, of which $0.2 million is included in general and administrative expense in the accompanying unaudited condensed consolidated statement of operations and $0.6 million is included in other assets in the accompanying unaudited condensed consolidated balance sheet as of March 31, 2016. For the year ended December 31, 2015, the Company has funded $5.3 million under the cost sharing agreement, of which $5.0 million is included in general and administrative expense in the accompanying unaudited condensed consolidated statement of operations and $0.3 million is included in other assets in the accompanying unaudited condensed consolidated balance sheet as of December 31, 2015. The amounts included in other assets represent the Company’s portion of costs funded to the Lennar Member affiliate but not yet incurred by the Lennar Member affiliate.

6.	COMMITMENTS AND CONTINGENCIES

The Company is developing and constructing property in a jurisdiction in which community facility district bonds were issued by governmental entities to finance major infrastructure improvements. The Company is utilizing such bonds, with an availability of up to $34.5 million, to finance improvements in Phase 1. The bonds are collateralized by, and will be repaid through, an annual assessment against Phase 1. Following the sale of the property securing these bonds, the annual assessments will become the obligation of the subsequent owners.

As required by the Phase 1 DDA, the Company has given guarantees to the Agency in connection with the obligations of HPS Development Co., LP to the Agency related to Phase 1 and the obligations of CP Development Co., LP to the Agency related to Phase 2, each limited to a maximum of $5.0 million. Pursuant to the Phase 2 DDA, in April 2014 the Company provided the Agency with a guaranty of infrastructure obligations with a maximum obligation of $21.4 million and in March 2016 an additional guaranty of infrastructure obligations was made with a maximum obligation of $8.1 million. The Company has provided surety bonds for Phase 1 with an estimated maximum exposure of $22.2 million. The surety bonds have been guaranteed by the Company. The Company does not expect it will be required to make any payments under the surety bonds, and therefore, no related liabilities are included in the accompanying unaudited condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015.

On October 30, 2014, a bank issued a letter of credit (“LOC”) on behalf of the Company in the amount of $10.0 million. The beneficiary of the LOC is Bank of America and the LOC expires on October 30, 2016, with a one-year extension option. This LOC secures a future payment that the Company is obligated to make pursuant to the Subsidy, Development Restriction, and Release Agreement for Hunters Point Shipyard Phase 1 Block 49 between the Company and the affordable housing developer. The Company will be required to make the payment of $10.0 million in order to convert the Block 49 construction financing to permanent financing which is estimated to occur in January 2017.

On March 5, 2015, the loan closing for Phase 1 and Phase 2 of the Alice Griffith Improvement Project (“AGIP”) occurred. AGIP is comprised of 504 units, 256 of which will be replacement units for the existing Alice Griffith affordable residential project and 248 units will be new affordable housing to be constructed by the Agency. Phase 1 and Phase 2 of AGIP include 114 replacement units and 70 new affordable units. In connection with this closing, the following occurred:

•	The Company issued two LOC’s totaling $11.5 million which represent the Company’s share of cost overruns on the AGIP pursuant to the Phase 2 DDA. The LOC’s will expire no later than March 3, 2017. The Company will be obligated to make payments totaling $11.5 million in order to convert construction financing to permanent financing when Phases 1 and 2 of AGIP are completed by the third party affordable housing developer. The completion date for Phases 1 and 2 of AGIP is estimated to be January 2017.

•

The Company agreed to complete the supporting infrastructure serving Phases 1 and 2 of the AGIP by the time Phases 1 and 2 of the AGIP are complete. To compensate the company for a portion of the cost of such infrastructure work, Alice Griffith Phase 1, L.P. (“AG Phase 1 Developer”) and Alice Griffith Phase 2, L.P. (“AG Phase 2 Developer”) issued to the Company notes totaling $8.1 million

(“Supporting Infrastructure Payments”). The notes bear interest at 2.45% and are due 57 years from issuance. Pursuant to an agreement with the Agency, the Company intends to assign these notes to the Agency prior to the completion dates for AGIP Phase 1 and Phase 2.

•	The Supporting Infrastructure Payments by AG Phase 1 Developer and AG Phase 2 Developer are projected to be included in the basis of AGIP Phase 1 and AGIP Phase 2 for purposes of determining the tax credits that AG Phase 1 Developer and AG Phase 2 Developer are projected to receive for AG Phase 1 and AG Phase 2. Under the partnership agreements of AG Phase 1 Developer and AG Phase 2 Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for AGIP Phase 1 and/or AGIP Phase 2 are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the Company agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $3.0 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. The Agency has provided an indemnity to the Company for 38% of such loss. The Company does not expect it will be required to make any payments under the indemnity, and therefore, no related liabilities are included in the accompanying unaudited condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015.

On February 26, 2016, the loan closing for Phases 3A and 3B of the AGIP occurred. Phases 3A and 3B of AGIP include 93 replacement units and 29 new affordable units. In connection with this closing, the following occurred:

•	The company agreed to complete the supporting infrastructure serving Phases 3A and 3B of the AGIP by the time Phases 3A and 3B of the AGIP are complete. To compensate the Company for a portion of the cost of such infrastructure work, Alice Griffith Phase 3A, L.P. (“AG Phase 3A Developer”) and Alice Griffith Phase 3B, L.P. (“AG Phase 3 B Developer”) issued to the Company notes totaling $5.7 million. The notes bear interest at 2.75% and are due 57 years from issuance. Pursuant to an agreement with the Agency, the Company intends to assign these notes to the Agency prior to the completion dates for the AGIP Phases 3A and 3B.

•	The Supporting Infrastructure Payments by AG Phase 3A Developer and AG Phase 3B Developer are projected to be included in the basis of AGIP Phase 3A and AGIP Phase 3B for purposes of determining the tax credits that AG Phase 3A Developer and AG Phase 3B Developer are projected to receive for AG Phase 3A and AG Phase 3B. Under the partnership agreements of AG Phase 3A Developer and AG Phase 3B Developer, the general partners of such partnerships (and their principals) are required to make certain payments to the tax credit investors in the partnerships if the tax credits for AGIP Phase 3A and/or AGIP Phase 3 are not allocated to the tax credit investor, are recaptured or, in certain circumstances, are less than projected. In connection with these agreements, the Company agreed to indemnify these general partners and their principals for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Although the potential cost of this indemnity cannot be calculated precisely, it is estimated to be a maximum of $1.7 million based on the transaction’s tax credit equity valuation and tax credit recapture rules. The Agency has provided an indemnity for up to 24% of such loss, subject to certain caps. The company does not expect it will be required to make any payments under the indemnity, and therefore, no related liabilities are included in the accompanying unaudited condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015.

Commitments and contingencies include obligations that are normal and usual to real estate developers. Management of the Company believes these matters will not have a material adverse effect on the unaudited condensed consolidated financial position, results of operations, or cash flows of the Company.

As a landowner and developer of commercial properties, there exists the possibility that environmental contamination conditions may exist that would require the Company to take corrective action. Management of the Company believes such costs will not materially affect the Company’s unaudited condensed consolidated financial statements.

The Company carries comprehensive liability and property insurance on its properties with policy specifications, limits, and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses that may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose its investment, anticipated profits, and cash flows related to the property.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the unaudited condensed consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to March 31, 2016 that require adjustments to or disclosure in the Company’s unaudited condensed consolidated financial statements.

* * * * *

INDEPENDENT AUDITORS’ REPORT

To the Members of

Heritage Fields LLC

Aliso Viejo, California

We have audited the accompanying consolidated financial statements of Heritage Fields LLC, a Delaware limited liability company, and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

February 29, 2016

(December 21, 2016 as to the disclosure of the Contribution and Sale Agreement in Note 1)

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
ASSETS
INVENTORIES	$1,085,463	$1,293,685
NOTE AND INTEREST RECEIVABLE FROM RELATED PARTY	322,145	—
CASH	8,863	104,369
RECEIVABLES AND DEFERRED COSTS—Net	19,924	13,751

TOTAL	$1,436,395	$1,411,805

LIABILITIES AND MEMBERS’ CAPITAL
LIABILITIES:
Mortgage note payable and other debt	$9,887	$117,212
Accrued interest	—	3,593
Payable to City of Irvine	29,542	37,645
Deferred land sales revenue	12,011	60,571
Accounts payable and other liabilities	73,923	59,325

Total liabilities	125,363	278,346
COMMITMENTS AND CONTINGENCIES (Note 7)
MEMBERS’ CAPITAL	1,311,032	1,133,459

TOTAL	$1,436,395	$1,411,805

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
LAND SALE REVENUES	$724,025	$387,485

COSTS AND EXPENSES:
Land sales	464,788	246,928
Management fee	3,250	3,250
Selling, general and administrative	30,960	18,154

Total costs and expenses	498,998	268,332
INTEREST INCOME ON RELATED PARTY NOTE RECEIVABLE	2,145	—
GAIN ON EXTINGUISHMENT OF OTHER DEBT	46,400	—

NET INCOME	$273,572	$119,153

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

MEMBERS’ CAPITAL—January 1, 2014	$1,006,117
Net income (loss)	119,153
Cash contributions	8,189
Transfer of interest	—

MEMBERS’ CAPITAL—December 31, 2014	1,133,459
Net income	273,572
Cash contributions	3,100
Cash distributions	(99,099)

MEMBERS’ CAPITAL—December 31, 2015	$1,311,032

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$273,572	$119,153
Adjustments to reconcile net income to net cash provided by operating activities:
Cost of land sales	464,788	246,928
Gain on extinguishment of debt	(46,400)	—
Changes in operating assets and liabilities:
Inventories	(256,566)	(156,557)
Note and interest receivable from related party	(322,145)	—
Receivables and deferred costs	(6,173)	(1,535)
Accounts payable and other liabilities	14,598	18,713
Deferred land sales revenue	(48,560)	60,571
Accrued interest	(3,593)	(1,640)
Payable to City of Irvine	(8,103)	(7,945)

Net cash provided by operating activities	61,418	277,688

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from members	3,100	8,189
Distributions to members	(99,099)	—
Principal repayments on base loan facility	—	(142,740)
Repayments on revolving loan facility	(67,101)	(185,786)
Borrowings on revolving loan facility	67,101	135,586
Other debt payments	(60,925)	—

Net cash used in financing activities	(156,924)	(184,751)

NET (DECREASE) INCREASE IN CASH	(95,506)	92,937
CASH—Beginning of year	104,369	11,432

CASH—End of year	$8,863	$104,369

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to inventories	$83,235	$18,417

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES—Amortization of Base Loan discount capitalized to inventories	$—	$2,412

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Heritage Fields LLC, a Delaware limited liability company (the “Company”), was formed on January 20, 2005. On July 12, 2005, the Company purchased property that was the site of the former Marine Corps Air Station, El Toro from the United States Department of the Navy (“Navy”), located in Irvine, California (the “Property”). Prior to December 26, 2010, the Company was the sole member of Heritage Fields El Toro, LLC, a Delaware limited liability company (“HF El Toro”). HF El Toro was formed on November 16, 2005, for the purpose of developing and selling homesites and certain commercial sites in a mixed-use and residential community located on the Company’s Property (the “Project”). On December 22, 2005, the Company conveyed its rights, title, and interests in the Property to HF El Toro at the Company’s original cost.

On December 13, 2010, the Company formed Heritage Fields El Toro Sole Member LLC, a Delaware limited liability company (the “Mezzanine Subsidiary”), as a wholly owned direct subsidiary of the Company, and effective as of December 26, 2010, contributed to the Mezzanine Subsidiary 100% of the membership interest in HF El Toro in exchange for 100% of the membership interest in the Mezzanine Subsidiary, making the Mezzanine Subsidiary the sole member of HF El Toro.

The members and their respective interests in the Company as of December 31, 2015, are (i) Heritage Fields Capital Co-investor Member, LLC, a Delaware limited liability company, 37.5%, (ii) Lennar Heritage Fields, LLC, a California limited liability company (“Lennar HF”), 25.0%, (iii) LNR HF II, LLC, a California limited liability company (“LNR HF”), 12.5%, (iv) MSD Heritage Fields, LLC, a Delaware limited liability company (“MSD”), 12.5%, and (v) FPC-HF Venture I, LLC, a Delaware limited liability company (“FPC-HF”), 12.5% (collectively the “El Toro Investors”). Effective September 1, 2014, Rockpoint Land Investments HF, LLC, a Delaware limited liability company, ceased to be a member of the Company after selling its entire 12.5% interest to FPC-HF.

Subsequent to December 31, 2015, the Company closed land sale transactions collecting gross proceeds of $66.5 million and was under contract for additional land sale transactions for cash consideration of $144.9 million (including sales transactions with related parties), of which $8.6 million in non-refundable deposits have been received. All but $6.2 million of the consideration for these additional land sales is expected to be received in March 2016.

Contribution and Sale Agreement

The El Toro Investors entered into the Amended and Restated Contribution and Sale Agreement, dated July 2, 2015, and amended and restated as of May 2, 2016 (the “Contribution and Sale Agreement”) in which the El Toro Investors consented to: (i) the Company amending and restating its operating agreement to, among other things, convert the membership interest in the Company into two classes of interests, Percentage Interests and Legacy Interests; (ii) an affiliate of Lennar HF (“Lennar”) (prior to May 2, 2016, Lennar HF transferred its interest to an affiliate under common control) and FPC-HF agreeing to contribute all of their Percentage Interests in the Company (but not their Legacy Interests) to Newhall Intermediary Holding Company, LLC (which was renamed Five Point Operating Company, LLC, the “Operating Company”), which is controlled by Newhall Holding Company, LLC (which was renamed Five Point Holdings, LLC, “Five Point Holdings”); (iii) admitting Five Point Heritage Fields, LLC, a Delaware limited liability company, a wholly owned subsidiary of the Operating Company (“Five Point HF”) as the administrative member of the Company; (iv) the Company amending and restating the development management agreement. The amendment to the Contribution and Sale Agreement no longer conditioned the effective date of the Contribution and Sale Agreement with an initial public offering by Five Point Holdings. The Contribution and Sale Agreement closed on May 2, 2016.

After giving effect to the amended and restated limited liability agreement, which became effective on May 2, 2016, the issued and outstanding membership interests of the Company were as follows:

	Percentage Interest	Legacy Interest
Co-investor	37.5%	37.5%
LNR HF	12.5%	12.5%
MSD	12.5%	12.5%
Lennar	0%	25%
FPC-HF	0%	12.5%
Five Point HF	37.5%	0%

The Company is now managed by an Executive Committee comprised of representatives appointed by only the holders of Percentage Interests. The holders of Legacy Interests are entitled to receive priority distributions in an aggregate amount equal to $476 million and up to an additional $89 million from subsequent distributions based on the performance of the Company, as described in the operating agreement. The holders of the Percentage Interests will receive all other distributions. After the cumulative distributions to the holders of Legacy Interests has reached $565 million, the Legacy Interest will no longer be deemed outstanding.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and all of its direct and indirect wholly-owned subsidiaries’ accounts. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk—In October 2015, the Company sold 840 homesites to one related party customer. A portion of the sales price was delivered in the form of a $320.0 million promissory note. The note and accrued interest is secured by (among other things) a deed of trust encumbering the property sold to the related party customer (see Note 6).

Inventories—Inventories are stated at cost, unless they are determined to be impaired, in which case the impaired inventories are written down to fair value. Inventories include land, land development costs, real estate taxes, and interest related to development. Included in land development costs are costs to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewer, and roads; and site costs such as grading and amenities to bring the land to a finished state. Certain land development costs are reimbursable through development or other agreements with City of Irvine (the “City”) or other agencies and offset inventory costs when received. Construction overhead and selling expenses are expensed as incurred.

Inventories are reviewed for potential impairment when events or changes in circumstances indicate that the carrying value of the inventory may not be recoverable. Impairment indicators for the Project include, but are not limited to significant increases in land development costs, significant decreases in pace and pricing of home sales within the Project and surrounding areas, and political and societal events that may negatively impact the local economy.

Deferred Costs—Deferred costs consist primarily of prepaid insurance premiums and loan origination and modification fees. Prepaid insurance premiums are amortized using the straight-line method over the policy term. Loan origination and modification fees are amortized using the effective interest method or a method that approximates the effective interest method over the terms of financing arrangements. Amortization of loan origination and modification fees was $3.7 million for the year ended December 31, 2014, all of which was capitalized to inventories in the accompanying consolidated balance sheet. Loan origination and modification fees were fully amortized as of December 31, 2014. As of December 31, 2015 and 2014, deferred costs, net of accumulated amortization, was $5.4 million and $6.9 million, respectively.

Note and Interest Receivables—Note receivables include a promissory note related to a 2015 land sale with a related party homebuilding joint venture. A member of the homebuilding joint venture is an affiliate of Lennar HF (see Note 6). The Company also holds a note with a third party builder that is constructing affordable apartments on the Project. The note bears interest at 1.0% and had a principal and accrued interest balance of $6.9 million and $6.8 million at December 31, 2015 and 2014, respectively, and is included in receivables and deferred costs—net in the accompanying consolidated balance sheets. Repayments are determined based on (among other things) operational results of the apartments, with an outside maturity date of May 2071. Note receivables are reflected at principal and accrued interest amounts due, net of an allowance for credit losses, if any. Interest payments are accrued in the period earned based on the stated interest rate and the outstanding principal balance, less any interest discounts stipulated by the note. The Company monitors the payment provisions of each note when determining past due or delinquency status. Additionally, the Company evaluates the carrying value of note and interest receivables at each reporting date to determine the need for an allowance for credit losses. There were no credit losses in the years ended December 31, 2015 and 2014.

Revenue Recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectability of any receivables is reasonably assured. Generally, the Company’s land sale agreements contain provisions that provide the Company the option to repurchase the land in the event the buyer does not comply with certain development obligations or attempts to violate transfer restrictions in the agreement. The Company believes the probability of non-compliance or violation of transfer restrictions is remote, given the potential economic loss the buyers may incur. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total project costs can include direct costs to complete development on the sold property in addition to indirect cost and reimbursement allocations for certain infrastructure and amenities that benefit the property. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

The Company’s purchase and sale agreements may contain an additional purchase price provision whereby the Company may receive from the homebuilder purchaser a portion of their overall project profitability after the homebuilder has received an agreed upon return (profit participation). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues or income and has no financial obligation to the homebuilder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected or is reasonably assured of collection. The Company will defer revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and to include in land sale revenues in the consolidated statements of income. Profit participation revenue of $18.6 million was recognized for the year ended December 31, 2015. No profit participation revenue was recognized for the year ended December 31, 2014. Included in deferred land sale revenues on the accompanying consolidated balance sheets as of December 31, 2015 and 2014 is $0 million and $8.9 million, respectively, in profit participation payments received and deferred by the Company.

Additionally, purchase and sale agreements may contain a requirement for homebuilder purchasers to pay a marketing fee per residence sold and is calculated as 1% of a defined homebuilder’s residence selling price. Marketing fees are recognized as revenue when collected from homebuilders. For the years ended December 31, 2015 and 2014, marketing fee revenue of $2.2 million and $5.9 million, respectively, was included in land sale revenues in the accompanying consolidated statements of income.

Cost of land sales are allocated to residential homesites and commercial sites within the Project using the relative sales value method. Since this method requires the Company to estimate future development costs and expected revenue for the entire Project, the profit margin on subsequent land sales will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total development costs of the project. Accordingly, these estimates are reviewed regularly and revised for changes in actual experience, changes in revenue and cost estimates and changes in development plans. Additionally, interest and real estate taxes incurred in future periods that are eligible to be capitalized to inventories will affect future profit margins.

Transaction and Organization Costs—In connection with the Contribution and Sale Agreement described in Note 1, the Company has incurred $4.6 million during the year ended December 31, 2015 in transaction and organizational costs that are included in selling, general and administrative expenses in the accompanying consolidated statement of income.

Fair Value Measurements—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, receivables, mortgage note payable and other debt, accrued interest, and accounts payable and certain amounts payable to the City. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s mortgage note payable and other debt and accrued interest was $80.8 million and $175.5 million as of December 31, 2015 and 2014, respectively, using Level 2 inputs. Amounts payable to the City (see Note 4) are carried at a discount based on the present value of the future contractual cash flows, as such, the carrying value approximates fair value. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Income Taxes—The consolidated financial statements contain no provision for income taxes since the income or loss of the Company flows through to the members who are responsible for including their share of the taxable results of operations on their respective tax returns.

Accounting Standards Updates—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2017 for public business entities with early application permitted only as of interim and annual reporting periods beginning after December 15, 2016. All other entities are required to adopt ASU 2016-01 for annual reporting periods beginning after December 15, 2018, with early application permitted for annual periods beginning after December 15, 2017. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments in this ASU (i) provide a definition of the term substantial doubt, (ii) require an evaluation every reporting period including interim periods, (iii) provide principles for considering the mitigating effect of management’s plans, (iv) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (v) require an express statement and other disclosures when substantial doubt is not alleviated, and (vi) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for annual reporting periods ending on or after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016 for all entities. The Company does not expect that the adoption of this standard for the annual reporting period ending December 31, 2016 and interim and annual periods thereafter will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, ASU No. 2015-02 is effective for fiscal years beginning after December 15, 2016. Early adoption for all entities is permitted. The Company adopted the amendments of ASU No. 2015-02 on January 1, 2016 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU No. 2016-01 revises an entity’s accounting related to (i) the classification and measurement of investments in equity securities and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU No. 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. For all other entities, ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2018, with the option to early adopt the amendments as of the fiscal years beginning after December 15, 2017. Other than certain early application guidance in ASU No. 2016-01 related to (i) the presentation of fair value changes for financial liabilities measured under the fair value option and (ii) fair value disclosure requirements for entities that are not public business entities, early adoption by all entities before fiscal years beginning after December 15, 2017 is not permitted. The Company plans to adopt ASU No. 2016-01 on January 1, 2018 and is yet to determine the impact the adoption of ASU No. 2016-01 will have on its consolidated financial statements, if any.

3.	MORTGAGE NOTE PAYABLE AND OTHER DEBT

A summary of the Company’s mortgage note payable and other debt balances as of December 31, 2015 and 2014, is as follows (in thousands):

	2015	2014
State Street Bank Additional Interest	$—	$5,165
PCCP Cash Flow Participation	9,887	12,047
LBHI Cash Flow Participation	—	100,000

	$9,887	$117,212

On December 29, 2010, (the “Effective Date”), HF El Toro, its third party lender, State Street Bank and Trust Company (“State Street Bank”), PCCP, LLC (“PCCP”), and Lehman Brothers Holdings, Inc. and certain affiliates (“LBHI”), engaged in a series of transfers, payoffs, and pay downs as set forth in certain settlement agreements (the “Settlement Agreements”), the effect of which transferred all interests in HF El Toro’s then outstanding loan (“Original Loan”) to State Street Bank and provided certain unsecured interests or options for certain unsecured interests in HF El Toro’s future cash flow (“Cash Flow Participations”) to PCCP and to LBHI.

On the Effective Date, and concurrent with the execution of the Settlement Agreements, State Street Bank and HF El Toro restructured the Original Loan and entered into a Third Amended and Restated Loan Agreement and amended promissory note (the “Restructured Loan Agreement”). The Restructured Loan Agreement was comprised of a fully advanced base loan (the “Base Loan”) with an initial outstanding balance of $210.0 million and $180.0 million revolving lending facility (the “Revolving Loan Facility”). The Restructured Loan Agreement also included an additional interest clause (“Additional Interest”) that was contingent upon the future performance of HF El Toro.

The Company determined that the transfer of all interests in the Original Loan to State Street Bank, the State Street Bank Additional Interest, and PCCP Cash Flow Participation were new debt instruments and in accordance with FASB Accounting Standards Codification (“ASC”) 470-50, Modifications and Extinguishments, recorded each of them at their fair value on the Effective Date. The fair values were estimated using a discounted cash flow analysis with discount rates ranging from 7.85% to 25%. When assessing the Cash Flow Participations granted to LBHI, the Company applied ASC 470-60, Troubled Debt Restructurings by Debtors. At the Effective Date, the Company recorded the LBHI Cash Flow Participation at the maximum defined amount of $100.0 million as a liability related to the restructured mortgage loan.

At December 31, 2014, the Company had no amounts outstanding under both the Base Loan and the Revolving Loan Facility. The interest rate on the Revolving Loan Facility was 5.19% at December 31, 2014.

On July 9, 2015, HF El Toro gave notice to State Street Bank that it intended to prepay the Restructured Loan Agreement in full, including the Additional Interest obligation. On September 23, 2015, HF El Toro and State Street Bank mutually agreed that the total prepayment amount of the Additional Interest obligation would be $81.5 million. On October 6, 2015 all outstanding principal and accrued interest balances, including the Additional Interest obligation was repaid to State Street Bank. The portion of the Additional Interest obligation in excess of the $5.2 million recorded on the Effective Date, or $76.3 million, was capitalized to inventory as interest.

On June 9, 2015 the Company entered into an assignment and assumption agreement with LBHI in which LBHI sold to the Company its Cash Flow Participation agreement with HF El Toro for $53.6 million. Included in the accompanying consolidated statement of income for the year ended December 31, 2015 is a gain of $46.4 million related to the extinguishment of the obligation to LBHI.

Under the terms of the PCCP Cash Flow Participation, 4.66% of capital distributions made by HF El Toro are due to PCCP. During the year ended December 31, 2015, HF El Toro made Cash Flow Participation payments to PCCP totaling $8.6 million, of which $6.5 million represented interest.

Total mortgage note and other debt interest incurred was $79.6 million and $16.8 million for the years ended December 31, 2015 and 2014, respectively, which was capitalized to inventories in the accompanying consolidated balance sheets.

4.	PAYABLE TO CITY OF IRVINE

A summary of amounts payable to the City as of December 31, 2015 and 2014, is as follows (in thousands):

	2015	2014
Public benefit fee	$4,860	$5,651
Authorized park expenditures	6,110	13,852
ALA II/Marine Way memorandum of understanding payments to the City	18,572	18,142

	$29,542	$37,645

On September 8, 2009, the Irvine City Council approved an Amended and Restated Development Agreement (the “ARDA”) between HF El Toro and the City (on behalf of itself and now as successor agency to the dissolved Irvine Redevelopment Agency, which Irvine Redevelopment Agency was an original party to the ARDA). The ARDA became effective on December 27, 2010 and obligated the Company to construct certain defined public infrastructure improvements (i.e., joint backbone improvements) in and around the Project. The Company will have the right to reimbursement for a portion of the public infrastructure improvement costs from the City of Irvine Community Facilities District No. 2013-3 (“CFD”). The CFD is supported by special taxes levied on landowners within the improvement areas of the CFD. The CFD will also fund certain improvements, operations and maintenance costs of the Orange County Great Park (the “Park”). The Company, as a landowner within the improvement areas will be subject to the special taxes.

The ARDA also includes a public benefit fee that obligates HF El Toro to pay defined monthly amounts to the City which commenced January 2011 and concluding December 2019. In aggregate, these payments total $9.0 million. As of December 31, 2015 and 2014, the Company estimated the present value of the liability to be $4.9 million and $5.7 million, respectively. Payments totaling $1.2 million were made to the City in each 2015 and 2014, and amortization expense, all of which was capitalized to inventories, totaled $0.4 million and $0.5 million in 2015 and 2014, respectively.

Effective September 13, 2011, HF El Toro and the City entered into an adjacent landowner agreement (“ALA”) in which HF El Toro and the City mutually agreed to address certain matters in connection with the Project’s development and the Park. Pursuant to the ALA, HF El Toro agreed to pay to the City an aggregate $40.5 million for authorized Park expenditures subject to the terms set forth in the ALA with the final payment due December 30, 2016. As of December 31, 2015 and 2014, the Company estimated the present value of the liability to be $6.1 million and $13.9 million, respectively. Payments totaling $8.9 million and $9.3 million were made to the City in 2015 and 2014, respectively, and amortization expense, all of which was capitalized to inventories, totaled $1.1 million and $1.7 million in 2015 and 2014, respectively.

On November 26, 2013, HF El Toro and the City entered into a second adjacent landowner agreement (“ALA II”) in which HF El Toro committed to construct or cause the construction of a portion of the Park (the “Great Park Improvements”), which otherwise would have been an obligation of the City to construct under the terms of the ARDA. The ALA II stipulated that HF El Toro’s aggregate investment in the Great Park Improvements would total a minimum of $172.0 million. In addition to the Great Park Improvements, the ALA II and a memorandum of understanding regarding funding of Marine Way (“MOU”) improvements committed HF El Toro to perform on certain other defined items in the amount of $19.5 million as well as it committed HF El Toro to make $20.0 million of certain direct payments to the City over time. As of December 31, 2015 and 2014, the Company estimated the present value of the direct payments to be $18.6 million and $18.1 million, respectively. No payments were made to the City under the ALA II and MOU during 2015 and 2014. Amortization expense, all of which was capitalized to inventories, totaled $0.4 million during each 2015 and 2014. As also defined in the agreements, HF El Toro will have the right to receive up to an additional $40.0 million in CFD reimbursements for public infrastructure components of the Great Park Improvements.

The following table sets forth future annual payments to the City as required per all of the above described agreements in which payment commitments are fixed and determinable as of December 31, 2015 (in thousands):

Year Ending:	Amount
2016	$9,050
2017	2,750
2018	12,750
2019	2,750
2020	1,250
Thereafter	3,750

Total future annual payments	$32,300

5.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of December 31, 2015 and 2014, consisted of the following (in thousands):

	2015	2014
Accounts payable	$13,768	$20,980
Other liabilities:
Accrued liabilities	33,535	21,890
Accrued liabilities—related party (Note 6)	5,350	4,535
Development obligations	21,270	11,920

Total accounts payable and other liabilities	$73,923	$59,325

6.	RELATED PARTY TRANSACTIONS

HF El Toro and Five Point Communities Management, Inc., as nominee for the benefit of Five Point Communities, LP (“Five Point”), are parties to a development management agreement (“DMA”) in which Five Point has been engaged to manage the development of the Project and to generally supervise the day-to-day affairs of the Project. Five Point is an affiliate of a member of FPC-HF and also an affiliate of Lennar HF. The initial term of the DMA commenced on December 29, 2010, and is for eight years, ending on December 31, 2018. Under the terms of the DMA, Five Point is entitled to a fixed annual management fee and general and administrative expense reimbursements. For each of the years ended December 31, 2015 and 2014, the annual management fee was $3.3 million. The annual management fee for the remaining initial term of the DMA is adjusted for changes in a specified consumer price index. The DMA also contains provisions for other incentive compensation arrangements for Five Point based on entitlement goals and the Company’s financial performance. To the extent achieved, these incentive compensation arrangements may be significant. At the mutual agreement of the Company and Five Point, the DMA provides for two renewal terms of three years each. The annual management fee for each renewal period is to be agreed upon by the Company and Five Point prior to each renewal period.

Included in selling, general and administrative costs and expenses in the accompanying consolidated statements of income for the years ended December 31, 2015 and 2014 are $11.4 million and $10.1 million, respectively, for general and administrative expenses incurred by Five Point on behalf of the Company that are reimbursable under the DMA. General and administrative expense reimbursements are settled in cash on a monthly basis, typically one to two months in arrears. Management fees and incentive payments are settled in cash in accordance with the terms of the DMA. As of December 31, 2015 and 2014, $5.4 million and $4.5 million, respectively, was due Five Point for general and administrative expense reimbursements which is included accounts payable and other liabilities in the accompanying consolidated balance sheets.

The Company’s members are a party to a cost sharing agreement related to costs incurred in connection with the Contribution and Sale Agreement discussed in Note 1. Five Point is acting as administrative agent for all the parties to the cost sharing agreement. For the year ended December 31, 2015, the Company’s members have funded $4.6 million under the cost sharing agreement, however, per the cost sharing agreement, the initial $1.5 million in funding was allocated to the Company’s Members by pro rata membership interests, while funding in excess of the first $1.5 million is the responsibility of only Lennar HF and FPC-HF. Since the costs incurred under the cost sharing agreement are related to completing the Contribution and Sale Agreement, the Company reflects the incurred costs as organization and transaction costs (see Note 2). For the year ended December 31, 2015, Lennar HF and FPC-HF made, in substance, capital contributions to the Company totaling $3.1 million to fund the excess incurred costs. Additionally, expenses incurred in excess of the first $1.5 million are specially allocated to Lennar HF and FPC-HF.

In January 2014, an individual who is an affiliate of certain entities that have pre-existing consulting agreements with the Company became employed by Five Point in a management position. During the period of employment, the Company paid $1.1 million to these entities pursuant to the payment terms of the pre-existing consulting agreements. As of December 31, 2014, the individual was not employed by Five Point.

Effective June 30, 2013, HF El Toro terminated its commercial development sub-management agreement (“Sub-MA”) with LNR HF. Under the terms of the Sub-MA, LNR HF is vested in certain incentive compensation provisions and may receive payments, if the Company meets certain future financial performance thresholds.

In the normal course of business, the Company may enter into purchase and sale agreements, development agreements or other contracts with the members or affiliates of members. In such situations, only the unaffiliated members of the Company shall have the right to approve such arrangements.

On October 6, 2015, HF El Toro sold 840 homesites in an area of the Project referred to as Development Area 7 to a joint venture (“D7 Buyer”), in which an affiliate of Lennar HF owns 50%. A portion of the sales price was delivered in the form of a $320.0 million promissory note (“D7 Note”) issued by the D7 Buyer to

HF El Toro. Interest accrues at an annual interest rate equal to the thirty-day London Interbank Market offered rate plus 5%. The D7 Note provides that until such time as Lennar HF receives distributions totaling $52.0 million associated with certain parcel sales and other specified revenue sources (“Distribution Offset”), accrued interest is subject to an interest offset of 15% per annum of the outstanding balance of the Distribution Offset. As of December 31, 2015, the outstanding balance of the Distribution Offset was $52.0 million. The outstanding principal and accrued interest on the D7 Note is due on December 1, 2016 and is secured by (among other things) the property sold to the D7 Buyer. The D7 Buyer can make prepayments in full or part prior to the maturity date. Additionally, the D7 Note originally provided that certain distributions the Company may make to Lennar HF or that an affiliate of Lennar HF may receive through distributions it receives as an owner of Five Point before the maturity date shall be returned to HF El Toro as mandatory pay downs on the D7 Note. In January 2016, HF El Toro entered into a loan modification agreement in which, unless in the event of default, any such distributions made to Lennar HF (or its affiliate) are no longer required to pay down the D7 Note. The loan modification agreement is conditioned upon the closing of two of the three purchase and sale agreements that came under contract subsequent to December 31, 2015 with an affiliate of Lennar HF (see Note 1) and the payment of a $6.0 million modification fee.

Land sale revenues recognized from related party transactions and included in the accompanying consolidated statements of income during the years ended December 31, 2015 and 2014 are as follows (in thousands):

	2015	2014
Land sales	$472,000	$139,565
Profit participation	1,016	2,340
Marketing fees	618	1,501
Change in deferred revenues	17,790	(17,790)

Related party land sale revenues	$491,424	$125,616

7.	COMMITMENTS AND CONTINGENCIES

In the routine conduct of its business, the Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $86.2 million and $51.3 million as of December 31, 2015 and 2014, respectively.

The Company may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. The Company believes, the disposition of these other matters would not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

As a significant landowner, developer, and holder of commercial properties, there exists the possibility that environmental contamination conditions exist that would require the Company to take corrective action. The Company believes any potential costs will not materially affect its consolidated financial statements.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the consolidated financial statements were reissued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2015 that require adjustments to or disclosure in the Company’s consolidated financial statements.

* * * * * *

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(In thousands)

	March 31, 2016	December 31, 2015
ASSETS
INVENTORIES	$996,618	$1,085,463
NOTE AND INTEREST RECEIVABLE FROM RELATED PARTY	319,155	322,145
CASH	181,616	8,863
RECEIVABLES AND DEFERRED COSTS—Net	20,072	19,924

TOTAL	$1,517,461	$1,436,395

LIABILITIES AND MEMBERS’ CAPITAL
LIABILITIES:
Debt	$9,887	$9,887
Payable to City of Irvine	29,556	29,542
Deferred land sales revenue	29,785	12,011
Accounts payable and other liabilities	69,844	73,923

Total liabilities	139,072	125,363
COMMITMENTS AND CONTINGENCIES (Note 7)
MEMBERS’ CAPITAL	1,378,389	1,311,032

TOTAL	$1,517,461	$1,436,395

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In thousands)

	2016	2015
LAND SALE REVENUES	$205,186	$144,759

COSTS AND EXPENSES:
Land sales	136,144	95,422
Management fee	825	813
Selling, general and administrative	4,774	3,850

Total costs and expenses	141,743	100,085
INTEREST INCOME ON RELATED PARTY NOTE RECEIVABLE	3,010	—

NET INCOME	$66,453	$44,674

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In thousands)

MEMBERS’ CAPITAL—January 1, 2016	$1,311,032
Net income	66,453
Cash contributions	904

MEMBERS’ CAPITAL—March 31, 2016	$1,378,389

MEMBERS’ CAPITAL—January 1, 2015	$1,133,459
Net income	44,674
Cash distributions	(99,099)

MEMBERS’ CAPITAL—March 31, 2015	$1,079,034

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In thousands)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$66,453	$44,674
Adjustments to reconcile net income to net cash provided by operating activities:
Cost of land sales	136,144	95,422
Changes in operating assets and liabilities:
Inventories	(47,299)	(28,686)
Note and interest receivable from related party	2,990	—
Receivables and deferred costs	365	(7,276)
Accounts payable and other liabilities	(4,079)	(21,741)
Deferred land sales revenue	17,774	(4,213)
Accrued interest	—	(3,570)
Payable to City of Irvine	14	180

Net cash provided by operating activities	172,362	74,790

CASH FLOWS FROM INVESTING ACTIVITIES—Advances to administrative agent for cost sharing agreement (Notes 2 and 6)	(513)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from members	904	—
Distributions to members	—	(99,099)
Repayments on revolving loan facility	—	(17,585)
Borrowings on revolving loan facility	—	25,277
Other debt payments	—	(1,250)

Net cash provided by (used in) financing activities	904	(92,657)

NET INCREASE (DECREASE) IN CASH	172,753	(17,867)
CASH—Beginning of period	8,863	104,369

CASH—End of period	$181,616	$86,502

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to inventories	$—	$3,697

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Heritage Fields LLC, a Delaware limited liability company (the “Company”), was formed on January 20, 2005. On July 12, 2005, the Company purchased property that was the site of the former Marine Corps Air Station, El Toro from the United States Department of the Navy (“Navy”), located in Irvine, California (the “Property”). Prior to December 26, 2010, the Company was the sole member of Heritage Fields El Toro, LLC, a Delaware limited liability company (“HF El Toro”). HF El Toro was formed on November 16, 2005, for the purpose of developing and selling homesites and certain commercial sites in a mixed-use and residential community located on the Company’s Property (the “Project”). On December 22, 2005, the Company conveyed its rights, title, and interests in the Property to HF El Toro at the Company’s original cost.

On December 13, 2010, the Company formed Heritage Fields El Toro Sole Member LLC, a Delaware limited liability company (the “Mezzanine Subsidiary”), as a wholly owned direct subsidiary of the Company, and effective as of December 26, 2010, contributed to the Mezzanine Subsidiary 100% of the membership interest in HF El Toro in exchange for 100% of the membership interest in the Mezzanine Subsidiary, making the Mezzanine Subsidiary the sole member of HF El Toro.

The members and their respective interests in the Company as of March 31, 2016, were (i) Heritage Fields Capital Co-investor Member, LLC, a Delaware limited liability company (“Co-investor”), 37.5%, (ii) LenFive, LLC, a Delaware limited liability company (“Lennar”), 25.0% (transferred from Lennar Heritage Fields, LLC, an entity under common control), (iii) LNR HF II, LLC, a California limited liability company (“LNR HF”), 12.5%, (iv) MSD Heritage Fields, LLC, a Delaware limited liability company (“MSD”), 12.5%, and (v) FPC-HF Venture I, LLC, a Delaware limited liability company (“FPC-HF”), 12.5% (collectively the “El Toro Investors”).

The El Toro Investors entered into the Amended and Restated Contribution and Sale Agreement, dated July 2, 2015, and amended and restated as of May 2, 2016 (the “Contribution and Sale Agreement”) in which the El Toro Investors consented to: (i) the Company amending and restating its operating agreement to, among other things, convert the membership interest in the Company into two classes of interests, Percentage Interests and Legacy Interests; (ii) Lennar and FPC-HF agreeing to contribute all of their Percentage Interests in the Company (but not their Legacy Interests) to Newhall Intermediary Holding Company, LLC (which was renamed Five Point Operating Company, LLC, the “Operating Company”), which is controlled by Newhall Holding Company, LLC (which was renamed Five Point Holdings, LLC, “Five Point Holdings”); (iii) admitting Five Point Heritage Fields, LLC, a Delaware limited liability company, a wholly owned subsidiary of the Operating Company (“Five Point HF”) as the administrative member of the Company; (iv) the Company amending and restating the development management agreement, described in Note 6. The amendment to the Contribution and Sale Agreement no longer conditioned the effective date of the Contribution and Sale Agreement with an initial public offering by Five Point Holdings. The Contribution and Sale Agreement closed on May 2, 2016.

After giving effect to the amended and restated limited liability agreement, which became effective on May 2, 2016, the issued and outstanding membership interests of the Company were as follows:

	Percentage Interest	Legacy Interest
Co-investor	37.5%	37.5%
LNR HF	12.5%	12.5%
MSD	12.5%	12.5%
Lennar	0%	25%
FPC-HF	0%	12.5%
Five Point HF	37.5%	0%

The Company is managed by an Executive Committee comprised of representatives appointed by only the holders of Percentage Interests. The holders of Legacy Interests are entitled to receive priority distributions in an aggregate amount equal to $476 million and up to an additional $89 million from subsequent distributions based on the performance of the Company, as described in the operating agreement. The holders of the Percentage Interests will receive all other distributions. After the cumulative distributions to the holders of Legacy Interests has reached $565 million, the Legacy Interest will no longer be deemed outstanding.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2015. The accompanying unaudited condensed consolidated financial statements include the Company’s accounts and all of its direct and indirect wholly-owned subsidiaries’ accounts. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk—The Company’s inventories are all located in Irvine, California. The Company is subject to risks incidental to the ownership, development, and operation of commercial and residential real estate. These include, among others, the risks normally associated with changes in the general economic climate in the communities in which the Company operates, trends in the real estate industry, availability of land for development, changes in tax laws, interest rate levels, availability of financing, and potential liability under environmental and other laws.

The Company’s credit risk relates primarily to cash and a note receivable from related party. Cash accounts at each institution are currently insured by the Federal Deposit Insurance Corporation up to $250,000 in aggregate. At various times the Company maintained cash account balances in excess of insured amounts. The Company has not experienced any losses to date on its cash.

In October 2015, the Company sold 840 homesites to one related party customer. A portion of the sales price was delivered in the form of a $320.0 million promissory note. The note and accrued interest is secured by (among other things) a deed of trust encumbering the property sold to the related party customer (see Note 6).

Inventories—Inventories are stated at cost, unless they are determined to be impaired, in which case the impaired inventories are written down to fair value. Inventories include land, land development costs, real estate taxes, and interest related to development. Included in land development costs are costs to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewer, and roads; and site costs such as grading and amenities to bring the land to a finished state. Certain land development costs are reimbursable through development or other agreements with City of Irvine (the “City”) or other agencies and offset inventory costs when received. Construction overhead and selling expenses are expensed as incurred.

Cost of land sales are allocated to residential homesites and commercial sites within the Project using the relative sales value method. Since this method requires the Company to estimate future development costs and expected revenue for the entire Project, the profit margin on subsequent land sales will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total development costs of the project. Accordingly, these estimates are reviewed regularly and revised for changes in actual experience, changes in revenue and cost estimates and changes in development plans. Additionally, interest and real estate taxes incurred in future periods that are eligible to be capitalized to inventories will affect future profit margins.

Inventories are reviewed for potential impairment when events or changes in circumstances indicate that the carrying value of the inventory may not be recoverable. Impairment indicators for the Project include, but are not limited to significant increases in land development costs, significant decreases in pace and pricing of home sales within the Project and surrounding areas, and political and societal events that may negatively impact the local economy.

Note and Interest Receivable—The note receivable is a promissory note related to a 2015 land sale with a related party homebuilding joint venture. A member of the homebuilding joint venture is an affiliate of Lennar (see Note 6). The note receivable is reflected at principal and accrued interest amounts due, net of an allowance for credit losses, if any. Interest payments are accrued in the period earned based on the stated interest rate and the outstanding principal balance, less any interest discounts stipulated by the note. The Company monitors the payment provisions of each note when determining past due or delinquency status. Additionally, the Company evaluates the carrying value of note and interest receivable at each reporting date to determine the need for an allowance for credit losses. There were no credit losses in the three months ended March 31, 2016 and 2015. In March 2016, the Company collected a modification fee of $6.0 million related to the note receivable. The modification fee is recognized over the remaining life of the note as an adjustment of yield. The unamortized balance of $5.4 million at March 31, 2016 is included in note and interest receivable from related party in the accompanying unaudited condensed consolidated balance sheet.

Revenue Recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectability of any receivables is reasonably assured. Generally, the Company’s land sale agreements contain provisions that provide the Company the option to repurchase the land in the event the buyer does not comply with certain development obligations or attempts to violate transfer restrictions in the agreement. The Company believes the probability of non-compliance or violation of transfer restrictions is remote, given the potential economic loss the buyers may incur. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total project costs can include direct costs to complete development on the sold property in addition to indirect cost and reimbursement allocations for certain infrastructure and amenities that benefit the property. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

The Company’s purchase and sale agreements may contain an additional purchase price provision whereby the Company may receive from the homebuilder purchaser a portion of their overall project profitability after the homebuilder has received an agreed upon return (profit participation). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues or income and has no financial obligation to the homebuilder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected or is reasonably assured of collection. The Company will defer revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and to include in land sale revenues in the accompanying unaudited condensed consolidated statements of income. No significant profit participation revenue was recognized for the three months ended March 31, 2016. Profit participation revenue of $4.9 million was recognized for the three months ended March 31, 2015. Included in deferred land sale revenues on the accompanying unaudited condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015 is $0.2 million and $0 million, respectively, in profit participation payments received and deferred by the Company.

Additionally, purchase and sale agreements may contain a requirement for homebuilder purchasers to pay a marketing fee per residence sold and is calculated as 1% of a defined homebuilder’s residence selling price. Marketing fees are recognized as revenue when collected from homebuilders. For the three months ended March 31, 2016 and 2015, marketing fee revenue of $1.1 million and $0.6 million, respectively, was included in land sale revenues in the accompanying unaudited condensed consolidated statements of income.

Transaction and Organization Costs—In connection with the Contribution and Sale Agreement, the Company incurred $0.4 million and $0.3 million in transaction and organizational costs during the three months ended March 31, 2016 and 2015, respectively that are included in selling, general and administrative expenses in the accompanying unaudited condensed consolidated statements of income. Advance payments made to the related party administrative agent (Note 6) to be used to pay for the transaction and organizational costs have been reflected as investing cash outflows in the accompanying unaudited statement of cash flows for the three months ended March 31, 2016.

Fair Value Measurements—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, receivables, debt, accrued interest, and accounts payable and certain amounts payable to the City. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s debt and accrued interest was $90.1 million and $80.8 million as of March 31, 2016 and December 31, 2015, respectively, using Level 2 inputs. Amounts payable to the City (see Note 4) are carried at a discount based on the present value of the future contractual cash flows, as such, the carrying value approximates fair value. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Accounting Standards Updates—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2017 for public business entities with early application permitted only as of interim and annual reporting periods beginning after December 15, 2016. All other entities are required to adopt ASU 2016-01 for annual reporting periods beginning after December 15, 2018, with early application permitted for annual periods beginning after December 15, 2017. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. Since the issuance of ASU No. 2014-09, the FASB has issued several additional ASUs that clarify or affect the guidance in ASU No. 2014-09. The effective dates and transition requirements are the same in each case as those for ASU No. 2014-09. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments in this ASU (i) provide a definition of the term substantial doubt, (ii) require an evaluation every reporting period including interim periods, (iii) provide principles for considering the mitigating effect of management’s plans, (iv) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (v) require an express statement and other disclosures when substantial doubt is not alleviated, and (vi) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for annual reporting periods ending on or after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016 for all entities. The Company does not expect that the adoption of this standard for the annual reporting period ending December 31, 2016 and interim and annual periods thereafter will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, ASU No. 2015-02 is effective for fiscal years beginning after December 15, 2016. Early adoption for all entities is permitted. The Company adopted the amendments of ASU No. 2015-02 on January 1, 2016 and the adoption did not have a material effect on the Company’s consolidated financial statements. In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are Under Common Control. ASU No. 2016-17 modifies the guidance in ASC 810 that was amended by ASU No. 2015-02. The guidance in ASU 2016-17 was retrospectively applied to January 1, 2016, the date the Company adopted ASU No. 2015-02 and did not have a material effect on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU No. 2016-01 revises an entity’s accounting related to (i) the classification and measurement of investments in equity securities and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU No. 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. For all other entities, ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2018, with the option to early adopt the amendments as of the fiscal years beginning after December 15, 2017. Other than certain early application guidance in ASU No. 2016-01 related to (i) the presentation of fair value changes for financial liabilities measured under the fair value option and (ii) fair value disclosure requirements for entities that are not public business entities, early adoption by all entities before fiscal years beginning after December 15, 2017 is not permitted. The Company plans to adopt ASU No. 2016-01 on January 1, 2018 and is yet to determine the impact the adoption of ASU No. 2016-01 will have on its consolidated financial statements, if any.

In August 2016, the FASB issued No. ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of ASU No. 2016-15 is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The amendments add or clarify guidance on eight cash flow issues:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

ASU No. 2016-15 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. For all other entities, ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2018. The Company does not expect the planned adoption on January 1, 2019 to have a material impact on the Company’s financial statements.

3.	DEBT

In 2010, HF El Toro entered into an unsecured cash flow participation agreement (“PCCP Cash Flow Participation”) in connection with a series of transfers, payoffs, and pay downs related to its then outstanding loan facility (“Debt Restructure”). The PCCP Cash Flow Participation was determined to be a new debt instrument and in accordance with FASB Accounting Standards Codification (“ASC”) 470-50, Modifications and Extinguishments, and was recorded at its fair value on the date of the Debt Restructure. Under the terms of the PCCP Cash Flow Participation, 4.66% of capital distributions (as defined in the PCCP Cash Flow Participation agreement) made by HF El Toro are due to PCCP. When a participation payment is made or reasonably assured to be made, the Company uses an effective interest method to determine the portion of the payment that represents interest expense and the portion applied to the principal. At both March 31, 2016 and December 31, 2015 the principal carrying balance of the PCCP Cash Flow Participation was $9.9 million.

As a part of the Debt Restructure, State Street Bank and HF El Toro entered into a Third Amended and Restated Loan Agreement and amended promissory note (the “Restructured Loan Agreement”). The Restructured Loan Agreement was comprised of a fully advanced base loan (the “Base Loan”) with an initial outstanding balance of $210.0 million and $180.0 million revolving lending facility (the “Revolving Loan Facility”). The Restructured Loan Agreement also included an additional interest clause (“Additional Interest”) that was contingent upon the future performance of HF El Toro.

On October 6, 2015, the Company paid $81.5 million comprising all outstanding principal and accrued interest balances in full, including the Additional Interest obligation, as mutually agreed upon between HF El Toro and State Street Bank on September 23, 2015.

There was no interest incurred related to the debt during the three months ended March 31, 2016 and $0.1 million was incurred for the three months ended March 31, 2015, all of which was capitalized to inventories.

4.	PAYABLE TO CITY OF IRVINE

A summary of amounts payable to the City as of March 31, 2016 and December 31, 2015, is as follows (in thousands):

	2016	2015
Public benefit fee	$4,652	$4,860
Authorized park expenditures	6,228	6,110
ALA II/Marine Way memorandum of understanding payments to the City	18,676	18,572

	$29,556	$29,542

On September 8, 2009, the Irvine City Council approved an Amended and Restated Development Agreement (the “ARDA”) between HF El Toro and the City (on behalf of itself and now as successor agency to the dissolved Irvine Redevelopment Agency, which Irvine Redevelopment Agency was an original party to the ARDA). The ARDA became effective on December 27, 2010 and obligated the Company to construct certain defined public infrastructure improvements (i.e., joint backbone improvements) in and around the Project. The Company will have the right to reimbursement for a portion of the public infrastructure improvement costs from the City of Irvine Community Facilities District No. 2013-3 (“CFD”). The CFD is supported by special taxes levied on landowners within the improvement areas of the CFD. The CFD will also fund certain improvements, operations and maintenance costs of the Orange County Great Park (the “Park”). The Company, as a landowner within the improvement areas will be subject to the special taxes.

The ARDA also includes a public benefit fee that obligates HF El Toro to pay defined monthly amounts to the City which commenced January 2011 and concluding December 2019. In aggregate, these payments total $9.0 million. As of March 31, 2016 and December 31, 2015, the Company estimated the present value of the liability to be $4.7 million and $4.9 million, respectively. Payments totaling $0.3 million were made to the City during each of the three months ended March 31, 2016 and 2015, and amortization expense, all of which was capitalized to inventories, totaled $0.1 million in each period.

Effective September 13, 2011, HF El Toro and the City entered into an adjacent landowner agreement (“ALA”) in which HF El Toro and the City mutually agreed to address certain matters in connection with the Project’s development and the Park. Pursuant to the ALA, HF El Toro agreed to pay to the City an aggregate $40.5 million for authorized Park expenditures subject to the terms set forth in the ALA. As of March 31, 2016, $33.9 million has been paid with the final payment of $6.6 million due December 30, 2016. As of March 31, 2016 and December 31, 2015, the Company estimated the present value of the liability to be $6.2 million and $6.1 million, respectively. No payments were made to the City during the three months ended March 31, 2016 and 2015, and amortization expense, all of which was capitalized to inventories, totaled $0.1 million and $0.2 million in each period, respectively.

On November 26, 2013, HF El Toro and the City entered into a second adjacent landowner agreement (“ALA II”) in which HF El Toro committed to construct or cause the construction of a portion of the Park (the “Great Park Improvements”), which otherwise would have been an obligation of the City to construct under the terms of the ARDA. The ALA II stipulated that HF El Toro’s aggregate investment in the Great Park Improvements would total a minimum of $172.0 million. In addition to the Great Park Improvements, the ALA II and a memorandum of understanding regarding funding of Marine Way (“MOU”) improvements committed HF El Toro to perform on certain other defined items in the amount of $19.5 million as well as it committed HF El Toro to make $20.0 million of certain direct payments to the City beginning in August 2016. As of March 31, 2016 and December 31, 2015, the Company estimated the present value of the direct payments to be $18.7 million and $18.6 million, respectively. No payments were made to the City under the ALA II and MOU during the three months ended March 31, 2016 and 2015, and amortization expense, all of which was capitalized to inventories, totaled $0.1 million in each period. As also defined in the agreements, HF El Toro will have the right to receive up to an additional $40.0 million in CFD reimbursements for public infrastructure components of the Great Park Improvements.

The following table sets forth future annual payments to the City as required per all of the above described agreements in which payment commitments are fixed and determinable as of December 31, 2015 (in thousands):

Year Ending:	Amount
2016	$9,050
2017	2,750
2018	12,750
2019	2,750
2020	1,250
Thereafter	3,750

Total future fixed and determinable annual payments	$32,300

5.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of March 31, 2016 and December 31, 2015, consisted of the following (in thousands):

	2016	2015
Accounts payable	$8,096	$13,768
Other liabilities:
Accrued liabilities	25,524	33,535
Accrued liabilities—related party (Note 6)	5,681	5,350
Development obligations	30,543	21,270

Total accounts payable and other liabilities	$69,844	$73,923

6.	RELATED PARTY TRANSACTIONS

HF El Toro and Five Point Communities Management, Inc., as nominee for the benefit of Five Point Communities, LP (the “Management Company”), are parties to a development management agreement (“DMA”) in which the Management Company has been engaged to manage the development of the Project and to generally supervise the day-to-day affairs of the Project. At March 31, 2016, the Management Company was an affiliate of a member of FPC-HF and also an affiliate of Lennar. The initial term of the DMA commenced on December 29, 2010, and is for eight years, ending on December 31, 2018. Under the terms of the DMA, the Management Company was entitled to a fixed annual management fee and general and administrative expense reimbursements. For each of the three months ended March 31, 2016 and 2015, the annual management fee expensed was $0.8 million. The annual management fee for the remaining initial term of the DMA is adjusted for changes in a specified consumer price index. The DMA also contains provisions for other incentive compensation arrangements for the Management Company based on entitlement goals and the Company’s financial performance. To the extent achieved, these incentive compensation arrangements may be significant. At the mutual agreement of the Company and the Management Company, the DMA provided for two renewal terms of three years each. The annual management fee for each renewal period was to be agreed upon by the Company and the Management Company prior to each renewal period.

On May 2, 2016, the DMA was amended and restated (“A&R DMA”) to among other things, (i) extend the initial term until December 2021 with up to five years of additional renewal periods; (ii) characterize incentive compensation as Legacy Incentive Compensation and Non-Legacy Incentive Compensation; (iii) provide that Legacy Incentive Compensation consists of (a) $15.2 million dollar payment made to the Management Company on May 2, 2016; (b) $43.1 million expected to be paid in January 2017; and (c) up to an additional $9.0 million in payments contingent upon the performance of the Company; and (iv) Non-Legacy Incentive Compensation is comprised of all other incentive compensation payments.

Included in selling, general and administrative costs and expenses in the accompanying unaudited condensed consolidated statements of income for the three months ended March 31, 2016 and 2015 are $2.1 million and $1.6 million, respectively, for general and administrative expenses incurred by the Management Company on behalf of the Company that are reimbursable under the DMA. General and administrative expense reimbursements are settled in cash on a monthly basis, typically one to two months in arrears. Management fees and incentive payments are settled in cash in accordance with the terms of the DMA. As of March 31, 2016 and December 31, 2015, $5.7 million and $5.4 million, respectively, was due to the Management Company for general and administrative expense reimbursements which is included accounts payable and other liabilities in the accompanying unaudited condensed consolidated balance sheets.

The El Toro Investors are a party to a cost sharing agreement related to costs incurred in connection with the Contribution and Sale Agreement. The Management Company is acting as administrative agent for all the parties to the cost sharing agreement. As of March 31, 2016, the El Toro Investors have funded $5.5 million under the cost sharing agreement, however, per the cost sharing agreement, the initial $1.5 million in funding was allocated to the El Toro Investors by pro rata membership interests, while funding in excess of the first $1.5 million is the responsibility of only Lennar and FPC-HF. Since the costs incurred under the cost sharing agreement are related to completing the Contribution and Sale Agreement and related transactions, including amending and restating the Company’s limited liability company agreement and the A&R DMA, the Company reflects the incurred costs as organization and transaction costs (see Note 2). For the three months ended March 31, 2016, Lennar and FPC-HF made, in substance, capital contributions to the Company totaling $0.9 million to fund the excess incurred costs. Additionally, expenses incurred in excess of the first $1.5 million are specially allocated to Lennar and FPC-HF.

Effective June 30, 2013, HF El Toro terminated its commercial development sub-management agreement (“Sub-MA”) with LNR HF. Under the terms of the Sub-MA, LNR HF is vested in certain incentive compensation provisions and may receive payments, if the Company meets certain future financial performance thresholds. On May 2, 2016, the Company and LNR HF entered into an amendment to the Sub-MA that provided for an incentive compensation payment of $3.4 million to be made on May 2, 2016 and an expected payment of $9.6 million in January 2017.

In the normal course of business, the Company may enter into purchase and sale agreements, development agreements or other contracts with the members or affiliates of members. In such situations, only the unaffiliated members of the Company shall have the right to approve such arrangements.

On October 6, 2015, HF El Toro sold 840 homesites in an area of the Project referred to as Development Area 7 to a joint venture (“D7 Buyer”), in which an affiliate of Lennar owns 50%. A portion of the sales price was delivered in the form of a $320.0 million promissory note (“D7 Note”) issued by the D7 Buyer to HF El Toro. Interest accrues at an annual interest rate equal to the thirty-day London Interbank Market offered rate plus 5%. The D7 Note provides that until such time as Lennar receives distributions totaling $52.0 million associated with certain parcel sales and other specified revenue sources (“Distribution Offset”), accrued interest is subject to an interest offset of 15% per annum of the outstanding balance of the Distribution Offset. As of March 31, 2016 and December 31, 2015, the outstanding balance of the Distribution Offset was $52.0 million. The outstanding principal and accrued interest on the D7 Note was collected in full on December 5, 2016.

Land sale revenues recognized from related party transactions and included in the accompanying unaudited condensed consolidated statements of income during the three months ended March 31, 2016 and 2015 are as follows (in thousands):

	2016	2015
Land sales	$148,500	$—
Profit participation	32	876
Marketing fees	459	178
Change in deferred revenues	(11,164)	6,519

Related party land sale revenues	$137,827	$7,573

7.	COMMITMENTS AND CONTINGENCIES

In the routine conduct of its business, the Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $80.7 million and $86.2 million as of March 31, 2016 and December 31, 2015, respectively.

The Company may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. The Company believes, the disposition of these other matters would not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

As a significant landowner, developer, and holder of commercial properties, there exists the possibility that environmental contamination conditions exist that would require the Company to take corrective action. The Company believes any potential costs will not materially affect its consolidated financial statements.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the unaudited condensed consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to March 31, 2016 that require adjustments to or disclosure in the Company’s unaudited condensed consolidated financial statements.

* * * * * *

INDEPENDENT AUDITORS’ REPORT

To the Partners of

Five Point Communities, LP

To the Shareholder of

Five Point Communities Management, Inc.

Aliso Viejo, California

We have audited the accompanying combined consolidated financial statements of Five Point Communities, LP, a Delaware limited partnership, and subsidiary and Five Point Communities Management, Inc. (collectively, the “Company”), both of which are under common ownership and common management, which comprise the combined consolidated balance sheets as of December 31, 2015 and 2014, and the related combined consolidated statements of income and comprehensive income, capital and equity, and cash flows for the years then ended, and the related notes to the combined consolidated financial statements.

Management’s Responsibility for the Combined Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these combined consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the combined consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Five Point Communities, LP and subsidiary and Five Point Communities Management, Inc. as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 18, 2016

(December 21, 2016 as to the disclosure of the Contribution and Sale Agreement in Note 1)

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(In thousands, except share and per share data)

	2015	2014
ASSETS
CURRENT ASSETS:
Cash	$3,784	$3,437
Accounts receivable—related party	5,357	4,289
Prepaid expenses and other current assets	434	289

Total current assets	9,575	8,015
UNBILLED MANAGEMENT FEE REVENUES	188	281
INVESTMENTS IN UNCONSOLIDATED ENTITIES (1)	30,782	24,908

Total assets	$40,545	$33,204

LIABILITIES AND CAPITAL AND EQUITY
CURRENT LIABILITIES:
Accounts payable—related party	$594	$405
Accrued employee benefits	7,090	5,778
Other current liabilities	2,814	46

Total current liabilities	10,498	6,229
DEFERRED INCOME	8,708	9,796

Total liabilities	19,206	16,025
COMMITMENTS AND CONTINGENCIES (Note 5)
CAPITAL AND EQUITY:
Common stock, par value $0.01 per share (1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2015 and 2014)	—	—
Retained earnings	103	83
Limited partners’ capital	20,323	16,462
Accumulated other comprehensive loss	(118)	(115)

Total stockholders’ equity and partners’ capital	20,308	16,430
Noncontrolling interest	1,031	749

Total capital and equity	21,339	17,179

TOTAL LIABILITIES AND CAPITAL AND EQUITY	$40,545	$33,204

See notes to combined consolidated financial statements.

(1)	Under certain provisions of Accounting Standards Codification (“ASC”) Topic 810, Consolidation, (“ASC 810”) Five Point Communities, LP is required to separately disclose on its combined consolidated balance sheets the assets of consolidated variable interest entities (“VIEs”) that are owned by the consolidated VIEs and liabilities of consolidated VIEs as to which there is no recourse against Five Point Communities, LP and Five Point Communities Management, Inc. As of December 31, 2015 and 2014, investments in unconsolidated entities included $21.9 million and $15.9 million, respectively, related to a consolidated VIE.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
MANAGEMENT FEE REVENUES	$22,620	$26,032
GENERAL AND ADMINISTRATIVE EXPENSES	21,912	22,306

Income before equity in earnings of unconsolidated entities	708	3,726
Equity in earnings of unconsolidated entities	7,347	6,418

NET INCOME	8,055	10,144
LESS: INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	329	249

NET INCOME ATTRIBUTABLE TO THE COMPANY	$7,726	$9,895

NET INCOME	$8,055	$10,144
OTHER COMPREHENSIVE LOSS—EQUITY IN NET ACTUARIAL LOSS ON DEFINED BENEFIT PENSION PLAN OF UNCONSOLIDATED ENTITY	(3)	(54)

COMPREHENSIVE INCOME	8,052	10,090
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	329	249

COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$7,723	$9,841

See notes to combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED STATEMENTS OF CAPITAL AND EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands, except shares and per share data)

	Shares of Common Stock	Common Stock	Retained Earnings	Limited Partners’ Capital	Accumulated Other Comprehensive Loss	Combined Company	Noncontrolling Interests	Total
CAPITAL AND EQUITY—January 1, 2014	100	$—	$49	$9,789	$(61)	$9,777	$—	$9,777
Net income	—	—	50	9,845	—	9,895	249	10,144
Cash contributions	—	—	—	—	—	—	500	500
Cash dividends ($160 per common share) and distributions	—	—	(16)	(3,172)	—	(3,188)	—	(3,188)
Other comprehensive loss	—	—	—	—	(54)	(54)	—	(54)

CAPITAL AND EQUITY—December 31, 2014	100	—	83	16,462	(115)	16,430	749	17,179
Net income	—	—	39	7,687	—	7,726	329	8,055
Cash contributions	—	—	—	—	—	—	4	4
Cash dividends ($190 per common share) and distributions	—	—	(19)	(3,826)	—	(3,845)	(51)	(3,896)
Other comprehensive loss	—	—	—	—	(3)	(3)	—	(3)

CAPITAL AND EQUITY—December 31, 2015	100	$—	$103	$20,323	$(118)	$20,308	$1,031	$21,339

See notes to combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,055	$10,144
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings from unconsolidated entities, net of distributions received from operations	(5,791)	(6,150)
Amortization of straight-line revenues, net	(994)	(94)
Changes in operating assets and liabilities:
Assets	(1,214)	(2,595)
Liabilities	1,654	2,730

Net cash provided by operating activities	1,710	4,035

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated entities	(86)	(501)
Deposit on investment purchase	—	(2,300)
Distribution from unconsolidated entity	—	2,300

Net cash used in investing activities	(86)	(501)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Partner loan	—	1,150
Repayment of Partner loan	—	(1,150)
Proceeds from cost sharing agreement administration, net	2,615	—
Cash contributions from noncontrolling interests	4	500
Cash distributions to noncontrolling interests	(51)	—
Cash dividends and distributions	(3,845)	(3,188)

Net cash used in financing activities	(1,277)	(2,688)

NET INCREASE IN CASH	347	846
CASH—Beginning of year	3,437	2,591

CASH—End of year	$3,784	$3,437

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES—Investment in FPC-HF Venture I, LLC	$—	$10,159

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION—Cash paid for interest	$—	$40

See notes to combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Five Point Communities, LP (the “Partnership”) is a Delaware limited partnership which was formed on May 8, 2009 and commenced operations on July 25, 2009. The limited partners of the Partnership and respective ownership percentages are Lennar Homes of California, Inc. (“Lennar”), 59.70%, and Emile Haddad, 39.80% (collectively, the “Limited Partners”). The general partner, Five Point Communities Management, Inc., a Delaware corporation (“Management Inc.”), owns 0.5% of the Partnership. As the general partner, Management Inc. has full and complete authority, power and discretion to manage and control the business and affairs of the Partnership. The Limited Partners have no direct voting, management or governance rights.

Management Inc. was also formed on May 8, 2009 and commenced operations on July 25, 2009. The Limited Partners own all of the outstanding shares of Management Inc. Lennar owns 80% of the outstanding shares of Management Inc. and Emile Haddad owns the remaining 20%. Management Inc. is managed by an executive committee comprised of two members, one appointed by Lennar and one appointed by Emile Haddad. All major decisions require the unanimous approval of the executive committee. Management Inc. has no operations other than acting as the general partner for the Partnership and all actions taken by Management Inc. are done in trust solely as nominee for the benefit of the Partnership, and the Partnership is the legal and beneficial owner of any interests held in Management Inc.’s name.

FPC-HF Subventure I, LLC, a Delaware limited liability company (“Subventure”), was formed on July 24, 2014 by the Partnership and certain affiliated officers and directors of Management Inc. to hold an equity interest in FPC-HF Venture I, LLC (“Venture I”), which in turn holds a 12.5% interest in the parent company of Heritage Fields El Toro, LLC (“Heritage Fields”).

The Partnership, Subventure and Management Inc. (collectively the “Company”) provide asset management services to entities that are developing large master planned communities. The Company also owns direct and indirect equity investments in the entities under its management.

Contribution and Sale Agreement

On May 2, 2016, the Company entered into a Second Amended and Restated Contribution and Sale Agreement, dated July 2, 2015 (“Contribution and Sale Agreement”). The amendments to the Contribution and Sale Agreement, among other things, no longer conditioned the effective date of the Contribution and Sale Agreement with the completion of an initial public offering by Newhall Holding Company, LLC, renamed Five Point Holdings, LLC (“Five Point Holdings”) and the Contribution and Sale Agreement became effective on May 2, 2016. Pursuant to the Contribution and Sale Agreement and other reorganizational transactions, including the assignments of partnership interests by the Limited Partners to affiliates under common control, 1) the Partnership distributed it equity interest in Subventure to the Limited Partners and Management Inc. In turn, Management Inc. distributed its interest in Subventure to its shareholders; 2) the Partnership amended and restated its limited partnership agreement to, among other things, create and issue two classes of limited partnership interests, Class A and Class B; 3) the Class A limited partners contributed a portion of their Class A partnership interests in the Partnership to Newhall Land Development, LLC’s (“Newhall”) parent company, Newhall Intermediary Holding Company, LLC, renamed Five Point Operating Company, LLC (the “Operating Company”), which is controlled by Five Point Holdings, in exchange for Class A units of the Operating Company and contributed the remaining portion of their Class A partnership interests to Five Point Holdings in exchange for Class A common shares of Five Point Holdings; 4) the shareholders of Management Inc. contributed their shares to the Operating Company in exchange for Class A units of the Operating Company; 5) the Company’s development management agreement with Newhall was terminated; 6) the Company’s development management agreement with Heritage Fields was amended and restated; 7) certain contributing investors contributed their equity interests in various entities, including the parent company of Heritage Fields, to the Operating Company in exchange for units of the Operating Company; and 8) Venture I contributed its right to 12.5% of any payments earned under the amended and restated development management agreement with Heritage Fields to the Operating Company and to the Partnership, in exchange for units of the Operating Company and Class B limited partnership interests of the Partnership, respectively.

On May 2, 2016, after giving effect to the Contribution and Sale Agreement and the reorganizational transactions, the Operating Company is the sole shareholder of Management Inc. and the outstanding interests of the Partnership were as follows:

	Class A	Class B
Management Inc.	0.5%	—
Operating Company	99.5%	—
Emile Haddad or his assigned affiliate	—	35.0%
Lennar	—	52.5%
Venture I	—	12.5%

Holders of Class B interests are entitled to receive distributions equal to the amount of any incentive compensation payments the Company receives under the amended and restated development management agreement with Heritage Fields characterized as “Legacy Incentive Compensation”. Holders of Class A interests are entitled to all other distributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combination and Consolidation—The accompanying combined consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying combined consolidated financial statements include Management Inc.’s accounts combined with the Partnership’s accounts and the Partnership’s consolidated variable interest entity (“VIE”), Subventure, in which the Partnership is deemed the primary beneficiary, all of which are under common ownership and common management. Investments in unconsolidated entities in which a significant, but less than controlling interest is held and VIEs in which the Partnership is not deemed the primary beneficiary are accounted for by the equity method. All intercompany transactions and balances have been eliminated in consolidation and combination.

Use of Estimates—The preparation of combined consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Receivables—The Company evaluates the carrying value of receivables at each reporting date to determine the need for an allowance for doubtful accounts. As of December 31, 2015 and 2014, there was no allowance for doubtful accounts receivable.

Investments in Unconsolidated Entities—The Company accounts for its investment in unconsolidated entities under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for contributions, distributions, and equity in earnings (loss) of unconsolidated entities. Based upon each entity’s respective operating agreement, the Company may record its equity in earnings using a hypothetical liquidation at book value (“HLBV”) approach under the equity method of accounting. Under this method, the Company recognizes income or loss in each period as if the net book value of the assets in the ventures were hypothetically liquidated at the end of each reporting period pursuant to the provisions of the operating agreement. In any given period, the Company could be recording more or less income than actual cash distributions received and more or less than what the Company may receive in the event of an actual liquidation.

The Company evaluates its investments in unconsolidated entities for indicators of impairment during each reporting period. A series of operating losses of an investee or other factors may indicate that a decrease in the fair value of the Company’s investment in the unconsolidated entity below its carrying amount has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment’s carrying amount over its estimated fair value. No impairment losses were recognized during the years ended December 31, 2015 and 2014.

Revenue Recognition—The Company has been engaged by both Newhall and Heritage Fields as the development manager in which the Company generally supervises the day-to-day affairs of the entities and the development of the assets of the entities, subject to the decisions and approvals of the respective corporate governing bodies. Additionally, the Company has been engaged as the manager of Venture I, supervising its day-to-day affairs. The Company records management fee revenues over the period in which the services are performed, fees are determinable, and collectability is reasonably assured. Under the Company’s development management agreements with Newhall and Heritage Fields, the Company earns an annual fee that typically increases annually based on contractual terms. The Company records revenues from the annual fees ratably over the contract period using the straight-line method. Per the terms of the Company’s management agreement with Heritage Fields, the Company receives additional compensation equal to the actual general and administrative costs incurred by the Company’s Heritage Fields project team. Acting as a principal, the Company records management fee revenues from general and administrative cost reimbursement in the period the Company incurs such general and administrative costs. For the years ended December 31, 2015 and 2014, the Company recorded management fee revenue of $12.2 million and $9.3 million, respectively, related to reimbursement of costs of the Heritage Fields project team. The Heritage Fields management agreement also contains certain management incentive compensation fee provisions based on the performance of Heritage Fields and other non-monetary milestones. As described in Note 3, in 2014 the Company sold the right to a portion of the future incentive compensation fees for non-cash consideration valued at $10.2 million and deferred the income. The Company amortizes the income using the straight-line method over the expected term of the Heritage Fields development management agreement.

Transaction and Organization Costs—In connection with the Contribution and Sale Agreement described in Note 1, the Company has incurred $0.8 million during the year ended December 31, 2015 in transaction and organizational costs that are included in general and administrative expenses in the accompanying combined consolidated statement of income.

Income Taxes—No provision for federal and state income taxes is necessary in the combined consolidated financial statements generated from the Partnership because, as a partnership, it is not subject to federal and state income tax and the tax effect of its activities accrues to the partners. The parent company of Lennar includes the taxable income or loss generated from Management Inc. in its consolidated tax return, however no provision for federal and state income taxes is presented in the combined consolidated financial statements due to the immaterial nature of the balances.

Accounting Standards Updates—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018 for nonpublic entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its combined consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments in this ASU (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard to have a material impact on its combined consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU No. 2015-02”). ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are VIEs, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU 2015-02 is effective for a nonpublic entity’s fiscal year beginning January 1, 2017, with early adoption permitted. The Company plans to adopt the amendments of ASU No. 2015-02 in the interim period ending March 31, 2016, and is evaluating whether the adoption will have a material effect on the Company’s combined consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”). ASU No. 2016-02 supersedes ASC Topic 840, Leases and requires the recognition of assets and liabilities arising from lease transactions on the balance sheet and the disclosure of key information about leasing arrangements. The guidance in ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and for years beginning after December 15, 2019 for nonpublic business entities. ASU No. 2016-02 allows early application and requires a modified retrospective transition method. The Company expects to adopt the guidance in ASU 2016-02 on January 1, 2019 and is currently assessing the impact this guidance will have on its combined consolidated financial statements.

3.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities reported on the equity method at December 31, 2015 and 2014 are as follows:

	Ownership	Carrying Value
		2015	2014
		(in thousands)
Newhall	2.48%	$8,848	$8,959
Venture I	8.9%	21,934	15,949

		$30,782	$24,908

Newhall is a land developer of master planned communities in northern Los Angeles County, California. Newhall is governed by a board of seven managers, of which the Company’s chief executive officer (or equivalent officer) is designated as one of the managers. Therefore, the Company has significant influence, but does not have a controlling interest in Newhall and accounts for its investment under the equity method of accounting.

Venture I is a joint venture with an unrelated third party (the “Joint Venture Partner”) that was formed in 2014 for the purpose of holding a 12.5% interest in the parent company of Heritage Fields. In consideration for the Company’s cash contribution of $0.5 million and non-cash contribution of the right to 12.5% of its future incentive compensation fees earned under its development management agreement with Heritage Fields, the Company received an 8.9% interest in Venture I recorded at fair value, with the remaining 91.1% interest held by the Joint Venture Partner. The Company’s sale of 12.5% of the future incentive compensation fees has been deferred, given the significant continuing involvement of performing under the development management agreement.

GAAP requires the consolidation of VIEs in which an enterprise has a controlling financial interest. Venture I is a VIE, however the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance is shared. While the Company manages the day-to-day affairs of Venture I, an executive committee made up of equal representatives from each member must agree on major decisions that most significantly impact economic performance. Therefore, the Company as one of the two members has shared power and accounts for its ownership under the equity method of accounting.

Summarized condensed financial information of the Company’s unconsolidated entities that are accounted for by the equity method was as follows (in thousands):

Statements of Operations

	Year Ended December 31,
	2015	2014
Revenues	$35,582	$78,353
Costs and expenses	41,484	44,131
Equity in earnings of unconsolidated entities	33,484	15,719

Net income	$27,582	$49,941

Company’s share of net income	$6,891	$6,150
Elimination of proportionate management fee expense	456	268

Company’s equity in earnings from unconsolidated entities	$7,347	$6,418

Income/(loss) is allocated to the Company for its share of Newhall’s earnings on a pro rata basis based upon ownership interest percentage while income/(loss) is allocated between the Company and the Joint Venture Partner using the HLBV approach.

Balance Sheets

	December 31,
	2015	2014
Assets:
Cash and cash equivalents	$108,667	$152,229
Inventories	259,872	219,934
Other assets	73,322	102,020
Investment in unconsolidated entity	147,449	125,406

Total assets	$589,310	$599,589

Liabilities and members’ capital:
Accounts payable and other liabilities	$85,530	$113,378
Debt	—	—
Members’ capital	503,780	486,211

Total liabilities and members’ capital	$589,310	$599,589

As of December 31, 2015 and 2014, the Company’s share of Venture I’s members’ capital determined under HLBV pursuant to the terms of Venture I’s operating agreement was $21.9 million and $15.9 million, respectively.

The entities in which the Company has investments usually finance their activities with a combination of partner equity and debt financing. The Company is not a guarantor of any debt of its unconsolidated entities or its underlying investments.

4.	RELATED PARTY TRANSACTIONS

The Company has engaged Lennar to provide certain services, support and resources to the Company under a service agreement. Some of the significant services provided by Lennar include payroll, tax, employee benefits, human resources and information technology support. Lennar also provides a license to the Company to utilize fully furnished office space including furniture, cubicles, telephones, computers, printers, copiers and other workspace resources. The Company reimburses Lennar on a monthly basis for all direct costs Lennar incurs for the purchase of tangible equipment, furnishings and supplies that are acquired for the exclusive use of or benefit of the Company. Indirect costs incurred by Lennar for the benefit of the Company under both the service agreement and the license agreement are reimbursed by the Company at a fixed monthly amount agreed to by the parties. Both direct and indirect costs are reflected as general and administrative expenses in the accompanying combined consolidated statements of income and comprehensive income. For the years ended December 31, 2015 and 2014, the Company paid Lennar $8.4 million and $8.8 million, respectively, in direct and indirect costs under the service and license agreements. At December 31, 2015 and 2014, the Company owed Lennar $0.6 million and $0.4 million, respectively, for direct and indirect expenses, which are included in accounts payable—related party in the accompanying combined consolidated balance sheets.

In April 2014, Lennar loaned the Company $1.2 million. The Company used the proceeds of the loan as the first deposit towards the purchase of Venture I’s 12.5% equity interest in Heritage Fields’ parent company. In August 2014, Venture I made a distribution to the Company. The Company used the proceeds of the distribution to repay the partner loan plus approximately $40,000 in interest to Lennar, which has been included in general and administrative expenses in the accompanying combined consolidated statement of income and comprehensive income for the year ended December 31, 2014.

Lennar holds an equity position in both Newhall and Heritage Fields’ parent company. Emile Haddad holds an equity position in Newhall. As a result of these ownership relationships, and the Company’s interests in Newhall and Venture I, all management fee revenues recorded by the Company are generated from related parties.

At December 31, 2015 and 2014, the Company had a receivable due from Heritage Fields of $5.3 million and $3.8 million, respectively. At December 31, 2015, the Company had an insignificant amount due from Newhall and at December 31, 2014, a receivable from Newhall of $0.5 million. These receivables are included in accounts receivable-related party in the accompanying combined consolidated balance sheets and are for certain management fee revenues related to employee benefits and general expense reimbursements that are typically collected within one month of the Company incurring the cost.

The Company entered into a cost sharing agreement in February 2015 related to costs incurred in connection with the Contribution and Sale Agreement discussed in Note 1. The Company is acting as administrative agent for all the parties to the cost sharing agreement, which include Newhall, certain affiliates of Lennar and Venture I. Of the funds the Company has received to administer the cost sharing agreement, as of December 31, 2015, $2.6 million has yet to be expended on the costs incurred by the parties and are included in other current liabilities on the combined consolidated balance sheet.

5.	COMMITMENTS AND CONTINGENCIES

The Company may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. Management believes, the disposition of these other matters would not have a material adverse effect on the Company’s combined consolidated financial condition, results of operations, or cash flows.

6.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the combined consolidated financial statements were reissued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2015 that require adjustments to or disclosure in the Company’s combined consolidated financial statements.

* * * * * *

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(In thousands, except share and per share data)

	March 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash	$3,996	$3,784
Accounts receivable—related party	5,603	5,357
Prepaid expenses and other current assets	332	434

Total current assets	9,931	9,575
UNBILLED MANAGEMENT FEE REVENUES	164	188
INVESTMENTS IN UNCONSOLIDATED ENTITIES (1)	32,063	30,782

Total assets	$42,158	$40,545

LIABILITIES AND CAPITAL AND EQUITY
CURRENT LIABILITIES:
Accounts payable—related party	$546	$594
Accrued employee benefits	6,787	7,090
Other current liabilities	2,816	2,814

Total current liabilities	10,149	10,498
DEFERRED INCOME	8,436	8,708

Total liabilities	18,585	19,206
COMMITMENTS AND CONTINGENCIES (Note 5)
CAPITAL AND EQUITY:
Common stock, par value $0.01 per share (1,000 shares authorized; 100 shares issued and outstanding as of March 31, 2016 and December 31, 2015)	—	—
Retained earnings	113	103
Limited partners’ capital	22,478	20,323
Accumulated other comprehensive loss	(117)	(118)

Total stockholders’ equity and partners’ capital	22,474	20,308
Noncontrolling interest	1,099	1,031

Total capital and equity	23,573	21,339

TOTAL LIABILITIES AND CAPITAL AND EQUITY	$42,158	$40,545

See notes to unaudited condensed combined consolidated financial statements.

(1)	Under certain provisions of Accounting Standards Codification (“ASC”) Topic 810, Consolidation, (“ASC 810”) Five Point Communities, LP is required to separately disclose on its condensed combined consolidated balance sheets the assets of consolidated variable interest entities (“VIEs”) that are owned by the consolidated VIEs and liabilities of consolidated VIEs as to which there is no recourse against Five Point Communities, LP and Five Point Communities Management, Inc. As of March 31, 2016 and December 31, 2015, investments in unconsolidated entities included $23.4 million and $21.9 million, respectively, related to a consolidated VIE.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In thousands)

	2016	2015
MANAGEMENT FEE REVENUES	$4,688	$5,003
GENERAL AND ADMINISTRATIVE EXPENSES	3,796	4,325

Income before equity in earnings of unconsolidated entities	892	678
Equity in earnings of unconsolidated entities	1,339	484

NET INCOME	2,231	1,162
LESS: INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66	24

NET INCOME ATTRIBUTABLE TO THE COMPANY	$2,165	$1,138

NET INCOME	$2,231	$1,162
OTHER COMPREHENSIVE INCOME—EQUITY IN NET ACTUARIAL GAIN ON DEFINED BENEFIT PENSION PLAN OF UNCONSOLIDATED ENTITY	1	—

COMPREHENSIVE INCOME	2,232	1,162
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66	24

COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$2,166	$1,138

See notes to unaudited condensed combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CAPITAL AND EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In thousands, except shares and per share data)

	Shares of Common Stock	Common Stock	Retained Earnings	Limited Partners’ Capital	Accumulated Other Comprehensive Loss	Combined Company	Noncontrolling Interests	Total
CAPITAL AND EQUITY—January 1, 2016	100	$—	$103	$20,323	$(118)	$20,308	$1,031	$21,339
Net income	—	—	10	2,155	—	2,165	66	2,231
Cash contributions	—	—	—	—	—	—	2	2
Other comprehensive income	—	—	—	—	1	1	—	1

CAPITAL AND EQUITY—March 31, 2016	100	$—	$113	$22,478	$(117)	$22,474	1,099	23,573

CAPITAL AND EQUITY—January 1, 2015	100	$—	$83	$16,462	$(115)	$16,430	749	17,179
Net income	—	—	5	1,133	—	1,138	24	1,162
Cash dividends ($50 per common share) and distributions	—	—	(5)	(1,038)	—	(1,043)	(51)	(1,094)

CAPITAL AND EQUITY—March 31, 2015	100	$—	$83	$16,557	$(115)	$16,525	$722	$17,247

See notes to unaudited condensed combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In thousands)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,231	$1,162
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in (earnings) losses from unconsolidated entities, net of distributions received from operations	(1,239)	686
Amortization of straight-line revenues, net	(249)	(249)
Changes in operating assets and liabilities:
Assets	(143)	4,212
Liabilities	(426)	(4,243)

Net cash provided by operating activities	174	1,568

CASH FLOWS FROM INVESTING ACTIVITIES—Investment in unconsolidated entities:	(41)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from cost sharing agreement administration, net	77	956
Cash contributions from noncontrolling interests	2	—
Cash distributions to noncontrolling interests	—	(51)
Cash dividends and distributions	—	(1,043)

Net cash provided by (used in) financing activities	79	(138)

NET INCREASE IN CASH	212	1,430
CASH—Beginning of period	3,784	3,437

CASH—End of period	$3,996	$4,867

See notes to unaudited condensed combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

NOTES TO UNAUDITED CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 AND FOR THE THREE MONTHS

ENDED MARCH 31, 2016 AND 2015

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Five Point Communities, LP (the “Partnership”) is a Delaware limited partnership which was formed on May 8, 2009 and commenced operations on July 25, 2009. The limited partners of the Partnership and respective ownership percentages are Lennar Homes of California, Inc. (“Lennar”), 59.70%, and Emile Haddad, 39.80% (collectively, the “Limited Partners”). The general partner, Five Point Communities Management, Inc., a Delaware corporation (“Management Inc.”), owns 0.5% of the Partnership. As the general partner, Management Inc. has full and complete authority, power and discretion to manage and control the business and affairs of the Partnership. The Limited Partners have no direct voting, management or governance rights.

Management Inc. was also formed on May 8, 2009 and commenced operations on July 25, 2009. The Limited Partners own all of the outstanding shares of Management Inc. Lennar owns 80% of the outstanding shares of Management Inc. and Emile Haddad owns the remaining 20%. Management Inc. is managed by an executive committee comprised of two members, one appointed by Lennar and one appointed by Emile Haddad. All major decisions require the unanimous approval of the executive committee. Management Inc. has no operations other than acting as the general partner for the Partnership and all actions taken by Management Inc. are done in trust solely as nominee for the benefit of the Partnership, and the Partnership is the legal and beneficial owner of any interests held in Management Inc.’s name.

FPC-HF Subventure I, LLC, a Delaware limited liability company (“Subventure”), was formed on July 24, 2014 by the Partnership and certain affiliated officers and directors of Management Inc. to hold an equity interest in FPC-HF Venture I, LLC (“Venture I”), which in turn holds a 12.5% interest in the parent company of Heritage Fields El Toro, LLC (“Heritage Fields”).

The Partnership, Subventure and Management Inc. (collectively the “Company”) provide asset management services to entities that are developing large master planned communities. The Company also owns direct and indirect equity investments in the entities under its management.

On May 2, 2016, the Company entered into a Second Amended and Restated Contribution and Sale Agreement, dated July 2, 2015 (“Contribution and Sale Agreement”). The amendments to the Contribution and Sale Agreement, among other things, no longer conditioned the effective date of the Contribution and Sale Agreement with the completion of an initial public offering by Newhall Holding Company, LLC, renamed Five Point Holdings, LLC (“Five Point Holdings”) and the Contribution and Sale Agreement became effective on May 2, 2016. Pursuant to the Contribution and Sale Agreement and other reorganizational transactions, including the assignments of partnership interests by the Limited Partners to affiliates under common control, 1) the Partnership distributed it equity interest in Subventure to the Limited Partners and Management Inc. In turn, Management Inc. distributed its interest in Subventure to its shareholders; 2) the Partnership amended and restated its limited partnership agreement to, among other things, create and issue two classes of limited partnership interests, Class A and Class B; 3) the Class A limited partners contributed a portion of their Class A partnership interests in the Partnership to Newhall Land Development, LLC’s (“Newhall”) parent company, Newhall Intermediary Holding Company, LLC, renamed Five Point Operating Company, LLC (the “Operating Company”), which is controlled by Five Point Holdings, in exchange for Class A units of the Operating Company and contributed the remaining portion of their Class A partnership interests to Five Point Holdings in exchange for Class A common shares of Five Point Holdings; 4) the shareholders of Management Inc. contributed their shares to the Operating Company in exchange for Class A units of the Operating Company; 5) the Company’s development management agreement with Newhall was terminated; 6) the Company’s development management agreement with Heritage Fields was amended and restated (see Note 2 and 4); 7) certain contributing investors contributed their equity interests in various entities, including the parent company of Heritage Fields, to the Operating Company in exchange for units of the Operating Company; and 8) Venture I contributed its right to 12.5% of any payments earned under the amended and restated development management agreement with Heritage Fields to the Operating Company and to the Partnership, in exchange for units of the Operating Company and Class B limited partnership interests of the Partnership, respectively.

On May 2, 2016, after giving effect to the Contribution and Sale Agreement and the reorganizational transactions, the Operating Company is the sole shareholder of Management Inc. and the outstanding interests of the Partnership were as follows:

	Class A	Class B
Management Inc.	0.5%	—
Operating Company	99.5%	—
Emile Haddad or his assigned affiliate	—	35.0%
Lennar	—	52.5%
Venture I	—	12.5%

Holders of Class B interests are entitled to receive distributions equal to the amount of any incentive compensation payments the Company receives under the amended and restated development management agreement with Heritage Fields (see Note 2) characterized as “Legacy Incentive Compensation”. Holders of Class A interests are entitled to all other distributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combination and Consolidation—The accompanying unaudited condensed combined consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2015. The accompanying condensed combined consolidated financial statements include Management Inc.’s accounts combined with the Partnership’s accounts and the Partnership’s consolidated variable interest entity (“VIE”), Subventure, in which the Partnership is deemed the primary beneficiary, all of which are under common ownership and common management. Investments in unconsolidated entities in which a significant, but less than controlling interest is held and VIEs in which the Partnership is not deemed the primary beneficiary are accounted for by the equity method. All intercompany transactions and balances have been eliminated in consolidation and combination.

Use of Estimates—The preparation of condensed combined consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed combined consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition—The Company has been engaged by both Newhall and Heritage Fields as the development manager in which the Company generally supervises the day-to-day affairs of the entities and the development of the assets of the entities, subject to the decisions and approvals of the respective corporate governing bodies. Additionally, the Company has been engaged as the manager of Venture I, supervising its day-to-day affairs. The Company records management fee revenues over the period in which the services are performed, fees are determinable, and collectability is reasonably assured. Under the Company’s development management agreements with Newhall and Heritage Fields, the Company earns an annual fee that typically increases annually based on contractual terms. The Company records revenues from the annual fees ratably over the contract period using the straight-line method. Per the terms of the Company’s management agreement with Heritage Fields, the Company receives additional compensation equal to the actual general and administrative costs incurred by the Company’s Heritage Fields project team. Acting as a principal, the Company records management fee revenues from general and administrative cost reimbursement in the period the Company incurs such general and administrative costs. For the three months ended March 31, 2016 and 2015, the Company recorded management fee revenue of $2.0 million and $2.4 million, respectively, related to reimbursement of costs of the Heritage Fields project team. The Heritage Fields management agreement also contains certain management incentive compensation fee provisions based on the performance of Heritage Fields and other non-monetary milestones. As described in Note 3, in 2014 the Company sold the right to a portion of the future incentive compensation fees for non-cash consideration valued at $10.2 million and deferred the income. The Company amortizes the income using the straight-line method over the expected term of the Heritage Fields development management agreement.

On May 2, 2016, the Company’s management agreement with Heritage Fields was amended and restated to among other things, (i) extend the initial term until December 2021 with up to five years of additional renewal periods; (ii) characterize incentive compensation as Legacy Incentive Compensation and Non-Legacy Incentive Compensation; (iii) provide that Legacy Incentive Compensation consists of (a) $15.2 million dollar payment made to the Management Company on May 2, 2016; (b) $43.1 million expected to be paid in January 2017; and (c) up to an additional $9.0 million in payments contingent upon the performance of the Company; and (iv) define that Non-Legacy Incentive Compensation is comprised of all other incentive compensation payments.

Transaction and Organization Costs—In connection with the Contribution and Sale Agreement described in Note 1, the Company has incurred $0.1 million during the three months ended March 31, 2016 in transaction and organizational costs that are included in general and administrative expenses in the accompanying condensed combined consolidated statement of income. The Company did not incur any transaction and organizational costs during the three months ended March 31, 2015.

Accounting Standards Updates—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018 for nonpublic entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. Since the issuance of ASU No. 2014-09, the FASB has issued several additional ASUs that clarify or affect the guidance in ASU No. 2014-09. The effective dates and transition requirements are the same in each case as those for ASU No. 2014-09. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its condensed combined consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments in this ASU (i) provide a definition of the term substantial doubt, (ii) require an evaluation every reporting period including interim periods, (iii) provide principles for considering the mitigating effect of management’s plans, (iv) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (v) require an express statement and other disclosures when substantial doubt is not alleviated, and (vi) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard to have a material impact on its combined consolidated financial statements for the year ending December 31, 2016.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU No. 2015-02”). ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are VIEs, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. The Company adopted the amendments of ASU No. 2015-02 for the interim period ending March 31, 2016, and the adoption did not have a material effect on the Company’s condensed combined consolidated financial statements. In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are Under Common Control. ASU No. 2016-17 modifies the guidance in ASC 810 that was amended by ASU No. 2015-02. The guidance in ASU 2016-17 and ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2017. The adoption of ASU No. 2016-17 and ASU No. 2015-02 are not expected to have a material effect on the Company’s condensed combined consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”). ASU No. 2016-02 supersedes ASC Topic 840, Leases and requires the recognition of assets and liabilities arising from lease transactions on the balance sheet and the disclosure of key information about leasing arrangements. The guidance in ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and for years beginning after December 15, 2019 for nonpublic business entities. ASU No. 2016-02 allows early application and requires a modified retrospective transition method. The Company expects to adopt the guidance in ASU 2016-02 on January 1, 2019 and is currently assessing the impact this guidance will have on its condensed combined consolidated financial statements.

In August 2016, the FASB issued No. ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of ASU No. 2016-15 is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The amendments add or clarify guidance on eight cash flow issues:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

ASU No. 2016-15 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. For all other entities, ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2018. The Company does not expect the planned adoption on January 1, 2019 to have a material impact on the Company’s financial statements.

3.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company’s investments in unconsolidated entities reported on the equity method at March 31, 2016 and December 31, 2015 are as follows:

	Ownership	Carrying Value
		March 31,	December 31,
		2016	2015
		(in thousands)
Newhall	2.48%	$8,670	$8,848
Venture I	8.9%	23,393	21,934

		$32,063	$30,782

Newhall is a land developer of master planned communities in northern Los Angeles County, California. Newhall is governed by a board of seven managers, of which the Company’s chief executive officer (or equivalent officer) is designated as one of the managers. Therefore, the Company has significant influence, but does not have a controlling interest in Newhall and accounts for its investment under the equity method of accounting.

Venture I is a joint venture with an unrelated third party (the “Joint Venture Partner”) that was formed in 2014 for the purpose of holding a 12.5% interest in the parent company of Heritage Fields. In consideration for the Company’s cash contribution of $0.5 million and non-cash contribution of the right to 12.5% of its future incentive compensation fees earned under its development management agreement with Heritage Fields, the Company received an 8.9% interest in Venture I recorded at fair value, with the remaining 91.1% interest held by the Joint Venture Partner. The Company’s sale of 12.5% of the future incentive compensation fees has been deferred, given the significant continuing involvement of performing under the development management agreement.

GAAP requires the consolidation of VIEs in which an enterprise has a controlling financial interest. Venture I is a VIE, however the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance is shared. While the Company manages the day-to-day affairs of Venture I, an executive committee made up of equal representatives from each member must agree on major decisions that most significantly impact economic performance. Therefore, the Company as one of the two members has shared power and accounts for its ownership under the equity method of accounting.

Summarized condensed financial information of the Company’s unconsolidated entities that are accounted for by the equity method was as follows (in thousands):

Statements of Operations

	Three Months Ended March 31,
	2016	2015
Revenues	$4,498	$5,824
Costs and expenses	12,037	10,401
Equity in earnings of unconsolidated entities	8,218	5,584

Net income	$679	$1,007

Company’s share of net income	$1,239	$414
Elimination of proportionate management fee expense	100	70

Company’s equity in earnings from unconsolidated entities	$1,339	$484

Income/(loss) is allocated to the Company for its share of Newhall’s earnings on a pro rata basis based upon ownership interest percentage while income/(loss) is allocated between the Company and the Joint Venture Partner using the hypothetical liquidation at book value (“HLBV”) method of accounting. For the three months ended March 31, 2016, the Company’s share of combined net income of the unconsolidated entities exceeded the combined net income of the unconsolidated entities as a result of net income for Venture I being offset by a net loss from Newhall.

Balance Sheets

	March 31, 2016	December 31, 2015
Assets:
Cash and cash equivalents	$116,114	$108,667
Inventories	269,119	259,872
Other assets	53,168	73,322
Investment in unconsolidated entity	156,140	147,449

Total assets	$594,541	$589,310

Liabilities and members’ capital:
Accounts payable and other liabilities	$89,208	$85,530
Debt	—	—
Members’ capital	505,333	503,780

Total liabilities and members’ capital	$594,541	$589,310

As of March 31, 2016 and December 31, 2015, the Company’s share of Venture I’s members’ capital determined under HLBV pursuant to the terms of Venture I’s operating agreement was $23.4 million and $21.9 million, respectively.

The entities in which the Company has investments usually finance their activities with a combination of partner equity and debt financing. The Company is not a guarantor of any debt of its unconsolidated entities or its underlying investments.

4.	RELATED PARTY TRANSACTIONS

The Company has engaged Lennar to provide certain services, support and resources to the Company under a service agreement. Some of the significant services provided by Lennar include payroll, tax, employee benefits, human resources and information technology support. Lennar also provides a license to the Company to utilize fully furnished office space including furniture, cubicles, telephones, computers, printers, copiers and other workspace resources. The Company reimburses Lennar on a monthly basis for all direct costs Lennar incurs for the purchase of tangible equipment, furnishings and supplies that are acquired for the exclusive use of or benefit of the Company. Indirect costs incurred by Lennar for the benefit of the Company under both the service agreement and the license agreement are reimbursed by the Company at a fixed monthly amount agreed to by the parties. Both direct and indirect costs are reflected as general and administrative expenses in the accompanying condensed combined consolidated statements of income and comprehensive income. For the three months ended March 31, 2016 and 2015, the Company paid Lennar $1.7 million and $3.8 million, respectively, in direct and indirect costs under the service and license agreements. At March 31, 2016 and December 31, 2015, the Company owed Lennar $0.5 million and $0.6 million, respectively, for direct and indirect expenses, which are included in accounts payable—related party in the accompanying condensed combined consolidated balance sheets.

Lennar holds an equity position in both Newhall and Heritage Fields’ parent company. Emile Haddad holds an equity position in Newhall. As a result of these ownership relationships, and the Company’s interests in Newhall and Venture I, all management fee revenues recorded by the Company are generated from related parties.

At March 31, 2016 and December 31, 2015, the Company had a receivable due from Heritage Fields of $5.6 million and $5.3 million, respectively, included in accounts receivable-related party in the accompanying condensed combined consolidated balance sheets and are for certain management fee revenues related to employee benefits and general expense reimbursements that are typically collected within one month of the Company incurring and paying the cost. At March 31, 2016 and December 31, 2015, the Company had an insignificant amount due from Newhall.

The Company entered into a cost sharing agreement in February 2015 related to costs incurred in connection with the Contribution and Sale Agreement discussed in Note 1. The Company is acting as administrative agent for all the parties to the cost sharing agreement, which include Newhall, certain affiliates of Lennar and Venture I. Of the funds the Company has received to administer the cost sharing agreement, as of March 31, 2016 and December 31, 2015, $2.7 million and $2.6 million, respectively, has yet to be expended on the costs incurred by the parties and are included in other current liabilities on the condensed combined consolidated balance sheet.

5.	COMMITMENTS AND CONTINGENCIES

The Company may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. Management believes, the disposition of these other matters would not have a material adverse effect on the Company’s condensed combined consolidated financial condition, results of operations, or cash flows.

6.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 21, 2016, the date the condensed combined consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to March 31, 2016 that require adjustments to or disclosure in the Company’s condensed combined consolidated financial statements.

* * * * * *

Appendix I

MARKET OVERVIEW

This “Market Overview” section is based on a market study that was prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC, based on the most recent data available as of November 30, 2016. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This “Market Overview” section contains forward-looking statements which are subject to uncertainty. See “—About this Market Overview.”

Housing Outlook

The success of all large-scale housing projects depends partially on factors beyond the control of the developer, such as the economy, interest rates and government policies. While nobody can confidently predict the future, JBREC believes that the consensus view for the next several years is that:

•	the U.S. economy will continue to experience positive job growth between approximately 1.0% and 2.0% annually, which compares to an average of 1.7% year-over-year growth since 2011;

•	30-year fixed rate conforming mortgage rates will rise modestly from the current levels of 4.0% to an average of 4.6% during 2018; and

•	government policies will not change significantly, other than a moderate loosening of historically strict mortgage lender documentation requirements. Our view may change, however, when the President-elect formalizes his administration’s position related to the government mortgage oversight departments of Housing and Urban Development (HUD), which oversees FHA, and the Federal Housing Finance Agency (FHFA), which oversees Fannie Mae and Freddie Mac. The near-term reaction to the election to date has been a rise in mortgage interest rates by 0.50%.

If these predictions and government policies prove true, JBREC expects national home prices to continue appreciating through 2018, despite the fact that job growth is expected to ease over that time period. JBREC summarizes select local market outlooks later in this report.

National Housing Market

The national housing market continued to accelerate through 2015 and has continued that upward trend through the first nine months of 2016, as several regions of the country experienced a rise in new home sales volume. According to the U.S. Census Bureau and the National Association of Realtors, growth in new home sales volume outpaced growth in existing home sales volume from 2011 through 2015, increasing 64% versus 23% for existing home sales. As of September 30, 2016, new single-family home sales had increased 12% year-over-year on a rolling 12-month non-seasonally adjusted basis compared to a 3% increase for existing home sales (note that new home sales data can be volatile and subject to revision). Additionally, single-family housing permits increased by 8% to 736,100 on a year-over-year non-seasonally adjusted basis in the twelve months ended September 30, 2016.

In addition to sales volumes, home prices also continued to increase, albeit at a moderate pace compared to prior years of the housing recovery. The median resale home price increased by approximately 6% in both 2014 and 2015 following an 11% increase in 2013, according to data compiled by the National Association of Realtors. As of September 30, 2016, median resale home prices, which can be influenced by the mix of homes sold, had increased 6% year-over-year on a non-seasonally adjusted basis.

Strong housing markets have historically been associated with favorable affordability, a healthy domestic economy generating job growth, positive demographic trends such as population growth and household formation, low mortgage rates, an increase in renters who qualify as homebuyers, and/or locally based dynamics such as higher housing demand relative to housing supply. Many housing markets across the United States are now experiencing a number of these positive trends. Relative to long-term historical averages, data compiled by the U.S. Bureau of Labor Statistics (the “BLS”) and the U.S. Census Bureau shows that the U.S. economy is creating significantly more jobs than total homebuilding permits issued. Also, the inventory of resale and new unsold homes is low compared to the elevated levels experienced during the soft housing market of 2007-2012 historical averages. Affordability remains favorable nationally, with a median income buyer in September 30, 2016 having to pay 27.0% of their income to purchase a home at the September 30, 2016 median home price. On average over the past 30 years, the median income household would pay 28.9% of their income to purchase a home at the prevailing median price.

The U.S. housing market is in Phase 3 of a housing recovery, as described below:

•	Phase 1—Job growth begins, which drives an increase in household formations. It typically takes a significant amount of time for the economy recovers all of the lost jobs, and housing occupancy returns to normal. Most new households choose to rent, and the more affluent renters become homeowners when they have the savings, credit and confidence to do so.

•	Phase 2—Price declines end and appreciation returns to the point where home building has the potential to become profitable again in outlying areas, and purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and great affordability fuel demand for new homes.

•	Phase 3—Strong demand and limited supply lead to considerable price appreciation in land-constrained markets where supply cannot meet demand. In markets with sufficient land supplies, resurgence in construction activity occurs to meet demand. Price appreciation eventually allows homeowners whose homes decreased in value to sell their existing homes and potentially purchase new homes. Land prices and new home construction costs increase due to limited supply of finished lots and labor shortages.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•	Non-seasonally adjusted residential construction starts as measured by the U.S. Census Bureau through the twelve months ended September 30, 2016 were at 1,142,900 units. This represents a 62% recovery from the December 2009 low to a more normal level of 1.5 million annual starts, which is comparable to housing starts in 2000, a year that is reflective of a more stable market. On a non-seasonally adjusted basis, a total of 1,177,800 single- and multi-family homebuilding permits were issued in the twelve months ended September 30, 2016, representing a 105% increase from 574,400 permits at the low in 2009.

•	On a non-seasonally adjusted basis, existing home sales reached 5,381,000 transactions through the twelve months ended September 30, 2016 as measured by the National Association of Realtors. This volume is well above the June 2011 low of 4,013,000 transactions. JBREC considers 4.9 million transactions a stable volume based on the ratio of existing home sales activity per household during the late 1980s and 1990s, when the resale housing market was in a more balanced environment and many economic variables were near historical averages.

•	On a non-seasonally adjusted basis, new home sales were at 553,000 transactions in the twelve months ended September 30, 2016 as measured by the U.S. Census Bureau, representing a 51% recovery to a typical level of 800,000 annual transactions. JBREC estimates 800,000 transactions to be a stable level based on new home sales activity during the late 1980s and 1990s, when the new home market was in a more balanced environment and many economic variables were near historical averages. On a non-seasonally adjusted basis, new home sales had fallen to a recent low of 295,000 transactions in the twelve months ended April 2011 before staging a slow recovery.

•	Home affordability for the nation as measured by the Burns Affordability IndexTM reached very favorable levels during the housing downturn as prices and mortgage rates declined. JBREC’s Burns

Affordability IndexTM compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. Rising prices have already increased the cost of housing relative to incomes of U.S. homebuyers, and this trend is likely to continue over the next few years. When combined with rising mortgage rates, affordability measures will move closer to their historical median level measured from 1985 to 2015. However, JBREC expects affordability to remain better than this median level through 2018 assuming that mortgage rates rise modestly.

Demand Factors

Job growth is the most important factor for a healthy housing market. After significant losses from 2008 through 2010, the year-over-year recovery of jobs resumed in 2011 and has been steadily trending higher. The rate of job growth has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. As of September 30, 2016, year-over-year employment gains totaled 2.5 million. JBREC forecasts 2.6 million jobs will be created in 2016, 1.9 million in 2017 and 1.1 million in 2018, representing eight consecutive years of job growth.

According to data compiled by the U.S. Census Bureau and the BLS, there are currently 1.9 jobs being created for each new homebuilding permit. A balanced ratio in a stable market is one homebuilding permit issued for every 1.1 to 1.5 jobs created. After declining significantly during the national recession when employment growth was negative, the jobs to permits ratio has increased and remained above 2.0 every month except two (including the most recent month) since mid-2011, due to a rise in employment growth coupled with historically low homebuilding permit levels. Over time, JBREC expects the relative excess job growth to homebuilding permits to boost consumer confidence and new home sales, which would in turn drive increased construction activity. Forecasted population and household growth through 2018 are also expected to support demand for new housing.

After decreasing to 4.0 million existing home sales transactions in 2011 from a peak of nearly 7.1 million transactions six years prior, non-seasonally adjusted existing home sales reached nearly 5.4 million transactions through the twelve months ended September 30, 2016 according to the National Association of Realtors. A lack of inventory throughout 2014 and 2015 limited sales activity in the existing home market, and JBREC expects resale sales volume will remain relatively stable through 2018. The share of sales that were for investment purposes remained relatively high at nearly 23% in the third quarter of 2016, which represents a slight decrease from a year ago based on JBREC estimates using data from CoreLogic, a third party data provider that aggregates home sales data from public filings. Rising non-investor activity should offset falling investor activity.

JBREC’s projected job growth increases from 2016 to 2018 should support sales of the anticipated rising new home supply, which is coming off historical lows. New single-family home sales transactions reached a trough in 2011, at 306,000 homes sold, according to the U.S. Census Bureau, and JBREC forecasts new home sales will rise to 628,000 sales by 2018. The new home market currently had only 243,000 units of supply as of September 30, 2016, well below the peak of 570,000 units in August 2006. JBREC expects construction levels to increase as home prices rise.

Supply Factors

JBREC forecasts continued improvement in new residential construction activity, led largely by increasing single-family permit activity. Minimal residential land entitlement processing and development occurred during the prolonged housing downturn (2007 through 2012), and the supply of finished, or even approved, lots remains relatively limited in many markets. As such, a lag in the delivery of new finished residential lot supply is one contributing factor to the slow rate of growth in new home construction, especially in markets with lengthy entitlement approvals processes, such as California.

Since JBREC forecasts 2018 to be the ninth consecutive year of economic growth, the historical average of recoveries is 5.5 years going back to 1950s, and JBREC assumes the current recovery will be the longest on record dating back that far. JBREC expects that some sectors of the economy will cool, resulting in a more modest increase in home sales and construction starts.

The number of existing homes available for sale has remained below equilibrium levels, typically considered to be 5.0 to 6.0 months of supply.

Estimated months of supply is the number of months needed to deplete existing supply based upon the prior 12 months listings and sales data. As of September 30, 2016, there were 4.5 months of resale inventory on the market nationally, which is well below the peak level and below the average of 6.7 months of supply over the past 30 years. This means that there currently is an imbalance of more buyers than sellers, which could result in price appreciation and mortgage payment increases in excess of income growth.

Existing home inventory varies according to conditions within each metropolitan area. Employment growth, household growth, home price appreciation and foreclosure activity are just a few factors affecting the number of listings and the pace of existing home sales that are the drivers for the calculation of the months of supply of inventory. Many metropolitan areas continue to exhibit low levels of resale supply which can restrict resale sales, while also boosting consumers’ interest in the new home sector.

The number of homes entering the foreclosure process is declining, with the percentage of non-performing loans nearing historical levels. As of the end of the second quarter of 2016, approximately 2.4 million mortgage loans, or 6.3% of all mortgage loans (measured by loan count based on Mortgage Bankers Association data capturing approximately 80% of all mortgages) in the nation, are in some level of non-performance. For comparison, non-performing mortgages peaked at 15.0% in the fourth quarter of 2009 and have a historical median of 5.9% since 1979. Shadow inventory, defined as mortgages that are at least 30+ days past due or in the foreclosure process, has been trending lower since 2009 but remains above normal inventory levels of 1.1 million units. JBREC estimates 800,000 units of excess shadow inventory as of the end of the second quarter of 2016. This supply is likely to be sold or liquidated over the next several years. Much of the shadow inventory is concentrated in judicial foreclosure states, where the requirement of court involvement has slowed the clearing process. California is not one of those states.

Affordability

Affordability in the existing home market is at historically favorable levels nationally when looking back over the last 30 years. The ratio of annual housing costs for the median-priced resale home to the median household income reached a 30+ year low in 2012. Due to rising mortgage rates coupled with home price appreciation, and offset by weak income growth, affordability conditions started to weaken nationally in the second half of 2013. JBREC expects affordability will weaken gradually in the coming years as both home prices and mortgage rates increase. However, JBREC anticipates that affordability levels will remain slightly better than historic levels. While affordability conditions vary by metropolitan area, most markets have already experienced their most favorable historical affordability during this cycle and are edging towards normal affordability.

After declining 27% from 2007 to 2011, home prices in the United States have been moving higher according to our Burns Home Value Index™. Home prices rose 5.5% in the twelve months ending December 2014, and 6.4% in the twelve months ending December 2015. Further home price appreciation will likely be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term based on JBREC’s review of interest rate futures. JBREC assumes that the average 30-year fixed rate conforming mortgage will rise modestly from 4.0%
currently to an average of 4.6% during 2018. Significantly higher or lower rates would change JBREC’s outlook dramatically.

Trends in Entitlement Processing

Since the demand for residential lots began to accelerate in 2012-2013, the general trend in entitlement processing has been for local jurisdictions to apply more scrutiny towards new development, especially if environmental issues and land use changes are involved. Delays and uncertainty in project approvals are ever more prevalent.

The federal, and in some cases, individual state governments’ increasing involvement and influence in local land use processes is affecting the timing and complexity of many land development project approvals. In turn, local governments struggle to keep up with added mandates and changing interpretation of existing mandates from above. The uncertainty in how to correctly implement state and federal development and environmental regulations, and the increased costs of that implementation affect local planning agencies, who are also faced with changing trends in land use, staff/workload imbalances and budget constraints.

Across many parts of the country, land developers are also struggling in their own efforts to effectively entitle projects. While many developers report some success in re-staffing efforts, as of late they also report a smaller talent pool to choose from due to the diffusion of personnel into other industries during the protracted downturn. As development opportunities trend toward smaller projects, more often involving redevelopment and reuse of existing sites, developers are challenged with managing more individual projects, each with increased complexities.

Trends in Land Development Costs and Availability of Labor

Nationally, JBREC concludes that general land development (material and labor) costs have increased by approximately 3.0% over the past year and approximately 11% to 14% over the past five years. Generally, common and skilled labor have been available to private-sector land development, with the “hottest” land development markets showing the most labor constraints and development and construction, as would be expected.

In these hottest markets, the growing trend for common and skilled labor not to be able to afford to live in proximity to their workplace affects both development cost and labor availability.

Expected Market Trends. Moderate price appreciation should occur over the near term due to the following factors:

•	Demand and Supply—Demand is growing faster than new home supply is being added to the market, which is helping to reduce the excess existing supply in the market, if any. With a lower level of excess supply, JBREC expects home prices will rise in many markets, as there will increasingly be multiple buyers competing for every house for sale.

•	Affordability—Better than average affordability makes it easier for buyers to pay higher prices for homes, so long as mortgage rates remain historically low and credit availability remains or improves from current levels.

•	Investment—Over the past few years, international investors have sensed an attractive opportunity to buy U.S. real estate for reasons that include economic and political uncertainty in their home countries as well as currency valuations. International investor activity has declined recently but remains elevated. Further, although the large institutional investors have substantially tapered their acquisitions of single family homes for rentals, these larger investors as well as local investment groups still see an opportunity to buy homes, helping to support higher home prices in some markets.

Risk Factors. JBREC has articulated the primary assumptions driving its outlook, which could indeed turn out differently. Here are some of the major assumptions JBREC has considered:

•	The housing market is experiencing only a modest level of activity from entry-level buyers due to a lack of savings, high student loan debt, weak credit histories and income growth that has lagged job growth. JBREC believes entry-level buying could begin to grow moderately as the sizeable population of those born in the 1980s and 1990s reach their peak buying years.

•	Fewer current homeowners are purchasing homes due to the high loan-to-value ratios of their existing loans. The number of current homeowners able to gain sufficient equity to move will grow over time.

•	Many homeowners who have refinanced their mortgages at lower rates will be psychologically “locked-in” to their current residence as mortgage rates rise. This will hurt sales volumes over time.

•	The national economy could grow much faster or slower than JBREC expects.

•	Mortgaged homes will continue to go through the foreclosure process and will likely be sold under duress, albeit at levels well below the peak of 1.6 million foreclosures in 2009. Should these distressed sales experience an increase, price appreciation could ease. Foreclosure policies and laws could change.

•	Mortgage rates could increase above JBREC’s expectations, which could slow home sales rates and limit price appreciation. Conversely, rates could remain flat or fall, which could result in improved sales and price appreciation.

•	The implementation of qualified mortgage and qualified residential mortgage rules in the Dodd Frank Wall Street Reform and Consumer Protection Act is making mortgages more difficult to obtain for some borrowers. Rules regarding income documentation and demonstrating buyers’ abilities to repay are reportedly preventing some self-employed or commission-based people from qualifying. The “qualified mortgage” definition requires a 43% or lower back-end debt-to-income ratio, which is generally more accommodative than the definition in the early 1990s. Note however that loans eligible to be purchased by Fannie Mae and Freddie Mac or to be insured by the government through the Federal Housing Administration (FHA), the Department of Veterans Affairs (VA), the U.S. Department of Agriculture (USDA) or the Rural Housing Service (RHS) are currently exempt. This exemption will expire when Fannie Mae and Freddie Mac are removed from conservatorship (or receivership, should the entities be placed into receivership). The exemption for loans insured by the government will expire on the date that each agency’s own qualified mortgage rule for mortgages that it insures becomes effective if each agency decides to issue its own qualified mortgage rule. The exemption would also expire if none of those events occurs within seven years after the Consumer Financial Protection Bureau’s rule becomes effective (January 2021). JBREC has assumed that 43%+ debt-to-income loans will continue to be made at the same pace as today.

•	Development and building costs are rising, negatively impacting homebuilder profits and builders’ willingness to start additional homes. JBREC assumes that builders will be able to increase prices and adjust home sizes and features as needed to offset rising costs, resulting in little impact on construction volumes.

•	JBREC assumes no other significant events impact housing demand and supply. The list of possible events impacting the economy, real incomes, asset values and the confidence to take on a 30-year mortgage is long and difficult to summarize.

Conclusion. In summary, JBREC believes the outlook for the housing market is favorable as a result of several factors, including the following:

•	Demand is strong. Job growth exceeds permit issuance by a ratio of 2.1 to 1, and pent-up household formation demand is large.

•	Supply is low. Resale inventory is below the historical average months of supply, and new home inventory and construction are far below historical averages.

•	Affordability is historically favorable nationally. With mortgage rates around 4.0% at the end of November 2016 according to Freddie Mac, and home prices in many markets back to levels last seen in 2003 as measured by a variety of indices, including the Burns Home Value IndexTM, homeownership remains an attractive financial option, with the recent increase in mortgage rates impacting the still favorable affordability conditions somewhat.

CALIFORNIA HOUSING MARKET

State Overview

The California economy is very diverse and primarily driven by agriculture, tourism, military operations, trade, technology and real estate. Northern California is home to Silicon Valley, where many of the largest technology companies in the world are headquartered. In addition, according to The Brookings Institute, the Northern California region includes a handful of cities with the highest per capita GDP in the world. The Central Valley of California covers an area over 22,000 square miles and produces more than half the United States’ vegetables, fruits and nuts. Drought conditions currently threaten the economic outlook of Central California. Southern California, and primarily San Diego, is home to some of the largest military bases in the country and many of the world’s leading defense products companies. Many residents prefer to live near the 800+ miles of coastline in the state, keeping real estate prices amongst the highest in the nation. The proximity to Asia also drives both tourist and trade activity across the Pacific Ocean.

JBREC looks at the balance of housing demand and supply two ways:

1) The Need for More Housing—As long as a market has below average housing vacancy levels, and total employment that is at or near peak levels, the demand for more homes is best illustrated by employment growth, and the supply is best illustrated by building permits. Both data sets are relatively reliable compared to other possible data sets, and new employment represents additional adults who need and can afford housing. The employment growth-to-permit ratios during 2015 for Los Angeles, Orange County and the Bay Area Counties were all above the national average, suggesting there is a need for more housing.

An alternative method to measure the need for more housing is the ratio of employment growth-to-households. For the Bay Area Counties, Los Angeles and Orange County, the ratios are quite high (1.61, 1.28 and 1.48, respectively) because so many employees commute from other areas, and JBREC believes these ratios are useful for determining housing equilibrium. To maintain its 1.61 employment-to-household ratio, the Bay Area Counties need to add 1,000 housing units for every 1,610 new employees. In 2015, the employment growth-to-building permit ratios far exceeded employment growth-to-households ratios, supporting strong home price appreciation through demand that exceeds supply. The latest data shows:

Market	2015 Employment Growth-to-Permit Ratio	2015 Total Employment-to- Household Ratio
United States	2.61	1.18
Bay Area Counties	8.78	1.61
Los Angeles	3.66	1.28
Orange County	4.38	1.48

Sources: U.S. Census Bureau, BLS, John Burns Real Estate Consulting, LLC (Pub: Nov-16)

Note: Employment growth-to-permit ratio is calculated by dividing the total number of new employees added in 2015 by the total number of residential permits issued in 2015. Employment-to-household ratio is calculated by dividing the total number of employees added in 2015 by the total number of households formed in 2015.

2) Buyer / Seller Imbalances—The other measure of demand and supply compares the number of active home buyers and sellers. When there are many more buyers than sellers, prices trend up, and vice versa. This balance is best measured by the months of supply on the market. Nationally, over the last 30 years, home prices have appreciated 1.1% faster than inflation while there was an average of 6.7 months of supply of resale homes on the market. In coastal California and other areas, prices have appreciated faster than average due primarily to home builders’ inability to supply enough new homes to meet the demand, resulting from land shortages and lengthy entitlement times. Falling mortgage rates over that time period have also contributed to rising prices.

Market	2015 Estimated Months of Resale Supply	2015 Real Appreciation	2006-2015 Average Estimated Months of Resale Supply	1985-2015 Average Annual Real Appreciation
United States	4.8	5.7%	7.3	1.1%
Bay Area Counties	1.3	12.7%	2.6	3.8%
Los Angeles	3.2	6.2%	5.2	2.6%
Orange County	3.5	4.1%	4.3	2.5%

Source: National Association of Realtors; CoreLogic; John Burns Real Estate Consulting, LLC (Pub: Nov-16).

Coastal California Housing Overview

The coastal California economies of the Bay Area Counties, Los Angeles and Orange County have experienced a transition over the decades to become permanently more expensive places to live, as housing demand has outstripped supply over that time period. Overall income growth in the larger coastal cities has been strong, as affluent households have moved in, while many less affluent households have relocated due to high housing costs. Even with relatively high incomes and strong income growth, residents have opted to pay a high percentage of their income to live in these markets versus relocating elsewhere. Coastal California home prices and housing costs as a percentage of income have been higher than U.S. averages for years. The high housing costs are one contributing factor of lower homeownership rates in these coastal markets. Key statistics are as follows:

Market	2015 Homeownership Rate	2015 Price-to-Income Ratio	30 Year Avg. Price-to-Income Ratio	2015 Housing Cost-to- Income Ratio	30 Year Avg. Housing Cost-to- Income Ratio
United States	63.7%	4.1	3.7	26.9%	30.2%
Bay Area Counties	56.3%[1]	11.2	8.6	67.5%	64.7%
Los Angeles	49.1%[2]	8.7	6.5	53.2%	49.5%
Orange County	49.1%[2]	8.5	6.5	51.1%	48.6%

Sources: U.S. Census Bureau, John Burns Real Estate Consulting, LLC (Pub: Nov-16). Price-to-income ratio is a calculation of median resale home price divided by median household income. Housing cost-to-income ratio is a calculation of monthly housing costs divided by median household income.

Notes: Homeownership data is only available for the top 75 metropolitan statistical areas in the country, and is not available at the metropolitan division or county level. 1) Bay Area Counties data is for the San Francisco-Oakland-Hayward, CA MSA. 2) Los Angeles and Orange County data is for the Los Angeles-Long Beach-Anaheim, CA MSA.

California Trends Impacting Housing

In addition to the decades-long housing demand and supply trends, two more recent trends have been driving stronger than usual housing demand. They are:

Technology—Many of the worldwide thought leader companies in software and internet technology, and the venture capital firms that fund them, are concentrated in the Silicon Valley area. This technology corridor, which includes major corporations such as Google, Apple and Facebook, runs from San Francisco in the north to San Jose in the south. Large tech companies are expanding into the Bay Area Counties where their employees want to live, and other companies such as salesforce.com have made huge investments in relocating to the Bay

Area Counties by leasing 1.4 million square feet in a new building. Southern California also has a growing technology industry in both Los Angeles and Orange County. Technology jobs typically pay above the average income and, when mixed with supply constrained markets, are putting upward pressure on home prices and rents.

After peaking in the third quarter of 2015, venture capital funding for technology companies has been less stable, with the 4-quarter rolling total trending downward for the past four quarters. Uncertainty about funding has caused high wage tech growth to ease.

Asian Connection—The two most populous countries in the world, China (1.38 billion people) and India (1.30 billion people), have experienced tremendous economic growth over the last few decades, and many of their newly affluent individuals seek to own real estate in the United States. There is a strong preference to purchase housing in San Francisco, San Jose and Irvine where large Chinese and Indian communities already live. Foreign buyer purchases have eased somewhat over the past year, but overall demand remains elevated.

Further evidence of Chinese interest in U.S. real estate can been seen in air travel from China to California, which has grown dramatically over the past three years following the recovery of the global economy. Los Angeles International Airport and San Francisco International Airport have seen tremendous growth in passenger traffic.

Source: Bureau of Transportation Statistics (Data: Apr-16). Y-axis shows trailing twelve month total number of passengers.

Data from the U.S. Department of Homeland Security also points to other foreign interest in moving to California. In 2014, the most recent data available, the Los Angeles-Long Beach-Santa Ana Core Based Statistical Area (CBSA), saw the second highest number of people obtaining permanent resident status in the country (80,527 people) while the San Francisco-Oakland-Fremont CBSA saw the seventh highest in the country (32,904 people). The continued strength of the technology industry and Asian investment in the United States play important roles in housing demand in these coastal California housing markets. If the technology industry or Asian investment were to ease, the local economies and home sales in coastal California markets could be negatively impacted.

San Francisco, CA (Three Counties) Housing Market Overview (Bay Area Counties)

(Marin County, San Francisco County, and San Mateo County. Note all instances of “Bay Area Counties” throughout this section refer to these three counties unless otherwise mentioned)

The Bay Area Counties market is composed of Marin, San Francisco and San Mateo counties and is located in the Bay Area of Northern California. According to the U.S. Census Bureau, 1.9 million people live in these three counties. The Bay Area Counties market is a mature market and largely developed in core locations. Very limited land supply and a challenging land planning and approval environment severely restricts the supply of new homes. Homebuyers typically evaluate opportunities to buy higher density product closer to the city centers or commute from outlying locations for relative affordability and detached homes.

The Bay Area Counties’ housing fundamentals continue to be favorable, which bodes well for future price appreciation in this market over the next two to three years. The housing fundamentals of the Bay Area Counties have shown substantial improvement since a low point in 2009, based largely on very low housing supply currently in the market and continued buyer demand, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals to date is the result of improving job growth, low resale supply levels and the turning of the business cycle. The affordability fundamentals are somewhat worse than average, as rising home prices have more than offset declining mortgage rates and income growth. Although overall housing fundamentals should remain favorable through 2018, they are expected to weaken steadily each year as home price and interest rate increases are expected to continue to outpace income growth.

Payroll employment for the Bay Area Counties reached 1,208,600 as of September 30, 2016, a 2.6% increase over the prior twelve months. Job growth resumed in 2011 after the metropolitan area lost 57,500 jobs, or 5.6% of employment, between 2009 and 2010. From 2011 through 2015, the metro added roughly 203,500 jobs. JBREC expects job growth to remain high in 2016 with approximately 35,000 new positions to be added, followed by 23,200 in 2017 and 11,000 in 2018. JBREC is assuming a slowdown in the technology industry, which will result in slower job growth moving forward. JBREC believes this is a more conservative assumption than consensus. Note that at 11,000 jobs, job growth should still exceed construction levels.

The largest employment sector in the Bay Area Counties as measured by the BLS is the Professional & Business Services sector (24.7%), followed by the Trade, Transportation & Utilities sector (14.2%), the Education and Health Services sector (13.0%) and Leisure and Hospitality sector (12.9%). Kaiser Permanente, Genentech Inc., Oracle Corp., University of California, Facebook and Wells Fargo are just a handful of the largest employers in the Bay Area

Counties. San Mateo County is home to seven of the 10 largest venture capital firms in the Bay Area, funding the growth of many smaller companies, often startups, in the biotech and computer/internet fields.

Population growth in the Bay Area Counties has picked up considerably since the technology bust of the early 2000s, with approximately 1.9 million residents across the three counties in 2015. According to data compiled by the Census Bureau, population growth during 2015 was nearly 20,000 people. Household growth during 2013 through 2015 ranged between 4,100 and 7,100 households annually. JBREC estimates that population growth should average roughly 15,900 people annually, and household growth should average between 7,000 and 7,900 households annually from 2016 through 2018.

The median household income in the Bay Area Counties which previously peaked at $78,900 in 2009, declined during 2010 through 2011 and has been steadily climbing higher since. As of year end 2015, the median household income in the Bay Area Counties was $96,671, up 4.6% from the prior year. JBREC expects average growth in the median income of 1.3% per year from 2016 through 2018.

According to data compiled by CoreLogic, existing home sales activity reached a peak in 2004 before steadily declining through 2008. Existing homes sales have been increasing since 2009, but slowed in 2014. In the twelve months ended September 30, 2016, sales reached 15,196 transactions, representing a 13% increase from the 2008 market trough of 13,412 transactions. JBREC projects an average of just over 15,000 transactions per year during 2016 through 2018. The median existing home price declined 23% from the 2007 peak to the 2011 trough. However, the median existing home price has trended up since 2012, reaching an all-time high of $1,141,900 as of September 30, 2016. The median home price reacts to the mix of resale homes sold.

The new home sales activity in the Bay Area Counties has improved from trough levels in 2013, according to CoreLogic, and JBREC expects new home sales activity to further increase as both demand and supply return to the market. New home sales totaled 1,592 in the twelve months ended September 30, 2016, up 97% year-over-year but still substantially lower than the 2004 peak of 2,580 new home transactions. JBREC forecasts new home sales to average 1,400 annual sales through 2018, which remains well below this metro’s historical peak. The median new home price of $1,127,900 as of September 30, 2016 reflects a 4.1% annual decrease.
However, new home prices in this environment of limited new home sales volume can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of housing market trends in the metro area.

Resale home values in the Bay Area Counties increased sharply during 2012 through 2015, following five years of declining values, according to the Burns Home Value IndexTM. The index indicates that resale home values in the three county metro area grew by 4.5% during the twelve months ended September 30, 2016.

The Bay Area Counties’ new home construction activity has long been comprised mostly of multifamily units. From 2011 through 2015, permits have been issued to build more than 20,300 multifamily units while single-family homebuilding permit activity reached just over 2,800 units for the same period. The trough for total permit activity occurred in 2009 at only 982 units. However permit issuance quickly rebounded beginning in 2010. JBREC forecasts single-family permits will average between 600 and 700 units annually from 2016 through 2018, while multifamily permits will average between 4,500 and 5,400 over the same time period.

Demand for new housing exceeded the new home supply being added to the market for the twelve months ended September 30, 2016, as evidenced by the employment growth to homebuilding permit ratio of 5.3. However, many people who work in the metro commute from other locations, such as the East Bay metro, due to a lack of affordable housing options in the core Bay Area Counties.

Resale listings in the Bay Area Counties are very low, causing the resale market to become more competitive and leading to increases in prices. As of September 30, 2016, the three county metro had just 2,869 homes listed on the market, which represented an increase of 22% from extremely low levels the prior year. At their peak in September 2010, listings surpassed 6,100 homes in the metro. The level of listings in September 30, 2016 equated to 2.4 months of supply, based on existing home sales activity during the prior twelve months, representing a significant drop from the peak of six months of supply in 2010.

When comparing the cost of home ownership dating back to 1985 with the median household income, affordability conditions in the Bay Area Counties market reached their post-recession best level in 2011. Affordability has weakened rapidly since then due to rising home prices and is currently worse than the metro’s median historical affordability levels. JBREC expects affordability conditions to remain worse than average through 2018.

Apartment rents in the Bay Area Counties have seen significant growth, which began in 2011. After declining in the early 2000s following the technology bubble bust, average asking apartment rents grew at an average annual rate of 6.7% from 2005 through 2008. Since declining slightly in 2009 and 2010 following the bust of the housing bubble, average asking apartment rents have grown at an average annual rate of 10.4% from 2011 through 2015 and have climbed even higher through the end of the third quarter of 2016. Average vacancy rates moved slightly higher from 2011 through 2015 as new supply comes to the market. However, vacancy rates declined as of the end of the third quarter of 2016, falling to 4.3%.

Industrial real estate net asking rents had averaged under $14 per square foot from 2009 through 2013. In 2014, however, net asking rents jumped 19.7% to $15.74 per square foot, according to commercial brokerage firm CBRE. As of the end of the third quarter in 2016, net asking rents have climbed to $19.33 per square foot. Vacancy rates for industrial properties have steadily declined from 3.1% in 2014 to 2.2% as of the end of the third quarter of 2016. Note that industrial property data for the Bay Area Counties includes only San Francisco County and San Mateo County.

Office properties across the Bay Area Counties are experiencing strong demand, as evidenced by the vacancy rate declining from 8.1% in 2014 to 6.7% as of the end of the third quarter of 2016. This increased demand is putting upward pressure on net asking rents, which have risen from $33.58 per square foot in 2014 to $46.11 per square foot as of the end of the third quarter of 2016. Assuming strong employment growth continues, office vacancy is expected to remain at very low levels.

Retail properties in the Bay Area Counties are seeing a combination of upward trending net asking rents per square foot and declining levels of availability. Note the availability rate is the percentage of retail stock that was available for lease during the period, either vacant or occupied. The availability rate for the Bay Area Counties retail properties has been steadily trending lower, reaching 4.1% as of the end of the third quarter of 2016 compared to 5.6% in 2014. Retail net asking rents per square foot in the Bay Area Counties bottomed at $25.89 in 2011 but have generally trended upward, and are currently at $34.49 as of the end of the third quarter of 2016.

Trends in Entitlement Processing

The diverse Bay Area Counties regional economy is largely driven by the tech industry, which in turn has driven demand for office and retail space and housing. Development continues to be constrained by environmentally sensitive coastal land, redevelopment clean-up work and a politically involved populace that is passionate about protecting the environment. In addition to federal and California state government regulatory involvement, developers here also must work with the Association of Bay Area Governments and strong local city agencies to obtain development approvals. Historically, this region has been one of the more difficult in the country in which to obtain approvals for new residential development. Often times new in-fill housing projects are opposed by local constituents who are concerned about potential negative impacts from the new project. The difficult and lengthy process to approve and build new homes, combined with continued high demand, has resulted in a long-term shortage of housing, which has contributed to markets in this region having some of the highest home prices in the country. According to brokers and regional developers, fast growing companies are continuing to search the region looking for office campus space, and availability of appropriate nearby housing is a significant factor in their decisions.

High land demand and rising prices have driven redevelopment into surrounding jurisdictions, some of which were not equipped to handle the increased development project processing demand. These cities have had to add staff quickly in order to handle the increased workload while dealing with a steep city side entitlement re-learning curve.

The City of San Francisco continues to move forward towards an Executive Directive goal to create or renovate 30,000 housing units. Although by some estimates approximately 20,000 such units have already been approved, the great majority are presently unbuilt. This slow progress exists despite efforts to facilitate the approval process for below market rate new homes in a city that is severely undersupplied, the institution of density bonus provisions on a state and local level and recent state “by right” policy which seeks to add certainty to jurisdictional approval processes. Successful challenges by constituents to entitlement approvals on procedural grounds should continue to force the City and other local jurisdictions into involved and lengthy environmental processes. Since market forces often trump political will, JBREC believes far fewer homes will be built than the City desires.

Trends in Land Development Costs and Availability of Labor

Redevelopment is a necessity in the Bay Area Counties, but comes at higher cost than “greenfield” development, especially because land use changes are often required. Land use changes can create the need to rezone or to do General Plan amendments, Specific Plan amendments and other adjustments to underlying entitlements, which stretch schedules and increase costs. In 2012, the redevelopment agencies in the State of California were dissolved, eliminating a major source of funding for redevelopment for Bay Area cities and developers. In response, jurisdictions and developers are exploring Enhanced Infrastructure Financing Districts (EIFDs) to help meet their redevelopment project financing needs. Over the coming years, the inability to take advantage of the tax increment financing that was facilitated by redevelopment agencies, with no clear alternatives apparent, presents an additional financial constraint to fund redevelopment and urban infill housing in the area.

Development costs have gone up in the Bay Area by about 4% over the past year and by a total of approximately 15% to 20% over the last five years. The costs of earth moving, paving, landscaping and especially measures to comply with storm water quality regulations have led those increases. Common and skilled labor availability for private-sector land development is constrained by the need to import much of the labor force into the region, and wage rates are on the higher end of the California labor market spectrum.

Conclusion. The Bay Area Counties is a supply-constrained market for new homes, with most new construction activity focused on multifamily units in redevelopment settings. Strong job growth, rising median income levels and low levels of resale housing inventory are keeping upward pressure on home prices across the three-county area. Affordability remains a concern and is expected to continue pressuring home buyers and apartment renters.

Los Angeles-Long Beach-Glendale, CA Housing Market Overview (Los Angeles)

(Los Angeles County)

The Los Angeles-Long Beach-Glendale metropolitan division consists entirely of Los Angeles County and is located in Southern California. According to the U.S. Census Bureau, this metro has a population over 10 million, making it the most populous county in California and one of the largest in the United States. Owing to its size, this market has a wide diversity of submarkets and demographics, which makes it critical for builders and developers to understand the local consumer. A large percentage of new homebuilding activity will likely occur in either infill locations close to job growth or in more distant submarkets where land is available for traditional single-family detached home development.

The housing fundamentals of Los Angeles County have shown substantial improvement since a low point in 2008 based largely on reduced supply and continued demand, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals to date is the result of improving job growth, low resale supply levels and the turning of the business cycle. The affordability fundamentals are worse than average, as rising home prices have more than offset declining mortgage rates and income growth. Although overall fundamentals should remain favorable through 2018, they are expected to weaken slightly each year as the combination of home price and interest rate increases are expected to continue to cause mortgage payment increases to outpace income growth.

There are 4,360,700 non-farm payroll jobs in Los Angeles County as of September 30, 2016. Employment growth turned positive in 2011 after the metro lost 331,000 jobs or 7.8% of employment from 2008 through 2010. However, Los Angeles County has been steadily growing since then, adding 351,000 jobs (8.9% growth) from 2011 through 2015. JBREC expects continued employment growth averaging 68,700 jobs per year (1.6% average annual growth) from 2016 through 2018.

The employment distribution in Los Angeles County is similar to the country as a whole, with some notable exceptions. The largest non-farm sectors of employment are Trade, Transportation and Utilities (18.9%), followed by Education and Health Services (17.6%) and Professional & Business Services (14.2%). Los Angeles County is home to such Fortune 500 companies as Walt Disney, DirecTV, Occidental Petroleum and Edison International, as well as the U.S. headquarters for automobile companies Honda and Isuzu. The city and county governments are also major employers, as is the educational system. The ports of Los Angeles and Long Beach handle one-fourth of all container traffic coming into the United States, making the complex the largest port in the country and the ninth-busiest in the world.

The population and number of households continue to grow in Los Angeles County, with continued growth expected in the near term. During 2015 the population was over 10 million and grew by over 60,800 residents from a year prior. JBREC anticipates annual population growth of approximately 65,300 people and annual household growth ranging from 22,500 to 27,600 from 2016 through 2018.

During 2015 the median household income in Los Angeles County was $59,134, a steady increase from the most recent trough in 2011. JBREC expects continued increases in incomes, with average annual growth of 4.0% for 2016 through 2018.

Existing home sales in Los Angeles County are flat compared to a year ago, but buyer demand remains solid. In the twelve months ended September 30, 2016, existing home sales for the area totaled 76,777, down 0.1% versus the 12 month period ending a year prior, but up 30% from the trough in 2008. At the September 30, 2016 rate, existing home sales are still well below the peak level of 136,093 in 2003. JBREC expects resale sales to average 78,400 transactions per year during 2016 through 2018. The median existing single-family detached home price declined by 44% from the peak in 2007 to the trough in 2009, reflecting the withdrawal of easy mortgage lending and a correction from unsustainable price increases. As of September 30, 2016, the median single-family detached existing home price was $553,300, up 8.5% from September, 2015.

New home sales transactions in Los Angeles County totaled 3,818 for the twelve months ended September 30, 2016, down 1.2% from a year prior. By comparison, new home sales in the county reached 12,343 in 2006 and surpassed 10,000 transactions per year for three consecutive years from 2005 through 2007, indicating the strength of the boom in this market. JBREC projects new home sales will average 4,300 transactions annually from 2016 through 2018. The median new home price as of September 30, 2016 was $568,300, down 1.2% from a year prior, but still well above the prior peak reached during 2007. The median new home price can be influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

Resale home values in Los Angeles County grew 6.0% during the twelve months ended December 2014 and 7.2% in the twelve months ending December 2015, according to our Burns Home Value Index™. Through September 30, 2016, prices have increased 6.4%. In comparison, home prices in Los Angeles County declined 38% from 2006 through 2011.

Residential construction activity has steadily rebounded from trough levels during the housing downturn, with continued growth projected in the near future. A transition in construction is occurring in Los Angeles County, however, with the majority of permit activity shifting towards multifamily units. In the twelve months ending September 30, 2016, multifamily permits have outpaced single-family permits by more than 3-to-1. Single-family homebuilding permits totaled 4,764 over the twelve months ended September 30, 2016. By comparison, single-family homebuilding permits topped 12,000 units in 2004 and 2005. JBREC expects single-family homebuilding permits to rise to 5,700 in 2018, which is still well below peak. Multifamily permits are projected to fall to 13,900 units by 2018 from 16,566 during the twelve months ended September 30, 2016.

The demand being generated for housing currently exceeds the new supply being added to the market, with job growth exceeding the homebuilding permits issued by over three-to-one in the twelve months ended September 30, 2016. JBREC expects the employment-to-permit ratio to remain elevated through 2018, averaging 3.4. Some Los Angeles workers commute from more affordable housing in adjacent metros such as Ventura and Riverside-San Bernardino.

Resale listings in Los Angeles County are low, despite increasing slightly throughout 2016. Low supply contributes to more competitiveness and increasing prices in the resale market. As of September 30, 2016, the county had just 22,421 homes listed on the market, which represented a 5.2% increase from one year prior. The September 30, 2016 level of listings translates to only 3.5 months of supply, based on existing home sales activity over the prior twelve months. A 5.0 to 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in July 2008 constituted 12.0 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are worse than the long-term average in Los Angeles County. JBREC estimates that affordability conditions reached their historical best levels in the late 1990s and their historic worst levels in 2006. JBREC expects affordability will remain somewhat weak as home prices rise and mortgage rates gradually increase.

Apartment rents in Los Angeles County have seen significant growth, which began in 2011. After bottoming at $1,600 in 2010, average monthly asking rents have risen to $2,180 as of the end of the third quarter in 2016. During the period of 2011 through 2015, asking rents rose at an average annual rate of 5.1%. After increasing to over 5% the past three years, average vacancy has fallen to a low of 4.0% as of the end of the third quarter in 2016.

After falling 21% from the high in 2007 to the low in 2010, industrial real estate net asking rents have been slowly moving higher. In 2014, net asking rents rose 6.6% and in 2015 net asking rents rose 12.8% to $8.54 per square foot, according to commercial brokerage firm CBRE. Vacancy rates for industrial properties have steadily declined from 1.6% in 2014, to 1.0% as of the end of the third quarter of 2016.

During 2015, office vacancy in Los Angeles declined below 15% for the first time since 2009, reaching 14.7%, and has declined even further through the end of the third quarter of 2016, falling to 13.7%. Office vacancy in Los Angeles reached a low of 9.8% in 2007, but as the economy began to slow, vacancy steadily increased. Net asking rents per square foot have trended upward gradually since bottoming in 2011. In 2015, the average net asking rents per square foot was $24.18, essentially flat from 2014 values in Los Angeles County. Rents have increased through the end of the third quarter of 2016, reaching $25.19.

Retail properties in Los Angeles County have generally seen availability rates decline, and net asking rents per square foot rise slightly over the past few years. Note the availability rate is the percentage of retail stock that was available during the period, either vacant or occupied. The availability rate for Los Angeles County retail properties has declined slightly to 7.2% as of the end of the third quarter of 2016 compared to 7.3% in 2014. Retail net asking rents per square foot in Los Angeles County bottomed at $22.27 in 2013, but increased 6.6% in 2015 to $24.21, and have climbed to $25.50 as of the end of the third quarter of 2016.

Trends in Entitlement Processing

Land developers report that the timing of entitlement varies greatly depending on the local jurisdiction within Los Angeles County, to the point that location within a particular local jurisdiction is a significant factor in their choice between projects to acquire. Entitlement timeframes have certainly lengthened over time. Some developers have reported that, due to staffing shortages, even the time for non-discretionary approvals such as recording a final map have nearly doubled in the last five years.

The increasing complexities of entitlement in Los Angeles result in part because much of the new development is for in-fill projects. Such projects often involve additional land use approvals, new and difficult storm water quality control systems, traffic and proximity to transit considerations, higher intensity of water use inherent with higher density in-fill redevelopment and jurisdictional preferences for mixed use development to reduce the fiscal impacts. Water availability must be considered carefully, as the state has sought to make measures instituted during the recent extended drought permanent, and developers are being asked to take additional actions, beyond prior approvals, before they can begin construction. Each additional complexity delays projects and increases the costs of producing new housing.

Trends in Land Development Costs and Availability of Labor

General land development cost increases in Los Angeles County over the last year have somewhat moderated, aligning with national averages. JBREC estimates that development-related costs increased by about 3% over the past 12 months, producing a total increase of approximately 14% to 20% over the last five years. These cost increases are mostly due to overhead, labor and travel costs. Most trades are located in the Inland Empire area, and many would prefer to work there, when work is available, rather than commute to job sites in Los Angeles County.

The skilled labor and management pool for land development in Los Angeles appears to have been reduced significantly. Prior workers have retired, changed to part-time or have transitioned to other industries. At the same time, fewer new job candidates are entering the local land development labor force, driving up labor-related development costs.

Conclusion. In summary, the housing fundamentals in the Los Angeles County region continue to look favorable, driven by a very supply-constrained market with rising new home prices. Fairly strong job growth, rising median income levels and low levels of resale housing inventory are keeping upward pressure on home prices across the county. Affordability remains a concern and is expected to continue pressuring home buyers in Los Angeles County.

Santa Ana-Anaheim-Irvine, CA Housing Market Overview

(Orange County)

The Santa Ana-Anaheim-Irvine metropolitan division consists of Orange County and is located in Southern California. The metro area has a population of over 3.1 million people, as measured by the U.S. Census Bureau. Considered to be a set of suburban commuter cities several decades ago, Orange County now has its own vibrant economy and employment centers and stands on its own identity as a mature community culturally independent of the larger Los Angeles County to its north. Because of its coastal location and its status as a thriving employment center, Orange County is a “first choice” for housing within the greater Southern California real estate market.

The housing fundamentals of Orange County have shown considerable improvement in recent years after bottoming in 2007 and 2008. Similar to many coastal California markets, the housing demand fundamentals have also strengthened as a result of improvement in job growth and home sales activity, but affordability has weakened.

There are 1,593,800 non-farm payroll jobs in Orange County as of September 30, 2016, representing 2.8% growth over the prior twelve months. Job growth turned positive in 2011 after job losses in 2007 through 2010. The metro area lost 156,600 jobs (10.3% decline) from 2007 through 2010. However, Orange County added 172,400 jobs (12.6% growth) from 2011 to 2015. JBREC is expecting 85,900 new jobs to be created during 2016 through 2018, representing a 1.8% average annual growth rate.

In Orange County, the largest sector of payroll employment is Professional & Business Services (18.7%), followed by Trade, Transportation and Utilities (16.5%). While Disney is indeed the county’s largest employer, the next three places are held by the University of California, Irvine, the County of Orange, and St. Joseph Health System. The headquarters of several Fortune 500 companies are located in Orange County, including Ingram Micro, First American Financial Corporation, Western Digital, Pacific Life and Broadcom. Asian-based automobile and electronics companies Mazda, Toshiba, Toyota, Samsung, Kia, Mitsubishi and Hyundai all have regional or national headquarters in Orange County.

Orange County’s population experienced steady growth throughout the 1980s and 1990s but began to see a steady downward trend in the early 2000s. From 2005 through 2007 the metro experienced actual declines in population, associated with the national recession. Growth resumed in 2008, and during 2015 Orange County added over 24,800 new residents. The metro’s household growth followed a similar path, declining in 2006 and

2007, before resuming growth in 2008. JBREC anticipates annual average population growth of approximately 30,600 people and annual average household growth of 11,100 to 11,700 from 2016 through 2018.

During 2015, Orange County’s median household income was $78,428, up from the 2010 trough of $70,880. JBREC expects average annual income growth of 3.3% for 2016 through 2018.

After reaching a trough of 24,100 sales in 2007, existing home sales in Orange County have averaged just over 32,000 transactions per year from 2012 through 2015. In the twelve months ended September 30, 2016, existing home sales increased to 32,762, up 0.5% in the prior twelve months, up 36% from the trough in 2007. Existing home sales remain well below the peak level of 56,050 transactions in 2003. JBREC expects resale sales to average nearly 33,500 transactions annually during 2016 through 2018. The median existing single-family detached home price declined by 31% from the peak in 2007 to the trough in 2009, representing the withdrawal of generous lending and a correction from unsustainable prices.

As of September 30, 2016, the median single-family detached existing home price was $705,000, up 4.4% from a year prior.

The new home sales volume in Orange County spiked in 2013 (up 83%) and rose again in 2014 (up 18%). During the twelve months ended September 30, 2016, new home sales increased 20.7% to 4,325 transactions. By comparison, new home sales in Orange County reached over 6,500 in 2000 and remained above 5,000 transactions per year through 2006. JBREC projects new home sales will average 4,400 transactions annually from 2016 through 2018. The median new home price as of September 30, 2016 was $880,000, up 4.3% from a year prior. The median new home price can be influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

Resale home values in Orange County increased sharply during 2012 and 2013, following six years of declining values, according to the Burns Home Value IndexTM. The index indicates that resale home values in Orange County grew by 4.3% during the twelve months ended September 30, 2016.

Single-family residential construction rebounded from trough levels during the housing downturn. However, construction activity that was once dominated by single-family homes has shifted towards more multifamily homes. Single-family homebuilding permits fell to a total of 1,330 units in 2008, but rose to 4,237 over the twelve months ended September 30, 2016. By comparison, single-family homebuilding permits topped 6,000 units in the early 2000s. Single-family homebuilding permits are expected to rise to 4,600 units in both 2017 and 2018. Multifamily permits totaled 6,888 units during the twelve months ended September 30, 2016, near the highest level since the early 1990s. JBREC forecasts multifamily permits to average approximately 7,000 units from 2016 through 2018.

The demand currently being generated for housing exceeds the new supply being added to the market, resulting in an employment growth-to-permit ratio of 3.9 as of September 30, 2016. In most metros, a ratio of 1.2 jobs for every permit represents a balanced market. The employment growth-to-permit ratio is expected to remain above balanced market levels through 2018 in Orange County. However, the Orange County market has evolved to a job center with some workers commuting from more affordable locations in the adjacent Riverside-San Bernardino metro.

Resale listings in Orange County remain relatively low. Low supply contributes to more competitiveness and increasing prices in the resale market. As of September 30, 2016, Orange County had 10,989 homes listed on the market, flat from one year prior. The September 30, 2016 level of listings translates to only 4.0 months of supply, based on existing home sales over the prior twelve months. A 5.0 to 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in May 2008 constituted 8.6 months of supply. Given the low level of inventory, existing homes are quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are worse in relation to history in Orange County. JBREC estimates that affordability conditions reached their historical best levels in the late 1990s and their historical worst levels in mid-2006. Affordability will continue to remain worse than the historical average through 2018 as home prices continue to rise and mortgage rates increase gradually.

Apartment rents in Orange County have experienced significant growth, which began in 2011. After bottoming at $1,482 in 2010, average monthly asking rates have risen to $1,965 as of the third quarter in 2016. During the period from 2011 through 2015, asking rents rose at an average annual rate of 4.7%. Average vacancy rates stabilized in the low 5% range in 2010 and reached 3.4% as of the third quarter in 2016.

After falling 29% from the high in 2007 to the low in 2010, industrial real estate net asking rents have been slowly moving higher. In 2015, net asking rents rose 13.9% to $9.78 per square foot, according to commercial brokerage firm CBRE, and as of the end of the third quarter of 2016, rents of $10.87 have now surpassed the previous peak in 2007. Vacancy rates for industrial properties have declined from 2.9% in 2014 to 1.6% as of the end of the third quarter of 2016. The lack of new industrial property construction is contributing to lower vacancy rates.

Orange County had very limited office construction through 2014. When the economy began to slow in 2005, office vacancy rates started to increase sharply, reaching 20.4% in 2010. The excess space continues to be absorbed as new jobs are created in Orange County and vacancy rates have declined to 10.8% as of the third quarter in 2016. Net asking rents have trended upward after reaching a low of $14.84 per square foot in 2012. Net asking rents per square foot reached $17.01 in 2014 and currently stand at $18.34 as of the end of the third quarter in 2016.

Retail properties in Orange County have generally seen availability rates decline, and net asking rents per square foot have risen slightly over the past few years. Note the availability rate is the percentage of retail stock that was available during the period, either vacant or occupied. the availability rate for Orange County retail properties has been trending lower, reaching 6.0% as of the end of the third quarter of 2016 compared to 6.4% in 2014. Retail net asking rents per square foot in Orange County bottomed at $22.81 in 2013, but increased 6.6% in 2015 to $25.27 and have ticked up to $25.35 as of the end of the third quarter in 2016.

Trends in Entitlement Processing

The entitlement process in Orange County in many ways mirrors Los Angeles County but with certain notable differences. Orange County still has a number of legacy and newly approved master-planned communities, where entitlement timing and costs are much more predictable. Outside of these master plans, in cities such as Irvine, Lake Forest, San Clemente and Rancho Mission Viejo, new project approvals can often face substantial entitlement hurdles and public scrutiny.

Issues affecting the complexities, costs and timing of entitlements in Orange County are storm water quality control systems, road design, water availability and reportedly the ability of certain utility providers to approve plan designs in a timely manner. Storm water quality control requirements are somewhat more difficult than other California markets because developments in Orange County are governed on a watershed basis by two Regional Water Quality Control Boards (San Diego and Orange County) and the San Diego Board is increasingly active in promulgating stringent requirements.

Trends in Land Development Costs and Availability of Labor

General development cost increases in Orange County over the last year have somewhat moderated, aligning with national averages increasing by about 3% over the past 12 months. Over the past five years, the increases total approximately 14% to 20%, largely due to the same overhead, labor and travel costs associated with the mostly Inland Empire-based labor force and contractor base.

Some Orange County private sector engineering firms that focus on land development report that the difficulty in finding sufficient numbers of qualified civil engineers has eased this last year, although there is still a shortage of experience in the ranks. This shortage of experienced civil engineers can have a negative impact on processing land development plans, causing schedule delays. Land development project managers are also in short supply, and movement of these employees between builders/developers has continued in the last year.

Conclusion. In summary, Orange County is a supply constrained metro area with rapidly rising new home prices. Strong job growth, rising median income levels and low levels of resale housing inventory are keeping upward pressure on home prices and rental prices across the county. Affordability remains a concern and is expected to continue pressuring home buyers and apartment renters who may want to enter Orange County over the next three years.

About this Market Overview

This “Market Overview” section was prepared in November 2016 in connection with this offering by John Burns Real Estate Consulting, LLC. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This “Market Overview” section contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This “Market Overview” section contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this “Market Overview” section. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this “Market Overview” section might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projection, including third-party data, contained in this “Market Overview” section are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

             Shares

Five Point Holdings, LLC

Class A Common Shares

Representing Class A Limited Liability Company Interests

PRELIMINARY PROSPECTUS

                , 2017

Citigroup

J.P. Morgan

Until                 , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred by Five Point Holdings, LLC (the “Registrant”) in connection with the issuance and distribution of the securities registered hereby. All amounts, other than the Securities and Exchange Commission (“SEC”) registration fee and the FINRA filing fee, are estimates.

SEC registration fee		*
FINRA filing fee		*
New York Stock Exchange listing fee		*
Printing expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 32.	Sales to Special Parties

Not applicable.

Item 33.	Recent Sales of Unregistered Securities

On June 25, 2015, the Registrant issued 224,279 Class A units to a member of Five Point Operating Company, LLC, a Delaware limited liability company (the “operating company”), in exchange for an equal number of units of the operating company pursuant to the terms of the limited liability company agreement of the operating company. No separate cash consideration was paid in connection with this issuance. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

On May 2, 2016, the Registrant issued an aggregate of 444,800,106 Class B common shares to certain investors and existing unitholders of the operating company who qualify as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) for an aggregate value of approximately $444,800. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

On May 2, 2016, the Registrant issued 5,052,356 Class A common shares to Emile Haddad in exchange for 24.58% of his Class A limited partnership interest in Five Point Communities, LP, a Delaware limited partnership. The shares were issued in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 or Regulation D promulgated under the Securities Act.

From May 2, 2016 to the date hereof, the Registrant issued 14,878,068 RSUs to current and former officers, directors, employees and consultants of the Registrant and its subsidiaries as compensation for prior services. The RSUs provide the right to receive an aggregate of 14,878,068 Class A common shares of the Registrant. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.	Indemnification of Directors and Officers

Section 108 of the Delaware Limited Liability Company Act empowers us to indemnify and hold harmless any member or manager or other persons from and against all claims and demands whatsoever, except as set forth in the limited liability company agreement. Our amended and restated limited liability company agreement (the “operating agreement”) includes provisions that indemnify our directors and officers against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any of our directors or officers may be involved, or is threatened to be involved, as a party or otherwise, by reason of being or having been one of our directors or officers. However, our directors and officers shall not be indemnified if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such director or officer is seeking indemnification, the director or officer breached his or her duty of loyalty, or committed an act or omission in bad faith or which involved intentional misconduct or a knowing violation of law.

Our operating agreement also provides that expenses (including legal fees and expenses) incurred by our officers and directors in defending or otherwise participating in any indemnification claim, demand, action, suit or proceeding shall be advanced by us, prior to a final and non-appealable determination that such director and officer is not entitled to be indemnified, upon receipt by us of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately shall be determined that such director or officer is not entitled to be indemnified.

We have entered into indemnification agreements with each of our executive officers and directors in which we agree to indemnify our executive officers and directors against all expenses and liabilities, and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding, if they are made or threatened to be made a party to a proceeding by reason of their service to us, unless a court of competent jurisdiction determines that the director or officer breached his or her duty of loyalty or committed an act or omission in bad faith or which involved intentional misconduct or a knowing violation of law. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 35.	Treatment of Proceeds from Shares Being Registered.

Not applicable.

Item 36.	Financial Statements and Exhibits.

(a) See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b) The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1*	Certificate of Formation of Registrant

3.2*	Amended and Restated Limited Liability Company Agreement of Five Point Holdings, LLC

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered

10.1*	Amended and Restated Limited Liability Company Agreement of Five Point Operating Company, LLC

10.2*	Second Amended and Restated Operating Agreement of The Shipyard Communities, LLC

10.3*	Registration Rights Agreement, dated as of May 2, 2016, by and among the Registrant and the persons named therein

10.4*	Second Amended and Restated Contribution and Sale Agreement, dated as of July 2, 2015, and amended and restated as of May 2, 2016, by and among the Registrant, Five Point Holdings, Inc., Newhall Intermediary Holding Company, LLC, Newhall Land Development, LLC, The Shipyard Communities, LLC, Heritage Fields LLC, Five Point Communities Management, Inc., Five Point Communities, LP and the other parties named therein

10.5*	Tax Receivable Agreement, dated as of May 2, 2016, by and among the Registrant and the other parties named therein

10.6*	Incentive Award Plan

10.7*	Form of Indemnification Agreement by and between the Registrant and each of its Directors and Executive Officers

10.8*	Transition Services Agreement, dated as of May 2, 2016, by and between the Registrant and Lennar

10.9*	Amended and Restated Development Management Agreement, dated as of May 2, 2016, by and among Heritage Fields E1 Toro, LLC, Five Point Communities, LP and Five Point Communities Management, Inc.

10.10*	Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated June 3, 2010, by and between the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.11*	First Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 19, 2012, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.12*	Second Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 1, 2014, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.13*	Interim Lease, dated as of December 3, 2004, by and between the Redevelopment Agency of the City and County of San Francisco and Lennar/BVHP, LLC

Exhibit	Exhibit Description
10.14*	First Amendment to the Interim Lease, dated as of September 16, 2008, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.15*	Second Amendment to the Interim Lease, dated as of May 31, 2011, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.16*	Third Amendment to the Interim Lease, dated as of November 8, 2013, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.17*	Fourth Amendment to the Interim Lease, dated as of September 1, 2015, by and among the Successor Agency to the Redevelopment Agency of the City and County of San Francisco, HPS Development Co., LP and CP Development Co., LP

10.18*	Promissory Note Secured by Deed of Trust, dated as of October 6, 2015, by Lennar Homes of California, Inc., as Maker, issued to Heritage Fields El Toro, LLC

10.19*	Amended and Restated Development Agreement, dated December 27, 2010, by and among The City of Irvine, the Irvine Redevelopment Agency and Heritage Fields El Toro, LLC

10.20*	Second Agreement with City of Irvine as Adjacent Landowner, dated as of November 26, 2013, by and between Heritage Fields El Toro, LLC and the City of Irvine

10.21*	Third Amended and Restated Limited Liability Company Agreement of Heritage Fields LLC, dated as of May 2, 2016, by and among Five Point Heritage Fields, LLC, Heritage Fields Capital Co-Investor Member LLC, MSD Heritage Fields, LLC, Lenfive, LLC, LNR HF II, LLC, and FPC-HF Venture I, LLC

10.22*	Investor Rights Agreement, dated as of May 2, 2016, by and among the Registrant and the persons named therein

10.23*	Amended and Restated Voting and Standstill Agreement, dated as of May 2, 2016, by and among the Registrant, Five Point Holdings, Inc., and the persons named on Exhibit A thereto

10.24*	Securities Purchase Agreement, dated as of May 2, 2016, by and between the Registrant and Lennar Homes of California, Inc.

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Deloitte & Touche LLP

23.3*	Consent of Deloitte & Touche LLP

23.4*	Consent of Deloitte & Touche LLP

23.5*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.6*	Consent of John Burns Real Estate Consulting, LLC

24.1*	Power of Attorney (included on the signature page to the Registration Statement)

*	To be filed by amendment.

Item 37.	Undertakings.

The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, director nominees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, State of California, on                     .

FIVE POINT HOLDINGS, LLC

By:
Name: Emile Haddad Title: Principal Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Emile Haddad and Michael Alvarado, or any of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Emile Haddad	Principal Executive Officer and Director (Principal Executive Officer)

Erik Higgins	Principal Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Rick Beckwitt	Director

Kathleen Brown	Director

William Browning	Director

Evan Carruthers	Director

Jonathan Foster	Director

Gary Hunt	Director

Jon Jaffe	Director

Joshua Kirkham	Director

Signature	Title	Date
Stuart A. Miller	Director

Daniel Pine	Director

Michael Rossi	Director

Michael Winer	Director

EXHIBIT INDEX

Exhibit	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1*	Certificate of Formation of Registrant

3.2*	Amended and Restated Limited Liability Company Agreement of Five Point Holdings, LLC

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered

10.1*	Amended and Restated Limited Liability Company Agreement of Five Point Operating Company, LLC

10.2*	Second Amended and Restated Operating Agreement of The Shipyard Communities, LLC

10.3*	Registration Rights Agreement, dated as of May 2, 2016, by and among the Registrant and the persons named therein

10.4*	Second Amended and Restated Contribution and Sale Agreement, dated as of July 2, 2015, and amended and restated as of May 2, 2016, by and among the Registrant, Five Point Holdings, Inc., Newhall Intermediary Holding Company, LLC, Newhall Land Development, LLC, The Shipyard Communities, LLC, Heritage Fields LLC, Five Point Communities Management, Inc., Five Point Communities, LP and the other parties named therein

10.5*	Tax Receivable Agreement, dated as of May 2, 2016, by and among the Registrant and the other parties named therein

10.6*	Incentive Award Plan

10.7*	Form of Indemnification Agreement by and between the Registrant and each of its Directors and Executive Officers

10.8*	Transition Services Agreement, dated as of May 2, 2016, by and between the Registrant and Lennar

10.9*	Amended and Restated Development Management Agreement, dated as of May 2, 2016, by and among Heritage Fields E1 Toro, LLC, Five Point Communities, LP and Five Point Communities Management, Inc.

10.10*	Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated June 3, 2010, by and between the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.11*	First Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 19, 2012, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.12*	Second Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 1, 2014, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.13*	Interim Lease, dated as of December 3, 2004, by and between the Redevelopment Agency of the City and County of San Francisco and Lennar/BVHP, LLC

10.14*	First Amendment to the Interim Lease, dated as of September 16, 2008, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.15*	Second Amendment to the Interim Lease, dated as of May 31, 2011, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.16*	Third Amendment to the Interim Lease, dated as of November 8, 2013, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

Exhibit	Exhibit Description
10.17*	Fourth Amendment to the Interim Lease, dated as of September 1, 2015, by and among the Successor Agency to the Redevelopment Agency of the City and County of San Francisco, HPS Development Co., LP and CP Development Co., LP

10.18*	Promissory Note Secured by Deed of Trust, dated as of October 6, 2015, by Lennar Homes of California, Inc., as Maker, issued to Heritage Fields El Toro, LLC

10.19*	Amended and Restated Development Agreement, dated December 27, 2010, by and among The City of Irvine, the Irvine Redevelopment Agency and Heritage Fields El Toro, LLC

10.20*	Second Agreement with City of Irvine as Adjacent Landowner, dated as of November 26, 2013, by and between Heritage Fields El Toro, LLC and the City of Irvine

10.21*	Third Amended and Restated Limited Liability Company Agreement of Heritage Fields LLC, dated as of May 2, 2016, by and among Five Point Heritage Fields, LLC, Heritage Fields Capital Co-Investor Member LLC, MSD Heritage Fields, LLC, Lenfive, LLC, LNR HF II, LLC, and FPC-HF Venture I, LLC

10.22*	Investor Rights Agreement, dated as of May 2, 2016, by and among the Registrant and the persons named therein

10.23*	Amended and Restated Voting and Standstill Agreement, dated as of May 2, 2016, by and among the Registrant, Five Point Holdings, Inc., and the persons named on Exhibit A thereto

10.24*	Securities Purchase Agreement, dated as of May 2, 2016, by and between the Registrant and Lennar Homes of California, Inc.

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Deloitte & Touche LLP

23.3*	Consent of Deloitte & Touche LLP

23.4*	Consent of Deloitte & Touche LLP

23.5*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.6*	Consent of John Burns Real Estate Consulting, LLC

24.1*	Power of Attorney (included on the signature page to the Registration Statement)

*	To be filed by amendment.